FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
September 29, 2005

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  001-31232

WIMM-BILL-DANN FOODS OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

16, Yauzsky Boulevard

Moscow 109028

Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     ☒     Form 40-F     ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     ☐     No     ☒

Q U A R T E R L Y  R E P O R T

of Issuer of Emissive Securities

for the second quarter of 2005

OPEN JOINT STOCK COMPANY
“WIMM-BILL-DANN FOODS”

Issuer’s code	0	6	0	0	5	-	A

Location: 109028, Moscow, Yauzsky Boulevard, 16/15, office 306
Postal address: 109028, Moscow, Yauzsky Boulevard, 16/15, office 306

Information contained in the present Quarterly Report is subject to disclosure in conformity with the legislation of Russian Federation relating to securities.

Representative by power of attorney
dated 01.07.2005 No01/07-01	/s/ R.V. Bolotovsky

“15” August 2005	R.V. Bolotovsky

Chief Accountant
/s/ I.V. Plekhanova
“15” August 2005	I.V. Plekhanova

(place for stamp)

Contact person: Kolesnikov Ilya Mikhailovich

Legal adviser

Tel.: (095) 105-5805 (ext. 1371)
Fax: (095) 733-9736

E-mail: KolesnikovIM@wbd.ru

Internet page(s) displaying information contained in this quarterly report:
htpp://www.wbd.ru/wbd/quarterly_report/

Table of contents

Introduction

I	Brief data on the persons, members of the Issuer’s executive bodies, information on bank accounts, the auditor, the appraiser and the Issuer’s financial consultant, as well as on other persons, having signed the quarterly report.
1.1	Persons, members of the Issuer’s executive bodies
1.2	Information on the Issuer’s bank accounts
1.3	Information on the Issuer’s auditor (auditors)
1.4	Information on the Issuer’s appraiser
1.5	Information on the Issuer’s consultants
1.6	Information on other persons having signed the quarterly report

II	Basic information on the Issuer’s financial and economic status
2.1	Indicators of the Issuer’s financial and economic activities
2.2	Issuer’s market capitalization
2.3	Issuer’s obligations
	2.3.1	Accounts payable
	2.3.2	Issuer’s credit history
	2.3.3	Issuer’s obligations from security granted to third parties
	2.3.4	Other Issuer’s obligations
2.4	Objectives of the issue and spheres where funds received from securities issue shall be used
2.5	Risks associated with acquisition of placed securities (securities to be placed)
	2.5.1	Industry risks
	2.5.2	Country and regional risks
	2.5.3	Financial risks
	2.5.4	Legal risks
	2.5.5	Risks relating to the Issuer’s business

III	Detailed information on the Issuer
3.1	Issuer’s background and development
	3.1.1	Data on the Issuer’s firm name (name)
	3.1.2	Data on the Issuer’s state registration
	3.1.3	Data on the Issuer’s creation and development
	3.1.4	Contact information
	3.1.5	INN
	3.1.6	Branches and representations of the Issuer
3.2	Principal economic activities of the Issuer
	3.2.1	Issuer’s industry branch
	3.2.2	Issuer’s principal economic activities
	3.2.3	Main types of products (works, services)
	3.2.4	Raw materials and Issuer’s suppliers
	3.2.5	Markets for products (works, services) of the Issuer
	3.2.6	License information
	3.2.7	Issuer’s joint activities
	3.3	Issuer’s planned activities in future
	3.4	Issuer’s participation in the industry, banking and financial groups, holdings, concerns and associations

3.5	Subsidiaries and dependent economic entities of the Issuer
3.6	Composition, structure and cost of the Issuer’s fixed assets, information on acquisition, replacement, withdrawal of the fixed assets, as well as on all encumbrances of the Issuer’s fixed assets
	3.6.1	Fixed assets

IV	Information on financial and economic activities of the Issuer
4.1	Results of the financial and economic activities of the Issuer
	4.1.1	Profits and losses
	4.1.2	Factors having affected the amount of the proceeds from sale of goods, products, works, services and the amount of profits (losses) from the Issuer’s principal business
4.2 Liquidity of the Issuer and adequacy of the Issuer’s equity and working capital
4.3 Size and structure of the Issuer’s equity and working capital
4.3.1 Size and structure of the Issuer’s equity and working capital
4.3.2 Investments of the Issuer
4.3.2.1 Long-Term Investments
4.3.2.2 Short-Term Investments
4.3.3 Intangible Assets of the Issuer
4.4 Information on the Issuer’s R&D Policies and Expenses, Including Licenses, Patents, New Products, and Research
4.5 Tendencies in the sphere of the Issuer’s principal activities and their analysis

V. Detailed information on the persons in the Issuer’s management and its business activities monitoring bodies and brief information on the Issuer’s staff (employees)
5.1 Information on the structure and competence of the Issuer’s executive bodies
5.2 Information on the persons, member of the Issuer’s executive bodies
5.3 Information on remunerations, benefits and/or reimbursements per each management body of the Issuer
5.4 Information on the bodies monitoring the Issuer’s business activities, their structure and powers
5.5 Information on the persons in the bodies monitoring the Issuer’s business activities
5.6 Information on remunerations, benefits and/or reimbursements for the body monitoring the Issuer’s business activities
5.7 Information on the Issuer’s staff (employees), its educational background and structure, and changes in the numbers of the Issuer’s staff (employees)
5.8 Information on any obligations of the Issuer before its staff (employees) related to their possible participation in the Issuer’s authorized stock (share fund)

VI	Information on the Issuer’ participants (shareholders) and interested party transactions it has contracted
6.1 Information on the general number of the Issuer’s shareholders

6.2 Information on the Issuer’s shareholders holding no less than 5% from its authorized stock or no less than 5% of its ordinary shares, as well as the information on the participants (shareholders) of such entities holding no less than 20% of the authorized stock (share fund) or no less than 20% of its ordinary shares

6.3 Information on the state or municipal body’s share in the authorized stock of the Issuer, existence of a special right (“golden share”)
6.4 Information on restrictions to take part in the Issuer’s authorized stock

6.5 Information on changes in the composition and participation shares of the Issuer’s shareholders that possess at least 5% of the Issuer’s authorized stock or at least 5% of the Issuer’s common stock

6.6 Information on the interested parties transactions the Issuer effected
6.7 Information on Accounts Receivable

VII	Issuer’s business accounting and other financial information
7.1 Issuer’s annual accounting reports
7.2 Quarterly accounting reports for the last accomplished quarter ended
7.3 The Issuer’s consolidated accounting reports for the last complete financial year
7.4 The data on Issuer’s accounting policy
7.5 Information on total exports and export share in total sales
7.6 Data on cost of the Issuer’s immovable property and material changes in the Issuer’s property after the end of the last complete financial year
7.7 Information on any court proceedings the Issuer is involved in, in case such court proceedings may affect the Issuer’s business operations

VIII	Additional information on the Issuer and on the placed securities
8.1 Additional information on the Issuer
8.1.1 Information on the amount, the structure of the authorized stock of the Issuer
8.1.2 Information on changes in the authorized stock of the Issuer
8.1.3 Information on formation and use of the reserve fund and other funds of the Issuer
8.1.4 Information on the convocation and holding procedure for the meeting of the Issuer’s supreme management body
8.1.5 Information on commercial organizations where the Issuer holds no less than 5% of the authorized stock
(share fund) or no less than 5% of the ordinary shares
8.1.6 Information on material transactions that the Issuer has contracted
8.1.7 Information on the Issuer’s credit ratings
8.2 Information on each of the Issuer’s share category (type)
8.3 Information on prior issues of the Issuer’s securities other than the Issuer’s shares
8.3.1 Information on issues, of which all securities have been redeemed (cancelled)
8.3.2 Information on the issues, the securities under which still circulate
8.3.3 Information on issues, for the securities of which the Issuer is in default
8.4 Information on the person(s) having provided security for the bonds of the issue
8.5 Conditions guaranteeing fulfillment of obligations on the bonds of the issue
8.6 Information on the organizations registering rights to issued securities of the Issuer
8.7 Information on legislative acts regulating capital import and export issues, which can affect payment of dividends, interest and other amounts to non-residents
8.8 Procedure for taxation of revenues from the Issuer’s securities placed and in the process of placement
8.9 Information on announced (accrued) and paid dividends on the Issuer’s shares, as well as on income on the Issuer’s bonds
8.10 Other information

Attachment 1

Attachment 2

INTRODUCTION

Issuer’s full proprietary name.

Open Joint Stock Company “Wimm-Bill-Dann Foods”

Issuer’s abbreviated name

WBD Foods

Issuer’s location

109028, Moscow, Yauzsky Boulevard, 16/15, office 306

Data on Issuer’s contact tel. numbers and email

Tel (095) 105-58-05

Email: KolesnikovIM@WBD.ru

Internet page(s) displaying information contained in this quarterly report:
htpp://www.wbd.ru/wbd/quarterly_report/

Data on Issuer’s shares.

Category: Common

Form of Shares: Registered, uncertificated

Nominal Price of One Share: 20  rubles

Quantity of Shares placed: 44 000 000

Data on Issuer’s bonds

Series Number: 01

Type: interest-bearing

Category: nonconvertible bearer bonds

Form of Securities: Certificated

Nominal Price of One Security of the issue: 1000 rubles

Quantity of Securities: 1 500 000

Other Material Information on Issuer’s Securities.

None

This quarterly report contains evaluations and forecasts of the Issuer’s authorized executive bodies regarding the future events and/or actions, perspective development in the industry branch where the Issuer carries out its principal business, and the results of the Issuer’s activities, including the Issuer’s plans, probability of certain events and certain actions to be undertaken.  Investors should not fully rely on the evaluations and forecasts made by the Issuer’s executive bodies, as the actual results of its activities in future might differ from those forecast due to various reasons.  Acquisition of the Issuer’s securities is associated with risks described in this quarterly report.

I              BRIEF DATA ON THE PERSONS, MEMBERS OF THE ISSUER’S EXECUTIVE BODIES, INFORMATION ON BANK ACCOUNTS, THE AUDITOR, THE APPRAISER AND THE ISSUER’S FINANCIAL CONSULTANT, AS WELL AS ON OTHER PERSONS, HAVING SIGNED THE QUARTERLY REPORT

1.1          Persons, members of the Issuer’s executive bodies

Board of Directors

Chairman: David Iakobachvili

Born: 1957

Members of Issuer’s Board of Directors:

Dubinin, Mikhail Vladimirovich

Born: 1969

Orlov, Alexander Sergeevich

Born: 1948

Plastinin, Sergei Arkadievich

Born: 1968

Scherbak, Vladimir Nikolaevich

Born: 1939

Tutelyan, Victor Alexandrovich

Born: 1942

Yushvaev, Gavril Abramovich,

Born: 1957

Yasin, Eugeny Grigorievich

Born: 1934

Guy de Selliers

Born: 1952

Michael A. O’Neill

Born: 1945

Ernest Linwood Tipton

Born: 1934

Issuer’s individual and collective administrative/managerial staff.

Individual executive body and members of collective executive body:

Chairman of the Management board

Plastinin, Sergei Arkadievich

Born: 1968

Members of the Management Board

Anisimov, Dmitry Aleksandrovich

Born: 1961

Kuzymin Oleg Egorovich

Born: 1969

Yadegardjam Djamshid

Born: 1965

Eliseeva, Vera Vladimirovna

Born: 1958

Kagan, Marina Gennadyevna

Born: 1968

Kraynov, Gennady Konstantinovich

Born: 1951

Person performing the functions of individual executive body of the Issuer:

Sergei Arkadievich Plastinin

Born: 1968

1.2          Information on the Issuer’s bank accounts

INFORMATION ON RUBLE ACCOUNTS WITH BANKS AND OTHER CREDIT INSTITUTIONS OPERATING IN THE RUSSIAN FEDERATION as of June 30, 2005

No.	Type of Account	Account Number	Name and Location of the Bank
1	2	3	4

1	settlement	Settlement A/C No. 40702 810 1 00700 883 027 Correspondent A/C No. 30101810300000000202 BIC 044252202	COMMERCIAL BANK CITIBANK CJSC 125047 Moscow, Gashek Str. 8-10

2	settlement	Settlement A/C No. 40702 810 4 00000 030 108 Correspondent A/C No. 30101810900000000460 BIC 044585460	COMMERCIAL BANK EXPOBANK Moscow, Leontyevsky Per. 21/1, Bldg 1

3	settlement	Settlement A/C No. 40702 810 4 00070 027 130 Correspondent A/C No. 30101810900000000466 BIC 044525466	MDM-BANK OJSC 113035 Moscow, Sadovnicheskaya Str. 3

4	settlement	Settlement A/C No. 40702 810 7 00070 000 569 Correspondent A/C No. 30101810500000000219 BIC 044525219	BANK OF MOSCOW OJSC 107996 Moscow, Kuznetsky Most Str. 15

5	settlement	Settlement A/C No. 40702 810 2 01500 000 016 Correspondent A/C No. 30101810200000000593 BIC 044525593	ALPHA-BANK OJSC 117049 Moscow, Mytnaya Str. 1, Bldg 1

6	settlement	Settlement A/C No. 40702 810 9 38000 110 483	SBERBANK OF RUSSIA

		Correspondent A/C No. 30101810400000000225 BIC 044525225	117997 Moscow, Vavilov Str. 19

7	settlement	Settlement A/C No. 40702 810 6 38360 104 497 Correspondent A/C No. 30101810400000000225 BIC 044525225	SBERBANK OF RUSSIA 117997 Moscow, Vavilov Str. 19

8	brokerage	Settlement A/C No. 30601 810 5 00009 004 435 Correspondent A/C No. 30101810200000000593 BIC 044525593	ALPHA-BANK OJSC 117049 Moscow, Mytnaya Str. 1, Bldg 1

9	settlement	Settlement A/C No. 40702 810 6 00090 020 670 Correspondent A/C No. 30101810700000000187 BIC 044525187	Vneshtorgbank OJSC 107996 Moscow, Kuznetsky Most Str. 16

10	deposit	Settlement A/C No. 42102 810 9 00700 883 026 Correspondent A/C No. 30101810300000000202 BIC 044252202	COMMERCIAL BANK CITIBANK CJSC 125047 Moscow, Gashek Str. 8-10

11	settlement	Settlement A/C No. 40702 810 4 00010 544 422 Correspondent A/C No. 30101810300000000545 BIC 044525545	International bank of Moscow CJSC 119034 Moscow, Prechistenskaya nab., 9

12	special	Settlement A/C No. 30227810200700883108 Correspondent A/C No. 30101810300000000202BIC 044252202	COMMERCIAL BANK CITIBANK CJSC 125047 Moscow, Gashek Str. 8-10

13	loan	Settlement A/C No. 45205 810 1 03700 883 034 Correspondent A/C No. 30101810300000000202 BIC 044252202	COMMERCIAL BANK CITIBANK CJSC 125047 Moscow, Gashek Str. 8-10

14	settlement	Settlement A/C No. 40702 810 4 00001 401 757 Correspondent A/C No. 30101810200000000700 BIC 044525700	Raiffeisenbank Austria CJSC 129090 Moscow, Troitskaya Str. 17/1

15	loan	Settlement A/C No. 45206810153601200685 Correspondent A/C No. 30101810200000000700 BIC 044525700	Raiffeisenbank Austria CJSC 129090 Moscow, Troitskaya Str. 17/1

INFORMATION ON FOREIGN EXCHANGE ACCOUNTS WITH BANKS AND OTHER CREDIT INSTITUTIONS OPERATING IN THE RUSSIAN FEDERATION AND ABROAD as of June 30, 2005

No.	Type of Account	Foreign Exchange Account Number	Name and Location of the Bank (zip code, address, telephone)

1	2	3	4

1	current F/X	No. 40702 840 9 00700 883 019	COMMERCIAL BANK CITIBANK CJSC 125047 Moscow, Gashek Str. 8-10 Telephone: 725-69-35

2	transit	No. 40702 840 9 00700 883 035	COMMERCIAL BANK CITIBANK CJSC 125047 Moscow, Gashek Str. 8-10 Telephone: 725-69-35

3	special	No. 40819 840 1 00001 311 601	COMMERCIAL BANK CITIBANK CJSC 125047 Moscow, Gashek Str. 8-10 Telephone: 725-69-35

4	loan	No. 45201 840 2 01700 883 007	COMMERCIAL BANK CITIBANK CJSC 125047 Moscow, Gashek Str. 8-10 Telephone: 725-69-35

5	current F/X	No. 40702 978 5 00700 883 051	COMMERCIAL BANK CITIBANK CJSC 125047 Moscow, Gashek Str. 8-10 Telephone: 725-69-35

6	transit	No. 40702 978 8 00700 883 078	COMMERCIAL BANK CITIBANK CJSC 125047 Moscow, Gashek Str. 8-10 Telephone: 725-69-35

7	current F/X	No. 40702 840 4 00150 027 130	MDM-BANK OJSC 113035 Moscow, Sadovnicheskaya Str. 3 Telephone: 797-95-00

8	transit	No. 40702 840 7 00151 027 130	MDM-BANK OJSC 113035 Moscow, Sadovnicheskaya Str. 3 Telephone: 797-95-00

9	current F/X	No. 40702 840 8 01500 000 004	ALPHA-BANK OJSC 117049 Moscow, Mytnaya Str. 1, Bldg 1 Telephone: 786-22-82

10	transit	No. 40702 840 7 01503 000 004	ALPHA-BANK OJSC 117049 Moscow, Mytnaya Str. 1, Bldg 1 Telephone: 786-22-82

11	current F/X	No. 40702 840 2 38000 110 483	SBERBANK OF RUSSIA 117997 Moscow, Vavilov Str. 19 Telephone: 785-44-30

12	transit	No. 40702 840 1 38000 210 483	SBERBANK OF RUSSIA 117997 Moscow, Vavilov Str. 19 Telephone: 785-44-30

13	current F/X	No. 40702 978 6 00002 401 757	Raiffeisenbank Austria CJSC 129090 Moscow, Troitskaya Str. 17/1

14	transit	No. 40702 978 9 00003 401 757	Raiffeisenbank Austria CJSC 129090 Moscow, Troitskaya Str. 17/1

15	loan	No. 45207 978 6 99911 401 757	Raiffeisenbank Austria CJSC 129090 Moscow, Troitskaya Str. 17/1

16	loan	No. 45207 840 0 99911 401 757	Raiffeisenbank Austria CJSC 129090 Moscow, Troitskaya Str. 17/1

17	current F/X	No. 40702 840 7 00000 012 592	ROSBANK JSCB 107078 Moscow, Masha Poryvayeva Str. 11

18	transit	No. 40702 840 6 00003 012 592	ROSBANK JSCB 107078 Moscow, Masha Poryvayeva Str. 11

19	current F/X	No. 40702 840 0 00070 000 569	AK MMB BANK OF MOSCOW OJSC 107996 Moscow, Kuznetsky Most Str. 15

20	transit	No. 40702 840 3 00071 000 569	AK MMB BANK OF MOSCOW OJSC 107996 Moscow, Kuznetsky Most Str. 15

21	current F/X	No. 40702 978 3 00001 401 757	Raiffeisenbank Austria CJSC 129090 Moscow, Troitskaya Str. 17/1

22	transit	No. 40702 978 0 00000 401 757	Raiffeisenbank Austria CJSC 129090 Moscow, Troitskaya Str. 17/1

23	current F/X	No. 40702 978 5 00090 020 670	VNESHTORGBANK OJSC 107996 Moscow, Kuznetsky Most Str. 16

24	transit	No. 40702 978 1 00092 020 670	VNESHTORGBANK OJSC 107996 Moscow, Kuznetsky Most Str. 16

25	special transit	No. 40702 978 8 00091 020 670	VNESHTORGBANK OJSC 107996 Moscow, Kuznetsky Most Str. 16

26	current F/X	No. 40702 840 7 00001 401 757	Raiffeisenbank Austria CJSC 129090 Moscow, Troitskaya Str. 17/1

27	transit	No. 40702 840 4 00000 401 757	Raiffeisenbank Austria CJSC 129090 Moscow, Troitskaya Str. 17/1

28	current F/X	No. 40702 840 0 00002 401 757	Raiffeisenbank Austria CJSC 129090 Moscow, Troitskaya Str. 17/1

29	transit	No. 40702 840 3 00003 401 757	Raiffeisenbank Austria CJSC 129090 Moscow, Troitskaya Str. 17/1

30	current F/X	No. 40702 840 3 00000 000 199	Standart Bank CJSC Moscow, Vozdvighenka 4/7, str.2

1.3. Data on Issuer’s public accountant / auditor.

Name: Ernst and Young, OOO

Location: 115035, Moscow, Sadovnicheskaya naberegnaya, d.77, str.1

Taxpayer ID: 7709383532

Postal address: 115035, Moscow, Sadovnicheskaya naberegnaya, d.77, str.1

Tel.: (095) 755-9700, Fax: (095) 755-9701

Information on auditor’s license

License number: E 002138

Date of issue of license: September 30, 2002

Period of validity: September 30, 2007

Organization that issued the license: RF Ministry of Finance

1.4          Information on the Issuer’s appraiser

The appraiser has not been employed in the accounting quarter.

1.5          Information on the Issuer’s consultants

Financial consultants for the purpose of the preparation and signing of the securities prospectus issue and this report were not employed.

1.6          Information on other persons having signed the quarterly report

In relation to other persons having signed the quarterly report and not indicated in the previous articles of this section:

Irina V. Plekhanova
Tel: (095) 105 5805
Fax: (095) 105 5805 (ext. 10-85)

II   BASIC INFORMATION ON THE ISSUER’S FINANCIAL AND ECONOMIC STATUS

2.1           Indicators of the Issuer’s financial and economic activities

Indicators of the Issuer’s financial and economic activities from January 1, 2005 till June 30, 2005.

No	Indicator	1 half 2005
1	Value of issuer’s net assets, thou. rubles	6 144 866
2	Ratio of attracted funds to capital and reserves,%	97.07
3	Ratio of short-term liabilities to capital and reserves,%	2.40
4	Coverage of debt service payments, rubles	2.16
5	Level of overdue debt,%	0
6	Receivables turnover, times	0.38
7	Dividend payments as percentage of profits	0
8	Labor efficiency, thou.RUR per person	737.82
9	Depreciation as percentage of earnings,%	4.11

2.2 Issuer’s market capitalization

The arranger of the sales at the equity market is the New York Stock Exchange (NYSE).  The Issuer’s market capitalization calculated as the derivation of the number of shares expressed in ADRs, and the price of one share (ADR), amounts to:

As of 31.12.2001                 RUR 699 085 000 (as of the present date the issue’s market capitalization is calculated as the equivalent of the issue’ net assets value).

As of 31.12.2002                 US$17.95 x 44,000,000 = US$789,800,000

As of 31.12.2003                 US$17.00 x 44,000,000 = US$748,000,000

As of 31.12.2004                 US$14.31 x 44,000,000 = US$629,640,000

As of 30.06.2005                 US$16.43 x 44,000,000 = US$722,920,000

The price of one share (ADR) corresponds to the price of one share (ADR) set within the recent transaction contracted as at the last date of the accounting period.

2.3          Issuer’s obligations

2.3.1 Accounts Payable, thou.rubles

Breakdown of the Issuer’s debt as of 01.07.2005.

Type of debt	Payment date
	Within one year	Over one year
Debt:	56 285
Accounts payable to suppliers and contractors, thousand RUR	19 317
Including overdue, thousand RUR
Sums payable to the personnel, thousand RUR	26 078
Including overdue, thousand RUR
Sums payable to the state budget and off-budget funds, thousand RUR	9 997
Including overdue, thousand RUR
Other debts	893
Including overdue, thousand RUR
Credits, thousand RUR	41 609	4 300 815
Including overdue, thousand RUR
Loans, total, thousand RUR	35 122	1 516 000
Including overdue, RUR thousand
Including bonded debt, thousand RUR		1 500 000
Included overdue bonded debt, thousand RUR
Total, RUR	133 016	5 816 815
Including overdue, RUR thousand

Of WBD Foods’ accounts payable as at July 1, 2005, Lianozovo Dairy OJSC accounted for 14,329 thousand rubles, or 25.46% of total accounts payable (56,285 thousand rubles).

2.3.2                     Issuer’s credit history

Type of liability	Name of the creditor	Principal amount	Term of credit (loan) / maturity date	Overdue liabilities, including overdue principal and/or interest, number of days of delay
Short-term credit, USD	Alfa-Bank OAO	2,920,000	17.04.2003	0
Short-term credit, USD	Alfa-Bank OAO	974,000	07.05.2003	0
Long-term credit, USD	UBS LUXEMBURG SA	150,000,000	2008	0
Bonded debt, thousand RUR	Issue organizer Troyka-Dialog Investment Company ZAO, International Moscow Bank — paying agent	1,500,000	2006	0
Short-term credit, thousand RUR	Raiffeisenbank Austria ZAO	110 000	01.06.2005	0

2.3.3       Issuer’s obligations from security granted to third parties

Agreements on granted sureties	Date of agreement	Counter-party	Amount of agreement	Currency of agreement	Sum in thousand rubles as at 01.07.05
06/02-2005	18.02.2005	Dairy OAO, Timashevsk	1 415 998.82	Euros	44 741
P/43	14.05.2002	Dairy OAO, Timashevsk	2 949 180	Euros	45 818
43/05	18.05.2004	Dairy OAO, Timashevsk	369 791	Euros	6 383
90/10	01.10.2004	Labinov V.V.	58 000	USD	1 324
P/45	05.06.2002	LMK OAO	2 348 476	Euros	36 485
P/49	28.10.2002	Siberian Milk OAO	2 510 160	Euros	43 331
35/04	21.04.2004	Baby Foods Dairy Plant, OAO	691 372	Euros	11 935
Total					190 017

2.3.4       Other Issuer’s obligations

There are no other Issuer’s obligations.

2.4          Objectives of the issue and spheres where funds received from securities issue shall be used

No securities have been issued and no funds have been attracted in the reporting period.

2.5.         Risks associated with acquisition of placed securities (securities to be placed)

We have described the risks and uncertainties that our management believes are material, but these risks and uncertainties may not be the only ones we face. Additional risks and uncertainties, including those we currently do not know or deem immaterial, may also result in deceased revenues, increased expenses or other events that could result in a decline in the price of our ADSs and/or notes.

Due to the specifics of the Issuer’s principal business, its risks, which might lead to reduction of the securities price, are conditional, to a greater extent, on the consolidated risks of the companies controlled by the Issuer directly or indirectly.  For the purposes of this section the terms “Company”, “our Company” shall mean both the Issuer separately, and together with the companies it controls.

2.5.1. Risks Relating to Industry

If we do not continue to be an efficient producer in a highly competitive environment, particularly in relation to purchases of our packaging and raw materials, or an effective advertiser in a highly inflationary media environment, our results of operations will suffer.

Our success depends, in part, on our continued ability to be an efficient producer in a highly competitive industry. If wecannot continue to control costs through productivity gains or by eliminating redundant costs resulting from acquisitions, our results of operations will suffer. In particular, price increases and shortages of packaging and raw materials could have a material adverse effect on our results of operations. For example, our results of operations may be affected by the availability and pricing of packaging materials, principally cardboard and plastic containers, and raw materials, principally raw milk and juice concentrate. We are substantially dependent upon one supplier of packaging materials, Tetra Pak, which may make us more vulnerable to changes in global supply and demand and their effect on price and availability of these materials. Additionally, weather conditions and other factors beyond our control significantly influence the price and availability of our raw materials. A number of our raw materials, such as juice concentrate and sugar, are international commodities and are subject to international price fluctuations, and we experienced significant increases in raw milk prices during 2003 and 2004. Our success also depends on our continued ability to be an effective advertiser in a market where media inflation on leading national television channels exceeded 37% in 2004. A substantial increase in the prices of any of the foregoing, which we may not be able to pass on to customers through price increases, or a protracted interruption in supply with respect to packaging or raw materials, could have a material adverse effect on our financial condition and results of operations.

We may be unable to continue to add products and greater production capacity in faster growing and more profitable categories.

The food industry’s growth potential is constrained by population growth, which has been falling in Russia, and growth in personal income. Our success depends, in part, on our ability to expand our business faster than populations are growing in the markets that we serve, or notwithstanding declines in the populations in those markets. One way to achieve that growth is to enhance our portfolio by adding products and greater production capacity in faster growing and more profitable categories. In the past, we have experienced delays in the installation of new production equipment due to internal technical integration issues as well as delays by vendors and other third-party suppliers in installing and testing new production lines. Future delays in new equipment installation could inhibit our ability to add products and expand our production capacity, cause our output volume to suffer and, consequently, have a material adverse effect on our results of operations.

Our substantial reliance on independent retailers and independent distributors for the distribution of our products could lower our turnover and reduce our competitiveness.

We sell our products either directly to retailers, including supermarkets, grocery shops and restaurants, or to independent distributors for resale to retail outlets. We expect sales to retailers and independent distributors to continue to represent a significant portion of our revenues. Our operations and distribution costs could be affected by the increasing consolidation of these entities, particularly as these customers become more sophisticated and attempt to force lower pricing and increased promotional programs. For example, in the spring of 2001, several Russian supermarket chains formed a loose alliance which publicly announced its intention not to purchase our products. Although these supermarket chains now purchase our products, they may not continue to do so, and they or other supermarket chains may attempt a similar consolidation of market power in the future. In addition, we ceased delivery of our dairy products to Seventh Continent, a Moscow supermarket chain, during January and February of 2005 due to protracted supply contract negotiations, although sales and deliveries were resumed in March. Certain retailers also seek price discounts from manufacturers. Additionally, a number of large Western retailers, such as the Turkish retailer Ramenka, the German retailer Metro and the French retailer Auchan, have already opened stores in the Moscow region, and we expect that the presence of these retailers will increase price competition.

We also compete with other brands for shelf space in retail stores and marketing focus by our independent distributors and retailers, and our independent distributors and retailers offer other products, sometimes including their own brands that compete directly with our products. If independent distributors and retailers give higher priority to other brands, purchase less of, or even refuse to buy, our products, seek substantial discounts, or devote inadequate promotional support to our brands, it could lower our turnover and reduce our competitiveness and profitability.

Independent distributors may export our products to countries where such products do not meet the requirements of applicable legislation. The consequent recalls of our products and the associated negative publicity may adversely affect our reputation in the Russian Federation, the Commonwealth of Independent States, or “CIS,” and abroad and materially adversely affect our results of operations.

In exporting our products, we attempt to meet the standards and requirements of applicable legislation governing the import of food products into the importing country. Independent distributors have, in some cases, attempted to export our products to countries where such products did not meet the requirements of applicable legislation.

Economic downturns could hurt our turnover and materially adversely affect our strategy to increase our sales of premium brands.

Demand for dairy and juice products, as well as bottled water, depends primarily on demographic factors and consumer preferences as well as factors relating to discretionary consumer spending, including the general condition of the economy and general levels of consumer confidence. The willingness of consumers to purchase branded food and beverage products depends, in part, on local economic conditions. In periods of economic uncertainty, consumers tend to purchase more economy brands and, to the extent that our business strategy depends on the expansion of the sales of premium brands and value-added products, our results of operations could suffer. Reduced consumption of our products in any of our key markets could reduce our turnover and profitability.

Increased competition and consumer preference for low-price juice products primarily in the regions outside of Moscow and St. Petersburg have caused our sales volumes in our juice segment to decline, which have adversely affected and may continue to adversely affect our results of operations.

Although juice consumption in Russia is increasing, our juice product sales volume decreased in 2003 and 2004 due to vigorous market competition from domestic producers, increased activity by foreign producers and the revision of our distribution system. In addition, consumer preference for low-price juice products primarily in the regions outside of Moscow and St. Petersburg where per capita household incomes are generally lower, put pressure on juice prices in 2002, 2003 and 2004 and resulted in gross profit margins remaining relatively flat. A continuation of these trends may cause a decline in our juice prices, profit margins and sales volumes and, consequently, materially adversely affect our results of operations.

Increasing tariffs and restructuring in the transport sector could have a materially adverse effect on our business.

Railway transportation is one of our principal means of transporting supplies and juice and water products to our facilities and customers, accounting for approximately 63% of our juice transportation expenses in 2004. Currently, the Russian government sets rail tariffs and may further increase these tariffs as it did in 2003 and 2004. Railroad tariffs increased by approximately 40% in ruble terms in 2003 and an additional 32% in ruble terms in 2004, and further increases are expected throughout 2005.

In 2003, legislation was enacted which sets out the framework for the reorganization of the Russian Railways Ministry into OAO Russian Railroads, a joint-stock company, to be followed by the eventual privatization of certain of its functions by 2007. It is currently unclear whether this reorganization and privatization will be completed in accordance with the timetable contemplated in the legislation or at all. If the privatization of Russian Railroads or other factors result in increased railway transport costs, thereby decreasing our profit margins, our results of operations could be materially adversely affected.

Our inability to develop new brands, products and product categories could significantly inhibit our future growth and profitability.

Our business expansion strategy contemplates our entry into new product categories, development of new products and marketing new brands in existing product lines. This strategy is designed to increase our market share and revenues by increasing consumer demand in our existing markets and entering into new market segments. The success of this strategy depends, in part, on our ability to anticipate the tastes and dietary habits of consumers and to offer products that appeal to their preferences. Our failure to anticipate, identify or react to changes in consumer preferences and consequent failure to successfully develop new brands, products and product categories could negatively affect our expansion strategy and have a significant adverse effect on our revenues.

Our inability to address the seasonal difference between the demand for dairy products and the supply of raw milk and the increasing prices of raw milk could result in a significant increase in our production costs, reducing our profitability.

The demand for our dairy products is significantly higher during the winter months, when Russian raw milk production is at its lowest. Conversely, during the summer months we generally experience depressed demand for dairy products in many markets, while raw milk production is at its peak. If we are unable to mitigate this inverse relationship successfully, either through the purchase of raw milk during the winter at commercially competitive prices or through the use of dry milk, our production costs will increase significantly in the winter, reducing our profitability.

In addition, raw milk prices increased in ruble terms by approximately 11% in 2003 and 17% in 2004. The price increases are due, in part, to the raw milk shortages caused by the ongoing decline of dairy cattle in Russia. These increases adversely affected our dairy product profit margins in 2003 and 2004, and continued increases in raw milk prices could further reduce our profitability. The shortage of high quality raw milk, coupled with the raw milk price increases, may also limit our ability to expand our production of high margin value-added dairy products.

New regulations impacting food producers in Russia could cause us to incur substantial additional compliance costs or administrative penalties which may have a material adverse effect on our business and financial results.

The regulation of food production and quality has been undergoing constant reform in the past decade and frequently changes. In particular, the Federal Law on Technical Regulation, a framework law which came into effect in July 2003, has significantly impacted the regulation of our industry, and compliance may require substantial expenditures by us. Under this law, various governmental agencies have been implementing new regulations in recent years, causing food producers to alter their product recipes, production processes and labeling. We are sometimes unable to immediately comply with new regulations upon their implementation, though in such cases, we endeavor to seek extensions for compliance from the relevant regulatory bodies. For example, a new state standard on dairy products came into effect on January 1, 2004. This standard sets forth the basic requirements for the labeling of dairy products manufactured in Russia, and its terms required us to change the names, formulas and packaging of some of our products. As we were unable to fully comply with the new requirements as of January 1, 2004, we received an extension from the regulatory authorities until the end of 2004, and are currently in compliance. However, our failure to obtain the required extensions in relation to other regulations in the future or to otherwise comply with the new regulations could result in administrative penalties and have a material adverse effect on our business and financial results.

Increased domestic production by our foreign competitors could reduce our competitive advantages against them, which would have a material adverse effect on our market share and results of operations.

A number of our foreign competitors, such as Danone, Parmalat, Campina, Ehrmann, Onken, and Pascuale, have begun to invest in domestic production facilities, while others, such as Coca-Cola, have acquired domestic producers. These investments and acquisitions reduce the competitive advantages that we have over foreign competitors without domestic production capability. A continuation of this trend may result in increased competition for qualified personnel and higher labor costs, and would have a material adverse effect on our business and results of operations.

2.5.2. Political risks

Political and governmental instability could adversely affect the value of our securities.

Since 1991, Russia has sought to transform itself from a one-party state with a centrally-planned economy to a democracy with a market economy. As a result of the sweeping nature of the reforms, and the failure of some of them, the Russian political system remains vulnerable to popular dissatisfaction, including dissatisfaction with the results of privatizations in the 1990s, as well as to demands for autonomy from particular regional and ethnic groups. Moreover, the composition of the Russian government, the prime minister and the other heads of federal ministries has, at times, been highly unstable. For example, six different prime ministers headed governments between March 1998 and May 2000. On December 31, 1999, President Yeltsin unexpectedly resigned. Vladimir Putin was subsequently elected president on March 26, 2000 and re-elected for a second term on March 14, 2004. Throughout his first term in office, President Putin has maintained governmental stability and even accelerated the reform process. In February 2004, President Putin dismissed his entire cabinet, including the prime minister. This was followed on March 12, 2004 by President Putin’s announcement of a far-reaching restructuring of the Russian government, with the stated aim of making the government more transparent and efficient. The changes included, for example, reducing the number of ministries from 30 to 14 and dividing the government into three levels: ministries, services and agencies. In addition to the restructuring of the Russian federal government, the Russian parliament adopted legislation whereby the executives of sub-federal political units will no longer be directly elected by the population and will instead be nominated by the President of the Russian Federation and confirmed by the legislature of the sub-federal political unit. Further, President Putin has proposed to eliminate individual races in State Duma elections, so that voters would only cast ballots for political parties.

Future changes in government, major policy shifts or lack of consensus between various branches of the government and powerful economic groups could also disrupt or reverse economic and regulatory reforms. Any disruption or reversal of the reform policies, recurrence of political or governmental instability or occurrence of conflicts with powerful economic groups could have a material adverse effect on our business and the value of investments in Russia, and the value of our securities could decline.

Conflict between central and regional authorities and other conflicts could create an uncertain operating environment, hindering our long-term planning ability and could negatively affect the value of investments in Russia.

The Russian Federation is a federation of 88 sub-federal political units, consisting of republics, territories, regions, cities of federal importance and autonomous regions and districts. The delineation of authority and jurisdiction among the members of the Russian Federation and the federal government is, in many instances, unclear and remains contested. Lack of consensus between the federal government and local or regional authorities often results in the enactment of conflicting legislation at various levels and may lead to further political instability. In particular, conflicting laws have been enacted in the areas of privatization, securities, corporate legislation and licensing. Some of these laws and governmental and administrative decisions implementing them, as well as certain transactions consummated pursuant to them, have in the past been challenged in the courts, and such challenges may occur in the future. This lack of consensus hinders our long-term planning efforts and creates uncertainties in our operating environment, both of which may prevent us from effectively and efficiently implementing our business strategy.

Additionally, ethnic, religious, historical and other divisions have, on occasion, given rise to tensions and, in certain cases, military conflict, such as the continuing conflict in Chechnya, which has brought normal economic activity within Chechnya to a halt and disrupted the economies of neighboring regions. Various armed groups in Chechnya have regularly engaged in guerrilla attacks in that area, and recently, other parts of Russia have experienced violence related to the Chechen conflict. Violence and attacks relating to this conflict have also spread to other parts of Russia, and several terrorist attacks have been carried out by Chechen terrorists throughout Russia, including in Moscow. The further intensification of violence, including terrorist attacks and suicide bombings, or its spread to other parts of Russia, could have significant political consequences, including the imposition of a state of emergency in some or all of Russia. Moreover, any terrorist attacks and the resulting heightened security measures are likely to cause disruptions to domestic commerce and exports from Russia, and could materially adversely affect our business and the value of investments in Russia, including the value of our securities.

Economic instability in Russia could adversely affect consumer demand, particularly for premium products, materially adversely affecting our expansion plans.

Since the dissolution of the Soviet Union, the Russian economy has experienced:

• significant declines in gross domestic product;

• hyperinflation;

• an unstable currency;

• high government debt relative to gross domestic product;

• a weak banking system providing limited liquidity to Russian enterprises;

• high levels of loss-making enterprises that continued to operate due to the lack of effective bankruptcy proceedings;

• significant use of barter transactions and illiquid promissory notes to settle commercial transactions;

• widespread tax evasion;

• growth of a black and grey market economy;

pervasive capital flight;

• high levels of corruption and the penetration of organized crime into the economy;

• significant increases in unemployment and underemployment; and

• the impoverishment of a large portion of the Russian population.

The Russian economy has been subject to abrupt downturns. In particular, on August 17, 1998, in the face of a rapidly deteriorating economic situation, the Russian government defaulted on its ruble-denominated securities, the Central Bank of Russia stopped its support of the ruble and a temporary moratorium was imposed on certain hard currency payments.

These actions resulted in an immediate and severe devaluation of the ruble and a sharp increase in the rate of inflation, a dramatic decline in the prices of Russian debt and equity securities and an inability of Russian issuers to raise funds in the international capital markets.

These problems were aggravated by the near collapse of the Russian banking sector after the events of August 17, 1998, as evidenced by the termination of the banking licenses of a number of major Russian banks. This further impaired the ability of the banking sector to act as a consistent source of liquidity to Russian companies, and resulted in the losses of bank deposits in some cases.

Recently, the Russian economy has experienced positive trends, such as the increase in the gross domestic product, a relatively stable ruble, and a reduced rate of inflation; however, these trends may not continue or may be abruptly reversed.

The physical infrastructure in Russia is in very poor condition, which could disrupt normal business activity.

The physical infrastructure in Russia largely dates back to Soviet times and has not been adequately funded and maintained over the past decade. Particularly affected are the rail and road networks; power generation and transmission; communication systems; and building stock. For instance, in May 2005, a fire and explosion in one of the Moscow power substations built in 1963 caused a major outage in a large section of Moscow and some surrounding regions, which resulted in a halt of half of the Moscow metro lines leaving thousands of people stranded underground for several hours. The blackout also hit the ground electric transport, led to road traffic accidents and massive traffic congestion, disrupted electricity and water supply in office and residential buildings and affected mobile communications. The trading on exchanges and the operation of many stores and markets were also halted. Road conditions throughout Russia are poor, with many roads not meeting minimum quality requirements. The Russian government is actively considering plans to reorganize the nation’s rail, electricity and telephone systems. Any such reorganization may result in increased charges and tariffs while failing to generate the anticipated capital investment needed to repair, maintain and improve these systems.

The deterioration of physical infrastructure in Russia harms the national economy, disrupts the transportation of goods and supplies, adds costs to doing business and can interrupt business operations. Further deterioration in the physical infrastructure could have a material adverse effect on our business and the value of our securities.

Fluctuations in the global economy may adversely affect Russia’s economy, limiting our access to capital and materially adversely affecting the purchasing power of our customers and thus our business.

Russia’s economy is vulnerable to market downturns and economic slowdowns elsewhere in the world. As has happened in the past, financial problems or an increase in the perceived risks associated with investing in emerging economies could dampen foreign investment in Russia, and Russian businesses could face severe liquidity constraints, further materially adversely affecting the Russian economy. Additionally, because Russia produces and exports large amounts of natural gas and oil, the Russian economy is especially vulnerable to the price of natural gas and oil on the world markets and a decline in the price of natural gas and oil could slow or disrupt the Russian economy. Recent military conflicts and international terrorist activity have also significantly impacted oil and gas prices, and pose additional risks to the Russian economy.

Crime, corruption and negative publicity could disrupt our ability to conduct our business and could materially adversely affect our business, financial condition and results of operations or prospects.

The political and economic changes in Russia in recent years have resulted in significant dislocations of authority. The local and international press have reported that significant criminal activity, including organized crime, has arisen, particularly in large metropolitan centers. Property crime in large cities has increased substantially. In addition, the local press and international press have reported high levels of official corruption in the locations where we conduct our business, including the bribing of officials by competitors and others for the purpose of initiating investigations by government agencies. Press reports have also described instances in which government officials engaged in selective investigations and prosecutions to further the commercial interests of certain government officials or certain companies or individuals. Additionally, published reports indicate that a significant number of Russian media regularly publish disparaging articles in return for payment. The depredations of organized or other crime, demands of corrupt officials, claims that we have been involved in official corruption or engaged in improper transactions or slanted articles, press speculation and negative publicity could disrupt our ability to conduct our business and could materially adversely affect our business, financial condition and results of operations or prospects.

Social instability could increase support for renewed centralized authority, nationalism or violence and thus have a material adverse effect on our ability to conduct our business effectively.

The failure of the government and many private enterprises to pay full salaries on a regular basis and the failure of salaries and benefits generally to keep pace with the rapidly increasing cost of living have led in the past, and could lead in the future, to labor and social unrest. For example, in 1998, miners in several regions of Russia, demanding payment of overdue wages, resorted to strikes which included blocking major railroads. Such labor and social unrest may have political, social and economic consequences, such as increased support for a renewal of centralized authority, increased nationalism, with restrictions on foreign involvement in the economy of Russia, and increased violence. An occurrence of any of the foregoing events could restrict our operations and lead to the loss of revenue, materially adversely affecting our business.

2.5.3. Risks Relating to Our Financial Condition

Inflation could increase our costs and decrease our operating margins.

The Russian economy has been characterized by high rates of inflation of 11.7%, 12.0% and 15.1% in 2004, 2003 and 2002, respectively. In both 2004 and 2003, the inflation rate, combined with the nominal appreciation of the ruble, resulted in the appreciation of the ruble against the U.S. dollar in real terms. As we tend to experience inflation-driven increases in certain of our costs, including salaries and rents, which are sensitive to rises in the general price level in Russia, our costs in U.S. dollar terms will rise. In this situation, due to competitive pressures, we may not be able to raise the prices we charge for our products and services sufficiently to preserve operating margins. Accordingly, high rates of inflation in Russia could increase our costs and decrease our operating margins.

Servicing and refinancing our indebtedness will require a significant amount of cash. Our ability to generate cash or obtain financing depends on many factors beyond our control.

We have a substantial amount of outstanding indebtedness, primarily consisting of the obligations we entered into in connection with our $150 million loan participation notes due

2008, our ruble bonds, bank loans and obligations under equipment financing. As at December 31, 2004, our consolidated total debt was approximately $283.2 million, of which $50.0 million was secured by equipment or inventory.

Our ability to make payments on and to refinance our indebtedness, and to fund planned capital expenditures and research and development efforts, will depend on our ability to generate cash in the future. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. If we are unable to generate sufficient cash flow or otherwise obtain funds necessary to make required payments, we may default under the terms of our indebtedness, thereby allowing the holders of our indebtedness to accelerate the maturity of such indebtedness, and potentially causing cross-defaults under and acceleration of our other indebtedness.

We may not be able to generate sufficient cash flow or access international capital markets or incur additional indebtedness to enable us to service or repay our indebtedness or to fund our other liquidity needs. We may need to refinance all or a portion of our indebtedness, including our $150 million loan participation notes due 2008, on or before maturity, sell assets, reduce or delay capital expenditures or seek additional capital. Refinancing or additional financing may not be available on commercially reasonable terms, and we may not be able to sell our assets or, if sold, the proceeds therefrom may not be sufficient to meet our debt service obligations. Our inability to generate sufficient cash flow to satisfy our debt service obligations, or to refinance debt on commercially reasonable terms, would have a material adverse effect on our business, financial condition, results of operations and prospects.

Covenants in our debt agreements restrict our ability to borrow, invest and engage in various activities, which could impair our ability to expand or finance our future operations.

Our short-term and long-term debt agreements, including the loan agreement relating to our $150 million loan participation notes due 2008, contain covenants that impose operating and financial restrictions on us and our subsidiaries. These restrictions significantly limit, and in some cases prohibit, among other things, our and certain of our subsidiaries’ ability to incur additional debt, provide guarantees, create liens on assets or enter into business combinations. Failure to comply with these restrictions would constitute a default under our debt agreements, including the loan agreement relating to our $150 million loan participation notes due 2008, and any of our other senior debt containing cross-default provisions could become immediately due and payable, which would materially adversely affect our business, financial conditions and results of operations. In addition, some of our debt agreements contain provisions which permit our lenders to require us to repay our debt to them in the event of deterioration in our financial condition.

We may not have the ability to raise the funds necessary to finance a prepayment of certain of our outstanding indebtedness in case of a change of control event.

The terms of the loan agreement relating to our $150 million loan participation notes due 2008 and some of our other debt agreements require that we prepay the outstanding debt upon the occurrence of certain change of control events. A change of control event will generally be triggered at such time as any person or entity (excluding several of our major shareholders acting individually or as a group): (i) is or becomes interested, directly or indirectly, in the aggregate of more than 50% of our capital stock with voting power, or (ii) has or acquires the right to appoint or remove a majority of our Board of Directors, or (iii) has or acquires control of a majority of our voting rights, in each case, in circumstances where, solely as a result of any such event as specified by the relevant rating agencies, a rating decline (as further described in the loan agreement relating to our $150 million loan participation notes due 2008) would result.

If a change in control occurs, and we are required to prepay our debt, such event could have a material adverse effect on our business, financial condition, results of operations and business prospects. It is also possible that we will not have sufficient funds at the time of the change of control to satisfy such prepayment obligations, or to refinance the debt on commercially reasonable terms.

Devaluation of the ruble against the U.S. dollar could increase our costs and reduce our revenues.

Until recently, the ruble has fluctuated dramatically against the U.S. dollar, in some instances falling in value. A significant portion of our costs and expenditures, including costs of packaging, juice concentrate and certain other raw materials, as well as capital expenditures and borrowings (including our $150 million loan participation notes due 2008), are either denominated in, or closely linked to, the U.S. dollar, while substantially all of our revenues are denominated in rubles. As a result, the devaluation of the ruble against the U.S. dollar can adversely affect us by increasing our costs in ruble terms. Additionally, if the ruble declines against the U.S. dollar and price increases cannot keep pace, we could have difficulty repaying or refinancing our U.S. dollar-denominated indebtedness, including our notes. The devaluation of the ruble also results in losses in the value of ruble-denominated assets, such as ruble deposits.

Russian currency control regulations hinder our ability to conduct our business.

The Central Bank has from time to time imposed various currency control regulations in attempts to control the U.S. dollar/ruble exchange rate, and may take further actions in the future. Furthermore, the government and the Central Bank may impose additional requirements on cash inflows and outflows into and out of Russia or on the use of foreign currency in Russia, which could prevent us from carrying on necessary business transactions or from successfully implementing our business strategy.

A new framework law on exchange controls took effect on June 18, 2004. This law empowers the government and the Central Bank of Russia to further regulate and restrict currency control matters, including operations involving foreign securities and foreign currency borrowings by Russian companies. The new law also abolishes the need for companies to obtain transaction-specific licenses from the Central Bank of Russia, envisaging instead the implementation of generally applicable restrictions on currency operations. As the evolving regulatory regime is new and untested, it is unclear whether it will be more or less restrictive than the prior laws and regulations it has replaced.

Restrictions on investments outside Russia or in hard-currency-denominated instruments in Russia expose our cash holdings to devaluation.

Currency regulations established by the Central Bank of Russia restrict investments by Russian companies outside Russia and in most hard-currency-denominated instruments in Russia, and there are only a limited number of ruble-denominated instruments in which we may invest our excess cash. Additionally, subject to certain exceptions, Russian companies must repatriate 100% of offshore foreign currency earnings to Russia and convert 10% of those earnings into rubles within seven days of receipt, although Russian legislation allows the Central Bank of Russia to decrease this conversion requirement or increase it up to 30%. Any balances maintained in rubles will give rise to losses if the ruble devalues against the U.S. dollar.

Some of our customers, debtors and suppliers may fail to pay us or to comply with the terms of their agreements with us which could adversely affect our results of operations.

Russia’s inexperience with a market economy relative to more developed economies poses numerous risks that could interfere with our business. For example, the failure to satisfy liabilities is widespread among Russian businesses and the government. Furthermore, it is difficult for us to gauge the creditworthiness of some of our customers, as there are no reliable mechanisms, such as reliable credit reports or credit databases, for evaluating their financial condition. Consequently, we face the risk that some of our customers or other debtors will fail to pay us or fail to comply with the terms of their agreements with us, which could adversely affect our results of operations.

In addition, we are limited in our ability to control the conduct of our raw materials and equipment suppliers, including their adherence to contract delivery terms and their compliance with applicable legislation, such as currency, customs and environmental regulations and laws relating to the use of food additives and genetically modified food products. Failure of our suppliers to adhere to the terms of our contracts with them or the law may negatively affect our reputation and our business.

Limitations on the conversion of rubles to hard currency in Russia could increase our costs when making payments in hard currency to suppliers and creditors and could cause us to default on our obligations to them.

Our major capital expenditures are generally denominated and payable in various foreign currencies, including U.S. dollars and euro. However, the market in Russia for the conversion of rubles into foreign currencies is limited. The scarcity of foreign currencies may tend to inflate their values relative to the ruble, and such a market may not continue to exist which could increase our costs when making payments in foreign currencies to suppliers and creditors.

Additionally, any delay or other difficulty in converting rubles into a foreign currency to make a payment or delay or restriction in the transfer of foreign currency could limit our ability to meet our payment and debt obligations, which could result in the loss of suppliers, acceleration of debt obligations and cross-defaults and, consequently, have a material adverse effect on our business, financial condition and results of operations.

If the various initiatives we have used to reduce our tax burden and/or our calculation of our VAT and profit tax liabilities are successfully challenged by the Russian tax authorities, we will face significant losses associated with the assessed amount of tax underpaid and related interest and penalties, which would have a material impact on our financial condition and results of operations.

We have used various initiatives to reduce our tax burden. As described below, several of our tax initiatives have recently been challenged by the Russian tax authorities. There have also been press reports of instances in which the Russian tax authorities have successfully challenged structures similar to those we have used. If any of our initiatives are successfully challenged by the Russian tax authorities, we would face significant losses associated with the assessed amount of tax underpaid and related interest and penalties. These losses could have a material impact on our financial condition and results of operations

The elimination of a tax privilege from which we currently benefit and/or a successful challenge by the tax authorities of our use of this tax privilege would materially adversely affect our results of operations.

Our juice producing subsidiaries have benefited from small enterprise tax legislation. If we had not taken advantage of this benefit in 2002, 2003 and 2004, our tax expenses would have increased by $4.9 million, $3.0 million and $1.2 million, respectively. This tax benefit was eliminated as of January 1, 2002. However, even under the amended legislation, our small enterprises that were formed prior to January 1, 2002 were able to continue to use this benefit for two years from the date on which they were formed, and in the third and fourth years after they were formed, income tax will be levied at a rate of 25% and 50% of the income tax rate, respectively. This change in legislation could materially adversely affect our results of operations in the future when we are no longer able to take advantage of this tax benefit.

We are only able to conduct banking transactions with a limited number of creditworthy Russian banks, as the Russian banking system remains underdeveloped, and another banking crisis could place severe liquidity constraints on our business, materially adversely affecting our business, financial position and results of operations.

Russia’s banking and other financial systems are not well developed or regulated, and Russian legislation relating to banks and bank accounts is subject to varying interpretations and inconsistent application. The August 1998 financial crisis resulted in the bankruptcy and liquidation of many Russian banks and almost entirely eliminated the developing market for commercial bank loans. Although the Central Bank of Russia has the mandate and authority to suspend banking licenses of insolvent banks, many insolvent banks still operate. Most Russian banks also do not meet international banking standards, and the transparency of the Russian banking sector still lags far behind internationally accepted norms. The weak banking infrastructure in Russia also exposes us to an increased risk of unauthorized transactions or charges on our accounts due to bank error or actions by computer hackers.

The serious deficiencies in the Russian banking sector, combined with the deterioration in the credit profile of the loan portfolios of Russian banks, may result in the banking sector being more susceptible to market downturns or economic slowdowns. In addition, the Central Bank of Russia has recently revoked the licenses of certain Russian banks, which resulted in market rumors about additional bank closures and many depositors withdrawing their savings. If a banking crisis were to occur, Russian companies would be subject to severe liquidity constraints due to the limited supply of domestic funding sources and the withdrawal of foreign funding sources that would occur during such a crisis. In addition, another banking crisis or the bankruptcy or insolvency of the banks from which we receive or with which we hold our funds could result in the loss of our deposits or affect our ability to complete banking transactions in Russia, which could have a material adverse effect on our business, financial conditions and results of operations.

Vaguely drafted Russian transfer pricing rules and lack of reliable pricing information may impact our business results of operations.

Russian transfer pricing rules entered into force in 1999, giving Russian tax authorities the right to control prices for transactions between related entities and certain other types of transactions between independent parties, such as foreign trade transactions or transactions with significant price fluctuations. The Russian transfer pricing rules are vaguely drafted, leaving wide scope for interpretation by Russian tax authorities and arbitration courts and their use in politically motivated investigations and prosecutions. We believe that the prices used by our group are market prices and, therefore, comply with the requirements of Russian tax law on transfer pricing. However, due to the uncertainties in interpretation of transfer pricing legislation, the tax authorities may challenge our prices and propose adjustments. If such price adjustments are upheld by the Russian arbitration courts and implemented, our results of operations could be materially adversely affected. In addition, we could face significant losses associated with the assessed amount of prior tax underpaid and related interest and penalties, which would have a material adverse effect on our financial condition and results of operations.

2.5.4. Risks Relating to the Russian Legal System and Russian Legislation

Weaknesses relating to the legal system and legislation create an uncertain environment for investment and for business activity in Russia.

Russia is still developing the legal framework required to support a market economy. The following risks relating to the Russian legal system create uncertainties with respect to the legal and business decisions that we make, many of which do not exist in countries with more developed market economies:

• inconsistencies between and among laws, the Constitution, Presidential decrees and governmental, ministerial and local orders, decisions, resolutions and other acts;

• conflicting local, regional and federal rules and regulations;

• the lack of judicial and administrative guidance on interpreting legislation;

• the relative inexperience of judges and courts in interpreting legislation;

• lack of independent judiciary;

• a high degree of discretion on the part of governmental authorities, which could result in arbitrary actions such as suspension or termination of our licenses; and

• poorly developed bankruptcy procedures that are subject to abuse.

Furthermore, several fundamental laws have only recently become effective. The recent nature of much of Russian legislation, the lack of consensus about the scope, content and pace of economic and political reform and the rapid evolution of the Russian legal system in ways that may not always coincide with market developments place the enforceability and underlying constitutionality of laws in doubt and results in ambiguities, inconsistencies and anomalies. In addition, Russian legislation often contemplates implementing regulations that have not yet been promulgated, leaving substantial gaps in the regulatory infrastructure. All of these weaknesses could affect our ability to enforce our rights under our permits and under our contracts, or to defend ourselves against claims by others. We cannot assure you that regulators, judicial authorities or third parties will not challenge our internal procedures and by-laws or our compliance with applicable laws, decrees and regulations.

Developing corporate and securities laws and regulations in Russia may limit our ability to attract future investment.

The regulation and supervision of the securities market, financial intermediaries and issuers are considerably less developed in Russia than in the United States and Western Europe. Securities laws, including those relating to corporate governance, disclosure and reporting requirements, have only recently been adopted, whereas laws relating to anti-fraud safeguards, insider trading restrictions and fiduciary duties are rudimentary. In addition, the

Russian securities market is regulated by several different authorities, which are often in competition with each other. These include:

• the Federal Service for the Financial Markets;

• the Ministry of Finance;

• the Federal Antimonopoly Service;

• the Central Bank of Russia; and

• various professional self-regulatory organizations.

The regulations of these various authorities are not always coordinated and may be contradictory.

In addition, Russian corporate and securities rules and regulations can change rapidly, which may materially adversely affect our ability to conduct securities-related transactions. While some important areas are subject to virtually no oversight, the regulatory requirements imposed on Russian issuers in other areas result in delays in conducting securities offerings and in accessing the capital markets. It is often unclear whether or how regulations, decisions and letters issued by the various regulatory authorities apply to our company. As a result, we may be subject to fines or other enforcement measures despite our best efforts at compliance.

Lack of independence and the inexperience of the judiciary, the difficulty of enforcing court decisions and governmental discretion in instigating, joining and enforcing claims could prevent us or you from obtaining effective redress in a court proceeding, materially adversely affecting an investment in our ADSs.

The independence of the judicial system and its immunity from economic, political and nationalistic influences in Russia remain largely untested. The court system is understaffed and underfunded. Judges and courts are generally inexperienced in the area of business and corporate law. Judicial precedents generally have no binding effect on subsequent decisions. Not all Russian legislation and court decisions are readily available to the public or organized in a manner that facilitates understanding. The Russian judicial system can be slow. Enforcement of court orders can in practice be very difficult in Russia. All of these factors make judicial decisions in Russia difficult to predict and effective redress uncertain. Additionally, court claims are often used in furtherance of political aims or infighting. We may be subject to such claims and may not be able to receive a fair hearing. Additionally, court orders are not always enforced or followed by law enforcement agencies, and the government may attempt to invalidate court decisions by backdating or retroactively applying relevant legislative changes.

These uncertainties also extend to property rights. During Russia’s transformation from a centrally planned economy to a market economy, legislation has been enacted to protect private property against expropriation and nationalization. However, it is possible that due to the lack of experience in enforcing these provisions and due to potential political changes, these protections would not be enforced in the event of an attempted expropriation or nationalization. Expropriation or nationalization of any of our entities, their assets or portions thereof, potentially without adequate compensation, would have a material adverse effect on our business.

Selective or arbitrary government action may have a material adverse effect on our business, financial condition and results of operations or prospects.

We operate in an uncertain regulatory environment. Governmental authorities in Russia have a high degree of discretion and, at times, act selectively or arbitrarily, without hearing or prior notice, and sometimes in a manner that is inconsistent with legislation or influenced by political or commercial considerations. Selective or arbitrary governmental actions have reportedly included the denial or withdrawal of licenses, sudden and unexpected tax audits, criminal prosecutions and civil actions. Federal and local government entities have also used ordinary defects in matters surrounding share issuances and registration as pretexts for court claims and other demands to invalidate such issuances and registrations or to void transactions, often for political purposes. Moreover, the government also has the power in certain circumstances, by regulation or government act, to interfere with the performance of, nullify or terminate contracts. Standard & Poor’s has expressed concerns that “Russian companies and their investors can be subjected to government pressure through selective implementation of regulations and legislation that is either politically motivated or triggered by competing business groups.” In this environment, our competitors may receive preferential treatment from the government, potentially giving them a competitive advantage over us.

In addition, in 2003 and 2004, the Ministry for Taxes and Levies aggressively brought tax evasion claims on certain Russian companies’ use of tax-optimization schemes, and press reports have speculated that these enforcement actions have been selective and politically motivated. Selective or arbitrary government action, if directed at us, could have a material adverse effect on our business, financial condition and results of operations or prospects.

Shareholder liability under Russian legislation could cause us to become liable for the obligations of our subsidiaries.

The Civil Code of the Russian Federation and the Federal Law on Joint Stock Companies generally provide that shareholders in a Russian joint stock company are not liable for the obligations of the joint stock company and bear only the risk of loss of their investment. This may not be the case, however, when one person is capable of determining decisions made by another person or entity. The person or entity capable of determining such decisions is deemed an “effective parent.” The person whose decisions are capable of being so determined is deemed an “effective subsidiary.” Under the Federal Law on Joint Stock Companies, effective parent bears joint and several responsibility for transactions concluded by the effective subsidiary in carrying out these decisions if:

• this decision-making capability is provided for in the charter of the effective subsidiary or in a contract between the companies; and

• the effective parent gives obligatory directions to the effective subsidiary.

In addition, an effective parent is secondarily liable for an effective subsidiary’s debts if an effective subsidiary becomes insolvent or bankrupt resulting from the action or inaction of an effective parent. This is the case no matter how the effective parent’s ability to determine decisions of the effective subsidiary arises. For example, this liability could arise through ownership of voting securities or by contract. In these instances, other shareholders of the effective subsidiary may claim compensation for the effective subsidiary’s losses from the effective parent which caused the effective subsidiary to take action or fail to take action knowing that such action or failure to take action would result in losses. Accordingly, we could be liable in some cases for the debts of our consolidated subsidiaries. This liability could have a material adverse effect on our business, results of operations and financial condition.

Shareholder rights provisions under Russian law may impose additional costs on us, which could cause our financial results to suffer.

Russian law provides that shareholders, including holders of our ADSs, that vote against or abstain from voting on certain matters have the right to sell their shares to us at market value in accordance with Russian law. The decisions that trigger this right to sell shares include:

• a reorganization;

• the approval by shareholders of a “major transaction,” which, in general terms, is a transaction involving property worth more than 25% of the book value of our assets calculated according to the Russian accounting standards, regardless of whether the transaction is actually consummated; and

• the amendment of our charter in a manner that limits shareholder rights.

Our obligation to purchase shares in these circumstances, which is limited to 10% of our net assets calculated according to Russian accounting standards, at the time the matter at issue is voted upon, could have a material adverse effect on our business, results of operations and financial condition.

Because there is little minority shareholder protection in Russia, your ability to bring, or recover in, an action against us will be limited.

In general, minority shareholder protection under Russian law derives from supermajority shareholder approval requirements for certain corporate actions, as well as from the ability of a shareholder to demand that the company purchase the shares held by that shareholder if that shareholder voted against or did not participate in voting on certain types of actions. Companies are also required by Russian law to obtain the approval of disinterested shareholders for certain transactions with interested parties. While these protections are similar to the types of protections available to minority shareholders in U.S. corporations, in practice, corporate governance standards for many Russian companies have proven to be poor, and minority shareholders in Russian companies have suffered losses due to abusive share dilutions, asset transfers and transfer pricing practices. Shareholder meetings have been irregularly conducted, and shareholder resolutions have not always been respected by management. Shareholders of some companies also suffered as a result of fraudulent bankruptcies initiated by hostile creditors.

In addition, the supermajority shareholder approval requirement is met by a vote of 75% of all voting shares that are present at a shareholders’ meeting. Thus, controlling shareholders owning slightly less than 75% of outstanding shares of a company may have a 75% or more voting power if certain minority shareholders are not present at the meeting. In situations where controlling shareholders effectively have 75% or more of the voting power at a shareholders’ meeting, they are in a position to approve amendments to the charter of the company or significant transactions including asset transfers, which could be prejudicial to the interests of minority shareholders. It is possible that our majority shareholders and our management in the future may not run us and our subsidiaries for the benefit of minority shareholders, and this could materially and adversely affect the value of our securities.

Disclosure and reporting requirements, as well as anti-fraud legislation, have only recently been enacted in Russia. Most Russian companies and managers are not accustomed to restrictions on their activities arising from these requirements. The concept of fiduciary duties of management or directors to their companies and shareholders is also relatively new and is not well developed. Violations of disclosure and reporting requirements or breaches of fiduciary duties to us and our subsidiaries or to our shareholders could materially adversely affect the value of our securities.

While the Federal Law on Joint Stock Companies provides that shareholders owning not less than 1% of the company’s stock may bring an action for damages on behalf of the company, Russian courts to date do not have much experience with respect to such lawsuits. Russian law does not contemplate class action litigation. Accordingly, your ability to pursue legal redress against us may be limited, reducing the protections available to you as a holder of our securities.

Weaknesses and changes in the Russian tax system could materially adversely affect an investment in our securities.

Generally, taxes payable by Russian companies are substantial and numerous. These taxes include, among others:

• income taxes;

• value-added tax;

• excise taxes;

• social and pension contributions; and

• property tax.

Tax reform commenced in 1999 with the introduction of Part One of the Tax Code, which sets general taxation guidelines. Since then, Russia has been in the process of replacing legislation regulating the application of major taxes such as corporate income tax, VAT and property tax with new chapters of the Tax Code. For instance, new chapters of the Tax Code on VAT, unified social tax and personal income tax came into force January 1, 2001; the profits tax and mineral extraction tax chapters came into force January 1, 2002; and the newly introduced corporate property tax chapter of the Tax Code came into force on January 1, 2004.

In practice, the Russian tax authorities often have their own interpretation of the tax laws that rarely favors taxpayers, who often have to resort to court proceedings to defend their position against the tax authorities. Differing interpretations of tax regulations exist both among and within government ministries and organizations at the federal, regional and local levels, creating uncertainties and inconsistent enforcement. Furthermore, following the recent reorganization of the Russian government, the authority for tax regulation is being transferred to the Russian Ministry of Finance, which may lead to further changes in the interpretation of the tax laws.

Tax declarations, together with related documentation such as customs declarations, are subject to review and investigation by a number of authorities, each of which may impose fines, penalties and interest charges. Generally, taxpayers are subject to inspection for a period of three calendar years of their activities which immediately preceded the year in which the audit is carried out. As previous audits do not exclude subsequent claims relating to the audited period, the statute of limitations is not entirely effective. In addition, in some instances, new tax regulations have been given retroactive effect.

Moreover, financial statements of Russian companies are not consolidated for tax purposes. Therefore, each of our Russian entities pays its own Russian taxes and may not offset its profit or loss against the loss or profit of another entity in our group. In addition, pursuant to legislation that entered into force on January 1, 2002, payments of intercompany dividends between two Russian entities are subject to a withholding tax of 6% once they are paid out of profits, though this tax does not apply to dividends once they have already been taxed.

The foregoing conditions create tax risks in Russia that are more significant than typically found in countries with more developed tax systems, imposing additional burdens and costs on our operations, including management resources. In addition to our substantial tax burden, these risks and uncertainties complicate our tax planning and related business decisions, potentially exposing us to significant fines and penalties and enforcement measures despite our best efforts at compliance, and could adversely affect our business and the value of our securities.

2.5.5. Risks relating to the Issuer’s Business

The failure of our geographic expansion strategy could hamper our continued growth and profitability.

Our expansion strategy depends, in part, on funding growth in additional markets, on our ability to identify attractive opportunities in markets that will grow and on our ability to manage the operations of acquired or newly established businesses. Should growth decline in our existing markets, not increase as anticipated in markets in which we have recently acquired or established businesses, or not increase in markets into which we subsequently expand, our geographic expansion strategy may not be successful and our business and profitability may suffer.

Our growth strategy relies on acquisitions and establishing new businesses, and our future growth, results of operations and market share would be adversely affected if we fail to identify suitable targets, outbid competing bidders or finance acquisitions on acceptable terms.

Our strategy depends on us being a large manufacturer in the dairy and juice sectors so that we can benefit from economies of scale, better satisfy customer needs and compete effectively against other producers. Our growth will suffer if we are unable to implement our acquisition strategy, whether because we fail to identify suitable targets, outbid competing bidders or finance acquisitions on acceptable terms or for any other reason. Furthermore, any acquisitions or similar arrangements may harm our business if we are unsuccessful in our integration process or fail to achieve the synergies and savings we expect.

We cannot assure you of the successful integration of existing or newly acquired businesses. If we fail to integrate our businesses successfully, our rate of expansion could slow and our results of operations and financial condition could be materially adversely affected.

We have grown through numerous acquisitions and are in the process of integrating and restructuring some of our businesses. We may make additional acquisitions in the future. Achieving the benefits of our acquisitions and our restructuring efforts will depend, in part, on integrating our businesses in an efficient manner. We cannot assure you that such integration will happen or that it will happen in a timely manner.

The integration of our businesses, as well as of any businesses we may acquire in the future, requires significant time and effort from our senior management, who are also responsible for managing our existing operations. Integration of our businesses may be difficult, as our culture may differ from the cultures of the businesses we acquire or consolidate, unpopular cost cutting measures may be required and control over cash flows may be difficult to establish. Any difficulties encountered in the transition and integration process could have a material adverse effect on our results of operations. We cannot assure you that we will be successful in realizing any of the anticipated benefits of the companies that we are now in the process of integrating or that we may acquire in the future. If we do not realize these benefits, our results of operations could be materially adversely affected.

Our management information system may be inadequate to support our future growth.

Our management information system is less developed in certain respects than those of food producers in more developed markets and may not provide our management with as much or as accurate information as those in more developed markets. In addition, we may encounter difficulties in the ongoing process of implementing and enhancing our management information system. Our inability to maintain an adequate management information system may have a material adverse effect on our business.

Failure to comply with existing laws and regulations or the findings of government inspections, or increased governmental regulation of our operations, could result in substantial additional compliance costs or various sanctions which could materially adversely affect our business, financial condition, results of operations and prospects.

Our operations and properties are subject to regulation by various government entities and agencies, as well as to ongoing compliance with existing laws, regulations and standards. As a producer of food products, our operations are subject to quality, health and safety, production, packaging, quality, labeling and distribution standards. The operations of our production and distribution facilities are also subject to various environmental laws and workplace regulations. Regulatory authorities exercise considerable discretion in matters of enforcement and interpretation of applicable laws, regulations and standards, the issuance and renewal of permits and in monitoring compliance with the terms thereof. Russian authorities have the right to, and frequently do, conduct periodic inspections of operations and properties of our group of companies throughout the year. Any such future inspections may conclude that we or our subsidiaries have violated laws, decrees or regulations, and we may be unable to refute such conclusions or remedy the violations. Our failure to comply with existing laws and regulations or the findings of government inspections may result in the imposition of fines or penalties or more severe sanctions including the suspension, amendment or termination of our permits, or in requirements that we cease certain of our business activities, or in criminal and administrative penalties applicable to our officers. Any such decisions, requirements or sanctions, or any increase in governmental regulation of our operations, could increase our costs and materially adversely affect our business, financial condition, results of operations and prospects.

We believe that our current legal and environmental compliance programs adequately address these concerns and that we are in substantial compliance with applicable laws and regulations. However, as the regulations that apply to our business are constantly changing, we are sometimes unable to immediately comply with new regulations upon their implementation. Compliance with, or any violation of, current and future laws or regulations could require material expenditures by us or otherwise have a material adverse effect on our business or financial results.

Additionally, under relevant Russian legislation, Russian regulatory agencies can impose various sanctions for violations of environmental standards. These sanctions may include civil and administrative penalties applicable to a company and criminal and administrative penalties applicable to its officers. Also, in the course, or as a result, of an environmental investigation, regulatory authorities can issue an order halting part or all of the production at a plant which has violated environmental standards. We have been, at various times, subject to administrative sanctions for failure to comply with environmental regulations relating to effluent discharge and to minor administrative sanctions for violations relating to waste disposal. In the event that production at one of our facilities was partially or wholly prevented due to this type of sanction, our production capability would suffer significantly and our operating results would suffer.

Difficulty in obtaining adequate managerial and operational resources may restrict our ability to expand our operations successfully.

We have experienced rapid growth and development in a relatively short period of time. Management of such growth has required significant managerial and operational resources and is likely to continue to do so. Our future operating results depend, in significant part, upon the continued contributions of a limited number of our key senior management and technical personnel.

We will need to continue to improve our operational and financial systems and managerial controls and procedures to keep pace with our growth. We will also have to maintain close coordination among our logistical, technical, accounting, finance, marketing and sales personnel. Management of growth will require, among other things:

• the ability to integrate new acquisitions into our operations;

• continued development of financial and management systems controls and information technology systems;

• implementation of adequate internal control over financial reporting and disclosure controls and procedures;

• increased marketing activities;

• hiring and training of new personnel; and

• coordination among our logistical, technical, accounting, finance, marketing and sales personnel.

Our success will depend, in part, on our ability to continue to attract, retain and motivate qualified personnel. Competition in Russia, and in the other countries where we operate, for personnel with relevant expertise is intense, due to the limited number of qualified individuals. Although we attempt to structure our compensation packages in a manner consistent with evolving standards of the Russian labor market, we are not insured against damage that may be incurred in case of the loss or dismissal of our key personnel. Departures of senior management may be disruptive to our business and our success will depend, in part, on continuity in our senior management team. For example, we experienced significant changes in our senior management during the first half of 2005, including a change in our Chief Financial Officer and other senior managers.

Our inability to successfully manage our growth and personnel needs could have a material adverse effect on our business, financial condition and results of operations.

In the event that our equipment rental arrangements were deemed to be subject to licensing requirements, our subsidiaries engaging in these arrangements could be subject to liquidation or face the invalidation of the rental contracts.

A number of our subsidiaries purchase equipment which they then, in turn, lease to raw milk producers. In addition, many of our dairy plants, including the Lianozovo Dairy Plant, have leased equipment to juice producers. Prior to February 11, 2002, when the new Federal Law on Licensing of Certain Types of Activities became effective, Russian legislation required a license for financial leasing activities, but it is unclear whether this requirement extended to our leasing activities. Although leasing activities are no longer subject to licensing, in the event that the relevant governmental authorities were to successfully claim that a license was required for our past leasing activities, we would be subject to significant adverse consequences such as the potential liquidation of the leasing entity and invalidation of the relevant contracts.

If any of our subsidiaries is forced into liquidation due to negative net equity, our results of operations could suffer.

In accordance with Russian legislation, in the event that a company’s net assets, as stated in the annual balance sheet prepared under Russian accounting standards, fall below the minimum charter capital required by law, the company must voluntarily liquidate. Should the company fail to act, its creditors may accelerate their claims or demand early performance of obligations and demand payment of damages, and governmental authorities may seek the involuntary liquidation of the company.

Twenty-four of our subsidiaries have negative net assets. These subsidiaries, taken together, are material to our operations. We have not taken any steps to remedy this situation because we believe that, as long as these subsidiaries continue to fulfill their obligations, the risk of their liquidation is minimal. We are also in the process of integrating the newly acquired businesses and restructuring our subsidiaries, which we expect will reduce the number of subsidiaries with negative net equity. While we understand that a Moscow court liquidated a company pursuant to this legislation in 2002, we are not aware of any situation where a Russian company has been liquidated pursuant to this legislation if it has met all of its obligations, as each of these subsidiaries has. Therefore, we believe that this risk is remote and have not included it as a contingency in the notes to our financial statements which appear elsewhere in this document. However, if involuntary liquidation were to occur, we would be forced to reorganize the operations we currently conduct through these subsidiaries.

III DETAILED INFORMATION ON THE ISSUER

3.1.         Issuer’s background and development

3.1.1. Data on Issuer’s proprietary name

Issuer’s full proprietary name.

Open Joint Stock Company “Wimm-Bill-Dann Foods”

Abbreviated name.

WBD Foods

Data on Issuer’s name and organizational & legal changes.

Limited liability Company “Wimm-Bill-Dann Foods”

WBD Foods

Introduced: April 16, 2001

The present name introduced: May 31, 2001

3.1.2. Data on Issuer’s state registration record

Issuer’s state registration date: May 31, 2001

State registration certificate No. (Or other document verifying Issuer’s state registration) P-15968.16

Organization that performed Issuer’s state registration: State Registration Chamber attached to Ministry of Justice of the Russian Federation, Moscow Registration Chamber

OGRN     1037700236738

The date of entry into the Unified State Register of Legal Entities: 19.02.2003.

The name of the registrar: Inderdistrict Inspectorate of the Ministry of Taxes and Levies No. 39, Moscow

3.1.3. Data on Issuer’s establishment and development.

Term of Issuer’s existence: since 31.05.2003

Issuer is established for an indefinite term

History of the Issuer’s Foundation and Activities.

Open Joint-Stock Company “Wimm-Bill-Dann Foods” (hereinafter referred to as the Issuer or the Company) was registered on May 31, 2001. The purpose of its creation was to consolidate several production and trading companies, whose shares had been privately owned by a group of persons and were transferred to the Company by including them in authorized capital during its creation in 2001. Control over and management of the WBD Group are the Issuer’s principal areas of activity. In keeping with Article 4 of the Issuer’s Charter, “The main purpose of the Company is to fully satisfy the demand of legal entities and private persons in products (works, services), produced (performed, provided) in accordance with its charter activity, and to receive profits. On February 14, 2002, OJSC Wimm-Bill-Dann Foods completed the public issue of and registered common shares represented by American depositary receipts (ADR) at the New York Stock Exchange under the “WBD” symbol. Each ADR represents one basic common share of the Company.

The story of WBD Group began in 1992, when the first company owned by a group of persons rented a production line at the Lianozovo Dairy and purchased the first lot of juice concentrates and packaging materials. November 25, 1992 WBD Group produced its first pack of juice under the Wimm-Bill-Dann brand. This name had been chosen in order to attract consumers, who at that point preferred imported products due to their novelty to the market, and also because of the prevailing belief in the higher quality of imported goods. From the very first appearance on the market the name Wimm-Bill-Dann turned into a brand, known to and popular among the majority of Russian consumers.

3.1.4. Contact data

Location: 109028, Moscow, Yauzsky Boulevard, 16/15, office 306

Tel.: (095) 105-5805
Fax: (095) 733-9736

E-mail: KolesnikovIM@wbd.ru

Internet page(s) displaying information contained in this quarterly report: www.wbd.ru

3.1.5. Taxpayer’s identification number.

7709342399

3.1.6. Issuer’s branches and representative offices

Full proprietary name — Representative office of Wimm-Bill-Dann Foods OJSC in Beijing.

Abbreviated name -  Representative office of WBD Foods in Beijing.

Location of the representative office — Chinese Peoples Republic, Beijing

The decision on establishing of the representative office was adopted by the Issuer’s Board of Directors on June 16, 2004 (Minutes No.19-07 as of 19.07.2004).

The representative office head — Song Bin Bin

The term of authority — October 8, 2004 — October 8, 2007

The changes in the amount of Issuer’s brances and representative offices didn’t take place within the reporting quarter.

3.2. Description of Issuer’s primary areas of operations

3.2.1. Issuer’s branch/sectorial affiliation.

OKWED  Codes:

15.98, 15.51.13, 15511, 51.34.1, 51.38.22, 74.13.1, 15.32, 55.51, 52.25.2, 15.88, 22.13, 74.14, 74.84.

3.2.2. Issuer’s primary activity

Food industry has gained maximum advantages as a result of devaluation of the ruble in 1998 and steady growth of the population’s real earnings in the last three years. Besides, the increasing flow of direct investment in the industry has led to a better quality of Russian-made products and their higher competitiveness. Regardless of the rising rate of the ruble in real terms, the share of imported goods in the consumption structure is about 3%. Thus competition in food industry is mainly centered around Russian brands. As a result, the rate of growth in milk industry was the highest in the Russian economy, amounting to 9.4% in 2001 and 5.4% in 2002. Mindful of the GDP growth by 7.3% in 2003, growth in milk industry amounted to 7%.

There are sufficient grounds to hope that the industry’s consolidation, higher quality of products, and expected annual 5-6% rise in real earnings will help food industry remain among the leaders of Russia’s economic growth. The flow of foreign investment in the industry that has amounted to two-thirds of the total direct foreign investments in Russia in the last two years also confirms this assumption.

Recent industrial developments show that the consolidation of food industry is likely to bring about the emergence of large domestic producers capable of competing effectively on the market.

On the other hand, one may expect increasing competition on the part of foreign companies such as Danone, Parmalat, Campina and Erhmann that have set up the production of dairy products in Russia. Their market advantages include a large advertisement budget, advanced know-how for new products promotion, and access to cheap financial resources.

Foreign companies have also been expanding the variety of products. In the past their products were basically oriented toward the narrow premium segment (in the upper price bracket) whereas today foreign companies’ products are also designated for the mass consumer with an average income.

The primary area of the Company’s operations is control over and management of a group of its subsidiaries and other affiliated companies specified in this Prospectus, which manufacture and sell milk (dairy) products and juices (drinks, nectars) (hereinafter, in combination with the Company, referred to as the WBD Group). The Issuer also offers licensing agreements on the use of trademarks in its ownership. At that, the Issuer’s current and future operations plans are inseparably linked up with those of the WBD Group.

The Wimm-Bill-Dann Group is a major manufacturer of dairy products and juices. Around 74.6% of its revenue comes from the sales of dairy products and the rest 25%, from the sales of juices.

Since its establishment in 1992, the WBD Group has been a leader on the Russian market of dairy and juice-containing products. According to the study conducted by AC Nielsen in nine large Russian cities, including Moscow and St. Petersburg, in 2004, the WBD Group was in the lead on all packaged dairy products markets (with the exception of pasteurized milk): its share on the domestic market of traditional dairy products constituted 36%,  and in yogurt and milk desserts sales, 42%. Business Analitika’s study carried out in eleven large Russian cities in, 2004, showed that the WBD Group’s share in the total domestic sales of juices reached 28% and 34% in Moscow, the main Russian juice consumer. The twenty seven manufacturing facilities of the WBD Group are located in twenty three Russian and CIS cities; its distribution network covers 26 cities in the CIS, Germany, Israel, and Netherlands.

The main objective of the WBD Group is to provide consumers with top-quality food by way of a careful selection of raw materials, use of modern production technologies, and strict quality controls. All its products are manufactured on the basis of the Company’s own recipes mindful of domestic consumers’ preferences and tastes.

1.              Forecast of Future Developments on the Dairy Market.

The further consolidation of dairy and juice industry and stronger competition with foreign companies operating in Russia are likely to be major market tendencies. Given below is a segment-based market development forecast.

Milk is one of the most widespread food products in Russia popular among all age groups regardless of location and income. The milk market as a whole will develop steadily with a 5-percent annual consumption growth resulting from a rise in the gross yield and processing of milk in all categories of producers.

In spite of all its advantages, pasteurized milk prevalent on the market has an essential drawback — a short shelf life, which makes it less attractive for retail trade. Consequently, the share of this type of milk is expected to go down in favor of sterilized milk. In addition, sterilized milk will be replaced by a new generation of the product without the specific sterilization after-taste, its shelf life over two weeks without cooling or cold storage.

Kefir (fermented milk, a traditional Russian dairy product). It is the most popular dairy product in Russia. Growth in the segment will result from changes in the consumption structure in favor of biokefirs, their production currently organized by local manufacturers. The consumption of traditional kefir is expected to decline

Curds (cottage cheese). The market is stable. An average 2-percent rise will be determined by the development of dairy production in general. Consumers are likely to switch over to curds desserts, which may reduce the consumption of traditional curds.

Rural and small town dwellers are primary consumers of ryazhenka (fermented baked milk) and bonnyclabber. Unlike bonnyclabber, ryazhenka is also popular among the population of large cities. The bonnyclabber segment is expected to shrink due to the reduction of rural population and decrease in the regional consumption of the product.

Cream. The main feature of the market is the reduction of the share of pasteurized cream in the total output because of a short shelf life and the growing share of sterilized cream. Consumption rise will mainly depend on the rate of income growth.

Butter. As a whole, the market development rate is expected to be 2-4% a year. A rise in butter consumption is unlikely to exceed 1-2%, the main growth factor being an increase in the production of margarine and combined varieties of butter, spreads, by 4-5% a year.

Viscous yogurt. It is one of the most dynamic segments of the dairy market. The development and growth of the viscous yogurt market in 2002-2003 resulted from developing local production, Western producers’ coming out on the market (Pascual and Onken), and a rise in regional consumption. Unique products with new flavors, additives, useful properties, and biocultures were the most dynamic part of the segment.

Potable yogurt. The segment is expected to develop dynamically since the market is still far from saturation, youth and teenagers’ consumption culture is still taking shape, and consumers are switching over to the product from traditional flavored kefir.

Viscous milk desserts. The market is still underdeveloped. It has more imported products than other markets. Yet, gradually, Russian manufacturers are turning to the production of viscous milk desserts. Underdeveloped consumption culture restrains consumption growth.

Liquid desserts. The market is sufficiently developed. Major consumers include both young people and children as well as adults. The segment will develop as a result of a rise in consumption among teenagers.

Juice and dairy products. It is the most dynamic category of milk products. It has a considerable growth potential due to the population’s striving for a healthy life style and consumption of low-fat vitamin-fortified products.

Curds desserts. The segment is developing rapidly given the traditional character of curds. A rise in the segment will mainly depend on the rate of growth of real earnings and consumers’ switching over from traditional cottage cheese to curds desserts.

Chocolate-coated cheese curds. Consumption culture in large cities is well-developed. Producers’ regional expansion and a wider variety of the products are expected to provide for the segment’s growth.

Condensed milk. It is a traditional food product used in pastry cooking. The market is developed. There are large and well-known producers. Growth can be achieved through a wider variety of products, new flavors, and new types of packaging.

2.              Forecast of Future Developments on the Juice and Juice-Containing Products Market.

The market’s growth will continue although the rate of growth may slow down. Yet it will remain high enough. Market capacity in 2001 was 1,200 mln. liters — a 60-percent rise in comparison with the previous year. In 2002 juice consumption increased by 23% and reached around 1,480 mln. liters. The rise of the market in 2003 constituted approximately 21% (as per RSPS data). As per Business Analitica data the market capacity of domestic and foreign juice production increased in 2004 up to 2020 mln. Liters from 1785 mln. Liters in 2003.

The juice market’s growth results from the improvement of the economic situation in Russia, rising per capita income, and emergence of consumption culture with juice regarded as tasty and healthy food. Per capita consumption rose from 8 liters in 2001 to 10 liters in 2002 and to 12 liters in 2003. In large cities (Moscow, St. Petersburg) juice consumption is nearing European standards while Russia’s average per capita consumption of juices is twice lower than in Europe.

Stronger competition provoked by major manufacturers’ considerably expanded capacities was the main market tendency in 2003. Consequently, the juice market is expected to consolidate further in the hands of four principal players that are likely to increase their market  share at the expense of small regional producers whose share may go down to 5%.

The Company has the following main types of activity:

•                  Sale of services in respect of granting use of trademarks under license agreements;

•                  Sale of consulting services;

•                  Others.

The sales volume of WBD Foods for the 1 half of 2005 is presented in the following table:

1st half 2005

No	Income	TOTAL, thou. rubles	Share of total revenue, %
1	Sales income, exclusive of VAT	233 889	100
1.1.	including: sale of services in respect of granting use of trademarks	225 283	96.32
1.2.	sale of management consulting services	4 331	1.85
1.3.	software implementation services	585	0.25
1.4.	Leasing of property	3 059	1.31
1.5.	other	631	0.27

3.2.3       Main types of products (works, services)

See also section 3.2.2 of this report

Cost Price of Services Rendered, thou. rubles

No	Expense	1 half 2005
1	Goods	104
2	Depreciation of fixed assets	3026
3	Depreciation of intangible assets	447
4	Travel expenses	719
5	Wages and salaries with deductions	87
6	Informational and consulting services	335
	TOTAL	4 718

Issuer’s Administrative Expenses, thou. rubles

Expense item	6 months of 2005
Stationary and equipment	970
Routine repairs of buildings and structures	74
Fixed assets depreciation	2 400
Intangible assets depreciation	2 526
Salaries	161 917
Allocations to the Pension fund	11 277
Unified social tax	12 530
Reserves for upcoming leaves	12 389
Payment for initial 2 days of incapacity	80
Social allocations from the sum payable for the initial 2 days of incapacity	15
License agreement registration	9
Office lease	72 552
Other facilities lease	4 464
Information and computing services	58
Expenses associated with vehicles operations	665
Business trip expenses	7 037
Entertainment expenses	2 361
Subscription	260
Personnel training	1 174
Medical insurance of the personnel	1 101
Audit services	11 215
Business cards	49
Notary and legal fees	9 050
Recruitment services	977
Advertising	3 418
Publications	84
Other information and consulting services	3 773
Communication services	3 496
Office equipment maintenance and repair	1 880
DHL	167
Software expenses	480
Trademarks expenses	156
Electronic data processing	654
Valuables storing services	12
Consultations in the form of workshops	634
Organization management expenses (BoD)	849
Carpeted surfaces dry-cleaning	38
Compensation for use of personal vehicles for business purposes	28
Corporate credit rating provision and maintenance	1 237
Snow removal	113
Other	260
Total	332 429

3.2.4                     Raw materials and Issuer’s suppliers

Our success depends in part on our continued ability to be an efficient producer in a highly competitive industry. If we cannot continue to control costs through productivity gains or by eliminating redundant costs resulting from acquisitions, our results of operations will suffer. In particular, price increases and shortages of packaging and raw materials could adversely affect our results of operations. For example, our results of operations may be affected by the availability and pricing of packaging materials, principally cardboard and plastic containers, and raw materials, principally raw milk and juice concentrate. We are substantially dependent upon a single supplier of packaging materials, which may make us more vulnerable to changes in global supply and demand and their effect on price and availability of these materials. Additionally, weather conditions and other factors beyond our control significantly influence the price and availability of our raw materials. A number of our raw materials, such as juice concentrate and sugar, are international commodities and are subject to international price fluctuations.

A substantial increase in the prices of any of the foregoing, which we may not be able to pass on to customers through price increases, or a protracted interruption in supply with respect to packaging or raw materials, could have a material adverse effect on our financial condition and results of operations.

The main raw materials we use to produce our dairy and juice products include the following:

• raw milk, which we generally obtain from domestic farmers;

• dry milk, which we generally obtain from small domestic producers or import;

• bacteria cultures, which we generally import, although we have begun to develop our own cultures;

• flavorings and sweeteners, which we generally import;

• juice concentrate and juice puree, which we primarily import, but also purchase domestically; and

• other ingredients such as frozen fruits and stabilizers.

The prices of each of the foregoing raw materials are generally volatile.

Our purchasing policy is to increase the share of locally produced food raw materials that satisfy our quality standards.

We have focused on developing partnerships with established leaders in the field of local food production, including the leading Russian raw milk, dry milk, fruit and sugar producers. In each region where we require raw milk, we establish direct supply contracts with local individual farmers and collective farms. We have also begun entering into more purchasing arrangements with Russian suppliers of raw materials in the juice sector. We purchase substantially all of our raw materials directly and do not engage in a significant amount of barter transactions. We also purchase certain raw materials such as bacteria cultures, juice concentrate and flavorings from foreign manufacturers due to the unavailability of products of appropriate quality locally. We use quality raw materials, supplied by producers from approximately 25 countries such as Cargill (U.S.), Quatrale (Brazil), Jahncke (Germany), Givaudan (Germany), Hahn (Germany), Wild (Germany), and Firmenich (Switzerland). Our flagship “J-7” juice line, the best-selling juice brand in Russia, was created with consulting assistance from Cargill - the world’s largest supplier of juice concentrates.

Issuer’s major suppliers within 1 half 2005

No	Supplier of works, services	Thousand rubles	%
1	Lianozovo Dairy PJSC	84 646	44.64

3.2.5. Markets for products (works, services) of the Issuer

Wimm-Bill-Dann Foods Open Joint-Stock Company provides consultation services, as well as grants rights to use trademarks it owns through conclusion of license agreement both in the territory of the Russian Federation and in CIS countries: Kirgyzstan and Ukraine.

Through license agreements, the Issuer grants the right to use:

•                  trademarks owned by it;

•                  the RAT and LIASOFT computer programs.

The volume of services rendered by WBD Foods in the 1 half 2005 is presented by region in the following tables:

1 half 2005

No	Country	Volume of services rendered, thou. rubles	% of total volume of services rendered
1	Russia	229 223	98.01
2	CIS countries, total:	4 630	1.98
	including:
2.1.	Kyrgyzstan	221	0.09
2.2.	Ukraine	4 409	1.89
3.	Orhers	36	0.01
	TOTAL	233 889	100

3.2.6. Data on Issuer’s licences held

Issuer holds no licenses.

3.2.7. Data on Issuer’s joint operation

None during reporting period.

3.2.8. Additional requirements to investment funds and insurance companies acting as an issuer

Not applicable.

3.2.9. Additional requirements to issuers, whose main type of activities is extraction of minerals

Not applicable.

3.2.10. Additional requirements to issuers, whose main type of activities is communication services

Not applicable.

3.3. Plans of the Issuer’s Future Activities.

Due to the specifics of the Issuer’s primary area of operations, the Issuer’s future activities plans should include a higher efficiency of WBD Group management. The Issuer’s future activities plans are closely connected with the plans of WBD Group. The use of trademarks by WBD Group businesses, offered on the basis of licensing agreements, will constitute the Issuer’s main source of future income.

The WBD Group is constantly striving to dynamically develop its business and achieve further competitive advantages.

The growing dairy market demands an increase in production volumes without a decline in quality. An increase in juice production capacity is also planned.

One of the main competitive advantages of the WBD Group is its powerful and well-established network of independent distributors. In order to support the steady growth of sales, the construction of Cash&Carry stores will continue. The growth of additional income is planned through both promoting the primary brands of the WBD Group on the regional markets, and expanding the product range in order to fill major consumer segments, both in terms of flavours and prices.

In general, the plans of future activities of the Issuer and the WBD Group include an intention to fully satisfy the demand of legal entities and private persons in products (works, services), produced (performed, provided) in accordance with its Charter, and to receive profits.

To achieve these goals, the WBD Group will concentrate on the following areas of activity:

1) Production of dairy products and juices. The Issuer is positive that the WBD Group has enough potential to retain and strengthen its leading position in this area;

2) Higher efficiency of production. The WBD Group intends to improve the quality of its products, reduce costs, increase cash flows, and achieve a higher efficiency of work of its employees;

3) Business growth resulting from the production of cheese. Domestic brands of cheese in the Russian Federation are mainly manufactured by small facilities producing traditional cheeses for mass consumption, characterized by low prices and inferior quality. Superior quality brands of hard and soft cheese are imported from Baltic States and other European countries. The WBD Group is planning to start the production of top-quality branded hard and soft cheeses in 2003.

4) Business growth resulting from the production of mineral water. The WBD Group intends to concentrate on the primary areas of its activity. However WBD Group also started the production of mineral water in 2003. The WBD Group believes that despite relatively strong competition, this market segment has an essential potential given a correct marketing approach. The growth of mineral water consumption in summer is expected to make up for the declining seasonal demand for dairy products.

3.4. Issuer’s participation in industrial, banking and financial groups, holdings, concerns and associations.

On May 12, 2004, the General Meeting of Shareholders of WBD Foods OJSC approved accession of the Issuer to Non-Commercial Organization “German Economic Union in the Russian Federation” (Minutes No. 20-05 dated May 20, 2004) whose Charter envisages such aims and objectives as contribution to economic cooperation between the Federal Republic of Germany and the Russian Federation in close cooperation with the German Union of Chambers of Commerce and Industry and the Eastern German Economic Union, as well as with its head organizations.

On June 14, 2005, the General Meeting of Shareholders of WBD Foods OJSC approved the accession of the Issuer to Non-Commercial Organization “Russian Marketing Association”.

3.6. Issuer’s Subsidiaries and dependent companies.

The Issuer’s activity is inextricably linked and determined by the needs and requirements of its subsidiaries and dependent companies.

Name: Open Joint-Stock Company “Lianozovo Dairy”

Location: 127591, Moscow, Dmitrovskoe shosse, d.108

The grounds to consider the company a subsidiary of the Issuer: prevailing share of the Issuer in the authorized stock of the company

Issuer’s share in the charter capital of the legal entity: 98.02%

Issuer’s share in the total amount of ordinary shares of the entity: 98.02%

Share of this legal entity in the Issuer’s charter capital: 0%

Share of this legal entity in the total amount of Issuer’s ordinary shares: 0%

Description of the principal subsidiary’s activities: production and sale of milk and sour milk products.

Members of the Board of directors of the legal entity:

Plastinin, Sergei Arkadievich

Born: 1968

This person’s share in the Issuer’s charter capital: 9.30%

This person’s share in the total amount of Issuer’s ordinary shares: 9.30%

Iakobachvili, David

Born: 1957

This person’s share in the Issuer’s charter capital: 7.76%

This person’s share in the total amount of Issuer’s ordinary shares: 7.76%

Bolotovsky, Roman Viktorovich

Born: 1969

This person’s share in the Issuer’s charter capital: 0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Davidovsky, Oleg Leonidovich

Born: 1971

This person’s share in the Issuer’s charter capital: 0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Filatov, Vladislav Stanislavovich

Born: 1971

This person’s share in the Issuer’s charter capital: 0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Skopinov Viktor Grigorievich

Born: 1944

This person’s share in the Issuer’s charter capital: 0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Usikova Lyubovy Sergeevna

Born: 1955

This person’s share in the Issuer’s charter capital: 0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Person performing the functions of individual executive body of the entity:

Usikova Lyubovy Sergeevna

Born: 1955

Share in Issuer’s Authorised Capital Stock: 0%

Share in the total amount of Issuer’s ordinary shares: 0%

Members of collective executive body of the entity (with specification of the year of birth)

The authorities of the collective executive body members have not been extended.

Name: Open Joint-Stock Company “Dairy”

Location: 353760, Timashevsk, Krasnodar Region. ul. Gibridnaya, d. 2

The grounds to consider the company a subsidiary of the Issuer: prevailing share of the Issuer in the authorized stock of the company

Issuer’s share in the charter capital of the legal entity: 70.47%

Issuer’s share in the total amount of ordinary shares of the entity: 70.47%

Share of this legal entity in the Issuer’s charter capital: 0%

Share of this legal entity in the total amount of Issuer’s ordinary shares: 0%

Description of the principal subsidiary’s activities: production and sale of milk and sour milk products.

Members of the Board of directors of the legal entity:

Bondarev Sergey Ivanovich

Born: 1955

Share in Issuer’s Authorised Capital Stock: 0%

Share in the total amount of Issuer’s ordinary shares: 0%

Orlov, Alexander Sergeevich

Born: 1948

This person’s share in the Issuer’s charter capital: 3.47%

This person’s share in the total amount of Issuer’s ordinary shares: 3.47%

Plastinin, Sergei Arkadievich

Born: 1968

This person’s share in the Issuer’s charter capital: 9.30%

This person’s share in the total amount of Issuer’s ordinary shares: 9.30%

Polikarpova, Natalya Leonidovna

Born: 1974

This person’s share in the Issuer’s charter capital: 0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Iakobachvili, David

Born: 1957

This person’s share in the Issuer’s charter capital: 7.76%

This person’s share in the total amount of Issuer’s ordinary shares: 7.76%

Person performing the functions of individual executive body of the entity:

Bondarev Sergey Ivanovich

Born: 1955

Share in Issuer’s Authorised Capital Stock: 0%

Share in the total amount of Issuer’s ordinary shares: 0%

Members of collective executive body of the entity:

Collective executive body is not formed

Name: Closed Joint-Stock Company “Production and Analytical Group Rodnik”

Location: 103009, Moscow, Bryusov per., d. 8/10, str. 2, 2nd floor, room 13a

The grounds to consider the company a subsidiary of the Issuer: prevailing share of the Issuer in the authorized stock of the company

Issuer’s share in the charter capital of the legal entity: 100%

Issuer’s share in the total amount of ordinary shares of the entity: 100%

Share of this legal entity in the Issuer’s charter capital: 0%

Share of this legal entity in the total amount of Issuer’s ordinary shares: 0%

Description of the principal subsidiary’s activities: sale of juice products.

Members of the Board of directors of the legal entity:

The Board of directors (Supervisory Board) is not provided

Person performing the functions of individual executive body of the entity:

Styazhkin Sergey Vladimirovich

Born: 1972

Share in Issuer’s Authorised Capital Stock: no share

Share in the total amount of Issuer’s ordinary shares: no share

Members of collective executive body of the entity:

Collective executive body is not provided

Name: Closed Joint Stock Company “Wimm-Bill-Dann Trading Company”

Location: 103009, Moscow, Bryusov per., d. 8/10, str. 2, 2nd floor, room 17

The grounds to consider the company a subsidiary of the Issuer: prevailing share of the Issuer in the authorized stock of the company

Issuer’s share in the charter capital of the legal entity: 83.19%

Issuer’s share in the total amount of ordinary shares of the entity: 83.19%

Share of this legal entity in the Issuer’s charter capital: 0%

Share of this legal entity in the total amount of Issuer’s ordinary shares: 0%

Description of the principal subsidiary’s activities: sale of juice products

Members of the Board of directors of the legal entity:

The Board of directors (Supervisory Board) is not provided

Person performing the functions of individual executive body of the entity:

Mirzoev, David Revazovich

Born: 1980

Share in Issuer’s Authorised Capital Stock: 0%

Share in the total amount of Issuer’s ordinary shares: 0%

Members of collective executive body of the entity:

Collective executive body is not formed

Name: Limited Liability Company “Annino Milk”

Location: Russia, Voronezh Obalast, rabochii poselok Anna, ul. Sevastopolskaya, d. 4

The grounds to consider the company a subsidiary of the Issuer: prevailing share of the Issuer in the authorized stock of the company

Issuer’s share in the charter capital of the legal entity: 78.56%

Share of this legal entity in the Issuer’s charter capital: 0%

Description of the principal subsidiary’s activities: production and sale of milk and sour milk products.

Members of the Board of directors of the legal entity:

The Board of directors (Supervisory Board) is not provided

Person performing the functions of individual executive body of the entity:

Nerovnyi Nikolai Nikolaevich

Year of birth: 1946

Share in Issuer’s Authorised Capital Stock: 0%

Share in the total amount of Issuer’s ordinary shares: 0%

Members of collective executive body of the entity:

Collective executive body is not formed

Name: Closed Joint Stock Company “Gulkevichi Creamery”

Location: 352150, Krasnodar Region, Gulkevichi, ul. Korotkova, d. 155

The grounds to consider the company a subsidiary of the Issuer: prevailing share of the Issuer in the authorized stock of the company

Issuer’s share in the charter capital of the legal entity: 52.24%

Issuer’s share in the total amount of ordinary shares of the entity: 52.24%

Share of this legal entity in the Issuer’s charter capital: 0%

Share of this legal entity in the total amount of Issuer’s ordinary shares: 0%

Description of the principal subsidiary’s activities: production and sale of milk and sour milk products.

Members of the Board of directors of the legal entity:

Kraynov, Gennady Konstantinovich

Born: 1951

This person’s share in the Issuer’s charter capital: 0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Krupin, Petr Borisovich

Born: 1974

This person’s share in the Issuer’s charter capital: 0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Plastinin, Sergei Arkadievich

Born: 1968

This person’s share in the Issuer’s charter capital: 9.30%

This person’s share in the total amount of Issuer’s ordinary shares: 9.30%

Sosidka, Evgeny Petrovich

Born: no data

Share in Issuer’s Authorised Capital Stock: 0%

Share in the total amount of Issuer’s ordinary shares: 0%

Iakobachvili, David

Born: 1957

This person’s share in the Issuer’s charter capital: 7.76%

This person’s share in the total amount of Issuer’s ordinary shares: 7.76%

Bondarev, Sergey Ivanovich

Born: 1955

Share in Issuer’s Authorised Capital Stock: 0%

Share in the total amount of Issuer’s ordinary shares: 0%

Person performing the functions of individual executive body of the entity:

Kozlikin, Hikolai Parfentyevich

Born: 1954

Share in Issuer’s Authorised Capital Stock: 0%

Share in the total amount of Issuer’s ordinary shares: 0%

Members of collective executive body of the entity:

Collective executive body is not formed

Name: Open Joint Stock Company Baltic Milk Dairy

Location: Russia, St. Petersburg, promzona Garnas, 6 Verkhny pereulok, 1

The grounds to consider the company a subsidiary of the Issuer: prevailing share of the Issuer in the authorized stock of the company

Issuer’s share in the charter capital of the legal entity: 100%

Issuer’s share in the total amount of ordinary shares of the entity: 100%

Share of this legal entity in the Issuer’s charter capital: 0%

Share of this entity in the total amount of Issuer’s ordinary shares: 0%

Description of the principal subsidiary’s activities: production and sale of milk and sour milk products.

Members of the Board of directors of the legal entity:

The Board of directors (Supervisory Board) is not formed

Person performing the functions of individual executive body of the entity:

Kotsegubov Aleksey Vladimirovich

Born: 1950

Share in Issuer’s Authorised Capital Stock: no share

Share in the total amount of Issuer’s ordinary shares: no share

Members of collective executive body of the entity:

Collective executive body is not provided

Name: Limited Liability Company “Wimm-Bill-Dann Mineral Water”

Location: 109028, Moscow, Yauzsky Boulevard, d. 16/15

The grounds to consider the company a subsidiary of the Issuer: prevailing share of the Issuer in the authorized stock of the company

Issuer’s share in the charter capital of the legal entity: 100%

Share of this legal entity in the Issuer’s charter capital: 0%

Description of the principal subsidiary’s activities: sale of mineral water.

Members of the Board of directors of the legal entity:

The Board of directors (Supervisory Board) is not provided

Person performing the functions of individual executive body of the entity:

Mirzoev, David Revazovich

Born: 1980

Share in Issuer’s Authorised Capital Stock: no share

Share in the total amount of Issuer’s ordinary shares: no share

Members of collective executive body of the entity:

Collective executive body is not provided

Name: Closed Joint Stock Company “Buryn Milk powder Plant”

Location: 245710, Ukraine, Sumy Region, Buryn, Konotopske shose, d. 1

The grounds to consider the company a subsidiary of the Issuer: prevailing share of the Issuer in the authorized stock of the company

Issuer’s share in the charter capital of the legal entity: 76%

Issuer’s share in the total amount of ordinary shares of the entity: 76%

Share of this legal entity in the Issuer’s charter capital: 0%

Share of this legal entity in the total amount of Issuer’s ordinary shares: 0%

Description of the principal subsidiary’s activities: production and sale of milk and sour milk products.

Members of the Board of directors of the legal entity:

Dubinin, Mikhail Vladimirovich

Born: 1969

This person’s share in the Issuer’s charter capital: 5.71%

This person’s share in the total amount of Issuer’s ordinary shares: 5.71%

Orlov, Alexander Sergeevich

Born: 1948

This person’s share in the Issuer’s charter capital: 3.47%

This person’s share in the total amount of Issuer’s ordinary shares: 3.47%

Voloshin, Oleg Nikolaevich

Born: no data

This person’s share in the Issuer’s charter capital: 0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Person performing the functions of individual executive body of the entity:

Not provided by the constitutive documents of the entity

Members of collective executive body of the entity (with specification of the year of birth)

Lut Ludmila Pavlovna, (Chairman) 1952

Misevrina Olga Fedorovna, 1952

Sugeyko Grigory Vasilyevich, 1952

Kotsyuba Galina Ivanovna, 1950

Tarasenko Olga Borisovna, 1961

All specified above officers - members of the collective executive body of this entity own share neither in the Issuer’s charter capital nor in the total amount of Issuer’s ordinary shares.

Name: Open Joint Stock Company “Tuimazy Milk Plant”

Location: Republic of Bashkortostan, Tuimazy, ul. Severnaya, d. 9

The grounds to consider the company a subsidiary of the Issuer: prevailing share of the Issuer in the authorized stock of the company

Issuer’s share in the charter capital of the legal entity: 85%

Issuer’s share in the total amount of ordinary shares of the entity: 85%

Share of this legal entity in the Issuer’s charter capital: 0%

Share of this legal entity in the total amount of Issuer’s ordinary shares: 0%

Description of the principal subsidiary’s activities: production and sale of milk and sour milk products.

Members of the Board of directors of the legal entity:

Kizyko Petr Aleksandrovich

Born: 1978

Share in Issuer’s Authorised Capital Stock: no share

Share in the total amount of Issuer’s ordinary shares: no share

Buryan Aleksandr Ivanovich

Born: 1961

Share in Issuer’s Authorised Capital Stock: no share

Share in the total amount of Issuer’s ordinary shares: no share

Anisimov Dmitry Aleksandrovich

Born: 1971

Share in Issuer’s Authorised Capital Stock: no share

Share in the total amount of Issuer’s ordinary shares: no share

Kuzymin Oleg Egorovich

Born: 1969

This person’s share in the Issuer’s charter capital: no share

This person’s share in the total amount of Issuer’s ordinary shares: no share

Ibragimov Marat Galievich

Born: 1958

Share in Issuer’s Authorised Capital Stock: no share

Share in the total amount of Issuer’s ordinary shares: no share

Person performing the functions of individual executive body of the entity:

Sabirov Mirhatim Mirgasimovich

Year of birth: 1945

Share in Issuer’s Authorised Capital Stock: no share

Share in the total amount of Issuer’s ordinary shares: no share

Members of collective executive body of the entity:

Collective executive body is not formed

Name: Open Joint-Stock Company “Vladivostok Dairy”

Location: 690087, Vladivostok, ul. Strelochnaya, d. 19

The grounds to consider the company a subsidiary of the Issuer: prevailing share of the Issuer in the authorized stock of the company

Issuer’s share in the charter capital of the legal entity: 97.44%

Issuer’s share in the total amount of ordinary shares of the entity: 97.44%

Share of this legal entity in the Issuer’s charter capital: 0%

Share of this legal entity in the total amount of Issuer’s ordinary shares: 0%

Description of the principal subsidiary’s activities: production and sale of milk and sour milk products.

Members of the Board of directors of the legal entity:

Plastinin, Sergei Arkadievich

Born: 1968

This person’s share in the Issuer’s charter capital: 9.30%

This person’s share in the total amount of Issuer’s ordinary shares: 9.30%

Iakobachvili, David

Born: 1957

This person’s share in the Issuer’s charter capital: 7.76%

This person’s share in the total amount of Issuer’s ordinary shares: 7.76%

Bespalova, Viktoria Evgenyevna

Born: no data

This person’s share in the Issuer’s charter capital: 0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Yerighenko, Oleg Viktorovich

Born: 1969

This person’s share in the Issuer’s charter capital: 0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Novoseltsev, Hokolay Fedorovich

Born: 1959

This person’s share in the Issuer’s charter capital: 0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Person performing the functions of individual executive body of the entity:

Yerighenko, Oleg Viktorovich

Born: 1969

This person’s share in the Issuer’s charter capital: 0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Members of collective executive body of the entity:

Collective executive body is not provided

Name: Open Joint Stock Company “TOSHKENT SUT “

Location: Uzbekistan Republic, 700131, Tashkent, Akmaly-Ikramovsky region, massiv Chilanzar, ul. Zargarlik, dom 26

The grounds to consider the company a subsidiary of the Issuer: prevailing share of the Issuer in the authorized stock of the company

Issuer’s share in the charter capital of the legal entity: 76.98%

Issuer’s share of the ordinary shares of the legal entity: 76.98%

This entity’s share in the Issuer’s charter capital: none

This entity’s share of the ordinary shares of the Issuer: none

Description of the principal subsidiary’s activities: production and sale of milk and sour milk products.

Members of the Board of directors of the legal entity:

Orlov, Alexander Sergeevich

Born: 1948

This person’s share in the Issuer’s charter capital: 3.47%

This person’s share in the total amount of Issuer’s ordinary shares: 3.47%

Plastinin, Sergei Arkadievich

Born: 1968

This person’s share in the Issuer’s charter capital: 9.30%

This person’s share in the total amount of Issuer’s ordinary shares: 9.30%

Iakobachvili, David

Born: 1957

This person’s share in the Issuer’s charter capital: 7.76%

This person’s share in the total amount of Issuer’s ordinary shares: 7.76%

Anisimov Dmitry Aleksandrovich

Born: 1971

This person’s share in the Issuer’s charter capital: 0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Golikov, Konstantin Sergeevich

Born: 1973

This person’s share in the Issuer’s charter capital: 0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Kuzymin Oleg Egorovich

Born: 1969

This person’s share in the Issuer’s charter capital: 0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Kholov, M.KH.

Born: no data

This person’s share in the Issuer’s charter capital: 0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Person performing the functions of individual executive body of the entity:

Karpov, Vladidmir Ivanovich

Born: no data

This person’s share in the Issuer’s charter capital: 0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Members of collective executive body of the entity:

Collective executive body is not formed.

Name: Foreign entity Limited Liability Company “Vimm-Bill-Dann Toshkent”

Location: Uzbekistan Republic, 700131, Tashkent, Akmaly-Ikramovsky region, massiv Chilanzar, ul. Zargarlik, dom 26

The grounds to consider the company a subsidiary of the Issuer: prevailing share of the Issuer in the authorized stock of the company

Issuer’s share in the charter capital of the legal entity: 100%

This entity’s share in the Issuer’s charter capital: none

Description of the principal subsidiary’s activities: production and sale of milk and sour milk products.

Members of the Board of directors of the legal entity:

The Board of directors has not been formed.

Person performing the functions of individual executive body of the entity:

Surmonin, Sergey Borisovich

Born: 1968

This person’s share in the Issuer’s charter capital: 0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Members of collective executive body of the entity:

Collective executive body is not formed.

Name: Open Joint-Stock Company “Kiev Dairy Plant No.3”

Location: 255500, Ukraine, Kievskaya oblast, Vishnevoe, ul. Promyshlennaya, 7

The grounds to consider the company a subsidiary of the Issuer: prevailing share of the Issuer in the authorized stock of the company

Issuer’s share in the charter capital of the legal entity: 94.88%

Issuer’s share in the total amount of ordinary shares of the entity: 94.88%

Share of this legal entity in the Issuer’s charter capital: 0%

Share of this legal entity in the total amount of Issuer’s ordinary shares: 0%

Description of the principal subsidiary’s activities: production and sale of milk and sour milk products.

Members of the Board of directors of the legal entity:

Dubinin, Mikhail Vladimirovich

Born: 1969

This person’s share in the Issuer’s charter capital: 5.71%

This person’s share in the total amount of Issuer’s ordinary shares: 5.71%

Orlov, Alexander Sergeevich

Born: 1948

This person’s share in the Issuer’s charter capital: 3.47%

This person’s share in the total amount of Issuer’s ordinary shares: 3.47%

Plastinin, Sergei Arkadievich

Born: 1968

This person’s share in the Issuer’s charter capital: 9.30%

This person’s share in the total amount of Issuer’s ordinary shares: 9.30%

Iakobachvili, David

Born: 1957

This person’s share in the Issuer’s charter capital: 7.76%

This person’s share in the total amount of Issuer’s ordinary shares: 7.76%

Kuzymin Oleg Egorovich

Born: 1969

This person’s share in the Issuer’s charter capital: 0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Person performing the functions of individual executive body of the entity:

Voloshin, Oleg Nikolaevich (Chairman of the Management Board)

Born: 1971

This person’s share in the Issuer’s charter capital: 0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Members of collective executive body of the entity:

Voloshin, Oleg Nikolaevich (Chairman of the Management Board)

Born: 1971

This person’s share in the Issuer’s charter capital: 0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Martynenko, Igor Nikolaevich

Born: 1973

This person’s share in the Issuer’s charter capital: 0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Name: Limited Liability Company “Valday Sanctuaries”

Location: 174350, Novgorodskaya oblasty, Okulovka, ul. Centralnaya, dom 5

The grounds to consider the company a subsidiary of the Issuer: prevailing share of the Issuer in the authorized stock of the company

Issuer’s share in the charter capital of the legal entity: 100%

This entity’s share in the Issuer’s charter capital: none

Description of the principal subsidiary’s activities: production and sale of mineral water

Members of the Board of directors of the legal entity:

The Board of directors has not been formed.

Person performing the functions of individual executive body of the entity:

Shulenkov, Kirill Viktorovich

Born: no data

This person’s share in the Issuer’s charter capital: 0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Members of collective executive body of the entity:

Collective executive body is not formed.

Dependent companies

Name: Open Joint Stock Company “Tsaritsino Dairy”

Location: 115201, Russian Federation, Moscow, 1st Varshavsky Proezd, d. 6/10

The grounds to consider the company a dependent company of the Issuer: share of the Issuer in the authorized stock of the company exceeds 20%

Issuer’s share in the charter capital of the legal entity: 34.95%

Issuer’s share in the total amount of ordinary shares of the entity: 34.95%

Share of this legal entity in the Issuer’s charter capital: 0%

Share of this legal entity in the total amount of Issuer’s ordinary shares: 0%

Description of the principal subsidiary’s activities: production and sale of milk and sour milk products.

Members of the Board of directors of the legal entity:

Andreev, Yury Maksovich

Born: 1950

This person’s share in the Issuer’s charter capital: 0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Vlasenko, Yury Anatolyevich

Born: 1968

This person’s share in the Issuer’s charter capital: 0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Kuzymin Oleg Egorovich

Born: 1969

This person’s share in the Issuer’s charter capital: 0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Plastinin, Sergei Arkadievich

Born: 1968

This person’s share in the Issuer’s charter capital: 9.30%

This person’s share in the total amount of Issuer’s ordinary shares: 9.30%

Iakobachvili, David

Born: 1957

This person’s share in the Issuer’s charter capital: 7.76%

This person’s share in the total amount of Issuer’s ordinary shares: 7.76%

Skopinov Viktor Grigorievich

Born: 1944

This person’s share in the Issuer’s charter capital: 0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Person performing the functions of individual executive body of the entity:

Savenkova Inessa Porfiryeva

Born: 1952

This person’s share in the Issuer’s charter capital: 0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Members of collective executive body of the entity:

Collective executive body is not formed

Name: Open Joint Stock Company “Children’s Dairy Products Factory”

Location: 127591, Moscow, Dmitrovskoe shosse, d. 108-A

The grounds to consider the company a dependent company of the Issuer: share of the Issuer in the authorized stock of the company exceeds 20%

Issuer’s share in the charter capital of the legal entity: 25.1%

Issuer’s share in the total amount of ordinary shares of the entity: 25.1%

Share of this legal entity in the Issuer’s charter capital: 0%

Share of this legal entity in the total amount of Issuer’s ordinary shares: 0%

Description of the principal subsidiary’s activities: production and sale of milk and sour milk products.

Members of the Board of directors of the legal entity:

Gagev, Aleksandr Ivanovich

Born: 1952

This person’s share in the Issuer’s charter capital: 0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Laryushkina, Ekaterina Evgenyevna

Born: 1971

This person’s share in the Issuer’s charter capital: 0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Orlov, Alexander Sergeevich

Born: 1948

This person’s share in the Issuer’s charter capital: 3.47%

This person’s share in the total amount of Issuer’s ordinary shares: 3.47%

Tsarapkin, Sergey Fedorovich

Born: 1978

This person’s share in the Issuer’s charter capital: 0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Yudkin, Sergey Ivanovich

Born: 1957

This person’s share in the Issuer’s charter capital: 0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Iakobachvili, David

Born: 1957

This person’s share in the Issuer’s charter capital: 7.76%

This person’s share in the total amount of Issuer’s ordinary shares: 7.76%

Bakunova, Victoria Vladimirovna

Born: no data

This person’s share in the Issuer’s charter capital: 0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Person performing the functions of individual executive body of the entity:

Gagev, Aleksandr Ivanovich

Born: 1952

This person’s share in the Issuer’s charter capital: 0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Members of collective executive body of the entity:

Collective executive body is not formed

Name: Open joint stock company “Ufamolagroprom”

Location: 450038, Ufa, Internationalnaya street, d.129-a

The grounds to consider the company a dependent company of the Issuer: share of the Issuer in the authorized stock of the company exceeds 20%

Issuer’s share in the charter capital of the legal entity: 47.7%

Issuer’s share in the total amount of ordinary shares of the entity: 47.7%

Share of this legal entity in the Issuer’s charter capital: 0%

Share of this legal entity in the total amount of Issuer’s ordinary shares: 0%

Description of the principal subsidiary’s activities: production and sale of milk and sour milk products.

Members of the Board of directors of the legal entity:

Bolotov, Aleksandr Gennadyevich

Born: 1971

This person’s share in the Issuer’s charter capital: 0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Kizyko, Petr Aleksandrovich

Born: 1978

This person’s share in the Issuer’s charter capital: 0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Murtazin, Salavat Rizovich

Born: 1956

This person’s share in the Issuer’s charter capital: 0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Plastinin, Sergei Arkadievich

Born: 1968

This person’s share in the Issuer’s charter capital: 9.30%

This person’s share in the total amount of Issuer’s ordinary shares: 9.30%

Iakobachvili, David

Born: 1957

This person’s share in the Issuer’s charter capital: 7.76%

This person’s share in the total amount of Issuer’s ordinary shares: 7.76%

Person performing the functions of individual executive body of the entity:

Kizyko, Petr Aleksandrovich

Born: 1978

This person’s share in the Issuer’s charter capital: 0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Members of collective executive body of the entity:

Kizyko, Petr Aleksandrovich

Born: 1978

This person’s share in the Issuer’s charter capital: 0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Popov, Konstantin Ilyich

Born: 1975

This person’s share in the Issuer’s charter capital: 0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Shtab, Natalya Anatolyevna

Born: 1975

This person’s share in the Issuer’s charter capital: 0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Shlenev, Vladimir Alekseevich

Born: 1971

This person’s share in the Issuer’s charter capital: 0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Arhipova, Irina Aleksandrovna

Born: 1960

This person’s share in the Issuer’s charter capital: 0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Khasiev, Albert Maratovich

Born: 1977

This person’s share in the Issuer’s charter capital: 0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Gabdulkhakov, Artur Lyabilovich

Born: 1969

This person’s share in the Issuer’s charter capital: 0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Name: Open Joint-Stock Company “Bishkeksut”

Location: Kyrgyz Republic, Bishkek, Prospekt Chuy, d. 12A

The grounds to consider the company a dependent company of the Issuer: share of the Issuer in the authorized stock of the company exceeds 20%

Issuer’s share in the charter capital of the legal entity: 39.66%

Issuer’s share of the ordinary shares of the subsidiary: 39.66%

This entity’s share in the Issuer’s charter capital: none

This entity’s share of the ordinary shares of the Issuer: none

Description of the principal subsidiary’s activities: production and sale of milk and sour milk products.

Members of the Board of directors of the legal entity:

Anisimov, Dmitry Aleksandrovich

Born: 1971

This person’s share in the Issuer’s charter capital: 0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Golikov, Konstantin Sergeevich (Chairman)

Born: 1973

This person’s share in the Issuer’s charter capital: 0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Kuzymin Oleg Egorovich

Born: 1969

This person’s share in the Issuer’s charter capital: 0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Plastinin, Sergei Arkadievich

Born: 1968

This person’s share in the Issuer’s charter capital: 9.30%

This person’s share in the total amount of Issuer’s ordinary shares: 9.30%

Iakobachvili, David

Born: 1957

This person’s share in the Issuer’s charter capital: 7.76%

This person’s share in the total amount of Issuer’s ordinary shares: 7.76%

Person performing the functions of individual executive body of the entity:

Rumyantseva, Margarita Nikolaevna

Born: no data

This person’s share in the Issuer’s charter capital: 0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Members of collective executive body of the entity:

Collective executive body is not provided

Name: Open Joint-Stock Company “Nizhny Novgorod Dairy”

Location: 603309, Nizhny Novgorod, ul. Larina, d. 19

The grounds to consider the company a dependent company of the Issuer: share of the Issuer in the authorized stock of the company exceeds 20%

Issuer’s share in the charter capital of the legal entity: 44.59%

Issuer’s share in the total amount of ordinary shares of the entity: 44.59%

Share of this legal entity in the Issuer’s charter capital: 0%

Share of this legal entity in the total amount of Issuer’s ordinary shares: 0%

Description of the principal subsidiary’s activities: production and sale of milk and sour milk products.

Members of the Board of directors of the legal entity:

Nechaeva, Olga Igorevna

Born: 1970

This person’s share in the Issuer’s charter capital: 0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Plastinin, Sergei Arkadievich

Born: 1968

This person’s share in the Issuer’s charter capital: 9.30%

This person’s share in the total amount of Issuer’s ordinary shares: 9.30%

Slezko, Oleg Mikhailovich

Born: 1969

This person’s share in the Issuer’s charter capital: 0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Styazhkin, Sergey Vladimirovich

Born: 1972

This person’s share in the Issuer’s charter capital: 0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Iakobachvili, David

Born: 1957

This person’s share in the Issuer’s charter capital: 7.76%

This person’s share in the total amount of Issuer’s ordinary shares: 7.76%

Person performing the functions of individual executive body of the entity:

Slezko Oleg Mikhailovich

Born: 1969

This person’s share in the Issuer’s charter capital: 0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Members of collective executive body of the entity:

Collective executive body is not provided

Name: Closed Joint Stock Company “Karasuk Milk”

Location: Russia, Novosibirskaya oblasty, Karasuk, Radischeva street, d.16

The grounds to consider the company a dependent company of the Issuer: share of the Issuer in the authorized stock of the company exceeds 20%

Issuer’s share in the charter capital of the legal entity: 37.97%

Issuer’s share of the ordinary shares of the subsidiary: 37.97%

This entity’s share in the Issuer’s charter capital: none

This entity’s share of the ordinary shares of the Issuer: none

Description of the principal subsidiary’s activities: production and sale of milk and sour milk products.

Members of the Board of directors of the legal entity:

Vasilyeva, Marina Anatolyevna

Born: 1971

This person’s share in the Issuer’s charter capital: 0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Gofman, Aleksandr Pavlovich

Born: 1956

This person’s share in the Issuer’s charter capital: 0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Dubinin, Mikhail Vladimirovich

Born: 1969

This person’s share in the Issuer’s charter capital: 5.71%

This person’s share in the total amount of Issuer’s ordinary shares: 5.71%

Kiba, Victor Ivanovich

Born: 1951

This person’s share in the Issuer’s charter capital: 0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Plastinin, Sergei Arkadievich

Born: 1968

This person’s share in the Issuer’s charter capital: 9.30%

This person’s share in the total amount of Issuer’s ordinary shares: 9.30%

Person performing the functions of individual executive body of the entity:

Kiba, Victor Ivanovich

Born: 1951

This person’s share in the Issuer’s charter capital: 0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Members of collective executive body of the entity:

Collective executive body is not provided

3.6. Composition, structure and cost of the Issuer’s fixed assets, information on acquisition, replacement, withdrawal of the fixed assets, as well as on all encumbrances of the Issuer’s fixed assets

3.6.1       Fixed assets

As of 01.07.2005

Group of fixed assets	Initial value, thousand RUR	Accumulated depreciation, thousand RUR
Over 2 years to 3 years (incl.)	40	22
Over 3 years to 5 years (incl.)	28 625	15 098
Over 5 years to 7 years (incl.)	6 463	2 385
Over 7 years to 10 years (incl.)	1 487	226
Over 10 years to 15 years (incl.)	31	4
Over 20 years to 25 years (incl.)	30	16
With the value of less than RUR 10000	26	26
TOTAL	36 702	17 777

No revaluation of the fixed assets in the accounting quarter was held.

IV           INFORMATION ON FINANCIAL AND ECONOMIC ACTIVITIES OF THE ISSUER

4.1          Results of the financial and economic activities of the Issuer

4.1.1       Profits and losses

Item	6 months of 2005
Revenue, thousand RUR	233 889
Gross profit, thousand RUR	229 171
Retained (net) profit, thousand RUR	-156 783
Return on equity,%	0
Return on assets,%	0
Net profit ratio,%	0
Return on products, sales,%	97.98
Capital turnover	0,02
Uncovered loss as of the reporting date, thousand RUR	-156 783
Uncovered loss as of the reporting date and balance-sheet total ratio	0.01

4.1.2       Factors having affected the amount of the proceeds from sale of goods, products, works, services and the amount of profits (losses) from the Issuer’s principal business.

Services, thou. rubles (excluding VAT)	1 half 2005
Licensing of trademarks under license agreements	225 283
Management consulting services	4 331
Software implementation services	585
Property lease	3 059
other	631
Total	233 889

The Issuer’s primary activity is the licensing of trademarks under license agreements. Royalty earnings depend on the total value of goods sold under trademarks owned by WBD Foods. License revenue increased in 2004 by 408,495,000 rubles relative to 2001, and continues to hold the top spot in sales volume for the 1st half of 2005. The increase is a result of higher production volumes of dairy and juice products sold under the Issuer’s trademarks.

4.2. Liquidity of the Issuer

The following indicators are given to define the Issuer’s liquidity in the appropriate accounting period:

Item	6 months of 2005
Working capital, thousand RUR	907 813
Non-current assets to net worth	0.85
Current ratio	46.50
Quick ratio	46.01
Debt-to-equity ratio	0.51

4.3. Size, structure and adequacy of the issuer’s equity and working capital

4.3.1. Size, structure and adequacy of the issuer’s equity and working capital

Acct No. old/ new	Description, thousands RUR	Balance as per July 1, 2005
1	Authorized stock	880 000
2	Reserve capital	17 334
3	Additional capital	4 958 622
4	Retained earnings in the current year	-156 783
5	Retained earnings in the previous years	445 693
6	Loss in the previous years	—
7	Targeted financing and revenues	—
8	Reserves for deferred expenses and payments	14 766
	Total:	6 159 632

4.3.2. Investments of the Issuer

4.3.2.1. Long-Term Investments

Participatory interests and shares

	Balance as per July 01, 2005
COMPANY NAME	in thousands RUR	Quantity of Securities	Type of Securities	Issuer’s share in the authorized stock, %
1	2	3	4	5
OJSC Bishkeksut	32 007	1 166 480	Shares	39.66
Kharkov Dairy OJSC	153 104	1 485 597	shares	0.10
Karasuk Milk CJSC	4 408	350 437	Shares	37,97
Gulkevichsky Maslozavod ZAO ”	9 266	1 574	Shares	52.24
CLSC Darya	4 762	5 116	Shares	98.84
Rodnik PAG ZAO	346 108	20 000	Shares	100.00
CJSC Trading Company WBD	240 206	985	Shares	83.19
Burynsky Powdered Milk-Producing Plant OJSC	54 825	13 038 478	Shares	76.00
Vladivostok Dairy OJSC	31 119	670 995	Shares	97.44
ZDMP OJSC	157 416	4 666	Shares	25.10
Lianozovo Dairy OJSC	997 379	203 048	Shares	98.02
Nizhny Novgorod Dairy OJSC	9 417	232 500	Shares	44.59
Dairy OJSC	406 891	1 254 392	Shares	70.47
Baltic Milk dairy OJSC	367 262	2 500 000	Shares	100.00
Tuymazinsky Milk Plant OAO	47 445	40 067 779	Shares	85.00
Ufamolagroprom OJSC	96 062	29 563 200	Shares	47.70
TSMK OJSC	338 952	29 415	Shares	34.95
KGMZ No.3 OJSC	276 487	206 355 896	Shares	94.88
Toshkent Sut OJSC	6 923	88 961	Shares	76,98
Annino Milk Ltd	70 015	0	Contribution to the authorized stock	78.56
VBD Toshkent LTD	4 278	0	Contribution to the authorized stock	100,00
VBD Toshkent LTD	89	0	Registration expenses	—
WBD Mineral water Ltd	10	0	Contribution to the authorized stock	100.00
Valdai Sanctuaries Ltd	300 269	0	Contribution to the authorized stock	100.00
Obninsky Dairy Plant OJSC	9 567	19 253	Shares	11.61
Kursk experimental baby food plant, OJSC	34	0	Contribution to the authorized stock	0.01
Total:	3 959 539	297 053 656

Long term investments (debt securities)

No.	Company Name	Long-Term Investment Type	Total amount as per July 01, 2005, in thousands RUR	Quantity of notes
1	2	3	4	4
1	Fruktopak CJSC	Promissory note	690 000	69

Long-term loans

No.	Company Name	Long-Term Investment Type	Total Loans as per July 01, 2005, in thousands RUR	Amount of interest as per July 01, 2005, in thousands RUR	Repayment Date
1	OAO Ramensky Dairy	revolving credit	443 146	3 932	31.12.2006
2	WBD Mineral Water LTD	revolving credit	14 713	1077	31.12.2007
3	Valdai Sanctuaries	revolving credit	19 770	154	31.12.2006
4	Vladivostok Dairy, OJSC	revolving credit	2652	18	30.05.2007
5	Fruktopak CJSC	revolving credit	23 325	626	31.12.2006
	TOTAL:		503 606	5807

Total amount of Issuer’s Long-Term Investments (thou.rubles): 5 153 145.

4.3.2.2. Short-term investments (debt securities)

No.	Company Name	Long-Term Investment Type	Total Loans as per Juy 01, 2005, in thousands RUR	Quantity of notes
1	Rubtsovsk Dairy CJSC	promissory note	237 103	24
2	Lianozovo Dairy OJSC	promissory note	1 401 426	140
3	Baltic Milk dairy OJSC	promissory note	289 415	29
4	Valdai Sanctuaries Ltd	promissory note	304 881	32
	TOTAL:		2 222 825	224

Short-term loans

No.	Company Name	Long-Term Investment Type	Total Loans as per July 01, 2005, in thousands RUR	Amount of interest as per July 01, 2005, in thousands RUR	Repayment Date
1	Rubtsovsk Dairy CJSC	revolving credit	99 575	6 832	31.12.2005
2	CJSC Trading Company WBD	revolving credit	716 791	5 608	31.12.2005
3	Vladivostok Dairy OJSC	revolving credit	69 861	516	31.12.2005
4	Lianozovo Dairy OJSC	revolving credit	66 402	462	31.12.2005
5	Baltic Milk dairy OJSC	revolving credit	227 422	507	31.12.2005
7	Dairy OJSC	revolving credit	582 864	4 983	31.12.2006
8	Novokuibyshevsk Milk OJSC	revolving credit	18 520	2 171	31.12.2005
9	Siberian Milk OJSC	revolving credit	573 715	91 361	31.12.2005
10	Ufamolagroprom OJSC	revolving credit	6 665	39	31.12.2005
11	TSMK OJSC	revolving credit	837 562	6712	31.12.2005
12	Valdai Sanctuaries Ltd	revolving credit	135,550	1,058	31.12.2005
13	Tuimazy Dairy Plant	revolving credit	2 463	20
	TOTAL:		3 337 390	120 269

Total amount of Issuer’s Short-Term Investments (thou.rubles): 5 560 215.

4.3.3. Intangible Assets of the Issuer

As of July 1, 2005

No.	Intangible Assets	Original Cost of Intangible Assets, thousand rubles	Depreciation of Intangible Assets, thousand rubles	Depreciated Cost of Intangible Assets, thousand rubles
1	Exclusive rights on trademarks	20 031	3367	16 664
2	Exclusive rights on automated information system RAT	6 716	4 543	2 173
3	Exclusive rights on automated information system LIASOFT	7 710	4 847	2 863
4	Annual report copyright	625	60	565
5	Internal website	206	12	194
	Total	35 288	12 829	22 459

4.4. Information on the Issuer’s R&D Policies and Expenses, Including Licenses, Patents, New Products, and Research

We invest significant financial and human resources in new product development, focusing on long-term strategic development projects that are expected to create innovative products and technologies. As of December 31, 2004, our product and technologies development departments located at Lianozovo Dairy Plant had 42 employees and our new juice product and quality department at the Ramenskiy Plant had 26 employees. These departments often cooperate with third parties such as Russian research institutions, specialized research firms and suppliers. In 2004, 2003 and 2002 we spent approximately

$0.6 million, $1.2 million and $0.9 million on activities associated with new product development.

We keep track of our intellectual property and monitor the protection of our brand names and instances of copyright infringement in Russia and the CIS. The extent to which we seek protection of our trademarks outside of Russia and the CIS depends on the significance of the brand and jurisdiction concerned.

Protection of intellectual property rights is one of the key elements of the Issuer’s R&D policies.

1. Information on the creation of intellectual property within the 2 quarter of 2005

1.1.      Applications for trademarks filed within Russia – 15;

 International applications filed – 2.

1.2. Applications for patent for industrial design filed within Russia – none;

International applications for patent for utility models filed – none.

2. Information on legal protection obtained for intellectual property

2.1. Trademarks

No	Certificate No	Date of registration	Country of filing	Description of trademark	Valid Until
1	285809	04/04/05	Russia	Up & Go (verbal)	29/10/2013
2	286657	12/04/05	Russia	J-7 Bag in box (volume)	12/09/2013
3	286840	14/04/05	Russia	VITA STAR TEXNOLOGY (combined)	21/10/2013
4	286854	14/04/05	Russia	Chudo-voda (verbal)	24/03/2014
5	287357	20/04/05	Russia	NEO BioVit (combined)	25/04/2013
6	289392	23/05/05	Russia	Novaya ideya zdorovya (verbal)	08/04/2014
7	289661	30/05/05	Russia	Nice-tea (combined)	21/03/2013
8	289673	30/05/05	Russia	Vesely molochnik yogurter vishnya (combined)	05/12/2013
9	289676	30/05/05	Russia	Spokoynoy nochi (verbal)	25/12/2013
10	289742	30/05/05	Russia	bisquiter (verbal)	18/06/2014
11	289818	30/05/05	Russia	Nastoyaschiy original vsegda odin (cerbal)	13/07/2014
12	289820	30/05/05	Russia	Zapovednik (verbal)	15/07/2014
13	289821	30/05/05	Russia	Chudo Elpie (verbal)	20/07/2014
14	289834	30/05/05	Russia	neo shape (verbal)	17/11/2014
15	843075	07/10/04	WIPO	NEO 2 Bio (combined)	07/10/2014
16	843346	27/09/04	WIPO	Lamber (volume)	27/09/2014
17	844241	02/08/04	WIPO	Twobio (verbal)	02/08/2014
18	845706	25/11/04	WIPO	Imunele (verbal)	25/11/2014
19	49018	15/04/05	ykpaNHa (UA)	Lafresh (verbal)	28/05/2013
20	49019	15/04/05	ykpaNHa (UA)	Justo (verbal)	28/05/2013

2.2. No patents for inventions, utility models and industrial designs were received in the reporting quarter.

3. Information on issue of licenses for intellectual property in the second quarter of 2005.

The right to use in the Russian Federation 5 (five) trademarks issued by Nizhegorodski Dairy OAO (registration of agreement with Federal Institute for Industrial Property on June 23, 2005. Registration No. RD0000822).

4. Information on extension of the validity of title of protection for intellectual property in the second quarter of 2005.

The validity term of patent No. 27316 for useful model (Processed cheese reservoir) was extended until August 01, 2006.

4.5. Analysis of the trends of development in the area of primary activity of the Issuer.

Markets

The Russian economy continues to experience growth, having grown at rates of 7.1%, 7.3% and 4.7% in 2004, 2003 and 2002, respectively. Disposable income also continues to grow, although disposable income levels in the regions will continue to lag behind Moscow levels. We believe these macroeconomic improvements in Russia are supporting the favorable industry trends we have seen. Dairy consumption is shifting towards packaged products whereas the share of unpackaged dairy products is steadily decreasing. In addition, consumers in Russia have, in recent years, been demanding more juice-containing, dessert and enriched products. We expect the increasing preference for juice over fresh fruit, which generally accompanies increased incomes, will result in the consumption of vitamin-rich, value-added products with different tastes and nutritional characteristics, including increased demand for juice-containing beverages. However, both the dairy and juice markets will continue to become more competitive, with producers engaging in aggressive advertising and marketing strategies, as well as making substantial investments in modernizing packaging and manufacturing equipment. The dairy industry is also seeing the stronger presence of small regional producers.

Dairy Segment

In 2004, raw milk prices increased by approximately 17% in ruble terms, which is 24% in dollar terms. We expect the price for raw milk to continue increasing in both U.S. dollar and ruble terms during 2005, impacting the profit margins on our dairy products. We believe the higher raw milk prices are due to the increased demand for raw milk from regional dairy producers, coupled with the decline of dairy cattle stock in Russia and increase in the cost of raw milk production.

After a period of relatively stable dairy production since 2000, domestic dairy production in Russia suffered a year-on-year slump in 2004. The general decline was partly due to the on-going reduction of dairy cattle in Russia and, consequently, higher gross national dairy production is not expected in 2005. As a result, the volume of imported dairy products has increased, which we expect will continue in 2005.

Despite the decline in domestic dairy production, dairy product sales increased in 2004. The most significant growth was seen in the dairy desserts segment, including juice/milk products, yogurts and curd desserts. In addition, the market for cheese products grew substantially in 2004. Industry experts estimate that the Russian dairy market will grow by 2.5% in 2005, and that, due to inflation, growth will be higher in monetary terms than in actual volumes due to price increases for packaged dairy products.

The regional structure of Russia’s dairy market continued to shift in 2004, with dairy product sales increasing in regional markets at a more rapid rate than in Moscow and the Center region of Russia. We expect that the growth in regional dairy sales will continue to outpace growth in Moscow during 2005.

Milk and kefir were key drivers of the volume growth in our dairy segment. At the same time yogurts, dairy deserts and juice containing dairy drinks grew at a lower pace than we initially anticipated. However, we believe that the consumption of these higher margin products will increase in 2005.

Competition

In the traditional dairy product markets, we compete primarily with local producers, such as St. Petersburg-based Petmol and the Moscow-based Ostankino Dairy Plant and Ochakovo Dairy Plant, as well as with a number of smaller producers in other regions of Russia. In the enriched dairy product market, we compete primarily with Groupe Danone, the Ochakovo Dairy Plant and Petmol. In the yogurt and desserts market and, to some extent, in the children’s product market, we compete with foreign producers such as Danone, Campina, Onken and Ehrmann who continue to invest in their businesses in Russia. We view the following producers as our primary competitors:

• Groupe Danone, a French company which is the most active foreign producer in Russia and aggressively promotes its products. It has a dairy plant in the Volga region where it produces yogurt, fruit yogurts and kefirs, as well as a dairy plant in the Moscow region. Its domestically produced and imported products are sold under the Danone brand name across Russia through its own distribution network. According to the nine-city AC Nielsen study, in 2004, Danone had a 25.9% market share in yogurt and dessert dairy products and a 15.6% overall market share in the Russian dairy product market. Danone owns 8.3% of our outstanding shares in the form of ADSs.

• Petmol, a St. Petersburg-based company that produces a wide range of dairy products, although it focuses on yogurts and desserts. According to the nine-city AC Nielsen study, in 2004, Petmol had a 7.2% market share in traditional dairy products, a 2.1% market share in yogurt and dessert dairy products and a 5.2% overall market share in the Russian dairy product market.

• Ostankino Dairy Plant, a Moscow-based company and one of the largest dairy plants in Russia. It is our principal competitor in Moscow, with a particularly strong milk brand. According to the nine-city AC Nielsen study, in 2004, the Ostankino Dairy Plant had a 3.6% market share in traditional dairy products, a 1.3% market share in yogurt and dessert dairy products and a 2.4% overall market share in the Russian dairy product market.

• Ehrmann, a German company producing yogurt products at its plant located in the Moscow region. Its brand names Ehrmigurt, Yogurtovich, Fruktovich and Uslada were developed specifically for Russian consumers. According to the nine-city AC Nielsen study, Ehrmann had an 8.0% market share by sales in yogurt and dessert dairy products in 2004.

We believe that we generally have several advantages over other Russian producers, including a larger production capacity and higher quality products, as well as greater innovation, new product development, geographical coverage, centralized management and marketing capabilities. However, many other domestic producers tend to benefit in comparison to us from lower cost bases, including lower advertising and distribution costs, and, for certain consumers, a preferred image.

Recent trends also indicate that industry consolidation may lead to the appearance of larger domestic producers, which could become significant competitors. For example, according to press reports, a subsidiary of Multon, our principal competitor in the Russian juice market, acquired a 20% stake in the Ochakovo Dairy Plant in December 2001, and the two controlling shareholders of Multon subsequently acquired a further 48% stake in the Ochakovo Dairy Plant. The acquisition by Multon and Multon shareholders of a controlling stake in the Ochakovo Dairy Plant may increase the competitive position of the plant in the Russian dairy market by affording it the benefits of Multon’s wider distribution network and marketing potential. In addition, we saw the emergence in 2002 of a new competitor in the dairy market. Unimilk undertook a string of acquisitions during 2002, including its acquisition of our major competitor Petmol in St. Petersburg and Galakton, Ukraine’s largest dairy plant. In 2004 and the first quarter of 2005, Unimilk acquired five additional Russian dairy plants and is also reportedly in the process of acquiring a stake in the Siberian Dairy Plant. Unimilk has also announced its plans to invest approximately $30 million to construct a new dairy plant in the Rostov region and has estimated that its capital expenditure plans for 2005 will total approximately 1 billion rubles (approximately $36 million). These acquisitions and investments by Unimilk will likely heighten its competitive position substantially in the Russian and CIS dairy product market.

Foreign dairy manufacturers generally have large promotional budgets and advanced production know-how, allowing them to offer quality and innovative products, and strong distribution networks. While foreign manufacturers generally tended in the past to focus on niche markets, usually in the premium segment, they are now increasingly concentrating on producing products for the average Russian consumer with an average income. Moreover, whereas our foreign competitors tended in the past to rely primarily on imported products, which are more expensive, a number of these companies, such as Danone, Parmalat, Campina and Ehrmann, have invested and continue to invest in domestic production facilities, reducing the competitive advantages that we have over foreign competitors without domestic production capability.

For example, Danone owns two plants in Russia and has introduced several of its yogurt brands into the Russian market, some of which were developed specifically for Russian consumers. The Dutch company Campina also owns a dairy plant in Russia that produces fresh yogurts and yogurts with a long shelf life. In addition, the German companies Ehrmann and Onken produce yogurt at Russian plants, and Onken launched its own dairy production factory in Russia in 2003. Foreign cheese producers also launched production facilities in 2003, including French company Laktalis and German company Hochland, which reportedly invested $13 million and 35 million euro, respectively, in 2003. Due to their increased domestic production of yogurt and dairy desserts, foreign producers have become our main competitors in these sectors, whereas we mainly compete with domestic producers in the traditional milk products sector.

We believe that we have several important competitive advantages that will allow us to maintain a leading position in the Russian dairy market: strong and diversified brands, stable access to raw milk, a broad proprietary distribution network, new product development focus, modern production assets and technology, access to external capital and a strong management team. We also benefit from our strong regional production base, enhanced by our extensive modernization program carried out during 2003, while our foreign competitors must generally transport their yogurts and premium segment desserts from Moscow to the regions, which is costly and logistically complex.

We intend to take advantage of these strengths through our strategy of promoting brand awareness and loyalty with an emphasis on product quality, as well as by continuing our efforts to focus on developing new products equal to or better in quality than those offered by Western producers.

Juice Segment

In 2003 and 2004, we witnessed price increases in juice concentrate and other ingredients resulting, in part, from bad harvests and poor weather conditions in juice-concentrate producing regions. These price increases were more moderate in 2004 than in 2003, and we expect that price increases for juice concentrate and other materials to remain flat during 2005. However, prices can still be influenced by weather conditions and harvests. Also, as euro to dollar exchange rates in 2004 were unstable and a significant part of our concentrates prices are denominated in euro, the cost of juice production was higher in 2004 than in 2003. We expect fluctuations in the euro to dollar exchange rates will continue to impact our juice production costs in 2005, and also may result in a further decrease in juice margins.

Average selling prices of our juice products increased during 2004. We expect further moderate increases in juice sales prices in rubles terms in 2004 and increased share of value-added products. We believe that average selling prices in the regions will generally continue to be lower than average selling prices in Moscow and St. Petersburg due to the consumer preferences in the regions, where household incomes are typically lower, for lower price products, which will have a negative effect on our gross margin.

The operating environment has been challenging since the 1998 financial crisis. Competitive pressures have intensified because of the low purchasing power of households outside of Moscow and St. Petersburg and the rising number of domestic producers. We initially responded to this competitive challenge by holding our prices constant in an inflationary environment, as well as by introducing two new brands, one targeted at the middle-market price segment and the other at the mass-market price segment. In addition, we have been revising our juice distribution network, reducing the number of distributors we work with and maintaining relationships with distributors having direct distribution capabilities. We believe that, together with the launch of new products, the increased share of higher-priced products in our product mix, increased advertising, new packaging and increased production capacity, these strategies will increase public awareness of our products and our sales, which will allow us to expand our market share at acceptable prices. At the same time, however, our profit margins on our juice products decreased in 2002, improved in 2003 and remained relatively flat in 2004 and sales volume decreased year on year in 2003 and 2004 due to vigorous market competition from domestic and foreign producers and our ongoing overhaul of our juice distribution network.

 Our principal competitors in the Russian juice market include the following companies:

• Multon is a St. Petersburg-based company that, according to the Business Analytica survey, had a 28.5% market share in Russia and a 20.1% market share in Moscow during 2004. Its “Rich,” “Kind” and “Niko” brands entered the Moscow market in 1998 and since then have gained significant market shares primarily through aggressive pricing policies and advertising. Multon was purchased by Coca-Cola in May 2005.

• Lebedyansky is based in the Lipetsk region and, according to the Business Analytica survey, had a 24.3% market share in Russia and a 27.6% market share in Moscow during 2004. Its “Tone,” “I,” “Fruit Garden” and other brands have become well-known among Russian consumers. Lebedyansky recently acquired a majority stake in Progress, a juice concentrate producer. Lebedyansky raised over $150 million in its initial public offering in Russia in March 2005.

• Nidan-Ecofruct is a Novosibirsk-based Russian company that, according to the Business Analytica survey, had an 11.0% market share in Russia and an 11.1% market share in Moscow during 2004.

 An important factor behind the success of domestic producers is the relatively low price of the products which they can offer at a quality level satisfactory to consumers. However, we believe that we have significant competitive advantages over these Russian producers, including greater production capacity, marketing capabilities, brand awareness, brand value and distribution networks, as well as higher quality products.

Several foreign companies invested in domestic production facilities during 2001, including Coca-Cola, which began large-scale production of its “Minute Maid” brand juices at a production facility in the Russian city of Orel and purchased local producer Multon, one of our primary competitors, in May 2005. In addition, the Russian-Finnish joint venture United Juice Co. started production in St. Petersburg of its “Marli” brand juices, and the German company Glocken Gold began to produce its juices at a plant outside of Moscow. During 2004, PepsiCo aggressively entered the Russian market with its “Tropicana” brand juices, which it produces domestically at the Nidan-Ecofrut plant in the Novosibirsk region. Domestic production by foreign producers in Russia reduces the competitive advantages that we have over foreign competitors without domestic production capability.

However, we believe that we can compete successfully against foreign producers. We offer our customers quality juice products with a range of different tastes and nutritional characteristics. We also have a wide network of production facilities and sell our products through a broad proprietary distribution network with good customer service standards. Further, we have a quality brand portfolio which ranks highly in almost all market segments, and we plan to continue to devote significant resources to advertising and marketing our leading brands.

Water Segment

We entered the mineral water market in 2003. We estimate that the mineral water market in Russia is growing at approximately 20% a year. Our water division, which has now merged with our juice division in to a new “beverage” division, is planning to diversify its product range in 2005 to include lower priced brands catering to the mass market and expanding its production capacity and shelf presence with newly launched formats of its Essentuki brand.

The increase in cost of raw material and packaging is predicted to be stable and increased cost of transportation and promotional campaigns for newly launched brands could negatively impact our margins and operating income.

From January 1, 2005, we merged our juice and water divisions to create the new “beverage division.”

We launched our water operations in March 2003, when we began operations at our new water processing and bottling factory in the Novgorod region, and extended our operations in August 2003 with the acquisition of a mineral water factory and underground wells in the Essentuki area of Russia. Our mineral water products are positioned in the upper-middle segment of the market and cater to consumers who prefer bottled natural mineral water to purified or ordinary tap water. In 2005, we merged our water and juice businesses into one single business unit called “Beverages” to further reduce costs and benefit from natural synergies.

We obtain natural mineral water from an underground source near the Valdai National Preserve, which is bottled at our factory in the town of Okulovka in the Novgorod region. This plant is capable of processing up to 360,000 liters of bottled water per day. The still and sparkling natural drinking water bottled at our Okulovka plant became commercially available during May 2003 and is marketed nationally in Russia under the “Sanctuary Valdai” brand name. Our Sanctuary brand portfolio was broadened in 2004 to include water from the Caucus region, sold under the “Sanctuary Beshtau” brand. “Sanctuary Beshtau” is sold in 0.5 liter and 0.33 liter glass bottles and in 5 liter plastic bottles for home consumption.

In August 2003, we acquired underground wells and a factory that produces “Essentuki” mineral water. Essentuki brand water is mineral water from the Essentuki area of Russia, which is known for its mineral waters and spas. Essentuki was a famous Soviet brand, and is still one of Russia’s best known mineral water brands. It is produced and bottled by several manufacturers in the Essentuki area in recognizable 0.5 liter dark green bottles long associated with the brand. We also produce Essentuki in 1.5 liter plastic bottles, and we are currently considering launching other formats. Our Essentuki area factory has a production capacity of about 6,000 units per hour, which is fully utilized, and we are seeking to acquire additional capacity. We remain committed to expanding our Essentuki production capacity.

During 2004, we invested a total of $1.6 million in the development of our bottled water production. We have allocated $6.1 million for investment in our bottled water business in 2005.

Although there is no significant history of consumption of non-aerated bottled drinking water in Russia, the situation is changing due to environmental factors. There is a rising interest in bottled drinking water in Russia, especially in large cities such as Moscow. The mineral water market is expanding not only in terms of production volumes, but also in terms of the number of brands. Moreover, the number of Russian premium brands is growing, while the share of imported brands is declining.

Our aim in entering the bottled water sector is to satisfy the growing demand among Russian consumers for quality mineral water using ecologically pure Russian sources. We believe that consumers will eventually distinguish and value the superior quality spring and natural water that we offer them as opposed to purified water.

We believe that our primary competitors in this area will be Pepsi’s “Aqua Minerale” and Coca-Cola’s “BonAqua,” as well as Borzhomi, Narzan and Saint Springs, all of which are produced in the CIS. We have positioned our brand in a more up-to-date style, accentuating the fact that it is a naturally produced mineral water, and offer both still and carbonated waters in a variety of bottle sizes, giving consumers a wider choice.

See also the analysis of trends of development in the primary Issue’s activity in Section 2.5.5. (Risks associated with acquisition of placed securities).

V. Detailed information on the persons in the Issuer’s management and its business activities monitoring bodies and brief information on the Issuer’s staff (employees)

5.1. Data on structure and authority of Issuer’s management/administration

Structure of Issuer’s management / administration.

1. General Meeting of Shareholders;

2. Board of Directors;

3. Chairman of the Management Board;

4. Management Board

Competence of the Issuer’s general meeting of shareholders (participants) pursuant to its charter (constituent documents):

…. The following are assigned to the competence of the General Meeting of Shareholders:

1)  amendment of the Company’s charter or approval of a restated version of the Company’s charter;

2) reorganization of the Company;

3) liquidation of the Company, appointment of a liquidation committee, and approval of interim and final liquidation balance sheets;

4) determination of the number of seats on the Board of Directors, election of its members, and early termination of their powers;

5) determination of the number, par value, and category (class) of authorized shares and the rights granted by such shares;

6) increasing the charter capital by means of an increase in the par value of shares or by means of placement of additional shares, unless increases in the charter capital by means of placement of additional shares are assigned by this charter in accordance with the JSC Law to the competence of the Board of Directors;

7) decreasing the charter capital by means of a decrease in the par value of shares, by acquisition of some shares by the Company for the purpose of reducing their total number, or by cancellation of shares acquired or redeemed by the Company;

8) election of members of the Audit Committee and early termination of their powers;

9) approval of the Company’s auditor;

10)  approval of annual balance sheets and annual financial statements, including reports on profits and losses (profit and loss statements) of the Company; distribution of profits, including payment (declaration) of dividends, and losses of the Company on the basis of results of the fiscal year;

11) determination of the procedure for holding the General Meeting of Shareholders;

12) election of members of the Counting Committee and early termination of their authorities;

13) splitting and consolidation of shares;

14) adoption of resolutions approving transactions in the cases provided for by article 83 of the JSC Law;

15) adoption of resolutions approving major transactions in the cases provided for by article 79 of the JSC Law;

16) acquisition by the Company of placed shares in the cases provided for by the JSC Law;

17) adoption of resolutions concerning participation in holding companies, financial-industrial groups, associations, and other unions of commercial organizations;

18) approval of internal documents regulating the activity of the Company bodies;

19) decision of other questions provided for by the JSC Law.

Competence of the Issuer’s Board of Directors pursuant to its charter (constitutive documents):

…… The following are assigned to the competence of the Board of Directors (Supervisory Board) :

1) determination of the priority directions of the Company’s activities;

2) calling of annual and extraordinary General Meetings of Shareholders , except in the cases provided for by article 55.8 of the JSC Law;

3) approval of the agenda of the General Meeting of Shareholders;

4) determination of the date of preparation of the list of persons entitled to participate in the General Meeting of Shareholders, and other issues, assigned to the competence of the Board of Directors in accordance with the provisions of chapter VII of the JSC Law and associated with preparation for and holding of the General Meeting of Shareholders;

5) placement of bonds and other issued securities by the Company in the cases provided for by the JSC Law;

6) determination of the price (monetary value) of property and the price of placement and redemption of issued securities in the cases provided for by the JSC Law;

7) acquisition of shares, bonds, and other securities  placed by the Company in the cases provided for by the JSC Law;

8) formation of the executive bodies of the Company and early termination of their authorities—election of  the Chairman of the Management Board and appointment of the members of the Management Board,

9) determination of the amounts of compensation and reimbursement to be paid to the executive bodies of the Company—the Chairman of the Management Board and the members of the Management Board;

10) recommendations on the amounts of compensation and reimbursement to be paid to members of the Audit Committee and determination of the amount to be paid for the services of the auditor;

11) recommendations on the amount of the dividend on shares and the procedure for its payment;

12) utilization of the reserve fund and other funds of the Company;

13) approval of internal documents of the Company, with the exception of internal documents whose approval is assigned by the JSC Law to the competence of the General Meeting of Shareholders or assigned by this Charter to the competence of the Company’s executive bodies;

14) creation of branches and opening of representative offices of the Company;

15) approval of major transactions in the cases provided for by chapter X of the JSC Law;

16) approval of the transactions provided for by chapter XI of the JSC Law;

17) approval of the Company’s registration body and the terms of the contract with the registration body, and termination of the contract with the registration body;

18) other issues provided for by the JSC Law and Company’s charter….

Competence of the Issuer’s individual and collective executive bodies in accordance with its charter (constitutive documents):

“ 17.1. Management of the Company’s current activities shall be carried out by the individual executive body of the Company— the Director (Chairman of the Management Board)—and by the collective executive body of the Company—the Management Board. The executive bodies of the Company (the Chairman of the Management Board and the Management Board) shall be accountable to the Board of Directors and the General Meeting of Shareholders.

17.2. The Chairman of the Management Board shall perform the functions of Director of the Company and chairman of the collective executive body of the Company (the Management Board). The Chairman of the Management Board shall be the manager of the Company.

17.3. Assigned to the competence of the individual executive body of the Company are all issues of management of the Company’s current activities, with the exception of issues assigned to the competence of the General Meeting of Shareholders and the Board of Directors. The individual executive body of the Company shall organize the fulfillment of resolutions of the General Meeting of Shareholders and the Board of Directors.

17.4. The Chairman of the Management Board without a power of proxy shall act on behalf of the Company, including:

1)              carry out operative management of the Company’s activities;

2)              have the right of first signature on financial documents;

3)              direct and dispose of the Company’s property for the purpose of assuring its current activity, within the limits established by this charter and current Russian legislation;

4)              represent the Company’s interests both in the Russian Federation and elsewhere, including in foreign states;

5)              approve staff lists, conclude employment contracts with the Company’s employees, and offer incentives to and impose penalties on the Company’s employees;

6)              direct the work of the Management Board and preside at its meetings;

7)              recommend candidates for the Management Board to the Board of Directors for approval;

8)              complete transactions in the Company’s name, except in the cases provided for by the JSC Law and the Company’s charter;

9)              issue powers of attorney on in the Company’s name;

10)        open bank accounts of the Company;

11)        organize the Company’s accounting and reporting;

12)        issue orders and instructions binding upon all employees of the Company;

13)        perform other functions necessary for achievement of the goals of the Company’s activities and assurance of its normal operation in accordance with current legislation and the Company’s charter, with the exception of the functions assigned by the JSC Law and the Company’s charter to other management bodies of the Company.

The Chairman of the Management Board shall be elected by the Board of Directors at its first meeting (after the election of a new Board of Directors at the annual General Meeting of Shareholders) for a term of 3 (three) years.

The term of office of the Chairman of the Management Board shall be counted from the time of his election by the Board of Directors to the time of election (reelection) of the Chairman of the Management Board three years later at the first meeting of the new Board of Directors (after the election of a new Board of Directors at the annual General Meeting of Shareholders).

In the event of early termination of the powers of the Chairman of the Management Board, the powers of the newly elected Chairman of the Management Board shall be effective until the election (reelection) of the Chairman of the Management Board at the first meeting of its new Board of Directors (after the election of a new Board of Directors at the annual General Meeting of Shareholders) 3 (three) years after the meeting of the Board of Directors at which the Chairman of the Board of Directors whose powers were terminated was elected.

The Management Board shall be the collective executive body of the Company and under the direction of the Chairman of the Management Board shall make decisions on the following issues pertaining to current management of the Company’s activities in the period between General Meetings of Shareholders and meetings of the Board of Directors:

•      organization of the Company’s accounting and reporting, preparation and submission of annual reports and balance sheets of the Company to the Board of Directors for approval;

•      decisions on issues pertaining to interaction with suppliers of goods and services for the Company and with consumers of its products;

•      establishment of prices, rates, and commissions under contracts with suppliers and consumers;

•      ensuring supplies of materials and equipment to the Company and supporting the sale of its products and services;

•      keeping personnel records in accordance with current Russian legislation;

•      monitoring the condition of buildings, premises, and equipment of the Company, as well as the movement of tangible and monetary valuables;

•      the book-keeping of the Company’s archives, ensuring clerical work and the work of the Company’s office, and organization of document storage at the Company in accordance with current legislation;

•      providing organizational and technical support for the activities of the General Meeting of Shareholders, the Board of Directors, and the Audit Committee;

•      organizing the fulfillment of resolutions of the General Meeting of Shareholders and the Board of Directors;

•      performance of orders and/or instructions of the Chairman of the Management Board in other matters associated with the current activities of the Company….”

The Issuer’s Corporate Governance Code – a document aimed at the regulation of Issuer’s corporate conduct was adopted by the Issuer’s Board of directors on December, 17 2004 (Minutes No.17-12, dated December 20, 2004).

Internet page to get access to the full text of the said document:
http://www.wbd.ru/content/files/17012005/release-2-ru.pdf

Internet page to get access to the full text of the current wording of the Charter and internal documents, governing the activity of Issuer’s bodies:

http://www.wbd.ru/wbd/charter/

5.2. Information on the persons in the Issuer’s management bodies

Board of Directors

Chairman: David Iakobachvili

Members of Board of Directors:

Dubinin, Mikhail Vladimirovich

Born: 1969

Education: high

Positions over past 5 years:

Period: 2001-Present

Organization: Wimm-Bill-Dann Foods OJSC

Area of Operations: Production and sale of foods, juices, and beverages

Position: Member of Board of Directors

Period: 1997 - 2004

Organization: OJSC “Lianozovo Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 1997 - 2003

Organization: OJSC “Ramenskoye Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 1997 - 2002

Organization: ZAO “Grande-V”

Area of Operations: Production and sale of foods, juices and beverages

Position: Member of Board of Directors

Period: 1997 - Present

Organization: OJSC “Tsaritsino Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 1997 - 2005

Organization: OJSC “Children’s Dairy Products Factory”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 1998 - 2001

Organization: CB “Expobank” LLC

Area of Operations: Banking services

Position: Member of Board of Directors

Period: 1998 - 2003

Organization: OJSC “Nizhny Novgorod Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 1998 - 2003

Organization: OJSC “Vladivostok Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 1998 - 2005

Organization: OJSC “Siberian Milk”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2000 - 2003

Organization: OJSC “Volga Brewery”

Area of Operations: Production and sale of low alcohol content products

Position: Member of Board of Directors

Period: 2000 - 2002

Organization: OJSC “Beer Industry of Primorie”

Area of Operations: Production and sale of beer, malt and kvass

Position: Member of Board of Directors

Period: 2000 - Present

Organization: OJSC “Kiev City Dairy No. 3”

Area of Operations: Production and sale of dairy products

Position: Member of Supervisory Board

Period: 2000 - 2001

Organization: OJSC “East-European Insurance Agency”

Area of Operations: Insurance services

Position: Member of the Board of Directors

Period: 2001 - 2003

Organization: OJSC “Ufamolagroprom”

Area of Operations: Production and sale of dairy products

Position: Member of Supervisory Board

Period: 2001 - 2003

Organization: OJSC “Moskvoretsky Brewery”

Area of Operations: Production and sale of beer and malt

Position: Member of the Board of Directors

Period: 2001 - 2003

Organization: OJSC “Lianozovo Dairy”

Area of Operations: Production and sale of dairy products

Position: Adviser to Executive Director

Period: 2001 - 2005

Organization: OJSC “Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2001 - Present

Organization: DZAO “Karasuk Milk”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2001 - 2004

Organization: ZAO “Rubtsovsk Dairy”

Area of Operations: Production and sale of dairy products and consumer goods

Position: Member of Board of Directors

Period: 2001 - 2005

Organization: OJSC “Bishkeksut”

Area of Operations: Production and sale of dairy products

Position: Member of the Board of Directors

Period: 2001 - 2004

Organization: “Central European Brewing Company” LLC

Area of Operations: Production and sale of beer, low alcohol content and alcohol-free beverages

Position: Member of Board of Directors

Period: 2002 - 2005

Organization: ZAO “Gulkevichi Creamery”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2002 - Present

Organization: ZAO “Buryn milk powder factory”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2002 - 2003

Organization: OJSC “Novokubyshevsk Milk”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2004 - 2005

Organization: OJSC “TOSHKENT SUT”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2004 - Present

Organization: “Istrinskiye ruchyi”

Area of Operations: no data

Position: Member of Board of Directors

Period: 2004 - Present

Organization: “Nadegnyi fundament”

Area of Operations: no data

Position: Member of Board of Directors

Period: 2004 - Present

Organization: “S-trading”

Area of Operations: no data

Position: Member of Board of Directors

Period: 2004 - Present

Organization: “Petri-trade”

Area of Operations: no data

Position: Member of Board of Directors

Period: 2004 - Present

Organization: “Cliff-nedvighimosty”

Area of Operations: no data

Position: Member of Board of Directors

Period: 2004 - Present

Organization: “Nonprofit partnership “Residences of Benilux”

Area of Operations: no data

Position: Member of the Management Board

Period: 2004 - Present

Organization: “Autonomous nonprofit organization “International community council on awarding of “Golden falcon” medal”

Area of Operations: no data

Position: Member of the Management Council

The person’s share in the authorized capital stock of the Issuer: 5.71%

The person’s share of the Issuer’s common stock: 5.71%

The number of Issuer’s shares, which can be acquired by this person upon exercising of the Issuer’s option, belonging to such a person: 0 shares.

The share of this person in the authorized capital stock of subsidiaries/dependent companies of the Issuer (the share in common stock of subsidiaries/dependent companies, belonging to such a person):

Name: Lianozovo Dairy OAO

Share: 0.049%

The number of shares of the Issuer’s subsidiary, which can be acquired by this person upon exercising of the subsidiary’s option, belonging to such a person: 0 shares.

Orlov, Alexander Sergeevich

Born: 1948

Education: higher

Positions over past 5 years:

Period: 2001-Present

Organization: Wimm-Bill-Dann Foods OJSC

Area of Operations: Production and sale of foods, juices, and beverages

Position: Member of Board of Directors

Period: 1997 - 2005

Organization: OJSC “Tsaritsino Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 1997 - 2003

Organization: OJSC “Ramenskoye Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 1997 - Present

Organization: Children’s Dairy Products Factory

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 1997 - 2004

Organization: OJSC “Lianozovo Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 1997 - 2002

Organization: ZAO “Grande-V”

Area of Operations: Production and sale of foods, juices and beverages

Position: Member of Board of Directors

Period: 1998 - 2005

Organization: OJSC “Nizhny Novgorod Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 1998 - 2001

Organization: CB “Expobank” LLC

Area of Operations: Banking services

Position: Member of the Board of Directors

Period: 1998 - 2003

Organization: OJSC “Vladivostok Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 1998 - 2002

Organization: ZAO “PTG WBD”

Area of Operations: management and consulring services

Position: General Director

Period: 1998 - 2005

Organization: OJSC “Siberian Milk”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 1998 - Present

Organization: OJSC “Kiev City Dairy No. 3”

Area of Operations: Production and sale of dairy products

Position: Supervisory Board Member

Period: 2000 - 2002

Organization: OJSC “Beer Industry of Primorie”

Area of Operations: Production and sale of beer, malt and kvass

Position: Member of Board of Directors

Period: 2003 - 2004

Organization: OJSC “Beer Industry of Primorie”

Area of Operations: Production and sale of beer, malt and kvass

Position: Member of Board of Directors

Period: 2000 - 2004

Organization: OJSC “Volga Brewery”

Area of Operations: Production and sale of low alcohol content products

Position: Member of Board of Directors

Period: 2001 - 2004

Organization: OJSC “Moskvoretsky Brewery”

Area of Operations: Production and sale of beer and malt

Position: Member of Board of Directors

Period: 2004 - 2004

Organization: OJSC “Kombinat of beer and non alcohol beverages “Shikhan”

Area of Operations: Production and sale of beer and malt

Position: Member of Board of Directors

Period: 2001 - 2004

Organization: “Central European Brewing Company” LLC

Area of Operations: Production and sale of beer, low alcohol content and alcohol-free beverages

Position: Member of the Board of Directors

Period: 2001 - 2003

Organization: OJSC “Lianozovo Dairy”

Area of Operations: Production and sale of dairy products

Position: Adviser to Executive Director

Period: 2001 - 2003

Organization: OJSC “Ufamolagroprom”

Area of Operations: Production and sale of dairy products

Position: Member of Supervisory Board

Period: 2003 - 2005

Organization: OJSC “Ufamolagroprom”

Area of Operations: Production and sale of dairy products

Position: Member of Supervisory Board

Period: 2001 - 2005

Organization: OJSC “Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2001 - 2004

Organization: ZAO “Rubtsovsk Dairy”

Area of Operations: Production and sale of dairy products and consumer goods

Position: Member of Board of Directors

Period: 2001 - 2003

Organization: OJSC “Bishkeksut”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2002 - 2003

Organization: DZAO “Karasuk Milk”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2002 - Present

Organization: ZAO “Buryn milk powder factory”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2002 - 2005

Organization: ZAO “Gulkevichi Creamery”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2002 - 2005

Organization: OJSC “Novokubyshevsk Milk”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2004 - Present

Organization: OJSC “TOSHKENT SUT”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

The person’s share in the authorized capital stock of the Issuer: 3.47%

The person’s share of the Issuer’s common stock: 3.47%

The number of Issuer’s shares, which can be acquired by this person upon exercising of the Issuer’s option, belonging to such a person: 0 shares.

The share of this person in the authorized capital stock of subsidiaries/dependent companies of the Issuer (the share in common stock of subsidiaries/dependent companies, belonging to such a person):

Name: Lianozovo Dairy OAO

Share: 0.028%

The number of shares of the Issuer’s subsidiary, which can be acquired by this person upon exercising of the subsidiary’s option, belonging to such a person: 0 shares.

Plastinin, Sergei Arkadievich

Born: 1968

Education: higher

Positions over past 5 years:

Period: 2001-Present

Organization: Wimm-Bill-Dann Foods OJSC

Area of Operations: Production and sale of foods, juices, and beverages

Position: Chairman of the Management Board

Period: 2001-Present

Organization: Wimm-Bill-Dann Foods OJSC

Area of Operations: Production and sale of foods, juices, and beverages

Position: Member of Board of Directors

Period: 1993 - 2005

Organization: OOO “Experimental association “Issa”

Area of Operations: Production and sale of consumer goods, food products, and products intended for manufacturing purposes

Position: General Director

Period: 1996 - 2004

Organization: ZAO “Production and Analytical Group “Rodnik”

Area of Operations: Production and sale of foods

Position: Executive Director

Period: 1997 - Present

Organization: OJSC “Tsaritsino Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 1997 - 2002

Organization: ZAO “Grande-V”

Area of Operations: Production and sale of foods, juices and beverages

Position: Member of Board of Directors

Period: 1997 - Present

Organization: OJSC “Ramenskoye Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 1997 - Present

Organization: OJSC “Lianozovo Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 1997 - 2005

Organization: OJSC “Children’s Dairy Products Factory”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 1998 - 2002

Organization: ZAO “PTG WBD”

Area of Operations: Managerial and consulting services

Position: Deputy General Director

Period: 1998 - 2001

Organization: CB “Expobank” LLC

Area of Operations: Banking services

Position: Member of Board of Directors

Period: 1998 - Present

Organization: OJSC “Vladivostok Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 1998 - Present

Organization: OJSC “Siberian Milk”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 1998 - Present

Organization: OJSC “Nizhny Novgorod Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2000 - 2002

Organization: OJSC “Beer Industry of Primorie”

Area of Operations: Production and sale of beer, malt, and kvass

Position: Member of Board of Directors

Period: 2000 - 2004

Organization: OJSC “Volga Brewery”

Area of Operations: Production and sale of low alcohol content products

Position: Member of Board of Directors

Period: 2001 - 2004

Organization: OJSC “Moskvoretsky Brewery”

Area of Operations: Production and sale of beer and malt

Position: Member of Board of Directors

Period: 2004 - 2004

Organization: OJSC “Kombinat of beer and non alcohol beverages “Shikhan”

Area of Operations: Production and sale of beer and malt

Position: Member of Board of Directors

Period: 2001 - 2004

Organization: OOO “Central European Brewery”

Area of Operations: Production and sale of beer, low alcohol and alcohol-free beverages

Position: Member of Board of Directors

Period: 2000 - Present

Organization: OJSC “Kiev City Dairy No. 3”

Area of Operations: Production and sale of dairy products

Position: Member of Supervisory Board

Period: 2001 - Present

Organization: OJSC “Ufamolagroprom”

Area of Operations: Production and sale of dairy products

Position: Member of Supervisory Board

Period: 2001 - 2001

Organization: OOO “Wimm-Bill-Dann Foods”

Area of Operations: Production and sale of foods, juices and beverages

Position: General Director

Period: 2001 - Present

Organization: OJSC “Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2001 - Present

Organization: OJSC “Bishkeksut”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2001 - Present

Organization: OJSC “Lianozovo Dairy”

Area of Operations: Production and sale of dairy products

Position: Adviser to Executive Director

Period: 2001 - 2004

Organization: ZAO “Rubtsovsk Dairy”

Area of Operations: Production and sale of dairy products and consumer goods

Position: Member of Board of Directors

Period: 2002 - Present

Organization: ZAO “Gulkevichi Creamery”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2002 - Present

Organization: DZAO “Karasuk Milk”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2002 - Present

Organization: OJSC “Novokubyshevsk Milk”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2004 - Present

Organization: “PIK Centre” Ltd

Area of Operations: Production and sale of dairy products

Position: General Director

Period: 2004 - Present

Organization: “Agro-industrial holding company”

Area of Operations: Production and sale of dairy products

Position: General Director

Period: 2004 - Present

Organization: “TOSHKENT SUT”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

The person’s share in the authorized capital stock of the Issuer: 9.30%

The person’s share of the Issuer’s common stock: 9.30%

The number of Issuer’s shares, which can be acquired by this person upon exercising of the Issuer’s option, belonging to such a person: 0 shares.

The share of this person in the authorized capital stock of subsidiaries/dependent companies of the Issuer (the share in common stock of subsidiaries/dependent companies, belonging to such a person):

Name: Lianozovo Dairy OAO

Share: 0.049%

The number of shares of the Issuer’s subsidiary, which can be acquired by this person upon exercising of the subsidiary’s option, belonging to such a person: 0 shares.

David Iakobachvili

Born: 1957

Education: higher (unfinished)

Positions over past 5 years:

Period: 2001-Present

Organization: Wimm-Bill-Dann Foods OJSC

Area of Operations: Production and sale of foods, juices, and beverages

Position: Chairman of Board of Directors

Period: 2001 - Present

Organization: OJSC “Vladivostok Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2001 - Present

Organization: OJSC “Ramenskoye Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2001 - Present

Organization: OJSC “Tsaritsino Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2001 - 2003

Organization: OJSC “Lianozovo Dairy”

Area of Operations: Production and sale of dairy products

Position: Adviser to Executive Director

Period: 2001 - Present

Organization: OJSC “Lianozovo Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2001 - Present

Organization: OJSC “Nizhny Novgorod Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2001 - Present

Organization: OJSC “Children’s Dairy Products Factory”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2001 - Present

Organization: OJSC “Siberian Milk”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2001 - Present

Organization: OJSC “Bishkeksut”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2001 - Present

Organization: OJSC “Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2000 - 2001

Organization: OJSC “East-European Insurance Agency”

Area of Operations: Insurance services

Position: Member of Board of Directors

Period: 2000 - 2001

Organization: CB “Expobank” LLC

Area of Operations: Banking services

Position: Member of Board of Directors

Period: 2000 - 2004

Organization: OJSC “Volga Brewery”

Area of Operations: Production and sale of low alcohol products

Position: Member of Board of Directors

Period: 2000 - 2001

Organization: OJSC “Beer Industry of Primorie”

Area of Operations: Production and sale of beer, malt, and kvass

Position: Member of Board of Directors

Period: 2001 - Present

Organization: OJSC “Moskvoretsky Brewery”

Area of Operations: Production and sale of beer and malt

Position: Member of Board of Directors

Period: 2004 - Present

Organization: OJSC “Kombinat of beer and non alcohol beverages “Shikhan”

Area of Operations: Production and sale of beer and malt

Position: Member of Board of Directors

Period: 2001 - 2004

Organization: OOO “Central European Brewery”

Area of Operations: Production and sale of beer, low alcohol and alcohol-free beverages

Position: Member of Board of Directors

Period: 1997 - Present

Organization: Airport Financial Services Limited

Area of Operations: Financial services

Position: Director

Period: 1997 - 2002

Organization: OOO “Trinity”

Area of Operations: Servicing and maintenance of machinery and equipment

Position: Member of Board of Directors

Period: 1999 - 2003

Organization: OJSC “Prospect”

Area of Operations: Catering

Position: Member of Board of Directors

Period: 2001 - 2002

Organization: ZAO “Metelitsa-Club”

Area of Operations: Organization and running of public catering establishments

Position: Member of Board of Directors

Period: 2002 -Present

Organization: OOO “Metelitsa-Club”

Area of Operations: Organization and running of public catering establishments

Position: Member of Board of Directors

Period: 2003 - 2005

Organization: ZAO “Auto-Sorok”

Area of Operations: Transport and expeditionary services

Position: Member of Board of Directors

Period: 2004 - Present

Organization: ZAO “RusAgroProject”

Area of Operations: Intermediate services

Position: Member of Board of Directors

Period: 2004 - Present

Organization: ZAO “Agrocomplex Gorky-2”

Area of Operations: production of agricultural production

Position: Member of Board of Directors

Period: 2004 - Present

Organization: ZAO Breeding farm “Naro-Osanovsky”

Area of Operations: production of agricultural production

Position: Member of Board of Directors

Period: 2005 - Present

Organization: ZAO “Victory”

Area of Operations: storage facilities services

Position: Member of Board of Directors

Period: 2001 - Present

Organization: OJSC “Ufamolagroprom”

Area of Operations: Production and sale of dairy products

Position: Member of Supervisory Board

Period: 2001 - 2004

Organization: ZAO “Rubtsovsk Dairy”

Area of Operations: Production and sale of food products and consumer goods

Position: Member of Board of Directors

Period: 2002 - Present

Organization: ZAO “Gulkevichi Creamery”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2002 - Present

Organization: OJSC “Novokubyshevsk Milk”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2000 - Present

Organization: OJSC “Kiev City Dairy No. 3”

Area of Operations: Production and sale of dairy products

Position: Member of Supervisory Board

The person’s share in the authorized capital stock of the Issuer: 7.76%

The person’s share of the Issuer’s common stock: 7.76%

The number of Issuer’s shares, which can be acquired by this person upon exercising of the Issuer’s option, belonging to such a person: 0 shares.

The share of this person in the authorized capital stock of subsidiaries/dependent companies of the Issuer (the share in common stock of subsidiaries/dependent companies, belonging to such a person):

Name: Lianozovo Dairy OAO

Share: 0.025%

The number of shares of the Issuer’s subsidiary, which can be acquired by this person upon exercising of the subsidiary’s option, belonging to such a person: 0 shares.

Yushvaev, Gavril Abramovich

Born: 1957

Education: higher

Positions over past 5 years:

Period: 2005-Present

Organization: Wimm-Bill-Dann Foods OJSC

Area of Operations: Production and sale of foods, juices, and beverages

Position: Member of Board of Directors

Period: 2004 - Present

Organization: ZAO “RusAgroProject”

Area of Operations: Intermediate services

Position: Member of Board of Directors

Period: 2004 - Present

Organization: ZAO “Agrocomplex Gorky-2”

Area of Operations: production of agricultural production

Position: Member of Board of Directors

Period: 2004 - Present

Organization: ZAO Breeding farm “Naro-Osanovsky”

Area of Operations: production of agricultural production

Position: Member of Board of Directors

Period: 2005 - Present

Organization: ZAO “Victory”

Area of Operations: storage facilities services

Position: Member of Board of Directors

The person’s share in the authorized capital stock of the Issuer: 16.57%

The person’s share of the Issuer’s common stock: 16.57%

The number of Issuer’s shares, which can be acquired by this person upon exercising of the Issuer’s option, belonging to such a person: 0 shares.

The share of this person in the authorized capital stock of subsidiaries/dependent companies of the Issuer (the share in common stock of subsidiaries/dependent companies, belonging to such a person):

Name: Lianozovo Dairy OAO

Share: 0.076%

The number of shares of the Issuer’s subsidiary, which can be acquired by this person upon exercising of the subsidiary’s option, belonging to such a person: 0 shares.

Scherbak, Vladimir Nikolaevich

Born: 1939

Education: higher

Positions over past 5 years:

Period: 1996 - 1999

Organization: Ministry of Agriculture and Food of the Russian Federation

Area of Operations: Management in the sphere of the agro industrial complex and food supplies

Position: First Deputy Minister

Period: 1999 - 2000

Organization: Government of the Russian Federation

Area of Operations: Executive functions

Position: Minister, Deputy Chairman of the Russian Federation Government

Period: 2001 - 2003

Organization: OJSC “Lianozovsky Dairy”

Area of Operations: Production and sale of dairy products

Position: Adviser to Executive Director

Period: 2001-Present

Organization: Wimm-Bill-Dann Foods OJSC

Area of Operations: Production and sale of foods, juices, and beverages

Position: Member of Board of Directors

Period: 2004-Present

Organization: AKB “Gusar”

Area of Operations: banking

Position: Chairman of the Board of Directors

The person’s share in the authorized capital stock of the Issuer: none

The person’s share of the Issuer’s common stock: none

The number of Issuer’s shares, which can be acquired by this person upon exercising of the Issuer’s option, belonging to such a person: 0 shares.

The share of this person in the authorized capital stock of Issuer’s subsidiaries/dependent companies: none

The share in common stock of Issuer’s subsidiaries/dependent companies, belonging to such a person: none

The number of shares of the Issuer’s subsidiary, which can be acquired by this person upon exercising of the subsidiary’s option, belonging to such a person: 0 shares.

Tutelyan, Victor Alexandrovich

Born: 1942

Education: higher

Positions over past 5 years:

Period: 1980 - 1999

Organization: Institute of Nutrition of the Russian Academy of Medical Sciences

Area of Operations: scientific research

Position: Deputy Director

Period: 2000 - Present

Organization: Institute of Nutrition of the Russian Academy of Medical Sciences

Area of Operations: scientific research

Position: Director

Period: 2001-Present

Organization: Wimm-Bill-Dann Foods OJSC

Area of Operations: Production and sale of foods, juices, and beverages

Position: Member of Board of Directors

The person’s share in the authorized capital stock of the Issuer: none

The person’s share of the Issuer’s common stock: none

The number of Issuer’s shares, which can be acquired by this person upon exercising of the Issuer’s option, belonging to such a person: 0 shares.

The share of this person in the authorized capital stock of Issuer’s subsidiaries/dependent companies: none

The share in common stock of Issuer’s subsidiaries/dependent companies, belonging to such a person: none

The number of shares of the Issuer’s subsidiary, which can be acquired by this person upon exercising of the subsidiary’s option, belonging to such a person: 0 shares.

Yasin, Eugeny Grigorievich

Born: 1934

Education: higher

Positions over past 5 years:

Period: 1994 - 1997

Organization: Ministry of Economy of the Russian Federation

Area of Operations: Economics

Position: Minister

Period: 1997 - 1998

Organization: Government of the Russian Federation

Area of Operations: Economics

Position: Minister

Period: 1998 - Present

Organization: Moscow State University - Higher School of Economics

Area of Operations: Teaching

Position: Scientific adviser

Period: 2001-Present

Organization: Wimm-Bill-Dann Foods OJSC

Area of Operations: Production and sale of foods, juices, and beverages

Position: Member of Board of Directors

The person’s share in the authorized capital stock of the Issuer: none

The person’s share of the Issuer’s common stock: none

The number of Issuer’s shares, which can be acquired by this person upon exercising of the Issuer’s option, belonging to such a person: 0 shares.

The share of this person in the authorized capital stock of Issuer’s subsidiaries/dependent companies: none

The share in common stock of Issuer’s subsidiaries/dependent companies, belonging to such a person: none

The number of shares of the Issuer’s subsidiary, which can be acquired by this person upon exercising of the subsidiary’s option, belonging to such a person: 0 shares.

Guy de Selliers

Born: 1952

Education: higher

Positions over past 5 years:

Period: 1990 - 1997

Organization: EBRD Bank

Area of Operations: Banking

Position: Deputy Vice-President

Period: 1997 - 1998

Organization: Mc. BBL, Investment Bank

Area of Operations: Banking

Position: Head of Department

Period: 1999 - 2000

Organization: Fleming, Investment Bank

Area of Operations: Banking

Position: Head of European Department

Period: 2001 - 2003

Organization: Leader Capital

Area of Operations: Private stock fund

Position: Chairman

Period: 2001-Present

Organization: Wimm-Bill-Dann Foods OJSC

Area of Operations: Production and sale of foods, juices, and beverages

Position: Member of Board of Directors

Period: 2002 - Present

Organization: Norilsk Nickel

Area of Operations: Metallurgy

Position: Member of the Board of Directors

Period: 2003 - Present

Organization: HB Advisers (UK)

Area of Operations: Consulting services

Position: Chairman of the Board of Directors

Period: 2003 - Present

Organization: Chatura Furniture

Area of Operations: production and sale of furniture

Position: Member of the Board of Directors

Period: 2004 - Present

Organization: Solvey S.A.

Area of Operations: no data

Position: Member of the Board of Directors

Period: 2004 - Present

Organization: Apprion Group, Ltd

Area of Operations: no data

Position: Chairman of the Board of Directors

Period: 2004 - Present

Organization: Fortis Group

Area of Operations: no data

Position: member of the International supervisory board

The person’s share in the authorized capital stock of the Issuer: none

The person’s share of the Issuer’s common stock: none

The number of Issuer’s shares, which can be acquired by this person upon exercising of the Issuer’s option, belonging to such a person: 0 shares.

The share of this person in the authorized capital stock of Issuer’s subsidiaries/dependent companies: none

The share in common stock of Issuer’s subsidiaries/dependent companies, belonging to such a person: none

The number of shares of the Issuer’s subsidiary, which can be acquired by this person upon exercising of the subsidiary’s option, belonging to such a person: 0 shares.

Michael A. O’Neill

Born: 1945

Education: higher

Positions over past 5 years:

Period: 2000 - Present

Organization: The Coca-Cola Company

Area of Operations: soft drinks

Position: Consultant

Period: 2002 - Present

Organization: EFES Breweries International (Holland)

Area of Operations: production and sale of beer

Position: Member of the Board of Directors

Period: 2002 - 2003

Organization: ZAO Torgoviy Dom Perekriostok

Area of Operations: retailing

Position: Member of the Board of Directors

Period: 2001-Present

Organization: Wimm-Bill-Dann Foods OJSC

Area of Operations: Production and sale of foods, juices, and beverages

Position: Member of Board of Directors

Period: 2003 - 2004

Organization: EFES Invest

Area of Operations: soft drinks

Position: Member of the Board of Directors

Period: 2003 - 2004t

Organization: Coca Cola Icecek (Turkey)

Area of Operations: soft drinks

Position: Member of the Board of Directors

The person’s share in the authorized capital stock of the Issuer: none

The person’s share of the Issuer’s common stock: none

The number of Issuer’s shares, which can be acquired by this person upon exercising of the Issuer’s option, belonging to such a person: 0 shares.

The share of this person in the authorized capital stock of Issuer’s subsidiaries/dependent companies: none

The share in common stock of Issuer’s subsidiaries/dependent companies, belonging to such a person: none

The number of shares of the Issuer’s subsidiary, which can be acquired by this person upon exercising of the subsidiary’s option, belonging to such a person: 0 shares.

Ernest Linwood Tipton

Born: 1934

Education: higher

Positions over past 5 years:

Period: 1987 - 2003

Organization: International Dairy Foods Association

Area of Operations: Agriculture

Position: President

Period: 2002-Present

Organization: Wimm-Bill-Dann Foods OJSC

Area of Operations: Production and sale of foods, juices, and beverages

Position: Member of Board of Directors

The person’s share in the authorized capital stock of the Issuer: none

The person’s share of the Issuer’s common stock: none

The number of Issuer’s shares, which can be acquired by this person upon exercising of the Issuer’s option, belonging to such a person: 0 shares.

The share of this person in the authorized capital stock of Issuer’s subsidiaries/dependent companies: none

The share in common stock of Issuer’s subsidiaries/dependent companies, belonging to such a person: none

The number of shares of the Issuer’s subsidiary, which can be acquired by this person upon exercising of the subsidiary’s option, belonging to such a person: 0 shares.

Individual executive body and members of collective executive body:

Plastinin, Sergei Arkadievich

Born: 1968

Education: higher

Positions over past 5 years:

Period: 2001-Present

Organization: Wimm-Bill-Dann Foods OJSC

Area of Operations: Production and sale of foods, juices, and beverages

Position: Chairman of the Management Board

Period: 2001-Present

Organization: Wimm-Bill-Dann Foods OJSC

Area of Operations: Production and sale of foods, juices, and beverages

Position: Member of Board of Directors

Period: 1993 - 2005

Organization: OOO “Experimental association “Issa”

Area of Operations: Production and sale of consumer goods, food products, and products intended for manufacturing purposes

Position: General Director

Period: 1996 - 2004

Organization: ZAO “Production and Analytical Group “Rodnik”

Area of Operations: Production and sale of foods

Position: Executive Director

Period: 1997 - Present

Organization: OJSC “Tsaritsino Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 1997 - 2002

Organization: ZAO “Grande-V”

Area of Operations: Production and sale of foods, juices and beverages

Position: Member of Board of Directors

Period: 1997 - Present

Organization: OJSC “Ramenskoye Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 1997 - Present

Organization: OJSC “Lianozovo Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 1997 - 2005

Organization: OJSC “Children’s Dairy Products Factory”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 1998 - 2002

Organization: ZAO “PTG WBD”

Area of Operations: Managerial and consulting services

Position: Deputy General Director

Period: 1998 - 2001

Organization: CB “Expobank” LLC

Area of Operations: Banking services

Position: Member of Board of Directors

Period: 1998 - Present

Organization: OJSC “Vladivostok Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 1998 - Present

Organization: OJSC “Siberian Milk”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 1998 - Present

Organization: OJSC “Nizhny Novgorod Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2000 - 2002

Organization: OJSC “Beer Industry of Primorie”

Area of Operations: Production and sale of beer, malt, and kvass

Position: Member of Board of Directors

Period: 2000 - 2004

Organization: OJSC “Volga Brewery”

Area of Operations: Production and sale of low alcohol content products

Position: Member of Board of Directors

Period: 2001 - 2004

Organization: OJSC “Moskvoretsky Brewery”

Area of Operations: Production and sale of beer and malt

Position: Member of Board of Directors

Period: 2004 - 2004

Organization: OJSC “Kombinat of beer and non alcohol beverages “Shikhan”

Area of Operations: Production and sale of beer and malt

Position: Member of Board of Directors

Period: 2001 - 2004

Organization: OOO “Central European Brewery”

Area of Operations: Production and sale of beer, low alcohol and alcohol-free beverages

Position: Member of Board of Directors

Period: 2000 - Present

Organization: OJSC “Kiev City Dairy No. 3”

Area of Operations: Production and sale of dairy products

Position: Member of Supervisory Board

Period: 2001 - Present

Organization: OJSC “Ufamolagroprom”

Area of Operations: Production and sale of dairy products

Position: Member of Supervisory Board

Period: 2001 - 2001

Organization: OOO “Wimm-Bill-Dann Foods”

Area of Operations: Production and sale of foods, juices and beverages

Position: General Director

Period: 2001 - Present

Organization: OJSC “Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2001 - Present

Organization: OJSC “Bishkeksut”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2001 - Present

Organization: OJSC “Lianozovo Dairy”

Area of Operations: Production and sale of dairy products

Position: Adviser to Executive Director

Period: 2001 - 2004

Organization: ZAO “Rubtsovsk Dairy”

Area of Operations: Production and sale of dairy products and consumer goods

Position: Member of Board of Directors

Period: 2002 - Present

Organization: ZAO “Gulkevichi Creamery”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2002 - Present

Organization: DZAO “Karasuk Milk”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2002 - Present

Organization: OJSC “Novokubyshevsk Milk”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2004 - Present

Organization: “PIK Centre” Ltd

Area of Operations: Production and sale of dairy products

Position: General Director

Period: 2004 - Present

Organization: “Agro-industrial holding company”

Area of Operations: Production and sale of dairy products

Position: General Director

Period: 2004 - Present

Organization: “TOSHKENT SUT”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

The person’s share in the authorized capital stock of the Issuer: 9.30%

The person’s share of the Issuer’s common stock: 9.30%

The number of Issuer’s shares, which can be acquired by this person upon exercising of the Issuer’s option, belonging to such a person: 0 shares.

The share of this person in the authorized capital stock of subsidiaries/dependent companies of the Issuer (the share in common stock of subsidiaries/dependent companies, belonging to such a person):

Name: Lianozovo Dairy OAO

Share: 0.049%

The number of shares of the Issuer’s subsidiary, which can be acquired by this person upon exercising of the subsidiary’s option, belonging to such a person: 0 shares.

Yadegardjam Djamshid

Born: 1965

Education: higher

Positions over past 5 years:

Period: 2003 -Present

Organisation: Wimm-Bill-Dann Foods OJSC

Area of Operations: Production and sale of foods, juices, and beverages

Position: Head of the investor relations Department, Member of the Management board

The person’s share in the authorized capital stock of the Issuer: none

The person’s share of the Issuer’s common stock: none

The number of Issuer’s shares, which can be acquired by this person upon exercising of the Issuer’s option, belonging to such a person: 0 shares.

The share of this person in the authorized capital stock of Issuer’s subsidiaries/dependent companies: none

The share in common stock of Issuer’s subsidiaries/dependent companies, belonging to such a person: none

The number of shares of the Issuer’s subsidiary, which can be acquired by this person upon exercising of the subsidiary’s option, belonging to such a person: 0 shares.

Kagan Marina Gennadyevna

Born: 1968

Education: higher

Positions over past 5 years:

Period: 1998 -2001

Organisation: Gavin Anderson&Company

Area of Operations: Consulting services

Position: Member of the Board of directors

Period: 2002-2004

Organisation: Shared value

Area of Operations: Consulting services

Position: Partner

Period: 2004 -2004

Organisation: Wimm-Bill-Dann Foods OJSC

Area of Operations: Production and sale of foods, juices, and beverages

Position: Head of the public relations Department

Period: 2004 -Present

Organisation: Wimm-Bill-Dann Foods OJSC

Area of Operations: Production and sale of foods, juices, and beverages

Position: Head of the public and investor relations Department, Member of the Management board

The person’s share in the authorized capital stock of the Issuer: none

The person’s share of the Issuer’s common stock: none

The number of Issuer’s shares, which can be acquired by this person upon exercising of the Issuer’s option, belonging to such a person: 0 shares.

The share of this person in the authorized capital stock of Issuer’s subsidiaries/dependent companies: none

The share in common stock of Issuer’s subsidiaries/dependent companies, belonging to such a person: none

The number of shares of the Issuer’s subsidiary, which can be acquired by this person upon exercising of the subsidiary’s option, belonging to such a person: 0 shares.

Kuzymin Oleg Egorovich

Born: 1969

Education: higher

Positions over past 5 years:

Period: 1997 - Present

Organization: OJSC “Lianozovo Dairy”

Area of Operations: Production and sale of dairy products

Position: Director of the Strategic development service

Period: 2001 - 2004

Organization: OJSC “Lianozovo Dairy”

Area of Operations: Production and sale of dairy products

Position: Director of the raw materials division

Period: 2003 - Present

Organization: OJSC “Kharkov Dairy”

Area of Operations: Production and sale of milk and dairy products

Position: Member of  Board of Directors

Period: 2004 – 2005

Organization: OJSC “Vladivostok Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2004 - Present

Organization: OJSC “Kiev City Dairy No. 3”

Area of Operations: Production and sale of dairy products

Position: Member of Supervisory Board

Period: 2004 - Present

Organization: OJSC “Lianozovo Dairy”

Area of Operations: Production and sale of dairy products

Position: Director of the Strategic development service

Period: 2004 - Present

Organization: OJSC “Tuymazinsky Dairy Plant”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2004 - 2005

Organization: OJSC “Ufamolagroprom”

Area of Operations: Production and sale of dairy products

Position: Member of Supervisory Board

Period: 2005 - Present

Organization: OJSC “Tsaritsino Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2005 - Present

Organization: OJSC “Siberian Milk”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2005 - Present

Organization: OJSC “Bishkeksut”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2005 - Present

Organization: Wimm-Bill-Dann Foods OJSC

Area of Operations: Production and sale of foods, juices, and beverages

Position: Member of the Management board

The person’s share in the authorized capital stock of the Issuer: none

The person’s share of the Issuer’s common stock: none

The number of Issuer’s shares, which can be acquired by this person upon exercising of the Issuer’s option, belonging to such a person: 0 shares.

The share of this person in the authorized capital stock of Issuer’s subsidiaries/dependent companies: none

The share in common stock of Issuer’s subsidiaries/dependent companies, belonging to such a person: none

The number of shares of the Issuer’s subsidiary, which can be acquired by this person upon exercising of the subsidiary’s option, belonging to such a person: 0 shares.

Anisimov, Dmitry Aleksandrovich

Born: 1971

Education: higher

Positions over past 5 years:

Period: 1987 - 2003

Organization: Moscow representative office of Motorola GMBH in Rissia

Area of Operations: trading

Position: Corporate financial manager, Regional corporate financial manager

Period: 2003 – 2005

Organization: OJSC “Vladivostok Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2003 - Present

Organization: OJSC “Kharkov Dairy”

Area of Operations: Production and sale of milk and dairy products

Position: Member of  Board of Directors

Period: 2003 - 2005

Organization: OJSC “Novokubyshevsk Milk”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2004 - Present

Organization: OJSC “Tuymazinsky Dairy Plant”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2004 - 2005

Organization: OJSC “Ufamolagroprom”

Area of Operations: Production and sale of dairy products

Position: Member of Supervisory Board

Period: 2005 - Present

Organization: Wimm-Bill-Dann Foods OJSC

Area of Operations: Production and sale of foods, juices, and beverages

Position: Chief Financial Officer, member of the Management Board

The person’s share in the authorized capital stock of the Issuer: none

The person’s share of the Issuer’s common stock: none

The number of Issuer’s shares, which can be acquired by this person upon exercising of the Issuer’s option, belonging to such a person: 0 shares.

The share of this person in the authorized capital stock of Issuer’s subsidiaries/dependent companies: none

The share in common stock of Issuer’s subsidiaries/dependent companies, belonging to such a person: none

The number of shares of the Issuer’s subsidiary, which can be acquired by this person upon exercising of the subsidiary’s option, belonging to such a person: 0 shares.

Eliseeva, Vera Vladimirovna

Born: 1958

Education: higher

Positions over past 5 years:

Period: 1999 -2003

Organisation: CJSC Investment Company Troika-Dialog

Area of Operations: consulting services

Position: Head of the human resourses department

Period: 2003 -2003

Organisation: CJSC BDO – Junikon-Ruf

Area of Operations: auditor services

Position: deputy general director – director of the human resourses dept

Period: 2003 -2004

Organisation: CJSC Passways

Area of Operations: consulting services

Position: director

Period: 2004 - 2005

Organisation: Lianozovo Dairy, OJSC

Area of Operations: Production and sale of dairy production

Position: Head of the Human resourses division

Period: 2005 -Present

Organisation: Wimm-Bill-Dann Foods OJSC

Area of Operations: Production and sale of foods, juices, and beverages

Position: Director of the Human resourses division, member of the Management Board

The person’s share in the authorized capital stock of the Issuer: none

The person’s share of the Issuer’s common stock: none

The number of Issuer’s shares, which can be acquired by this person upon exercising of the Issuer’s option, belonging to such a person: 0 shares.

The share of this person in the authorized capital stock of Issuer’s subsidiaries/dependent companies: none

The share in common stock of Issuer’s subsidiaries/dependent companies, belonging to such a person: none

The number of shares of the Issuer’s subsidiary, which can be acquired by this person upon exercising of the subsidiary’s option, belonging to such a person: 0 shares.

Kraynov, Gennady Konstantinovich

Born: 1951

Education: higher

Period: 1975 –2003

Organisation: Federal Security Service of Russia

Area of Operations: state service

Position: General-major

Period: 2003 -Present

Organisation: Wimm-Bill-Dann Foods OJSC

Area of Operations: Production and sale of foods, juices, and beverages

Position: Director of the Information, evaluation and control division

Period: 2005 -Present

Organisation: Wimm-Bill-Dann Foods OJSC

Area of Operations: Production and sale of foods, juices, and beverages

Position: Member of the Management Board

The person’s share in the authorized capital stock of the Issuer: none

The person’s share of the Issuer’s common stock: none

The number of Issuer’s shares, which can be acquired by this person upon exercising of the Issuer’s option, belonging to such a person: 0 shares.

The share of this person in the authorized capital stock of Issuer’s subsidiaries/dependent companies: none

The share in common stock of Issuer’s subsidiaries/dependent companies, belonging to such a person: none

The number of shares of the Issuer’s subsidiary, which can be acquired by this person upon exercising of the subsidiary’s option, belonging to such a person: 0 shares.

Person performing the functions of individual executive body of the Issuer:
Sergei Arkadievich Plastinin

5.3. Information on remunerations, benefits and/or reimbursements per each management body of the Issuer

Total remunerations paid to the Board of Directors members in the 2004 financial year amounted to 25 869 000 RUR (exclusive of income tax).

Total remunerations paid to the members of the collective executive body (Management Board) in the 2004 financial year amounted to: 36 772 000 RUR (exclusive of income tax).

5.4. Information on the bodies monitoring the Issuer’s business activities, their structure and powers

The structure and powers of the bodies monitoring the Issuer’s business activities under the Issuer’s Article of Association (constitutive documents).

Internal Audit Committee

Auditor

As per Art. 21 of the Issuer’s Charter the Company’s business activities shall be monitored by an Internal Audit Committee.

The Internal Audit Committee shall be elected at annual general meetings of the Company shareholders for a period of 1 (one) year and shall include at least 7 (seven) members. The shares of the BOD members and the officers in the Company management bodies cannot vote for election of the Internal Audit Committee members.

The term of the Internal Audit Committee shall start at the moment it is elected by the annual general meeting of the Company shareholders and shall expire at the moment the following annual general meeting of Company shareholders elects (re-elects) the Audit Committee.

The powers of individual Internal Audit Committee members or of the whole of it can be terminated by the general meeting of the Company shareholders on the grounds and according to the procedure provided for by the internal documents of the Company.

In case the number of the Internal Audit Committee members is less than that twice as small as provided for in the Company Charter, then the Board shall convene an extraordinary general meeting of the Company shareholders for the purpose of electing a new Internal Audit Committee. The remaining Internal Audit Committee members shall fulfil their functions until a new Audit Committee is elected at an extraordinary general meeting of the Company shareholders.

In case the powers of the Internal Audit Committee are terminated, the term of the new Internal Audit Committee shall expire at the moment the following annual general meeting of the Company shareholders elects (re-elects) the Audit Committee.

A shareholder or any person nominated by a shareholder can be a member of the Internal Audit Committee. Members of the Company Internal Audit Committee can not simultaneously act as the Company BOD members, a solely independent executive body, Management Committee and Liquidation Committee members.

The Internal Audit Committee shall elect Chairman and Secretary.

The Company’s business activities shall be audited on the basis of the Company performance within appropriate year.

An audit of the Company’s business activities shall be initiated at any time:

by the Internal Audit Committee of the Company itself;

upon the decision of the shareholders’ general meeting;

by the Board of Directors of the Company;

upon decision of the Chairman of the Company Management Committee;

upon demand of Company shareholder (shareholders) who, as per the date the demand is submitted, owns in total at least 10% of the shares that can vote on any issues within the competence of the General Shareholders’ Meeting.

Upon the request of the Company Internal Audit Committee officers in the Company management bodies shall provide documents on the Company’s business activities.

The Internal Audit Committee of the Company can convene an extraordinary General Shareholders’ Meeting according to the procedure set by the Articles of Association of the Company.

Proceeding from the results yielded by an audit of the Company’s business activities the Internal Audit Committee of the Company shall make a report, which shall:

confirm that data contained in the reports and other financial documents of the Company are true;

contain information on violations of the accounting and financial reporting procedures set by legal acts of the Russian Federation and of other legal acts of the Russian Federation regulating business activities.

Upon decision of the General Shareholders’ Meeting the Internal Audit Committee members, within their term, may be paid remunerations and/or have the expenses incurred in connection with the fulfillment of their duties reimbursed. The amount of such remunerations and reimbursements shall be determined by the general meeting of shareholders.

The procedures the Internal Audit Committee shall follow when acting on other issues not provided for in these Articles may be set by the internal documents of the Company.

As per Art. 22 of the Issuer’s Articles of Association the Auditor effects the revision of the Issuer’s  business activities according to the legal acts of the Russian Federation and on the basis of an appropriate contract concluded with the Issuer.

The Company auditor shall be approved by the General Shareholders’ Meeting. The remuneration payable shall be determined by the Board of Directors.

Proceeding from the results yielded by an audit of the Company’s business activities the Company auditor shall make a report, which shall:

confirm that data contained in the reports and other financial documents of the Company are true;

contain information on violations of the accounting and financial reporting procedures set by legal acts of the Russian Federation and of other legal acts of the Russian Federation regulating business activities.

22.4.                      An internal audit of the Company shall be carried out by the Company Internal Audit Committee.

Information on Internal Audit Service, its Working Period, and Key Personnel

The Internal Audit Service and the Company Audit Committee are responsible for internal control of the Company’s business operations.

The Internal Audit Service is a structural division of the Issuer.

The Internal Audit Service shall report to the Chief Financial Director, and the Audit Committee shall report to the General Shareholders’ Meeting of the Issuer.

The Head of the Internal Audit Service shall be solely independent in managing the Service.

As per the end of the accounting quarter, the Internal Audit Service has, apart from its head, a staff of 7 employees, who have an extensive audit experience.

The staff of the Service have been working since January 1, 2003.

Basic Functions of the Internal Audit Service

Make all necessary arrangements for establishment and implementation of an effective internal control system in the group of enterprises, which are directly or indirectly controlled by the Issuer (hereinafter referred to as the Group) and in certain enterprises and divisions, which meets the development goals of the said group and legal requirements

Make all necessary arrangements for and carry out audits of the divisions and enterprises of the Group

Create and implement a single corporate procedure for assessment of the internal control system and components thereof

Make all necessary arrangements for optimization of the internal control system and components thereof

Accountability of the Internal Audit Service, Cooperation with the Issuer’s Executive Bodies and Board of Directors (Supervisory Board)

The Head of the Internal Audit Service shall be appointed and dismissed by the Chairman of the Management Committee subject to approval of the Chairman of the Board of Directors.

The Head of the Service shall be subordinate and accountable directly to the Chief Financial Officer.

The Internal Audit Service shall, within the time limits set, prepare an overall annual plan for development of internal control systems and an annual report on the existing internal control systems and submit the said documents to the Chief Financial Officer and the Management Board for their approval.

The Internal Audit Service shall discuss with the BOD Audit Committee issues related to functioning of internal control tools, development of rules and procedures for business risks assessment and coordination.

Cooperation with Executive Bodies

The Internal Audit Service shall receive from the divisions of the enterprises:

quarterly and annual accounting reports in the form approved by the regulation of the Ministry of Finance of the Russian Federation, basic documents; statements on the production cost of the products, sale thereof, etc.

monthly and quarterly reports of the enterprises in the form developed by the Service; other data upon requests;

approved financial plans and budgets of the divisions; reporting on execution thereof;

improvement plan for the internal control systems; report on execution thereof.

The Internal Audit Service shall prepare and send to the enterprises and divisions of the Group:

•                  recommendations on implementation of internal control in the enterprises and the divisions;

•                  information on methods of initial assessment of the internal control systems and individual control tools.

Cooperation between the Internal Audit Service and the Issuer’s External Auditor

The Internal Audit Service shall receive from the auditors audit reports, statements and recommendations on individual issues, materials on new legislations and auditing standards.

The Internal Audit Service shall, in cooperation with other divisions, participate in the development of plans aimed at eliminating the drawbacks identified by the auditors, monitoring execution thereof and notifying the auditors of the implementation results.

The Issuer has also established an Audit Committee consisting of three independent members of the Company’s Board of Directors.

The Audit Committee assists the Issuer’s Board of Directors in the exercise of its supervisory functions in the following areas:

•                                          Financial statements of the Issuer and their preparation;

•                                          Internal accounting and financial controls;

•                                          Monitoring of key risks;

•                                          Operation of the Internal Audit Service and independent auditors;

•                                          Qualification and extent of independence of independent auditors;

•                                          Issuer’s compliance with business ethics requirements;

•                                          Legislative and regulatory compliance.

The Issuer does not have any internal document to prevent unauthorized use of the Company insider information.

5.5. Information on the persons in the bodies monitoring the Issuer’s business activities

The Internal Audit Committee:

Elena B. Kuznetsova

Year of birth: 1955

Education: higher

Positions over past 5 years:

Period: 1997 - 2002

Organization: PTG WBD ZAO

Area of Operations: Production and sale of juice products

Position: Head of the Internal Control and Analysis Department

Period: 2002 - 2002

Organization: Tsaritsino Dairy, OJSC

Area of Operations: Production and sale of dairy products

Position: Director of the Internal Control Department

Period: 2003 - Present

Organization: Wimm Bill Dann Foods OJSC

Area of Operations: Production and sale of dairy, juice products and mineral water

Position: Head of the Internal Audit Service

The person’s share in the authorized capital stock of the Issuer: none

The person’s share of the Issuer’s common stock: none

The number of Issuer’s shares, which can be acquired by this person upon exercising of the Issuer’s option, belonging to such a person: 0 shares.

The share of this person in the authorized capital stock of Issuer’s subsidiaries/dependent companies: none

The share in common stock of Issuer’s subsidiaries/dependent companies, belonging to such a person: none

The number of shares of the Issuer’s subsidiary, which can be acquired by this person upon exercising of the subsidiary’s option, belonging to such a person: 0 shares.

Natalia V. Romanova

Year of birth: 1962

Education: higher

Positions over past 5 years:

Period: 1995 - 1999

Organization: Moscow State Industrial University of the State Committee for Higher Education of the Russian Federation

Area of Operations: education services

Position: senior instructor

Period: 1999 - 2002

Organization: PTG WBD ZAO

Area of Operations: Production and sale of juice products

Position: economist, analyst, Managerial Accounting and Analysis Department

Period: 2002 - 2002

Organization: Tsaritsino Dairy, OJSC

Area of Operations: Production and sale of dairy products

Position: financial and business analyst, Internal Control Department

Period: 2003 - Present

Organization: Wimm Bill Dann Foods OJSC

Area of Operations: Production and sale of dairy, juice products and mineral water

Position: Deputy Head of the Internal Audit Service

The person’s share in the authorized capital stock of the Issuer: none

The person’s share of the Issuer’s common stock: none

The number of Issuer’s shares, which can be acquired by this person upon exercising of the Issuer’s option, belonging to such a person: 0 shares.

The share of this person in the authorized capital stock of Issuer’s subsidiaries/dependent companies: none

The share in common stock of Issuer’s subsidiaries/dependent companies, belonging to such a person: none

The number of shares of the Issuer’s subsidiary, which can be acquired by this person upon exercising of the subsidiary’s option, belonging to such a person: 0 shares.

Natalia N. Kolesnikova

Year of birth: 1973

Education: higher

Positions over past 5 years:

Period: 1997 - 2002

Organization: PTG WBD ZAO

Area of Operations: Production and sale of juice products

Position: economist, analyst, Managerial Accounting and Analysis Department

Period: 2001 - 2002

Organization: Tsaritsino Dairy, OJSC

Area of Operations: Production and sale of dairy products

Position: financial and business analyst, Internal Control Department, economist, analyst, General Department (part-time)

Period: 2003 - Present

Organization: Wimm Bill Dann Foods OJSC

Area of Operations: Production and sale of dairy, juice products and mineral water

Position: Deputy Head of the Internal Audit Service

The person’s share in the authorized capital stock of the Issuer: none

The person’s share of the Issuer’s common stock: none

The number of Issuer’s shares, which can be acquired by this person upon exercising of the Issuer’s option, belonging to such a person: 0 shares.

The share of this person in the authorized capital stock of Issuer’s subsidiaries/dependent companies: none

The share in common stock of Issuer’s subsidiaries/dependent companies, belonging to such a person: none

The number of shares of the Issuer’s subsidiary, which can be acquired by this person upon exercising of the subsidiary’s option, belonging to such a person: 0 shares.

Marina A. Naumova

Year of birth: 1977

Education: higher

Positions over past 5 years:

Period: 2000 - 2001

Organization: ZAO Insuarance company “Megapolis-reserv”

Area of Operations: Production and sale of juice products

Position: economist, analyst, Managerial Accounting and Analysis Department

Period: 2001 - 2002

Organization: PTG WBD ZAO

Area of Operations: Production and sale of juice products

Position: economist, analyst, Managerial Accounting and Analysis Department

Period: 2002 - 2002

Organization: Lianozovo dairy, OJSC

Area of Operations: Production and sale of dairy products

Position: financial and business analyst, Internal control division

Period: 2003 - Present

Organization: Wimm Bill Dann Foods OJSC

Area of Operations: Production and sale of dairy, juice products and mineral water

Position: financial and business analyst, Internal audit service

The person’s share in the authorized capital stock of the Issuer: none

The person’s share of the Issuer’s common stock: none

The number of Issuer’s shares, which can be acquired by this person upon exercising of the Issuer’s option, belonging to such a person: 0 shares.

The share of this person in the authorized capital stock of Issuer’s subsidiaries/dependent companies: none

The share in common stock of Issuer’s subsidiaries/dependent companies, belonging to such a person: none

The number of shares of the Issuer’s subsidiary, which can be acquired by this person upon exercising of the subsidiary’s option, belonging to such a person: 0 shares.

Julia A. Chudina

Year of birth: 1975

Education: higher

Period: 1996 - 2001

Organization: Design-Moda, OOO

Area of Operations: Production and sale of clothes

Position: accountant, chief economist

Period: 2001 - 2002

Organization: PTG WBD ZAO

Area of Operations: Production and sale of juice products

Position: economist, analyst

Period: 2002 - 2003

Organization: Lianozovo dairy, OJSC

Area of Operations: Production and sale of dairy products

Position: financial and business analyst

Period: 2003 - 2004

Organization: Trading Company WBD, ZAO

Area of Operations: Sale of juice products

Position: economist

Period: 2004 - Present

Organization: Wimm Bill Dann Foods OJSC

Area of Operations: Production and sale of dairy, juice products and mineral water

Position: financial and business analyst, Internal audit service

The person’s share in the authorized capital stock of the Issuer: none

The person’s share of the Issuer’s common stock: none

The number of Issuer’s shares, which can be acquired by this person upon exercising of the Issuer’s option, belonging to such a person: 0 shares.

The share of this person in the authorized capital stock of Issuer’s subsidiaries/dependent companies: none

The share in common stock of Issuer’s subsidiaries/dependent companies, belonging to such a person: none

The number of shares of the Issuer’s subsidiary, which can be acquired by this person upon exercising of the subsidiary’s option, belonging to such a person: 0 shares.

Evgenya V. Bogutskaya

Year of birth: 1971

Education: higher

Period: 2000 - 2000

Organization: PriceWaterHouse Coopers, ZAO

Area of Operations: consulting services

Position: accountant of the financial dept

Period: 2001 - 2002

Organization: Interdin AO, ZAO

Area of Operations: no data

Position: Deputy chief accountant

Period: 2002 - 2004

Organization: Tsaritsino Dairy, OJSC

Area of Operations: Production and sale of dairy products

Position: financial and business analyst, economist

Period: 2004 - 2004

Organization: Lianozovo dairy, OJSC

Area of Operations: Production and sale of dairyproducts

Position: financial and business analyst

Period: 2004 - Present

Organization: Wimm Bill Dann Foods OJSC

Area of Operations: Production and sale of dairy, juice products and mineral water

Position: financial and business analyst, Internal audit service

The person’s share in the authorized capital stock of the Issuer: none

The person’s share of the Issuer’s common stock: none

The number of Issuer’s shares, which can be acquired by this person upon exercising of the Issuer’s option, belonging to such a person: 0 shares.

The share of this person in the authorized capital stock of Issuer’s subsidiaries/dependent companies: none

The share in common stock of Issuer’s subsidiaries/dependent companies, belonging to such a person: none

The number of shares of the Issuer’s subsidiary, which can be acquired by this person upon exercising of the subsidiary’s option, belonging to such a person: 0 shares.

5.6. Information on remunerations, benefits and/or reimbursements for the body monitoring the Issuer’s business operations

The amount of remunerations to be paid to Internal Audit Committee members for the 2004 financial year was not determined by the Issuer’s General shareholder’s meeting and therefore within 2004 financial year the remuneration wasn’t paid  to these persons for performance of their functions of Internal Audit Committee members.

Total size of remuneration paid to the Issuer’s Auditor (CJSC “BDO Unikon Ruf”)  within 2004 financial year amounted to RUR 587 375.06.

Total size of remuneration paid to the Issuer’s Auditor (CJSC Ernst and Young Vneshaudit), appointed by the Issuer’s General shareholders’ meeting on June 22, 2004 within 2004 financial year amounted to RUR 0.

Total size of remuneration paid to the current Issuer’s Auditor (CJSC Ernst and Young Vneshaudit), appointed for the 2005 fiscal year by the Issuer’s General shareholders’ meeting on June 14, 2005 amounted to RUR 0. No remuneration agreements with this auditor were concluded.

5.7. Information on the Issuer’s staff (employees), its educational background and structure, and changes in the numbers of the Issuer’s staff (employees)

Item	Second quarter of 2005
Staff on the payroll (number of persons)	312
The share of personnel having specialized higher education, %	68.9
Labor compensation, RUR (paid in cash or transferred to personal bank accounts)	149 150 482
Contributions to social security funds, RUR	23 324 103
Total sum, RUR	172 474 585

5.8. Information on any obligations of the Issuer before its staff (employees) related to their possible participation in the Issuer’s authorized stock (share fund)

There are no obligations and agreements of the kind.

There are no data to testify to the fact that the Issuer’s staff were provided or may be provided with the Issuer’s options.

VI. Data on Issuer’s shareholders and on the interested party transactions been made.

6.1. Data on the amount of Issuer’s shareholders

Total number of persons, being registered in the share register as of the last date of the reporting quarter: 15

Total number of nominee holders: 7

6.2. Shareholders, owning not less than 5% of Issuer’s charter capital and/or not less than 5% of it’s outstanding ordinary shares and data on shareholders (participants) owning not less than 20% of charter capital and/ or 20% of total amount of outstanding ordinary shares of such Issuer’s shareholders.

Name: Deutsche Bank Trust Company Americas

Location: 60 Wall street, New York, NY 10005

Share of the Issuer’s charter capital: 39.99%

Share of Issuer’s ordinary shares owned: 39.99%

The aforementioned equity stake is registered in the Register of Shareholders in the name of the following nominee holder.

Name: Limited Liability Company “Deutsche Bank”

Location: 129090 Moscow, ul. Schepkina, 4

Tel: +7 (095) 7975000

Fax: +7 (095) 7975017

Email: db.moscow@db.com

Lisence on depositary activity: No. 177-05616-000100 dated September 4, 2001

The state body having issued the license – Federal service on financial markets

Shareholders owning not less than 20% of the Issuer’s shareholder’s charter capital and/or 20% of total amount of outstanding ordinary shares of such Issuer’s shareholder:

No data available

Yushvaev, Gavril Abramovich

Share of the Issuer’s charter capital: 16.57%

Share of the Issuer’s ordinary shares held: 16.57%

Plastinin, Sergey Arkadievich

Share of the Issuer’s charter capital: 9.30%

Share of the Issuer’s ordinary shares held: 9.30%

Iakobachvili, David

Share of the Issuer’s charter capital: 7.76%

Share of the Issuer’s ordinary shares held: 7.76%

Dubinin, Mikhail Vladimirovich

Share of the Issuer’s charter capital: 5.71%

Share of the Issuer’s ordinary shares held: 5.71%

Name: Depositary Clearing Company CJSC (nominee holder)

Location: Russia, 115162 Moscow, Shabolovka Street, 31-B

Lisence on depositary activity: No. 177-06236-000100 dated October 10, 2002

The state body having issued the license – Federal service on financial markets

Tel: +7 (095) 956-0999

Fax: +7 (095) 232-6804

Email: dcc@dcc.ru

Percent of Issuer’s charter capital held: 9.63%

Percent of Issuer’s ordinary shares owned: 9.63%

Shareholders (members) holding at least 20% of the Issuer’s shareholder (member) charter capital and/or 20% of total amount of outstanding ordinary shares of such Issuer’s shareholder:

No data available

6.3. Data on the Participation of the State (Municipal Formation) in the Issuer’s Charter Capital.

Share of the Issuer’s Charter Capital belonging to the State (Municipal Formation):

None

Share of Issuer’s Stock Belonging to the State (Municipal Formation):

None

Existence of the Special Right of the Russian Federation, its Subjects and Municipal Formations to participate in the Issuer’s Management (“golden share”):

Not provided for

6.4. Data on the restrictions on participation in the Issuer’s charter capital.

There are no limitations as to the number of shares belonging to one shareholder and/or their total nominal value, and/or maximum number of votes, provided to one shareholder.

There are no limitations on foreign participation in the authorized capital stock. There are no other limitations related to participation in the Issuer’s authorized capital stock.

6.5. Information on changes in the composition and participation shares of the Issuer’s shareholders that possess at least 5% of the Issuer’s authorized stock or at least 5% of the Issuer’s common stock

•                  The meeting was held on September 7, 2001

The list of the persons who have the right to participate in the General Shareholders’ Meeting was complied on August 28, 2001

The persons, who as per the date the said list was compiled possessed at least 5% of the Issuer’s authorized stock and/or at least 5% of the Issuer’s common stock) (for the persons given below, the share in the authorized stock shall be equivalent to the share of the common stock that belongs to the persons):

Dubinin, Mikhail Vladimirovich – 17.13%

Orlov, Alexander Sergeevich – 9.68%

Plastinin, Sergey Arkadievich – 17.13%

Timohins Alexanders – 9.79%

Yushvaev, Gavril Abramovich: 26.48%

Iakobachvili, David – 8.89%

•                  The meeting was held on December 7, 2001

The list of the persons who have the right to participate in the General Shareholders’ Meeting was complied on November 28, 2001

The persons, who as per the date the said list was compiled possessed at least 5% of the Issuer’s authorized stock and/or at least 5% of the Issuer’s common stock) (for the persons given below, the share in the authorized stock shall be equivalent to the share of the common stock that belongs to the persons):

Dubinin, Mikhail Vladimirovich – 17.13%

Orlov, Alexander Sergeevich – 9.68%

Plastinin, Sergey Arkadievich – 17.13%

Timohins Alexanders – 9.79%

Yushvaev, Gavril Abramovich: 26.48%

Iakobachvili, David – 8.89%

•                  The meeting was held on January 14, 2002

The list of the persons who have the right to participate in the General Shareholders’ Meeting was complied on January 03, 2001

The persons, who as per the date the said list was compiled possessed at least 5% of the Issuer’s authorized stock and/or at least 5% of the Issuer’s common stock) (for the persons given below, the share in the authorized stock shall be equivalent to the share of the common stock that belongs to the persons):

Dubinin, Mikhail Vladimirovich – 17.13%

Orlov, Alexander Sergeevich – 9.68%

Plastinin, Sergey Arkadievich – 17.13%

Timohins Alexanders – 9.79%

Yushvaev, Gavril Abramovich: 26.48%

Iakobachvili, David – 8.89%

•                  The meeting was held on May 31, 2002

The list of the persons who have the right to participate in the General Shareholders’ Meeting was complied on April 16, 2002

The persons, who as per the date the said list was compiled possessed at least 5% of the Issuer’s authorized stock and/or at least 5% of the Issuer’s common stock) (for the persons given below the shares in the Issuer’s charter capital are specified according to Issuer’s constitutive documents; the  share of the ordinary shares shall be equivalent to the share of the common outstanding stock that belongs to the persons):

Deutsche Bank Trust Company Americas

Share of this legal entity in the Issuer’s charter capital– 0%

Share of the Issuer’s common stock owned by this entity – 27.76%

Dubinin, Mikhail Vladimirovich

Share of this person in the Issuer’s charter capital– 15.29%

Share of the Issuer’s common stock owned by this person – 12.16%

Orlov, Alexander Sergeevich

Share of this person in the Issuer’s charter capital– 8.64%

Share of the Issuer’s common stock owned by this person - 6.87%

Plastinin, Sergey Arkadievich

Share of this person in the Issuer’s charter capital– 15.29%

Share of the Issuer’s common stock owned by this person – 12.16%

Timohins Alexanders

Share of this person in the Issuer’s charter capital– 8.74%

Share of the Issuer’s common stock owned by this person – 6.95%

Yushvaev, Gavril Abramovich:

Share of this person in the Issuer’s charter capital– 23.64%

Share of the Issuer’s common stock owned by this person – 18.8%

Iakobachvili, David

Share of this person in the Issuer’s charter capital– 8.05%

Share of the Issuer’s common stock owned by this person – 6.41%

•                  The meeting was held on December 03, 2002

The list of the persons who have the right to participate in the General Shareholders’ Meeting was complied on April 18, 2002

The persons, who as per the date the said list was compiled possessed at least 5% of the Issuer’s authorized stock and/or at least 5% of the Issuer’s common stock) (for the persons given below, the share in the authorized stock shall be equivalent to the share of the common stock that belongs to the persons):

Deutsche Bank Trust Company Americas – 27.65%

Dubinin, Mikhail Vladimirovich – 12.16%

Orlov, Alexander Sergeevich – 6.87%

Plastinin, Sergey Arkadievich – 12.16%

Timohins Alexanders – 6.95%

Yushvaev, Gavril Abramovich: 18.8%

Iakobachvili, David – 6.41%

•                  The meeting was held on January 31, 2003

The list of the persons who have the right to participate in the General Shareholders’ Meeting was complied on December 16, 2002

The persons, who as per the date the said list was compiled possessed at least 5% of the Issuer’s authorized stock and/or at least 5% of the Issuer’s common stock) (for the persons given below, the share in the authorized stock shall be equivalent to the share of the common stock that belongs to the persons):

Deutsche Bank Trust Company Americas – 28.29%

Dubinin, Mikhail Vladimirovich – 12.16%

Orlov, Alexander Sergeevich – 6.87%

Plastinin, Sergey Arkadievich – 12.16%

Timohins Alexanders – 6.95%

Yushvaev, Gavril Abramovich: 18.8%

Iakobachvili, David – 6.41%

•                  The meeting was held on April 24, 2003

The list of the persons who have the right to participate in the General Shareholders’ Meeting was complied on March 23, 2003

The persons, who as per the date the said list was compiled possessed at least 5% of the Issuer’s authorized stock and/or at least 5% of the Issuer’s common stock) (for the persons given below, the share in the authorized stock shall be equivalent to the share of the common stock that belongs to the persons):

Deutsche Bank Trust Company Americas – 28.24%

Yushvaev, Gavril Abramovich: 18.8%

Dubinin, Mikhail Vladimirovich – 12.16%

Plastinin, Sergey Arkadievich – 12.16%

United Burlington Investments Limited, a private company limited by shares – 6.95%

Orlov, Alexander Sergeevich – 6.87%

Iakobachvili, David – 6.41%

•                  The meeting was held on June 18, 2003

The list of the persons who have the right to participate in the General Shareholders’ Meeting was complied on April 30, 2003

The persons, who as per the date the said list was compiled possessed at least 5% of the Issuer’s authorized stock and/or at least 5% of the Issuer’s common stock) (for the persons given below, the share in the authorized stock shall be equivalent to the share of the common stock that belongs to the persons):

Deutsche Bank Trust Company Americas – 28.20%

Yushvaev, Gavril Abramovich: 18.8%

Plastinin, Sergey Arkadievich – 12.16%

Dubinin, Mikhail Vladimirovich – 10.16%

United Burlington Investments Limited, a private company limited by shares – 6.95%

Iakobachvili, David – 6.41%

Orlov, Alexander Sergeevich – 6.22%

•                  The meeting was held on March 24, 2004

The list of the persons who have the right to participate in the General Shareholders’ Meeting was complied on February 20, 2004

The persons, who as per the date the said list was compiled possessed at least 5% of the Issuer’s authorized stock and/or at least 5% of the Issuer’s common stock) (for the persons given below, the share in the authorized stock shall be equivalent to the share of the common stock that belongs to the persons):

Deutsche Bank Trust Company Americas – 32.70%

Yushvaev, Gavril Abramovich: 18.8%

Plastinin, Sergey Arkadievich – 12.16%

Dubinin, Mikhail Vladimirovich – 8.19%

 Iakobachvili, David – 7.19%

United Burlington Investments Limited, a private company limited by shares – 5.29%

Orlov, Alexander Sergeevich – 5.22%

•                  The meeting was held on May 12, 2004

The list of the persons who have the right to participate in the General Shareholders’ Meeting was complied on April 06, 2004

The persons, who as per the date the said list was compiled possessed at least 5% of the Issuer’s authorized stock and/or at least 5% of the Issuer’s common stock) (for the persons given below, the share in the authorized stock shall be equivalent to the share of the common stock that belongs to the persons):

Deutsche Bank Trust Company Americas – 32.70%

Yushvaev, Gavril Abramovich: 18.8%

Plastinin, Sergey Arkadievich – 12.16%

Dubinin, Mikhail Vladimirovich – 8.19%

 Iakobachvili, David – 9.465%

I.M. ARTEKS HOLDINGS LIMITED LLC – 5,29%

•                  The meeting was held on June 22, 2004

The list of the persons who have the right to participate in the General Shareholders’ Meeting was complied on May 05, 2004

The persons, who as per the date the said list was compiled possessed at least 5% of the Issuer’s authorized stock and/or at least 5% of the Issuer’s common stock) (for the persons given below, the share in the authorized stock shall be equivalent to the share of the common stock that belongs to the persons):

Deutsche Bank Trust Company Americas – 32.70%

Yushvaev, Gavril Abramovich: 18.8%

Plastinin, Sergey Arkadievich – 12.16%

Dubinin, Mikhail Vladimirovich – 8.19%

 Iakobachvili, David – 9.465%

I.M. ARTEKS HOLDINGS LIMITED LLC – 5.29%

•                  The meeting was held on September 10, 2004

The list of the persons who have the right to participate in the General Shareholders’ Meeting was complied on July 09, 2004

The persons, who as per the date the said list was compiled possessed at least 5% of the Issuer’s authorized stock and/or at least 5% of the Issuer’s common stock) (for the persons given below, the share in the authorized stock shall be equivalent to the share of the common stock that belongs to the persons):

Deutsche Bank Trust Company Americas – 40%

Yushvaev, Gavril Abramovich: 16.57%

Plastinin, Sergey Arkadievich – 10.72%

Dubinin, Mikhail Vladimirovich – 6.02%

Iakobachvili, David – 7.76%

•                  The meeting was held on December 10, 2004

The list of the persons who have the right to participate in the General Shareholders’ Meeting was complied on October 22, 2004

The persons, who as per the date the said list was compiled possessed at least 5% of the Issuer’s authorized stock and/or at least 5% of the Issuer’s common stock) (for the persons given below, the share in the authorized stock shall be equivalent to the share of the common stock that belongs to the persons):

Deutsche Bank Trust Company Americas – 39.98%

Yushvaev, Gavril Abramovich  – 16.57%

Plastinin, Sergey Arkadievich – 10.72%

Dubinin, Mikhail Vladimirovich – 6.02%

Iakobachvili, David – 7.76%

•                  The meeting was held on June 14, 2005

The list of the persons who have the right to participate in the General Shareholders’ Meeting was complied on April 26, 2005

The persons, who as per the date the said list was compiled possessed at least 5% of the Issuer’s authorized stock and/or at least 5% of the Issuer’s common stock) (for the persons given below, the share in the authorized stock shall be equivalent to the share of the common stock that belongs to the persons):

Deutsche Bank Trust Company Americas – 39.99%

Yushvaev, Gavril Abramovich  – 16.57%

Plastinin, Sergey Arkadievich – 9.30%

Iakobachvili, David – 7.76%

Dubinin, Mikhail Vladimirovich – 5.71%

6.6. Information on the transactions the Issuer effected and had an interest in

The total amount of transactions with interested parties approved by the General shareholders’ meeting during the reporting quarter amounts to: RUR 0.

The total amount of transactions with interested parties approved by the Board of Directors during the reporting quarter comprises the following amounts:

•                  Amount of the Surety Agreement in the sum of Euro 92 217.

•                  Total Amount of the 3 revolving loan agreements concluded: US$ 6 900 000 (including amount of interest accrued thereon).

•                  The Issuer approved a license agreement, with the monthly amount (fee) determined in accordance with the following procedure: from 0.01% to 5% (excluding VAT) of proceeds from the sale of products, but at least 120 rubles (including VAT) for using of each of 5 trademarks.

•                  Amount of the car lease agreement in the sum of RUR 30998.1 (including VAT);

•                  Amount of the agreement on service and maintenance of the car in the sum of 26 910.31 (including VAT);

•                  The amount of the license agreement in the sum of RUR 40 220 (including VAT).

Transactions (groups of related transactions) in the accounting quarter, which exceed 5% of the book value of the Issuer’s assets determined according to its accounting reporting as per the last accounting date before date the transaction was effected:

•                  Such transactions were not effected in the accounting quarter.

Transactions (groups of related transactions), which the Issuer had an interest in and which were not approved by the Board of Directors (Supervisory Board) or the general meeting of the Issuer’s shareholders (participants), when such approval is required according to the legislation of the Russian Federation:

•                  Such transactions were not effected in the accounting quarter.

6.7. Information on Accounts Receivable

The Issuer’s accounts receivable breakdown as of 01.07.2005.

Type of accounts payable	As of 01.07.2005
Buyers’ and customers’ accounts payable, thousand RUR.	116 578
Including overdue, thousand RUR	0
Notes receivable, thousand RUR	0
Including overdue, thousand RUR	0
Contributions to the authorized capital stock to be paid by the members (founders), thousand RUR	0
Including overdue, thousand RUR	0
Advances to be repaid, thousand RUR	18 834
Including overdue, thousand RUR	0
Other accounts payable, thousand RUR	484 157
Including overdue, thousand RUR	0
Total, thousand RUR	619 569
Including overdue, thousand RUR	0

VII. Issuer’s financial statements and other financial data.

7.1. Annual financial statements of the Issuer

Not provided in the reporting period

7.2. Quarterly financial statements of the Issue for the latest finished reporting period

See Attachment 2 (Forms 1, 2).

7.3. Consolidated financial statements of the Issue for the latest finished financial year

See consolidated financial statements prepared in accordance with US GAAP, and the auditor’s report to these statements – Attachment 2.

7.4. Data in the Issuer’s accounting policy

See below the Issuer’s accounting policies for 2005 fiscal year for the purposes of accountancy and taxation.

Accounting Policy for 2005

This accounting policy shall come into effect on January 1, 2005.

1. GENERAL PROVISIONS

1.1.    “Wimm-Bill-Dann Foods”, OJSC shall maintain accounting records in accordance with the provisions of the following regulatory documents stipulating fundamental methodological principles and procedures for the organization of accounting and maintenance accounting records:

•             Federal Law of November 21, 1996, No. 129-FZ “On Accounting”,

•             Regulations No. 34n “On Maintenance of Accounting Records, Preparation and Submission of Accounting Statements in the Russian Federation” dated July 29, 1998,

•             “Accounting Chart of Accounts for the Maintenance of Accounting Records of Financial and Business Operations by Corporate Entities” approved by Order of the Ministry of Finance of the Russian Federation No. 94n, dated October 31, 2000, other accounting regulations,

•             Other regulatory documents and methodological guidelines and materials on accounting matters, subject to any subsequent amendments and additions thereto.

1.2       Accounting records of assets, liabilities and business operations shall be maintained on the basis of in-kind measurement units expressed in monetary terms by means of comprehensive ongoing registration thereof in interrelated documents.

1.3.    The maintenance of accounting records shall pursue the following aims and objectives:

•             Generation of complete and reliable information about business processes and results of the operations of the Company;

•             Control over availability and movement of assets, utilization of material, labor and financial resources;

•             Early prevention of negative developments in the financial and business operations of the Company;

•             Identification and mobilization of internal resources.

1.4.    The accounting policy of the Company shall be consistent with the following requirements applicable to accounting in general:

•                        Completeness;

•                        Reliability;

•                        Promptness;

•                        Prudence;

•                        Priority of content over form;

•                        Consistency;

•                        Rationality,

and shall be based on the following assumptions:

•                        Assumption of separate existence of assets;

•                        Assumption of temporal determinacy of business operations;

•                        Assumption of consistent application of the accounting policy.

1.5.    Responsibility for the organization of accounting shall be borne by the General Manager of the Company.

1.6.    The Chief Accountant of the Company shall ensure that all business operations are reflected on the appropriate accounts, and that all such accounts are maintained in accordance with the existing legislation of the Russian Federation.

1.7.    The Chief Accountant of the Company shall sign, jointly with the General Manager of the Company, the documents which serve as the basis for the business operations involving the movement of inventories, cash, credit and financial obligations of the Company.

1.8.    The Chief Accountant of the Company may not accept and post documents which are in any way related to operations inconsistent with the existing legislation and being executed in violation of contractual and financial obligations (job descriptions of Accounting Department personnel).

1.9. Internal reports shall be prepared, finalized and submitted in accordance with the appropriate internal regulations, instructions and orders issued by the management of the Company.

2. ADMINISTRATIVE AND TECHNICAL ISSUES

2.1.    Accounting records of the Company shall be maintained by the Accounting Department, an independent structural unit headed by the Chief Accountant of the Company. In all their activities, employees of the Accounting Department shall be guided by accounting regulations, Regulations on the Accounting Department, and their job descriptions.

2.2.    The Company shall have a representative office in the People’s Republic of China (Beijing) operating in accordance with the provisions of the Regulations on the Representative Office.

The representative office shall not keep a separate balance sheet, nor shall it be an independent payer of taxes and duties.

The assets transferred or attached to the representative office shall be the property of the Company in accordance with the applicable existing legislation of the Russian Federation.

2.3.    The Company shall generate internal and external accounting statements. External accounting statements shall include the following:

1)              Accounting balance sheet;

2)              Profit and loss statement;

3)              Attachments to the accounting balance sheet;

4)              Auditor’s opinion certifying accuracy and reliability of accounting statements;

5)              Notes.

The list of internal reports, their forms, periodicity and submission deadlines, as well as the list of persons responsible for the preparation, and potential users, of internal reports shall be approved by the Company.

3. SELECTED ACCOUNTING METHODS

3.1. The Company shall maintain accounting records using computer equipment, based on special accounting software, in accordance with the detailed Chart of Accounts (Attachment 1).  Accounting registers shall be maintained in machine-readable data carriers within the limits determined by the functionality of the accounting software.

3.2. The Company shall maintain accounting records on the basis of source documents. The Company shall use, as source documents, unified forms approved by the State Statistical Committee of the Russian Federation. In addition to the foregoing, the Company shall use source document forms developed in-house (Attachment 2) approved by local regulations and containing mandatory requisites as described below.

All records in accounting registers shall be based on source documents which shall be prepared at the time of completion of the appropriate business operations, or immediately thereafter, and contain the following mandatory requisites:

•    Name of the document (form);

•    Unified form code;

•    Completion date;

•    Name of the entity on whose behalf the document is prepared;

•    Brief description of the business operation;

•    Units of measurement of the business operations (in-kind and cash);

•    Names of the officers responsible for the execution of the business operation and the accuracy of its registration in the appropriate documents;

•    Individual signatures and names of the aforementioned officers.

3.3.    The information contained in accepted source documents and required for the posting of the appropriate accounting entries shall be accumulated and systematized in the accounting registers developed and recommended for use by the Ministry of Finance of the Russian Federation and the bodies authorized by the applicable federal laws to develop and approve accounting regulations.

Information about business operations executed during a specific period of time shall be grouped and transferred from accounting registers into accounting statements.

3.4. All corrections of errors identified in source documents and accounting registers shall be confirmed by signatures of the persons signing the relevant documents, with an indication of the dates on which such corrections were made. No corrections shall be allowed in cash and banking records.

3.5. Source documents, accounting registers, and accounting statements shall be mandatorily retained in accordance with the established procedure and for approved periods of time. Responsibility for the preservation thereof during their utilization periods, and for the prompt return thereof to the archive, shall be borne by the Chief Accountant of the Company.

4.  EVALUATION OF ASSETS, LIABILITIES AND BUSINESS OPERATIONS

4.1. Prior to being reflected in accounting records and statements, assets, liabilities and business operations of the Company shall be subject to evaluation. Evaluation shall be made in cash, by summing up actually incurred expenses. Other types of evaluation shall be used in the situations stipulated by the existing legislation of the Russian Federation, accounting regulations, and this Policy.

4.2. The Company shall conduct evaluation of assets, liabilities and business operations in the currency circulating in the Russian Federation, namely, in Russian rubles.

4.3. Accounting entries posted to foreign currency accounts of the Company, as well as entries related to the operations of the Company denominated in foreign currencies, shall be made in the currency circulating in the Russian Federation, the amounts thereof being determined by converting amounts denominated in foreign currencies at the exchange rates of the Central Bank of the Russian Federation in effect on the relevant dates. Concurrently therewith, such entries shall be made in the currency in which the payments were made. At the time of generation of accounting statements, the value of assets and liabilities shall be converted into rubles at the exchange rate of the Central Bank of the Russian Federation in effect on the reporting date.

4.4. Penalties, fines and forfeits for defaulting under contracts, and for the late payment of amounts due to budgets and extra-budgetary funds, shall be recognized as income (expense) items in the reporting period during which courts approve orders to collect the same, or during which they are recognized by the debtor.

5. INVENTORY TAKING

5.1. To ensure reliability of accounting records and statements, the Company shall inventory its assets and liabilities. During each such inventory, the Company shall verify availability, state of repair and evaluation of such assets and liabilities, and examine the documents evidencing the same. Inventories shall be taken in accordance with the provisions of Order of the Ministry of Finance of the Russian Federation No. 49 “On Approval of Methodological Recommendations on Inventorying Assets and Financial Liabilities” dated June 13, 1995.

5.2. The number of inventories taken during each reporting year, their dates, and the lists of assets and liabilities audited during each such inventory shall be determined by the Company, except when any such inventory is mandatory, to wit:

•    Prior to the preparation of the annual accounting statements, with the exception of the assets inventoried not earlier than October 1 of the reporting year. Fixed assets shall be inventoried at least one time every three years;

•    After the replacement of the relevant accountable officer (on the date of such officer’s first day in office);

•    In the event of detection of any theft, abuse, or impairment of assets;

•    In the event of fire or another natural disaster;

•    In other situations stipulated by the existing legislation of the Russian Federation.

The results of each inventory shall be reflected in the minutes signed by the members of the inventory committee and approved by the management of the Company.

5.3. If in the course of the inventory there emerge differences between the actually available assets and those shown in the Company’s accounting records, they shall be dealt with as follows:

•    Fixed assets, tangible assets, cash and other assets found to be in excess shall be properly registered and credited to the financial results of business operations;

•    Loss of assets within the approved statutory limits shall be written off and, by order of the General Manager of the Company, charged to production (distribution) costs;

•    Shortages of tangible assets, cash and other assets, as well as losses exceeding normal wastage, shall be covered by the persons responsible therefor. If no such persons have been identified, or if the court declines to have them cover such losses, the relevant shortages and losses shall be debited from the financial results of business operations;

•    The General Manager of the Company may order excesses and shortages to be set off against each other, provided that such excesses and shortages occur during the same period, are the responsibility of the same person, and relate to similar assets.

All differences identified in the course of an inventory shall be posted to the accounting registers during the month in which the inventory was finished.

Rules for Evaluation of Individual Accounting Items

6.  INVESTMENTS INTO NON-CURRENT ASSETS

6.1. Capital investments shall include the costs associated with erection and construction works, acquisition of equipment, instruments, tools, and other capital works and expenditures. Capital investments shall be posted to the balance sheet at actual cost.

6.2. Provisionally operated capital construction facilities shall not be classified as fixed assets until they are commissioned and operated on a permanent basis. The costs associated with such facilities shall be posted to the accounting records and statements as unfinished capital investments.

7. FINANCIAL INVESTMENTS

7.1. Financial investments shall include securities, including debt securities, contributions to charter capitals of other entities, loans extended to third parties in the territory of the Russian Federation and abroad, deposit accounts with credit institutions, accounts receivable acquired by assignment of claims, etc.

7.2. In accounting statements, financial investments shall be divided, depending on their effective terms (maturities), into short-term financial investments (with maturities of less than one year) and long-term financial investments (with maturities of more than one year).

Long-term financial investments with maturities under 365 days shall be posted to a separate Sub-Account 58.03 “Long-Term Financial Investments (Short-Term Portion)”.

7.3. Accounting for financial investments shall comply with the requirements of Accounting Standard PBU 19/02 approved by Order of the Ministry of Finance of the Russian Federation No. 126n dated December 10, 2002.  Financial investments shall be posted to the appropriate Sub-Accounts of Account 58.

7.4. Interest accrued on debt securities and loans extended by the Company shall be posted to the debit of Account 76-03.

7.5.   Financial investments with respect to which it is possible to determine their current fair market value shall be posted to accounting records at the end of each reporting period at such current fair market value by adjusting the value as of the previous reporting date. Such adjustment shall be made by the Company on a quarterly basis.

The difference between the current fair market value of financial investments as of the reporting date and the value as of the previous reporting date shall be posted to the financial results as part of operating income or expense.

7.6. Upon disposal of financial investments, their value shall be estimated on the basis of the unit value method.

8.  FIXED ASSETS

8.1. Classification of assets as fixed assets and their registration for accounting purposes shall be contingent upon concurrently meeting the following conditions:

•    The relevant assets shall be used for manufacture of products, performance of works, provision of services, or management of the affairs of the Company;

•    The assets in question shall be so used for an extended period of time, i.e. for their entire useful life which shall exceed 12 months or the duration of one operating cycle, if such the duration of such cycle exceeds 12 months;

•    The Company shall have no plans to subsequently resell such assets;

•    The assets shall be capable of generating economic benefits (income) for the Company in the future.

8.2. The following assets shall be classified as fixed assets: land plots and natural facilities (water, soil and other natural resources) owned by the Company.

8.3. Separable improvements to leased fixed assets shall be classified as separate fixed assets, while inseparable improvements for which the lessor pays no compensation to the Company shall be charged to other expenses during the period in which they are incurred.

8.4.   Accounting for fixed assets shall comply with the requirements of Accounting Standard PBU 6/01 “Fixed Assets Accounting” approved by Order of the Ministry of Finance of the Russian Federation No. 26n dated March 30, 2001 (as amended and supplemented), “Methodological Recommendations for Fixed Assets Accounting” approved by the Order of the Ministry of Finance of the Russian Federation No. 91n dated October 13, 2003, and other relevant regulations.

8.5. Fixed assets shall be posted to the Company’s accounting records at acquisition cost. Acquisition cost shall be defined as the amount of expenses actually incurred in connection with the acquisition, construction or manufacture of such assets, with the exception of value added tax and other reimbursable taxes (except when otherwise stipulated by the existing legislation of the Russian Federation). Expenses actually incurred in connection with the acquisition, construction or manufacture of fixed assets shall include the following:

•             Amounts paid under the appropriate contracts to suppliers (sellers);

•             Amounts paid to contractors under construction and other contracts;

•             Amounts paid to various entities for provision of information and consulting services in connection with the acquisition of fixed assets;

•             Registration duties, stamp duties and other similar payments made in connection with the acquisition (receipt) of the title to fixed assets;

•             Customs duties;

•             Non-reimbursable costs paid in connection with the acquisition of fixed assets;

•             Remuneration paid to the intermediary entity through which fixed assets were acquired;

•             Other costs directly related to the acquisition, construction or manufacture of fixed assets. This item includes, in particular, the interest accrued on loans received in connection with the acquisition, construction or manufacture of fixed assets prior to the registration thereof for accounting purposes.

General overheads and other similar expenses shall not be classified as expenses actually incurred in connection with the acquisition, construction or manufacture of fixed assets, except when they are directly attributable thereto.

8.6.   Expenses actually incurred in connection with the acquisition and construction of fixed assets shall be determined subject to the foreign currency translation gains or losses arising prior to the posting of fixed assets to Account 01 (commissioning of fixed assets) in situations where the payment is made in rubles for an amount equivalent to the amount denominated in foreign currency (conventional unit). Foreign currency translation gains and losses arising after fixed assets have been posted to Account 01 (commissioned and put into operation) shall be classified as non-operating income (expense) items and posted to Account 91 “Other Income and Expense Items”.

8.7.   Acquisition cost of fixed assets received as contributions to the charter capital of the Company shall be their cash value estimate as agreed with the founders (members) of the Company, unless otherwise provided by the existing legislation of the Russian Federation.

8.8. Acquisition value of fixed assets received under agreements envisaging discharge (payment) of obligations in-kind shall be the value of the assets transferred or due to be transferred by the Company. The value of the assets transferred or due to be transferred by the Company shall be determined based on the price which the Company usually assigns to similar assets under similar circumstances.

Acquisition value of fixed assets received under donation agreements (free of charge) shall be the current fair market value of such assets as of the date when they are posted to the balance sheet.

Valuation of capital construction facilities whose value at the time of acquisition thereof was denominated in a foreign currency shall be made in rubles by converting the amount in the relevant foreign currency at the exchange rate of the Russian Federation in effect on the date of execution of the transaction denominated in such foreign currency. The date of execution of the transaction denominated in such foreign currency shall be the date when the title to the assets passes from the seller to the Company.

Valuation of fixed assets whose value at the time of acquisition thereof was denominated in a foreign currency shall be made in rubles by converting the amount in the relevant foreign currency at the exchange rate of the Russian Federation in effect on the date of registration of such assets for accounting purposes (commissioning of such assets).

8.9. If fixed assets are acquired as described in paragraphs 8.6, 8.7 and 8.8 hereof, their acquisition cost shall include the expenses actually incurred by the Company in connection with the delivery of such assets and their preparation for operation.

8.10.   The value of fixed assets at which they were registered for accounting purposes shall not be subject to change, with the exception of situations stipulated by the existing legislation of the Russian Federation.

Modification of acquisition value shall of fixed assets be allowed in the event of completion of construction works, installation of additional equipment, reconstruction and partial liquidation of such fixed assets.

8.11. The Company may conduct revaluation of groups of homogenous fixed assets in accordance with the existing legislation of the Russian Federation, but not more frequently than one time each year.

Revaluation of fixed assets shall be conducted by recalculation of their acquisition value and current (replacement) value, if such assets were previously revalued, and depreciation accumulated since the commencement of utilization of such assets.

The results of revaluation of fixed assets conducted as of the first day of the reporting year shall be shown separately in the Company’s accounting records. The results of such revaluation shall not be included into the accounting statements for the previous reporting year, and shall be used to form the balance sheet as at the beginning of the current reporting year.

The amount by which the value of fixed assets is increased as a result of revaluation shall be debited from Account 01 “Fixed Assets” and credited to Account 83 “Additional Capital”. If the amount by which the value of fixed assets is increased as a result of revaluation is equal to the amount by which it was reduced as a result of revaluation during any previous reporting period and which was debited from Account 91 as an operating expense, it shall be credited to Account 91 as an operating income.

The amount by which the value of fixed assets is decreased as a result of revaluation shall be classified as undistributed profit (uncovered loss) and debited from Account 84 “Undistributed Profit (Uncovered Loss)”.

The amount by which the value of fixed assets is decreased shall decrease the additional capital (Account 83) consisting of the increases of the value of fixed assets as a result of revaluation during any previous reporting year. The excess of the amount by which the value of fixed assets is decreased as a result of revaluation over the amount by which it was increased as a result of revaluation during any previous reporting period, such amount having been credited to the additional capital account, shall be posted to the undistributed profit account (Account 84).

If the relevant fixed asset has been disposed of, the amount by which its value was increased as a result of revaluation shall be transferred from the additional capital account (Account 84) to the undistributed profit account (Account 84).

8.12.   The value of the Company’s fixed assets shall be gradually reduced by accumulating depreciation. The Company shall use the linear depreciation method. Fixed assets shall be depreciated using the norms based on their useful lives. Useful lives of fixed assets put into operation after January 1, 2004, shall be determined in accordance with the order of the General Manager of the Company approving useful lives for each type of fixed assets based on the Uniform Russian Classification of Fixed Assets, taking into consideration the depreciation classes specified in Order of the Government of the Russian Federation No. 1 dated January 1, 2002. Rates of depreciation of fixed assets which were put into operation prior to January 1, 2004, shall be determined in accordance with the provisions of Decree of the Government of the Russian Federation No. 1072.

8.13. In the Company’s accounting records, fixed assets accumulated depreciation shall be shown on the debit side of expense accounts in correspondence with the credit side of the depreciation account.

As concerns fixed assets leased to third parties, accumulated depreciation shall be shown on the credit side of the depreciation account (Account 02) in correspondence with the debit side of expense accounts.

8.14. Fixed assets whose value does not exceed RUR 10,000 per unit shall be charged to production (distribution) costs by fully depreciating them as they are being put into operation. Acquired books, brochures and other similar publication shall be charged to production (distribution) costs as they are being released into operation.

8.15.  Useful lives of acquired second-hand fixed assets shall be defined as the difference between the useful lives approved by the appropriate order of the General Manager of the Company with respect to new fixed assets of the same type, and duration of actual operation of such assets by their previous owners.

If duration of actual operation of any such asset by its previous owner(s) proves to be equal to, or exceeds, its useful life approved by the appropriate order of the General Manager of the Company, the Company shall determine its useful life independently, subject to safety requirements and other factors.

8.16. Pursuant to the existing legislation, the following fixed assets shall not be depreciated:

•             Fixed assets whose consumer properties do not change with time (land plots and natural facilities);

•             Residential real properties (residential houses, hostels, apartments, etc.);

•             Real property improvements and other similar assets (forests, roads, etc.);

•             Plantations of perennial plants which have not attained the age of gainful exploitation;

•             Fixed assets put into long-term storage in accordance with the established procedure.

Residential real properties, real property improvements, perennial plants and breeding stock which have not attained the age of gainful exploitation shall be amortized at approved rates at the end of the reporting year. Amortization of these assets shall be posted to a separate off-balance sheet account.

8.17. Depreciation shall be accrued on a continuing basis throughout the duration of the useful lives of fixed assets, with the exception of situations where the General Manager of the Company authorizes the transfer of any fixed asset into long-term storage for more than three months, and during any restoration period, if its duration exceeds 12 months.

Upon completion of reconstruction, refurbishment or modernization, the funds invested may increase acquisition value of the appropriate fixed asset if its original parameters have been improved, in which case during the month following the month in which acquisition value was increased as described above depreciation charges shall be based on the replacement value of such fixed asset, but its original useful life shall not be deemed to have been increased.

 8.18. Depreciation accruals shall start on the first day of the month following the month in which the appropriate fixed asset was registered for accounting purposes, and shall continue until the value of such fixed asset is fully depreciated, or until it is written off the Company’s balance sheet. Depreciation accruals shall cease on the first day of the month following the month in which the value of the appropriate fixed asset is fully depreciated, or the fixed asset is written off the Company’s balance sheet or transferred into long-term storage.

8.19. To account for disposal of fixed assets (sale, write-off, partial liquidation, etc.), there shall be a special Sub-Account 03 “Disposal of Fixed Assets” of Account 01 “Fixed Assets” in the Chart of Accounts. The debit side of this sub-account shall be used to post the value of disposed fixed assets, while its credit side shall be used to post accumulated depreciation from Account 02 “Fixed Assets Depreciation”.   Residual value of the disposed fixed asset shall be transferred from the credit side of Account 01.03 to the debit side of Account 91 “Other Income and Expense Items”.

8.20. Costs associated with all types of repairs (current, interim, capital repairs) of production fixed assets shall be charged to the relevant expense items comprising production costs, without establishing any special repair funds.

8.21.  Fixed assets which require installation and are in transit, even though the title thereto has already vested in the Company, shall be posted to Account 07-04 “Titles to Equipment” corresponding with Account 60 at the estimated value specified in the appropriate supply agreement, with subsequent adjustment to bring this value into conformity with the actual value.

8.22. If, with respect to any real estate property, all capital investments have been made, all source documents evidencing its transfer to, and acceptance by, the Company have been filed, title documents have been submitted for state registration, and the property, de facto, has been into operation, depreciation shall accrue in accordance with the general rule starting with the first day of the month following the month in which the property was put into operation. After such properties are posted to the Company’s balance sheet as fixed assets following completion of their state registration, the previously accrued amount of depreciation charges shall be adjusted accordingly.

9.  INTANGIBLE ASSETS

9.1. Accounting for intangible assets shall comply with the requirements of Accounting Standard PBU 14/2000 approved by Order of the Ministry of Finance of the Russian Federation No. 91n dated October 16, 2000.

Intangible assets shall be defined as assets meeting the following conditions:

•             Lack of material (physical) structure;

•             Ability to be identified (segregated, separated) by the Company as existing independently of other assets;

•             Ability to be used for manufacture of products, performance of works, provision of services, or management of the affairs of the Company;

•             Utilization for an extended period of time (useful lives in excess of 12 months);

•             Ability to generate economic benefits (income) for the Company in the future;

•             Availability of properly made documents evidencing the existence of the assets and the fact that the Company has exclusive title to the fruit of intellectual activity related thereto (patents, certificates, other title documents, etc.).

Intangible assets shall include the following objects of intellectual property (exclusive title to the fruit of intellectual activity):

•             Exclusive title of the patent holder to inventions, production prototypes, models;

•             Exclusive copyright to computer software and databases;

•             Exclusive title of the owner to trade marks;

•             Business reputation of the Company;

•             Administrative expenses (expenses incurred in connection with the establishment of a legal entity which, pursuant to the constitutive documents of the Company, are recognized as contributions of the members to the charter (unit) capital);

•             Other assets listed in PBU 14/2000.

9.2. Intangible assets shall be shown in the accounting records and statements at the actual cost of acquisition, creation, manufacture, and preparation for utilization for intended purposes.

Acquisition value of intangible assets received as contributions to the charter capital shall be determined based on their estimated cash value agreed with the founders (members) of the Company, except when otherwise stipulated by the existing legislation of the Russian Federation.

The value of intangible assets at which they were registered for accounting purposes shall not be subject to change, with the exception of situations stipulated by the existing legislation of the Russian Federation.

9.3. Intangible assets shall be posted to the debit side of Account 04 in correspondent with Account 08.

9.4. Intangible assets shall be depreciated using the linear method, based on their acquisition value and depreciation rates which shall depend on the duration of their useful lives.

9.5. Useful lives of intangible assets shall be determined by the Company at the time when they are registered for accounting purposes. If it proves impossible to determine the useful life of any intangible asset, it shall be depreciated over a period of time equal to twenty years.

9.6. Depreciation of intangible assets shall be posted to the credit side of Account 05 in correspondence with the production (distribution) cost accounts.

9.7.  Upon disposal of intangible assets, their value as posted on Account 04 “Intangible Assets” shall be reduced by the amount of accumulated depreciation (from the debit side of Account 05 “Intangible Assets Depreciation”. Residual value of disposed intangible assets shall be transferred from the credit side of Account 04 to the debit side of Account 91 “Other Income and Expense Items”.

10.  ACQUISITION, PROCUREMENT, ACCOUNTING AND WRITE-OFF OF INVENTORIES

10.1. Accounting for inventories shall comply with the requirements of Accounting Standard PBU 5/01 “Accounting or Inventories” approved by Order of the Ministry of Finance of the Russian Federation No. 44n dated June 9, 2001.

Inventories shall include the following items:

•                  Raw and other materials which are used for production or management needs or scheduled for sale;

•                  Finished products (see Section 13 for description of the rules applicable to accounting for the manufacture of finished products);

•                  Goods;

•                  Containers and packaging materials.

10.2. Production stock, containers, packaging materials and goods shall be shown in the accounting records and statements at actual cost.

10.3. Actual cost of the aforementioned items shall be determined on the basis of their acquisition cost:

•             Amounts paid to the sellers under the appropriate contracts, without taking into consideration value added tax and other reimbursable taxes;

•             Amounts paid to various entities for provision of information and consulting services in connection with the acquisition of inventories;

•             Customs duties;

•             Expenses incurred in connection with the procurement and delivery of inventories to the place of their utilization, including insurance costs;

•             Remunerations paid to intermediaries through which inventories were acquired;

•             Non-reimbursable taxes paid in connection with the acquisition of inventories;

•             Costs incurred in connection with the preparation of inventories for being used for intended purposes;

•             Other costs directly associated with the acquisition of inventories.

General overheads and other similar expenses shall not be classified as actual costs incurred in connection with the acquisition of inventories, except when they are directly attributable thereto.

10.4. Actual costs of acquisition of inventories shall be determined subject to the foreign currency translation gains or losses arising prior to the registration of inventories for accounting purposes in situations where the payment is made in rubles for an amount equivalent to the amount denominated in foreign currency

(conventional unit). Foreign currency translation gains and losses arising after inventories have been registered for accounting purposes shall be classified as non-operating income (expense) items and posted to Account 91 “Other Income and Expense Items”.

10.5. The cost of inventories and goods shall also include the costs incurred in connection with the acquisition of related containers and packaging materials. If the cost of containers and packaging materials received from suppliers together with inventories is included into the price of such inventories, such cost may be, if necessary, deducted from total costs to the extent that such containers and packaging materials may be put to new use.

10.6. Actual cost of inventories received under agreements envisaging discharge (payment) of obligations in-kind shall be the value of the assets transferred or due to be transferred by the Company. The value of the assets transferred or due to be transferred by the Company shall be determined based on the price which the Company usually assigns to similar assets under similar circumstances. If it proves impossible to determine such value, the cost of received inventories shall be determined based on the price of acquisition of similar inventories.

10.7. The actual cost of inventories at which they were registered for accounting purposes shall not be subject to change, with the exception of situations stipulated by the existing legislation of the Russian Federation.

10.8. The actual cost of inventories being released into production, or otherwise disposed of, shall be determined based on the average unit cost of each type of inventories which, in its turn, shall be calculated as the quotient of total cost of the relevant type of inventories by the quantity of such inventories consisting, respectively, of the cost and quantity balances at the beginning of the appropriate month and the cost and quantity of inventories received as of the date of such release or disposal. Average cost shall be calculated for each type of inventories taking into consideration all analytical data related to the accounts used for inventory accounting.

10.9. Responsibility for maintaining records of fuel and lubricants shall be borne by the person appointed by the General Manager of the Company. Such person shall submit to the Accounting Department monthly reports on the consumption of fuel and lubricants based on the data contained in trip tickets.

10.10. The cost of consumed fuel and lubricants shall be charged to the cost of products (works, services) at the rates approved by the General Manager of the Company.

10.11. The cost of inventories with respect to which supply contracts stipulate that the title thereto passes to the Company at the time of shipment, and inventories which, at the end of the month, are in transit or have not been collected from supplier warehouses shall be posted to the debit side of Account 10 “Materials” or Account 41 “Goods”, respectively, and to the credit side of Account 60 “Settlements with Suppliers and Contractors” (without being registered as having been delivered to the warehouse of the Company), at the value stipulated by the appropriate supply contracts with subsequent adjustment to the actual cost (if no shipment documents are available), or at actual cost (if shipment documents or facsimile copies thereof are available).

10.12.  Upon disposal of inventories (whether by release into operation or otherwise), their cost shall transferred from the credit side of Account 10 “Materials” to the debit side of Account 91 “Other Income and Expense Items”; upon sale or gratuitous transfer of inventories, their cost shall be posted to the debit side of Account 90-02 “Cost of Sales”.

10.13. Goods acquired by the Company for resale shall be posted at acquisition value. The purchase price of such goods shall include all costs listed in paragraph 10.3. If it proves impossible to allocate by individual goods expenses incurred in connection with the their procurement and delivery to central warehouses (bases) prior to their resale, such costs shall be classified as distribution expenses.

10.14 Finished products shall be posted to Account 43-01 “Finished Products at Warehouses” as follows:

•             During the month, finished products are transferred from the credit side of Account 40-01 “Manufacture of Products from Proprietary Raw Materials” to the debit side of Account 43-01 “Finished Products at Warehouses”, using scheduled costs;

•             At the end of the reporting month, the balance on the debit side of Account 40-01 “Manufacture of Products from Proprietary Raw Materials” shall be used to determine the actual production costs.

10.15.  Account 40-01 shall contain information about the differences between the scheduled prices and the actual production costs. The amount of such differences shall be posted to the same accounts as those to which the finished products were posted, and distributed in proportion to the quantity of the finished products at standard cost. Savings (excess of scheduled over actual costs) shall be posted by using a “red ink entry” (reversal entry), while overruns (excess of actual over scheduled costs) shall be posted by an additional accounting entry. The amount of the differences attributed to sold goods shall be posted to the debit side of Account 90 “Sales”.

10.16. Account 40 shall be closed on a monthly basis, and shall have no balance on the reporting date. The differences attributed to the balance of finished goods at the end of the month shall be recorded on separate sub-accounts.

10.17. Reusable containers shipped to customers shall be posted at the actual acquisition cost by using the following entry: Dt Account 45 – Ct Account 10-04. Collateral received for reusable containers shall be posted at the price of such collateral by using the following entry: Dt Account 62-01 – Ct Account 62-04.

11. PROTECTIVE CLOTHES AND SPECIAL ACCESSORIES

To ensure efficient accounting, all protective clothes and special accessories shall be divided into the following three groups:

1)             Protective clothes and special accessories with useful lives not exceeding 3 months, regardless of their value.

These assets shall be posted to accounts 10-07-03,10-07-04,10-07-05 and 10-07-06 similarly to materials, with more than one unit per each classification number.

The cost of protective clothes with useful lives of less than 3 months shall be charged to production costs in terms of both amount and quantity at the time when they are issued to the appropriate employee (released into operation).

Release of protective clothes and special accessories into operation shall be reflected in the accounting records by making the following entries: Dt Account 10-07-04 “Protective Clothes in Use” – Ct Account 10-07-03 “Protective Clothes at Warehouse”, and Dt Account 10-07-06 “Special Accessories in Use” – Ct Account 10-07-05 “Special Accessories at Warehouse”. Concurrently therewith, the cost of protective clothes and special accessories shall be charged to costs by debiting expense accounts and crediting Account 10-07-04 “Protective Clothes in Use” and Account 10-07-06 “Special Accessories in Use”.   As a result, no protective clothes shall remain of the balance sheet of the Company.

2)             Protective clothes and special accessories with useful lives ranging from 3 months to 12 months, regardless of their value, and protective clothes and special accessories with useful lives exceeding 12 months and a value of less than RUR 10 thousand.

These protective clothes shall be posted to Account 10 similarly to materials, with more than one unit per each classification number.

To ensure preservation of such types of protective clothes, at the time when they are issued to the appropriate employee (released into operation) they shall be charged to production costs only in terms of amount.

Release of protective clothes and special accessories into operation shall be reflected in the accounting records by making the following entries: Dt Account 10-07-04 “Protective Clothes in Use” – Ct Account 10-07-03 “Protective Clothes at Warehouse”, and Dt Account 10-07-06 “Special Accessories in Use” – Ct Account 10-07-05 “Special Accessories at Warehouse”. Concurrently therewith, the cost of protective clothes and special accessories shall be charged to costs by debiting expense accounts and crediting Account “cy.”10-07-04 “Protective Clothes in Use” and Account 10-07-06 “Special Accessories in Use” only in terms of amount, without indicating the quantity.   As a result, such protective clothes shall be reflected on the balance sheet in the appropriate quality at zero cost.

3)             Protective clothes and special accessories with useful lives exceeding 12 months and a value of more than RUR 10 thousand.

Such protective clothes and special accessories shall be posted to Account 10 similarly to fixed assets, with individual inventory number being assigned to each item.

Release of protective clothes and special accessories into operation shall be reflected in the accounting records by the following entries: Dt Account 10-07-04 “Protective Clothes in Use” – Ct Account 10-07-03 “Protective Clothes at Warehouse”, and Dt Account 10-07-06 “Special Accessories in Use” – Ct Account 10-07-05 “Special Accessories at Warehouse”. These assets shall be depreciated by using the linear method throughout their useful lives as determined by applicable special standards. The appropriate accounting entry shall be as follows: Dt Expense Accounts – Ct Account 10-07-04 “Protective Clothes in Use” and Account 10-07-06 “Special Accessories in Use”.

Depreciation charge = acquisition value * monthly depreciation percentage rate.

As a result, such protective clothes and special accessories shall be reflected on the balance sheet in the appropriate quality at residual value.

12. PRODUCTION IN PROGRESS AND DEFERRED EXPENSES

12.1. Products (works) which have not passed through all stages envisaged by the technological process, and products which have not passed quality assurance, shall be classified as production in progress.

12.2. Production in progress shall be shown on the balance sheet at production cost.

12.3. Expenses incurred during the reporting period, but related to future reporting dates, shall be shown in accounting records as a separate item (deferred expenses), and shall be charged to production and distribution costs (or to the appropriate sources of funding used by the Company) in equal installments throughout the period to which they relate.

 Deferred expenses shall include licenses for the conduct of certain types of operations, which shall be depreciated throughout the effective terms of such licenses.

13. INCOME AND EXPENSE ACCOUNTING

13.1. Accounting for the Company’s income and expenses shall comply with the requirements of Accounting Standard PBU 9/99 “Corporate Income” approved by Order of the Ministry of Finance of the Russian Federation No. 32n dated May 6, 1999, and Accounting Standard PBU 10/99 approved by Order of the Ministry of Finance of the Russian Federation No. 33n dated May 6, 1999.

13.2. The income of the Company shall be defined as the increase of economic benefits as a result of receipt of assets (cash, other property) and/or discharge of obligations, having the net effect of increasing the capital of the Company other than the contributions of the members (owners of property).

13.3. The following items received from legal entities and individuals shall not be classified as the income of the Company:

•             Value added tax, excise duties, export duties and other similar mandatory payments;

•             Amounts received under commission agreements, agency agreements and other similar agreements by the commissionaire, principal, etc.;

•             Amounts received as prepayments for products, goods, works, services;

•             Amounts received as advance payments for products, goods, works, services;

•             Down payments;

•             Pledged assets, if the appropriate pledge agreements envisage that such pledged assets should be in the custody of the pledgee;

•             Amounts received in repayment of credits, loans extended to borrowers.

13.4. The income of the Company shall be divided into:

(a) Income from routine operations;

(b) Operating income;

(c) Non-operating income;

(d) Extraordinary income.

13.5. Routine income of the Company shall include the following items:

•             Proceeds from the sale of products, goods, inventories;

•             Proceeds related to the performance of works and provision of services;

•             Proceeds related to the transfer, for a fee, of the assets of the Company into temporary possession and temporary use;

•             Proceeds related to the granting, for a fee, of rights arising out of patents to inventions, production prototypes and other types of intellectual property (hereinafter collectively referred to as the “proceeds”).

The amount of the proceeds shall be determined taking into consideration foreign currency translation gains or losses emerging when the payment is made in rubles for an amount equivalent to the amount denominated in foreign currency (conventional unit), such gains and losses increasing or decreasing the amount of the proceeds, respectively. Foreign currency translation gains and losses shall be defined as the difference between the ruble value of an asset denominated in foreign currency (conventional units) which has actually been received a part of the proceeds, such value being calculated at the official or another agreed exchange rate as of the date when such asset is registered for accounting purposes, and the ruble value of such asset calculated at the official or another agreed exchange rate as of the date of recognition of such proceeds. The proceeds shall be posted to Account 90 “Sales”.

13.6. Operating income of the Company shall include the following items:

•             Proceeds related to equity participations in other entities (including interest and other income on securities);

•             Profit received by the Company from joint operations (under ordinary partnership agreements);

•             Proceeds from the sale of fixed assets and other assets not listed in paragraph 14.5;

•             Interest received on the cash transferred by the Company into temporary use, and interest received from the bank for the use by the latter of the cash deposited by the Company with such bank;

•             Proceeds from the sale of foreign currency.

13.7. Non-operating income of the Company shall include the following items:

•             Fines, penalties and forfeits paid to the Company for violation by the counterparties of the terms and conditions of their agreements with the Company (these items shall be posted in the amounts awarded by courts or recognized by debtors);

•             Assets received on a gratuitous basis, including assets received under donation agreements (these items shall be posted at their market value). The market value of assets received on a gratuitous basis shall be determined by the Company based on the prices for the same or similar assets in effect as of the date when they are registered for accounting purposes. The information about the prices in effect as of such date shall be supported by the appropriate documents or the findings of expert evaluation.  Assets received on a gratuitous basis, including assets received under donation agreements, shall be classified as deferred income and posted to the credit side of Account 98 “Deferred Income” in correspondence with the appropriate asset accounts. Depreciation of gratuitously received assets shall be posted to the credit side of Account 02 “Fixed Assets Depreciation” in correspondence with the appropriate production and distribution costs accounts.  Concurrently with the accrual of depreciation of fixed assets and release of inventories, amounts posted to Account 98 with respect to gratuitously received assets shall be transferred to the credit side of Account 91 “Other Income and Expense Items”;

•             Amounts received as indemnification of losses sustained by the Company (these items shall be posted in the amounts awarded by courts or recognized by debtors);

•             Profits of past period identified during the reporting year;

•             Accounts payable and deposits payable with expired periods of limitations (these items shall be posted in the amounts in which they were reflected in the accounting records of the Company);

•             Translation adjustments;

•             Amounts by which the value of assets is increased as a result of revaluation (these amounts shall be determined in accordance with the approved assets revaluation procedure);

•             Other non-operating income items (these items shall be posted in their actual amounts);

•             Budget allocations received by the Company as partial coverage of interest payments under credit agreements.

13.8. Operating income, non-operating income and extraordinary income shall be posted to Account 91 “Other Income and Expense Items”.

13.9.  Expenses of the Company shall be defined as the decrease of economic benefits as a result of disposal of assets (cash, other property) and/or assumption of obligations, having the net effect of decreasing the capital of the Company other than the reduction of contributions of the members (owners of property).

13.10. The following asset dispositions shall not be classified as expenses of the Company:

•             Amounts related to acquisition (creation) of non-current assets (fixed assets, construction in progress, intangible assets, etc.);

•             Contributions to charter (unit) capitals of other entities, acquisition of shares of joint stock companies and other securities not for resale (sale);

•             Amounts paid under commission agreements, agency agreements and other similar agreements to the commissionaire, principal, etc.;

•             Amounts paid as prepayments for inventories and other goods, works, services;

•             Amounts paid as advances for inventories and other goods, works, services;

•             Amounts paid as repayment of credits, loans received by the Company.

13.11. Depending on their nature, conditions in which they are incurred, and related areas of operations of the Company, the expenses of the Company shall be divided into:

(a) Expenses related to routine operations;

(b) Operating expenses;

(c) Non-operating expenses;

(d) Extraordinary expenses.

 13.12. Expenses of the Company related to routine operations shall include the following items:

•             Expenses related to production and distribution of its products;

•             Expenses related to purchase and sale of goods;

•             Expenses related to manufacture, acquisition and sale of inventories;

•             Expenses related to performance of works and provision of services;

•             Expenses related to the transfer, for a fee, of the assets of the Company into temporary possession and temporary use;

•             Expenses related to the granting, for a fee, of rights arising out of patents to inventions, production prototypes and other types of intellectual property.

The amount of the expenses shall be determined taking into consideration foreign currency translation gains or losses emerging when the payment is made in rubles for an amount equivalent to the amount denominated in foreign currency (conventional unit), such gains and losses increasing or decreasing the amount of the expenses, respectively. Foreign currency translation gains and losses shall be defined as the difference between the ruble value of an expense denominated in foreign currency (conventional units) which has actually been incurred, such value being calculated at the official or another agreed exchange rate as of the date when the appropriate account payable is registered for accounting purposes, and the ruble value of such expense calculated at the official or another agreed exchange rate as of the date of recognition of such expense.

Expenses related to routine operations shall also include replacement of the value of fixed assets, intangible assets and other depreciable assets in the form of depreciation charges.

13.13. Expenses of the Company related to routine operations shall comprise:

•             Expenses related to acquisition of raw and other materials, goods and other inventories;

•             Expenses incurred directly in the course of processing (finishing) of the inventories with a view to manufacture products; performance of works/provision of services and sale thereof; and sale of the goods (expenses related to the maintenance and operation of fixed assets and other non-current assets, expenses related to the keeping of such assets in good operating order, as well as commercial, administrative and other expenses).

13.14. Expenses of the Company related to routine operations shall be grouped as follows:

•             Material costs;

•             Labor costs;

•             Social benefits;

•             Depreciation;

•             Other costs.

For accounting purposes, the Company shall organize the maintenance of accounting records with respect to expenses with a breakdown by cost items. Cost accounts shall be maintained in accordance with the provisions of Section 12 of this Policy.

13.15. With a view to arrive to the financial result of routine operations, the Company shall determine the cost of sold goods, products, works and services which shall be based on expenses related to routine operations, whether the same are recognized during the current or any previous reporting period, and unexpired expenses related to receipt of income during any subsequent reporting period, subject to adjustments to account for the differences inherent in manufacture of products, performance of works and provision of services, as well as in the sale thereof and in the sale (resale) of goods.

Commercial and administrative expenses shall be fully recognized during the reporting period in which they were recognized as expenses related to routine operations of the Company.

 13.16. Administrative expenses shall be posted to the debit side of Account 26 “General Overheads” in correspondence with the accounts related to inventories, payment of wages and salaries to employees, settlements with other entities (individuals), etc. Administrative expenses shall include the following items: administrative management expenses; expenses related to the maintenance of managerial personnel not directly associated with the production process; expenses related to depreciation and repair of administrative and general fixed assets; expenses related to the payment of rent for general premises; expenses related to the payment of land taxes and vehicle taxes; expenses related to the payment for information, audit, consulting and other services; other similar administrative expenses.

At the end of each reporting period, administrative expenses shall be charged to products sold (debit of Account 90).

Administrative expenses shall be allocated among various types of operations in proportion to the proceeds (without tax) from the sale of products (works, services) received from such types of operations.

The basis for the allocation of such expenses among various types of operations shall be the gross pre-tax income from sales, based on applicable selling prices.

For the purposes of commercial operations, gross income shall be defined as the difference between the income received and the cost of goods sold.

13.17. Commercial expenses shall be posted to Account 44 “Distribution Expenses”, and shall include all expenses related to the sale of products, goods, works and services. Commercial expenses shall include the following items: advertising expenses; marketing expenses; expenses related to the delivery of the products to buyers, branches, and points-of-sale; expenses related to the movement of products within structural units; commissions (fees) paid to sellers and other intermediaries; expenses related to the maintenance of the premises used to store the products at points-of-sale and payment of wages and salaries to the employees of distribution units; licensing fees for the right to use trade marks; other similar expenses.

13.18. At the end of each month, all distribution expenses posted on the debit side of Account 44 shall be transferred to the debit side of Account 90 “Sales”. The items posted to Account 44 “Distribution Expenses”, other than the items posted to Account 44-04 “Export Distribution Expenses”, shall be allocated within each type of operations in proportion to the gross income from the sale of products, goods (works, services), with the exception of the income related to export sales of goods and services, and with the exception of the types of operations related to the transfer, for a fee, of the assets of the Company into temporary possession or temporary use. The items posted to Account “Export Distribution Expenses” shall be allocated within each type of operations in proportion to the gross income from the sale of products, goods (works, services) related to export sales of goods and services, with the exception of the types of operations related to the transfer, for a fee, of the assets of the Company into temporary possession or temporary use. For the purposes of commercial operations, gross income shall be defined as the difference between the income received and the cost of goods sold.

13. 19. Operating expenses of the Company shall include the following items:

•             Expenses related to equity participations in charter capitals of other entities;

•             Expenses related to the sale, disposal and other withdrawal of fixed assets and other assets not listed in paragraph 14.12;

•             Interest paid by the Company for cash credits and loans received by it;

•             Expenses related to the payment for the services provided by credit institutions;

•             Allocations to valuation reserves established in accordance with the applicable accounting rules (loan loss provisions, securities impairment provisions, etc.), and to reserves established in connection with the recognition of contingent commitments of the Company;

•             Expenses related to the sale of foreign currencies;

•             Other operating expenses.

13.20. Non-Operating expenses of the Company shall include the following items:

•             Fines, penalties and forfeits paid by the Company for violation of the terms and conditions of agreements with various counterparties (these items shall be posted in the amounts awarded by courts or recognized by the Company);

•             Indemnification of the losses inflicted by the Company;

•             Losses of past periods recognized during the reporting year;

•             Accounts receivable with expired periods of limitations, other non-collectable debts (these items shall be posted in the amounts in which they were reflected in the accounting records of the Company);

•             Translation adjustments;

•             Amounts by which the value of assets is decreased as a result of revaluation (these amounts shall be determined in accordance with the approved assets revaluation procedure);

•             Fund transfers (contributions, payments, etc.) related to charitable activities, expenses related to sports events, leisure activities, cultural events, as well as other similar expenses;

•             Other non-operating expenses.

13.21. Extraordinary expenses of the Company shall include expenses incurred as a result of the operation of force majeure circumstances (natural disasters, fires, accidents, nationalization of property, etc.).

13.22. Operating expenses, non-operating expenses and extraordinary expenses shall be posted to Account 91 “Other Income and Expense Items”.

14. INCOME AND EXPENSE RECOGNITION

14.1. Proceeds shall be recognized, if the following conditions are satisfied:

•             The Company has the right to receive such proceeds, such right arising from a specific agreement or another document similar to an agreement, or being otherwise properly confirmed;

•             The amount of the proceeds can be quantified;

•             There exists certainty that a specific operation shall result in an increase of economic benefits to the Company. Certainty that a specific operation shall result in an increase of economic benefits to the Company exists when the Company has received certain assets as payment, or when eventual receipt of such assets causes no doubts whatsoever;

•             The title to (the right to possess, use and dispose of) the products (goods) has passed from the Company to the buyer, and the work has been accepted by the customer (the services has been provided);

•             Expenses that have been, or shall be, incurred in connection with the operation can be quantified.

If at least one of the above conditions is not satisfied with respect to cash or other assets received or to be received by the Company as payment, the appropriate item shall be recognized in the Company’s accounting records as accounts receivable, and not as proceeds.

14.2. If the proceeds from the sale of products, performance of works, provision of services cannot be quantified, it shall be registered for accounting purposes in the amount equal to the amount of recognized expenses related to the manufacture of such products, performance of such works or provision of such services which shall subsequently be reimbursed to the Company.

14.3. Other receipt shall be recognized as follows:

•             Receipts from the sale of fixed assets and other assets other than cash (with the exception of foreign currency), products and goods, as well as interest received from the loans extended by the Company and income from equity participations in other entities shall be recognized in accordance with the procedure similar to that described in paragraph 15.1 of this Policy. For accounting purposes, interest shall accrue for each complete reporting period in accordance with the terms and conditions of the appropriate agreements; fines, penalties and forfeits for contractual defaults and indemnification of the losses sustained by the Company shall be recognized during the reporting period in which they were awarded by courts or recognized by debtors;

•             Accounts payable and deposits payable with expired periods of limitations shall be recognized during the reporting period in which periods of limitations have expired;

•             Amounts by which the value of assets is increased as a result of revaluation shall be recognized during the reporting period in which there occurs the date as of which revaluation was performed;

•             Other receipts shall be recognized as they are being received (identified).

14.4. Expenses shall be recognized, if the following conditions are satisfied:

•                  The appropriate expense is made in accordance with the provisions of a specific agreement or another document similar to an agreement, or subject to the requirements of applicable laws and regulations or prevailing business customs;

•                  The amount of the expense can be quantified;

•                  There exists certainty that a specific operation shall result in a decrease of economic benefits to the Company. Certainty that a specific operation shall result in a decrease of economic benefits to the Company exists when the Company has transferred certain assets, or when eventual transfer of such assets causes no doubts whatsoever.

If at least one of the above conditions is not satisfied with respect to any expense incurred by the Company, the appropriate item shall be recognized in the Company’s accounting records as accounts payable.

Linear depreciation charges shall be recognized as expenses.

14.5. Expenses shall be recognized during the reporting period in which they were incurred, regardless of when the cash was actually paid, or when the expense was otherwise made (assumption of temporal determinacy of business operations).

15. CAPITAL AND RESERVE FUND

15.1. The Company’s accounting records shall show the amount of charter capital registered in the constitutive documents of the Company as the sum total of contributions (units, shares at par value, installments) made by the founders (members) of the Company.

15.2. Amounts by which the value of non-current assets is increased as a result of revaluation conducted in accordance with the established procedure shall be shown as additional capital.

15.3.   The amount of the difference between the selling price and the par value of shares emerging in the course of formation or increase of the charter capital shall be shown in accounting records as issuance income, such income being one of the components of additional capital.

15.4.  The Company shall create a reserve fund, the amount thereof being as stipulated by the charter of the Company, but at least 5 percent of the amount of the charter capital. The reserve fund shall be formed by mandatory annual contributions, such contributions to be made until the fund attains the amount stipulated by the charter of the Company. The amount of the annual contributions shall be provided by the charter of the Company, but may not be less than 5 percent of net profit of the Company until the fund attains the amount stipulated by the charter of the Company.

16. DEFERRED CHARGES RESERVE

16.1. To ensure continuous steady inclusion of expenses into production costs, the Company shall create a reserve covering deferred charges and vacation allowances. The amounts so reserved shall be posted to the credit side of Account 96 “Deferred Charges Reserves” in correspondence with production and distribution cost accounts.

16.2. The reserve shall be created in accordance with the following procedure:

1.          The Company shall determine the anticipated payroll for the reporting year, including the uniform social tax (UST).

2.          The Company shall determine the aggregate amount of expenses related to the payment of vacation allowances during the reporting year, including UST, and the amount of additional expenses covering vacation allowances not used during the preceding reporting year, including UST. These expenses shall be calculated as the product of the number of vacation days (including those not used during the preceding reporting year) and the average daily salary paid to the employees of the Company. To calculate the average daily salary, the anticipated payroll shall be divided by the expected number of employees, then by 12, and then by 29.6 (average number of calendar days in a month for the purposes of calculation of vacation allowances).

3.          The rate of contributions to the reserve shall be calculated in accordance with the following formula: Contribution rate = paragraph 2 / paragraph 1 * 100. The contribution rate shall be rounded to the second decimal place using standard rounding rules.

4.          The amount of monthly contribution to the reserve shall be calculated in accordance with the following formula: Monthly contribution = actual payroll (including UST) per month * contribution rate, and shall be posted using the following accounting entry: Dt Accounts 20, 23, 25, 26, 44, 91 – Ct Account 96-01.

5.          The amount of vacation allowances actually accrued and payable to the employees shall be posted by using the following accounting entry: Dt Account 96-01 – Ct Accounts 70, 69.

6.          On the last day of the current reporting year, the Company shall audit the reserve (compare the amount of funds transferred to the reserve with the actual amount of paid vacation allowances).

The amount of deferred charges related to the payment to the employee of vacation allowances shall be adjusted to take into consideration the number of unused vacation days, the average daily labor expenses (subject to the approved methodology for the computation of the average salary), and mandatory UST payments.

 16.3. No other deferred charges reserves shall be created by the Company.

17. PROPERTY INSURANCE PAYMENTS

17.1. The Company shall voluntarily execute insurance agreements, with all expenses related thereto being charged to production costs.

17.2. Accrued insurance payments shall be posted to the credit side of Account 76/1 “Property and Personal Insurance Premiums” in correspondence with production cost accounts (Accounts 20, 23, 25, 26, 44, 91, and 97).

17.3. The aforementioned insurance payments shall be transferred from the credit side of cash accounts (Accounts 51, 52, 50) to the debit side of Account 76/1.

17.4. If the insurance agreement envisages that the insurance premium should be paid in one installment for the entire effective term thereof (or for a portion of such term), the relevant expenses shall be recognized gradually throughout the effective term of such agreement (or throughout the appropriate portion of such term). If that is the case, insurance payments shall be posted to the credit side of Account 76-01 “Property and Personal Insurance Premiums” in correspondence with the debit side of Account 97 “Deferred Expenses”, and then gradually written off in equal installments throughout the effective term of the insurance agreement to Accounts 25, 26, 44, and 91.

17.5. If the insurance agreement envisages that the insurance payment should be paid in monthly installments, the relevant expenses shall be recognized during the month in which the Company, acting in accordance with the provisions of such agreement, transferred (released) the cash required for the payment of insurance premiums.   If that is the case, accrued insurance payments shall be posted to the credit side of Account 76-01 “Property and Personal Insurance Premiums” in correspondence with Accounts 25, 26, 44, and 91. The aforementioned insurance payments shall be posted to the credit side of cash accounts (Accounts 51, 52, 50) in correspondence with the debit side of Account 76-01.

17.6. Losses of insured inventories shall be transferred from the credit side of Accounts 10, 12, and 40 to the debit side of Account 76/1.

17.7. Insurance benefits received by the Company from insurance companies shall be posted to the debit side of cash accounts (Accounts 51, 52, 50, 55) and to the credit side of Account 76/1.

17.8. To the extent that losses resulting from the occurrence of insured events are not compensated by insurance benefits, they shall be transferred from the credit side of Account 76/1 to the debit side of Account 91.

17.9. Analytical accounting records on Account 76/1 shall be maintained with a breakdown by insurers and individual insurance agreements.

18. PROFITS (LOSSES), FUNDS, PROFIT DISTRIBUTION

18.1. Profit (loss) shall be defined as the net financial result (profit or loss) of the reporting period, as determined on the basis of accounting records reflecting all business operations of the Company, and shall be posted to Account 99 “Profits and Losses”.

The net financial result shall consist of the financial result of routine operations and other income and expense items, including extraordinary income and extraordinary expense. The losses (expenses) and profits (income) of the Company shall be posted to the debit and credit sides of Account 99, respectively.

18.2. When accounting statements are prepared at the end of the reporting year, Account 99 “Profits and Losses” shall be closed by the last December entry, and the balance thereof shall be transferred to the credit (debit) side of Account 84 “Undistributed Profit (Uncovered Loss) of the Reporting Year”.

18.3. Profits and losses which have been identified during the reporting year, but are related to operations of past years, shall be included into the financial result of the reporting year.

18.4. Income which has been received during the reporting year, but is related to subsequent reporting periods, shall be shown in accounting records and statements as a separate item on Account “Deferred Income”. Such income shall be included into the financial result upon the occurrence of the reporting period to which it is related.

18.5. The profit remaining at the disposal of the Company shall be distributed in accordance with the appropriate resolution of the general meeting of shareholders.

19. EXCHANGE RATE GAINS AND LOSSES AND
FOREIGN CURRENCY TRANSLATION GAINS AND LOSSES

19.1. Exchange rate gains and losses arising in connection with the fluctuation of the official exchange rates of foreign currencies vis-à-vis the Russian ruble during the reporting year shall be classified as non-operating income and expense items, and posted to Account 91 “Other Income and Expense Items”.

19.2. Foreign currency translation gains and losses arising as a result of recognition of the income (proceeds) of the Company during the reporting period when such income (proceeds) is posted to the accounts of the Company shall be classified as part of such income (proceeds).

19.3. If foreign currency translation gains and losses arise during the reporting year following the year during which the income (proceeds) of the Company was posted to the accounts of the Company, they shall be classified as non-operating income (expense).

19.4. Foreign currency translation gains and losses arising in connection with the acquisition of fixed assets and inventories after such fixed assets and inventories are registered for accounting purposes shall be classified as non-operating income (expense).

19.5. Foreign currency translation gains and losses arising after the acceptance of services provided to the Company shall be classified as expenses related to routine operations, and posted to the same expense accounts as those used for posting the cost of such services. If foreign currency translation gains and losses arise during the reporting year following the year during which the services provided to the Company were accepted and posted to the accounts of the Company, they shall be classified as non-operating income (expense).

20.  CREDITS AND LOANS, COMPOSITION AND PROCEDURE
FOR THE RECOGNITION OF CREDIT AND LOAN LOSSES

20.1. Accounting for amounts owed under credits and loans received by the Company, and for expenses related to the discharge of obligations under credits and loans, including commodity and commercial loans and loans, obtained by issuance of notes and issuance and distribution of bonds, shall comply with the requirements of Accounting Standard PBU 15/01 “Credits and Loans Accounting” approved by Order of the Ministry of Finance of the Russian Federation No. 60n dated August 2, 2001.

20.2. Credits and loans, as well as interest payable to creditors and lenders, shall be posted to Account 66 “Settlements under Short-Term Credits and Loans” and Account 67 “Settlements under Long-Term Credits and Loans”, with the principal and interest payable being posted to separate sub-accounts. Analytical accounting records for credits and loans received, including loan commitments assumed by the Company, shall be maintained with a breakdown by types of credits and loans, credit institutions and other lenders extending such credits and loans, and individual credits and loans (types of loan commitments).

20.3. The principal amount of the debt (hereinafter referred to as the “indebtedness”) owed to the creditor or lender under the appropriate credit or loan agreement shall be posted in accordance with the terms and conditions of such credit or loan agreement in the amount equal to the amount of cash actually received by the Company, or to the cash value of other property received by the Company under the agreement, at the time when such cash or property is actually received by the Company, as part of accounts payable.

20.4   Indebtedness of the Company under credits and loans received shall, for accounting purposes, be divided into short-term indebtedness and long-term indebtedness. Short-term indebtedness shall be defined as indebtedness under credits and loans received with contractual maturities not exceeding 12 months; long-term indebtedness shall be defined as indebtedness under credits and loans received with contractual maturities exceeding 12 months.

20.5. The Company shall reclassify long-term indebtedness as short-term indebtedness.  Reclassification of long-term indebtedness under credits and loans received as short-term indebtedness shall be performed by the Company at the time when, in accordance with the terms and conditions of the appropriate credit agreement and/or loan agreement, there remains 365 days to the date of repayment of the principal.

20.6. In situations stipulated by the existing legislation, the Company may engage in borrowing by issuance of notes, and by issuance and distribution of bonds (hereinafter referred to as the “outstanding loan commitments”).

20.7.  The indebtedness under credits and loans received which is denominated in foreign currency or conventional units shall be posted by the Company in rubles, the amount thereof being converted at the exchange rate of the Central Bank of the Russian Federation in effect as of the date of the operation (extension of credit or loan, issuance of loan commitments) or, if no such exchange rate is quoted by the Central Bank of the Russian Federation, at the exchange rate determined by mutual agreement of the parties.

20.8. Return by the Company of credits or loans received, including outstanding loan commitments (principal amount), shall be shown in the accounting records of the borrower as reduction (repayment) of the appropriate accounts payable.

20.9.  Expenses related to the receipt and utilization of credits and loans shall include the following:

•             Interest payable to creditors and lenders on the credits and loans received from them;

•             Interest and discounts on due and payable notes and bonds;

•             Additional costs incurred in connection with the receipt of credits and loans, issuance and distribution of loan commitments;

•             Exchange rate gains and losses and foreign currency translation gains and losses related to due and payable interest on credits and loans received and denominated in foreign currency or conventional units, such gains and losses accruing from the date of accrual of interest in accordance with the terms and conditions of the appropriate agreements to the date of the actual payment (transfer) of such interest.

20.10. Expenses related to credits and loans received shall be recognized during the period in which they are incurred (hereinafter referred to as the “current expenses”), with the exception of the portion of such expenses to be included into the cost of the appropriate investment assets.

Accrued interest shall be posted to separate sub-accounts. Interest accrued under short-term and long-term credit and loan agreements and payable within 365 days after the reporting date shall be posted to Sub-Account 66-02 “Interest on Short-Term Credits and Loans”.  Interest accrued under short-term and long-term credit and loan agreements and payable within more than 365 days after the reporting date shall be posted to Sub-Account 67-02 “Interest on Long-Term Credits and Loans”.  Interest posted to Account 67-02 and payable within more than 67-02 days after the reporting date shall be transferred to Sub-Account 66-02 “Interest on Short-Term Credits and Loans”.

20.11. Investment assets shall be defined as fixed assets, real properties and other similar assets whose acquisition and/or construction require significant time and expenses. Such assets shall be classified as goods and not as investment assets, if they are acquired expressly for the purpose of subsequent resale.

20.12. Expenses related to credits and loans shall be included into current expenses in the amounts due under the appropriate credit and loan agreements executed by the Company, regardless of the form and the date which the relevant payments are actually made.

20.13. Interest on credits and loans received shall be accrued by the Company in accordance with the procedure established by the appropriate credit and loan agreements.

20.14. Indebtedness under credits and loans received shall be shown in accounting records and statements so as to include the interest payable under the terms and conditions of the appropriate credit and loan agreements at the end of the reporting period.

20.15. Interest and discounts on due and payable notes and bonds and other outstanding loan commitments shall be shown by the Company in its accounting records and statements in accordance with the following procedure:

(a) with respect to outstanding notes – the note issuer shall classify the amount indicated on the note (hereinafter referred to as the “note principal amount”) as accounts payable.

If any interest accrues on the note principal amount of outstanding notes, indebtedness related to such notes shall be shown by the note issuer so as to include the interest due and payable on such notes in accordance with the terms and conditions of the note issue agreement at the end of the reporting period.

If the note is issued with a view to obtain a cash loan, the amount of the interest or discounts due and payable to the note holder shall be classified by the note issuer as operating expenses.

(b) with respect to outstanding bonds – the bond issuer shall classify the par value of the bonds issued and distributed as accounts payable.

If any interest accrues on the bonds, the bond issuer shall post the indebtedness related to distributed bonds so as to include the interest due and payable on such bonds at the end of the reporting period.

If there is any income (interest or discount) due and payable on outstanding bonds, the bond issuer shall classify and post it as operating expenses during the reporting periods to which the relevant income relates.

Interest on other loan commitments due and payable to the lender shall be accrued by the Company in equal (monthly) installments and classified as operating expenses during the reporting periods to which the relevant accruals relate.

20.16. Additional costs incurred in connection with the receipt of credits and loans, issuance and distribution of loan commitments, may include expenses related to the following:

•             Provision of legal and consulting services to the borrower;

•             Provision of copying and duplication services;

•             Payment of taxes and duties (in situations stipulated by the existing legislation);

•             Expert evaluations;

•             Consumption of communication services;

•             Other expenses directly related to the receipt of credits and loans and distribution of loan commitments.

20.17. Additional expenses related to receipt of credits and loans and distribution of loan commitments shall be included into current expenses during the reporting period in which they were recognized. Additional expenses shall be first recorded as deferred expenses, and then reclassified as operating expenses over the duration of the period of repayment of the aforementioned loan commitments.

20.18. Accrued interest on due and payable credits and loans denominated in foreign currency or conventional units shall be recorded in rubles, the amount thereof being converted at the exchange rate of the Central Bank of the Russian Federation in effect on the date when such interest was actually accrued in accordance with the terms and conditions of the appropriate agreement or, in the absence of such official exchange rate, at the exchange rate mutually agreed by the parties.

20.19. Expenses related to credits and loans directly associated with the acquisition and/or construction of investment assets shall be included into the value of such assets and depreciated over time. Expenses related to non-depreciable credits and loans directly associated with the acquisition and/or construction of investment assets shall not be included the value of such assets, being instead classified as operating expenses.

20.20. Inclusion of expenses related to credits and loans received into the acquisition value of investment assets shall be discontinued on the first day of the month following the month when such assets are recorded for accounting purposes as fixed assets or asset groups (with a breakdown by the types of assets comprising such groups).

20.21. If any investment assets are not recorded for accounting purposes as fixed assets or asset groups (with a breakdown by the types of assets), but the Company has actually started to use them for manufacture of products, performance of works or provision of services, inclusion of expenses related to credits and loans received into the acquisition value of such investment assets shall be discontinued on the first day of the month following the month when the operation of such assets actually started.

21.  AMENDMENTS AND ADDITIONS TO ACCOUNTING POLICY

21.1. This Accounting Policy may be amended in the following situations:

•             Reorganization of the Company;

•             Change of the owner of the Company;

•             Modification of accounting laws and regulations;

•             Development of new accounting methodologies (either by the Ministry of Finance of the Russian Federation or by the Company);

•             Material changes in the conditions in which the Company conducts its operations;

•             Other situations stipulated by the Law “On Accounting”.

21.2. To ensure comparability of data, all changes to this Accounting Policy shall come into effect as of the beginning of a new fiscal year.   Exclusions from this rule shall be possible, if the relevant accounting regulations allow retroactive use of new standards.

21.3.                   Approval of new methods to be used for the maintenance of accounting records of business operations of the Company which are different from those conducted earlier, or are entirely new, shall not be deemed to be a change to this Accounting Policy.

21.4. All changes to this Accounting Policy shall be well substantiated and confirmed by appropriate orders or instructions.

Chief Accountant of the Company	V.V. Khaminov

Accounting Policy for Taxation Purposes in 2005

1. General

1. Tax accounting of Wimm-Bill-Dann Foods, OJSC shall be performed in accordance with the Tax Code of the Russian Federation.

2. Head of the Company shall be liable for organization of tax accounting.

3. Chief Accountant of the Company shall be liable for maintenance of tax records.

4. Tax accounting data shall reflect the procedure for establishing the amounts of proceeds and expenses, the procedure for establishing the share of expenses to be included into the reported period expenses, the balance of expenses (losses) to be recorded as deferred expenses, as well as the amount of indebtedness to the state budget in relation to the profit tax.

5. Analytical tax accounting registers shall mean consolidated forms for systematizing the tax accounting data.

6. Tax accounting registers shall be maintained in electronic form based on the software operated be the Company.

2. Date of acknowledgment of proceeds and expenses

1. Company’s proceeds shall be acknowledged in the reported (tax) period in which they were accrued, notwithstanding the actual receipt of cash, other property (works, services) and(or) proprietary rights (accrual method shall apply in compliance with Article 271 of the Tax Code of the Russian Federation).

2. Company’s expenses related to several reported periods shall be recorded as expenses evenly during the above periods.

3. For the purpose of the value added tax calculation in accordance with clause 1 sub-clause 1 of Article 167 of the Tax Code of the Russian Federation, the sales proceeds shall be acknowledges at the moment of the shipment (transfer) of the goods (works, services).

4. Expenses determined in Article 252 of the Tax Code of the Russian Federation shall be acknowledged in the reported (tax) period, to which they are related, notwithstanding the time of the actual payment of cash (accrual method shall apply in accordance with Article 272 of the Tax Code of the Russian Federation) and shall be determined taking into account the provisions of Articles 318-320 of the Tax Code of the Russian Federation.

5. Company’s additional expenses connected with credits and loans, shall be acknowledged as such in the reported period of their occurrence.

3.  VAT

1. In accordance with Article 170 of the Tax Code of the Russian Federation, if the amount of the Company’s expenses in relation to activities not subject to VAT in accordance with the Tax Code of the Russian Federation, exceeds 5% of the total amount of expenses, the Company shall maintain separate records in accordance with the approved Regulation (Annex 1). Activities in connection with export sale of goods (works, services) shall be subject to VAT.

2. The procedure of allocation of VAT redeemable from the state budget, for inventories, works and services used in product manufacturing intended for sale at the domestic market as well as for export shall be performed in compliance with the approved Procedure (Annex 2).

4. Proceeds and expenses

1. Company’s proceeds shall included proceeds related to production and sales, as well as non-sales proceeds.

2. Sales proceeds shall include proceeds determined in accordance with Article 249 of the Tax Code of the Russian Federation.

3.  Company’s expenses shall be divided into:

•             expenses related to production and sales

•                material costs

•                labor costs

•                accrued depreciation

•                other expenses

•             non-sales expenses

4. Average value assessment method shall apply to writing-off of stock and raw materials used in the manufacturing (production) of goods (performance of works, provision of services), taking into account all analytical data used on accounts for the record of stock and raw materials (clause 8, Article 254 of the Tax Code of the Russian Federation).

5. Redeemable expenses shall be assessed at the reduced value, approved by the Head of the Company, and shall be deducted from the amount of the material costs.

5. Depreciation

1. The original (replacement) value of the property to be depreciated shall be redeemed using the linear method, based upon the standards calculated taking into account the service life of the property in accordance with articles 258, 259 of the Tax Code of the Russian Federation.

The custom duties payable in case of the fixed assets purchase shall be included into the original value of the fixed assets.

2. The service life of the fixed assets shall be determined on the basis of the Order of the Head of the Company, establishing the service life for each article of the fixed assets in accordance with the All-Russian Classifier of Fixed Assets (OKOF) in accordance with depreciation groups approved by the Regulation of the Government of the Russian Federation dated 01.01.2002 No.1.

3. The accrued depreciation amount for fixed assets put into operation prior to January 1, 2002 shall be determined by multiplying the depreciated cost of a fixed assets determined as of January 1, 2002 by a depreciation rate calculated on the basis of the remaining service life.

4. The remaining service life shall be determined as a difference between the service life approved by the Order of the Head of the Company taking into account the Classifier of the Fixed Assets to be included into depreciation groups, and the actual period of use up to January 1, 2002.

5. Fixed assets, for which the actual service life is equal to or exceeds the service life approved by the Order of the Head of the Company, as of January 1, 2002, shall be included into a separate depreciation group for the purpose of assessment by the depreciated value.

6. The depreciated cost of the fixed assets, stipulated in clause 5, shall be recorded as expenses evenly during 7 years.

7. For fixed assets commissioned after January 1, 2002, depreciation shall be determined as production of the original value of the fixed assets and the depreciation rate calculated on the basis of the service life approved by the Order of the Head of the Company, and the relevant depreciation group.

8. No depreciation shall accrue on the fixed assets, depreciated value of which is equal to zero.

6. Record of exchange rate and total settlement differences.

 1. Should the settlement date under the contractual terms differ from the sales date (record date) of the goods (works, services), the total settlement difference shall be included into the non-sales proceeds or expenses (articles 250, 265 of the Tax Code of the Russian Federation).

2. Exchange rate differences resulting from reappraisal of property in the form of currency valuables and receivables (liabilities), which value is expressed in a foreign currency, including currency accounts with banks, to be performed in connection with the fluctuations of the official foreign currency exchange rate to the Russian ruble rate established by the Central Bank of the Russian Federation, shall be included into the non-sales proceeds or expenses accordingly (articles 250, 265 of the Tax Code of the Russian Federation).

7. Reserves

1. In accordance with Article 324.1 of the Tax Code of the Russian Federation, the Company shall form the reserve of future expenses for paid leaves.

2. The above reserve shall be formed as follows:

1. The pay roll planned for the reported year shall be determined taking into account the Single Social Tax.

2. The amount payable in connection with the employees’ paid leaves in the reported year shall be determined taking into account the Single Social Tax, as well as additional amounts payable in connection with the paid leaves not used in the previous reported period (taking into account the respective Single Social Tax). The above expenses shall be determined as production of the number of paid leave days (included the non-used leaves) and the average daily wages for the Company. To determine the average daily wages of the company the planned payroll shall be divided by the planned number of employees, then by 12 and 29.6 (average number of calendar days per month for the purpose of the leave pay calculation).

3. The percentage of allocations to the reserve shall be calculated using the following formula: % of allocations = cl.2/cl.1*100. The allocation percent shall be rounded to the second digit in accordance with the rounding rules.

4. The amounts of monthly allocations to the above reserve shall be calculated using the formula: amount of monthly assignment = actual payroll (including Single Social Tax) per month * percentage of assignments.

5.  The reserve assessment (its comparison with the amounts actually spent for the paid leaves) shall be performed on the last day of the current reporting year.

The reserve of future expenses for paid leaves should be adjusted taking into account the number of days of the non-used leaves, average daily wages (on the basis of the established method for the average wages calculation) and obligatory payments of the single social tax.

8. Securities accounting

1. Accounting of securities, both traded in the organized securities market and non-tradable, shall be performed in accordance with Article 280 of the Tax Code.

2. The cost of withdrawn securities in case of their sale or otherwise shall be written off at their unit value.

9. Direct and indirect costs (article 318 of the Tax Code)

1.   In accordance with Article 318 of the Tax Code of the Russian Federation, direct costs shall include:

•             Stock and raw materials used in production of goods (performance of work, rendering services) and (or) forming the basis thereof or being an integral production component. Direct costs shall include the inner packaging of goods.

•             Components, semi-finished goods, which are subject to additional processing.

•             Labor costs of personnel directly involved in goods production, performance of works, rendering of services.

•             The amount of the single social tax accrued on the labor costs of personnel directly involved in goods production. Allocations to the Pension Fund of the Russian Federation shall not be included into direct costs and shall be deemed indirect costs.

•             Depreciation allocations for fixed assets used in production, performance of works, provision of services.

2. Evaluation of the unfinished goods shall be performed in the amount of direct costs related to the unfinished services.

3. Evaluation of shipped but unsold goods shall be performed on the basis of the shipment data (in natural measurements) and direct costs reduced by the amounts distributed to the balance of unfinished production and finished goods. The amount of direct costs shall be distributed on the basis of the share of the shipped but not sold goods in the total volume of the shipped goods.

4. Indirect costs shall be included into the production and sales costs of the given reported (tax) period in full.

11. Trade operation costs (article 320 of the Tax Code of the Russian Federation)

1. In accordance with article 320 of the Tax Code of the Russian Federation, direct costs  in case of goods purchase by the Company shall include the costs of such goods delivery from the warehouse, unless such costs are included in the goods price.

2. Other expenses of the current month, excluding non-sale expenses (article 265) shall be deemed indirect and shall be fully deducted from the proceeds of the current month.

3. Direct costs related to the balance of goods in stock shall be determined in accordance with the average percentage:

K =	Sn transport costs+ Incoming transport costs
Sk goods + Sold goods

The amount of transport costs, = K* Sk goods falling to the balance, where

Sn transport costs          - balance of the transport costs as of the beginning,

Sk goods                        - balance of goods as of the end,

Incoming transport costs - amount of received transport services in the reported period, VAT exclusive

4. In case of goods resale, the goods shall be assessed by the average cost (article 268 of the Tax Code).

12.  Accounting of fixed assets repair costs

1. In accordance with Article 260 of the Tax Code of the Russian Federation, repair costs shall be acknowledged for the taxation purposes in the reported period when actually paid, in the amount of actual costs.

13. Interests on debt liabilities

1. The marginal rate of interest on debt liabilities to be included into the expenses shall be deemed equal to the discount rate multiplied by 1.1 in case of a debt liability in Russian rubles, and equal to 15 percent in case of a foreign currency liability.

14. Payment of profit tax

1.  On the basis of articles 286, 287 of the Tax Code of the Russian Federation, the Company shall calculate and pay the profit tax by monthly advance payments based upon actual profit subject to taxation, calculated as progressive total.

Chief Accountant	V.V. Khaminov

7.5. Information on total export and export share in total sales

The Issuer doesn’t export its production.

7.6. Information on cost of the Issuer’s immovable property and on material changes in the Issuer’s property after the end of the last complete financial year

The Issuer owns no immovable property.

In the said period there were no material changes in the Issuer’s property.

7.6. Information on any court proceedings the Issuer is involved in, in case such court proceedings may affect the Issuer’s business operations

No such court proceedings were initiated.

VIII Additional data on the Issuer and its outstanding securities.

8.1. Data on the Issuer’s charter capital.

8.1.1                    Information on the amount, the structure of the authorized stock (share fund) of the Issuer

Amount of the Issuer’s charter capital (RUR.): 880,000,000

Charter capital Breakdown by Share Category:

Common Shares:

  total amount (RUR.): 880,000,000

  share of the charter capital: 100%

Preferred Shares:

  total amount (RUR.): 0

  share of the charter capital: 0%

Part of the Issuer’s stock circulates outside the Russian Federation by force of circulation in accordance with the foreign right of foreign Issuers’ securities, which confirm rights in relation to the said stock of the Issuer.

Category (type) of stock circulating outside the Russian Federation – common stock, registered, non-documentary;

Share of stock circulating outside the Russian Federation in the total stock of the said category: 39.99%

Name and location of the foreign Issuer whose securities confirm rights for the Issuer’s stock of the appropriate category (type)

Name: Bankers Trust Company (currently, Deutsche Bank Trust Company Americas)

Location: 60 Wall Street, New York, NY 10005

Brief description of program (program type), which authorizes issue of a foreign Issuer’s securities to confirm rights for the stock of the appropriate category (type)

In January 2002, the Issuer concluded a deposit agreement with Bankers Trust Company. Under the said Agreement, the latter company agreed to accept the Issuer’s securities (shares) to be deposited by the Issuer and, consequently, to issue American Depository Shares (ADSs). The rights for ADSs were confirmed by American Depository Receipts (ADRs) issued for the owners of the ADSs.

Information on obtaining the Federal Commission’s permission for circulation of the Issuer’s shares of the relevant category (type) outside the Russian Federation;

The Issuer received the following permissions from the FCSM of Russia.

Notification of 26.12.2001 No. DG-04/8750 (permission for circulation of shares under the issue reg. number 1-01-06005-A of 15.06.2001; number of securities permitted for circulation – 573,001).

Notification of 01.11.2001 No. DG-04/7424 (permission for circulation of shares 1) under the issue reg. number 1-01-06005-A of 15.06.2001; number of securities permitted for circulation – 2,640,000, and 2) under the issue reg. number 1-02-06005-A of 30.10.2001, number of securities permitted for circulation – 9,000,000).

Notification of 06.11.2002 No. DG-04/12514 (permission for circulation of shares under the issue reg. number 1-01-06005-A of 15.06.2001; number of securities permitted for circulation – 2,200,000).

Notification of 16.03.2004 No.04-DG-04/4634 (permission for circulation of shares under the issue reg. number 1-01-06005-A of 15.06.2001; number of securities permitted for circulation – 3,186,999)

Name of foreign trade arranger through which the foreign Issuer’s securities certifying the rights in regard to the Issuer’s shares are circulating;

New York Stock Exchange (NYSE)

8.1.2. Information on changes in the authorized stock (share fund) of the Issuer

Size and structure of the authorized stock (share fund) of the Issuer as of the starting date of the said period

The authorized stock before change (RUR 700,000,000) was made up of 35,000,000 ordinary nominal uncertified shares (issue reg. number 1-01-06005-A of 15.06.2001),

Name of the Issuer’s management body having decided on changes in the Issuer’s authorized stock;

General meeting of the Issuer’s shareholders

Compilation date and number of the minutes of the meeting of the Issuer’s management body, where the decision on changes in the size of the Issuer’s authorized stock was taken;

Minutes No. 2 of September 7, 2001.

Size of the Issuer’s authorized stock after change.

RUR 880 000 000.

8.1.3. Information on formation and use of the reserve fund and other funds of the Issuer

Fund title – reserve fund;

Size of the fund set up by the association documents

....Article 11 of the Charter:

11.1. The Company will have a reserve fund in the amount of 5% (five percent) of the Company’s authorized stock.

Cash size of the fund as of the ending date of the accounting quarter –

RUR 17,334,498.19 (1.97% of the Issuer’s authorized stock)

Size of provisions to the fund in each completed financial year – the Company’s reserve fund will be formed from mandatory annual provisions until it reaches the amount stipulated by the Company’s Charter. The size of the annual provisions shall not be less than 5% of the net profits until the fund reaches the amount stipulated by the Charter.….

Size of the provisions to the fund within reporting period -  none.

Size of the fund resources used during the accounting quarter, and areas of usage thereof - in the reporting quarter the resources of the reserve fund were not used (spent).

8.1.4. Information on the convocation and holding procedure for the meeting of the Issuer’s supreme management body

Title of the Issuer’s supreme management body;

General Shareholders’ Meeting

Procedure for notification of the shareholders about the meeting of the Issuer’s supreme management body;

Within the statutory terms, a notice of convocation of the General Shareholders’ Meeting shall be sent to each person included in the list of persons entitled to participating in the General Shareholders’ Meeting by registered mail, or delivered personally to each of such persons with receipt confirmation, as well as published in Wall Street Journal, New York, USA.

The persons (bodies) that have the right to convene (demand convocation of) an extraordinary meeting of the Issuer’s supreme management body, and procedure for filing (presentation) of such demands;

.....The extraordinary General Shareholders’ Meeting will be held upon decision of the Company’s Board of Directors on its own initiative, a demand of the Company’s Audit Committee, or shareholder(s) owning at least 10 percent of the Company’s voting shares as of the demand date.

The extraordinary General Shareholders’ Meeting at the demand of the Company’s Internal Audit Committee or shareholder(s) owning at least 10 percent of the Company’s voting shares will be convened by the Board of Directors of the Company.  The extraordinary General Shareholders’ Meeting convened at the demand of the Company’s Internal Audit Committee or shareholder(s) owning at least 10 percent of the Company’s voting shares shall be held within 40 days of the filing of the demand regarding convocation of the General Shareholders’ Meeting.

If the proposed agenda of the extraordinary General Shareholders’ Meeting contains the item of electing members of the Company’s Board of Directors who shall be elected by a cumulative vote, such General Shareholders’ Meeting shall be held within 70 days of the filing of the demand regarding convocation of such extraordinary General Shareholders’ Meeting.

When, in accordance with Articles 68 - 70 of the Federal Law “On Joint-Stock Companies”, the Company’s Board of Directors must take a decision on holding an extraordinary General Shareholders’ Meeting, such General Shareholders’ Meeting shall be convened within 40 days of the date the decision of holding such a meeting is taken by the Board of Directors.

When, in accordance with the Federal Law “On Joint-Stock Companies”, the Company’s Board of Directors must take a decision on holding an extraordinary General Shareholders’ Meeting for electing members of the Board of Directors to be elected by a cumulative vote, such General Shareholders’ Meeting shall be convened within 70 days of the date the decision of holding such a meeting is taken by the Board of Directors.

The demand for holding of an extraordinary General Shareholders’ Meeting shall contain the issues to be included in the agenda of the meeting. The demand for holding of an extraordinary General Shareholders’ Meeting may contain the wording of the resolutions on each of such questions, as well as the proposed form of holding such General Shareholders’ Meeting.

The Company’s Board of Directors may not make any changes in the wording of agenda items, the wording of the resolutions to be taken on such items, or change the proposed form of holding of the General Shareholders’ Meeting convened at the demand of the Company’s Internal Audit Committee, the Company’s Auditor, or shareholder(s) owning at least 10 percent of the voting shares of the Company.

In case the demand for convocation of an extraordinary General Shareholders’ meeting is filed by shareholder(s), it should contain the name(s) of the shareholder(s) demanding convocation of such meeting and the number and category (type) of the shares held by them.

The demand for convocation of an extraordinary General Shareholders’ Meeting will be signed by the person(s) demanding convocation of such General Shareholders’ Meeting.

Within five days of the date of filing of the demand by the Company’s Internal Audit Committee, the Company’s Auditor or shareholder(s) owning at least 10 percent of the voting shares of the Company for convocation of an extraordinary General Shareholders’ Meeting the Company’s Board of Directors shall resolve on convocation of such extraordinary General Shareholders’ Meeting or deny such convocation.

Procedure for defining the date of meeting of the Issuer’s supreme management body;

The date of holding of the General Shareholders’ Meeting will be defined by the Issuer’s Board of Directors.

Persons entitled to proposing agenda items for the meeting of the Issuer’s supreme management body and procedure for making such proposals;

The shareholder(s) owning collectively at least two percent of the Company’s voting shares can propose items for the agenda of the annual General Shareholders’ Meeting and candidates to the Company’s Board of Directors, the collective executive body, the Audit Committee (Auditors) and the Counting Commission of the Company, the number of which cannot exceed the authorized number of members of the relevant body, as well as a candidate for the position of the sole executive body. Such proposals shall be filed with the Company within 30 days of the end of the financial year.

In case the proposed agenda of the extraordinary General Shareholders’ Meeting contains the item of election of the Company’s Board of Directors (if they are elected by a cumulative vote), the shareholder(s) owning collectively at least two percent of the Company’s voting shares can propose candidates for the Company’s Board of Directors, the number of which cannot exceed the authorized number of members of the Board of Directors. Such proposals shall be filed with the Company not later than 30 days before the date of the extraordinary General Shareholders’ Meeting.

Proposals of the agenda items for the General Shareholders’ Meeting and the candidates shall be made in writing and state the name(s) of the proposing shareholder(s), the number and category (type) of the shares held, and shall be signed by the shareholder(s).

Proposals of the agenda items for the General Shareholders’ Meeting shall contain the wording of each proposed item, and the proposal of candidates shall contain the name of each proposed candidate, the name of the body the candidate is proposed for, and other details in accordance with the Company’s Articles of Association. Proposals of the agenda items for the General Shareholders’ Meeting may contain the wording of the resolution for each proposed item …..

Persons entitled to access the information (materials) provided for preparation and holding of the meeting of the Issuer’s supreme management body, and the procedure for accessing such information (materials).

Any persons entitled to participating in the General Shareholders’ Meeting can have access to the information (materials) provided for preparation and holding of the General Shareholders’ Meeting within 20 days, and in case of such General Shareholders’ Meeting of which the agenda contains the item of the company’s reorganization, within 30 days before the General Shareholders’ Meeting.

8.1.5                    Information on commercial organizations where the Issuer holds no less than 5% of the authorized stock (share fund) or no less than 5% of the ordinary shares

Name: Open Joint-Stock Company “Lianozovo Dairy”

Location: 127591, Moscow, Dmitrovskoe shosse, d.108

Issuer’s share in the charter capital of the legal entity: 98.02%

Issuer’s share in the total amount of ordinary shares of the entity: 98.02%

Share of this legal entity in the Issuer’s charter capital: 0%

Share of this legal entity in the total amount of Issuer’s ordinary shares: 0%

Name: Open Joint-Stock Company “Dairy”

Location: 353760, Timashevsk, Krasnodar Region. ul. Gibridnaya, d. 2

Issuer’s share in the charter capital of the legal entity: 70.47%

Issuer’s share in the total amount of ordinary shares of the entity: 70.47%

Share of this legal entity in the Issuer’s charter capital: 0%

Share of this legal entity in the total amount of Issuer’s ordinary shares: 0%

Name: Closed Joint-Stock Company “Production and Analytical Group Rodnik”

Location: 103009, Moscow, Bryusov per., d. 8/10, str. 2, 2nd floor, room 13a

Issuer’s share in the charter capital of the legal entity: 100%

Issuer’s share in the total amount of ordinary shares of the entity: 100%

Share of this legal entity in the Issuer’s charter capital: 0%

Share of this legal entity in the total amount of Issuer’s ordinary shares: 0%

Name: Closed Joint Stock Company “Wimm-Bill-Dann Trading Company”

Location: 103009, Moscow, Bryusov per., d. 8/10, str. 2, 2nd floor, room 17

Issuer’s share in the charter capital of the legal entity: 83.19%

Issuer’s share in the total amount of ordinary shares of the entity: 83.19%

Share of this legal entity in the Issuer’s charter capital: 0%

Share of this legal entity in the total amount of Issuer’s ordinary shares: 0%

Name: Limited Liability Company “Annino Milk”

Location: Russia, Voronezh Obalast, rabochii poselok Anna, ul. Sevastopolskaya, d. 4

Issuer’s share in the charter capital of the legal entity: 78.56%

Share of this legal entity in the Issuer’s charter capital: 0%

Name: Closed Joint Stock Company “Gulkevichi Creamery”

Location: 352150, Krasnodar Region, Gulkevichi, ul. Korotkova, d. 155

Issuer’s share in the charter capital of the legal entity: 52.24%

Issuer’s share in the total amount of ordinary shares of the entity: 52.24%

Share of this legal entity in the Issuer’s charter capital: 0%

Share of this legal entity in the total amount of Issuer’s ordinary shares: 0%

Name: Open Joint Stock Company Baltic Milk Dairy

Location: Russia, St. Petersburg, promzona Garnas, 6 Verkhny pereulok, 1

Issuer’s share in the charter capital of the legal entity: 100%

Issuer’s share in the total amount of ordinary shares of the entity: 100%

Share of this legal entity in the Issuer’s charter capital: 0%

Share of this entity in the total amount of Issuer’s ordinary shares: 0%

Name: Limited Liability Company “Wimm-Bill-Dann Mineral Water”

Location: 109028, Moscow, Yauzsky Boulevard, d. 16/15

Issuer’s share in the charter capital of the legal entity: 100%

Share of this legal entity in the Issuer’s charter capital: 0%

Name: Closed Joint Stock Company “Buryn Milk powder Plant”

Location: 245710, Ukraine, Sumy Region, Buryn, Konotopske shose, d. 1

Issuer’s share in the charter capital of the legal entity: 76%

Issuer’s share in the total amount of ordinary shares of the entity: 76%

Share of this legal entity in the Issuer’s charter capital: 0%

Share of this legal entity in the total amount of Issuer’s ordinary shares: 0%

Name: Open Joint Stock Company “Tuimazy Milk Plant”

Location: Republic of Bashkortostan, Tuimazy, ul. Severnaya, d. 9

Issuer’s share in the charter capital of the legal entity: 85%

Issuer’s share in the total amount of ordinary shares of the entity: 85%

Share of this legal entity in the Issuer’s charter capital: 0%

Share of this legal entity in the total amount of Issuer’s ordinary shares: 0%

Name: Open Joint-Stock Company “Vladivostok Dairy”

Location: 690087, Vladivostok, ul. Strelochnaya, d. 19

Issuer’s share in the charter capital of the legal entity: 97.44%

Issuer’s share in the total amount of ordinary shares of the entity: 97.44%

Share of this legal entity in the Issuer’s charter capital: 0%

Share of this legal entity in the total amount of Issuer’s ordinary shares: 0%

Name: Open Joint Stock Company “TOSHKENT SUT “

Location: Uzbekistan Republic, 700131, Tashkent, Akmaly-Ikramovsky region, massiv Chilanzar, ul. Zargarlik, dom 26

Issuer’s share in the charter capital of the legal entity: 76.98%

Issuer’s share of the ordinary shares of the legal entity: 76.98%

This entity’s share in the Issuer’s charter capital: none

This entity’s share of the ordinary shares of the Issuer: none

Name: Foreign entity Limited Liability Company “Vimm-Bill-Dann Toshkent”

Location: Uzbekistan Republic, 700131, Tashkent, Akmaly-Ikramovsky region, massiv Chilanzar, ul. Zargarlik, dom 26

Issuer’s share in the charter capital of the legal entity: 100%

This entity’s share in the Issuer’s charter capital: none

Description of the principal subsidiary’s activities: production and sale of milk and sour milk products.

Name: Open Joint-Stock Company “Kiev Dairy Plant No.3”

Location: 255500, Ukraine, Kievskaya oblast, Vishnevoe, ul. Promyshlennaya, 7

Issuer’s share in the charter capital of the legal entity: 94.88%

Issuer’s share in the total amount of ordinary shares of the entity: 94.88%

Share of this legal entity in the Issuer’s charter capital: 0%

Share of this legal entity in the total amount of Issuer’s ordinary shares: 0%

Name: Limited Liability Company “Valday Sanctuaries”

Location: 174350,Novgorodskaya oblasty, Okulovka, ul. Centralnaya, dom 5

Issuer’s share in the charter capital of the legal entity: 100%

This entity’s share in the Issuer’s charter capital: none

Name: Open Joint Stock Company “Tsaritsino Dairy”

Location: 115201, Russian Federation, Moscow, 1st Varshavsky Proezd, d. 6/10

Issuer’s share in the charter capital of the legal entity: 34.95%

Issuer’s share in the total amount of ordinary shares of the entity: 34.95%

Share of this legal entity in the Issuer’s charter capital: 0%

Share of this legal entity in the total amount of Issuer’s ordinary shares: 0%

Name: Open Joint Stock Company “Children’s Dairy Products Factory”

Location: 127591, Moscow, Dmitrovskoe shosse, d. 108-A

Issuer’s share in the charter capital of the legal entity: 25.1%

Issuer’s share in the total amount of ordinary shares of the entity: 25.1%

Share of this legal entity in the Issuer’s charter capital: 0%

Share of this legal entity in the total amount of Issuer’s ordinary shares: 0%

Name: Open joint stock company “Ufamolagroprom”

Location: 450038, Ufa, Internationalnaya street, d.129-a

Issuer’s share in the charter capital of the legal entity: 47.7%

Issuer’s share in the total amount of ordinary shares of the entity: 47.7%

Share of this legal entity in the Issuer’s charter capital: 0%

Share of this legal entity in the total amount of Issuer’s ordinary shares: 0%

Name: Open Joint-Stock Company “Bishkeksut”

Location: Kyrgyz Republic, Bishkek, Prospekt Chuy, d. 12A

Issuer’s share in the charter capital of the legal entity: 39.66%

Issuer’s share of the ordinary shares of the subsidiary: 39.66%

This entity’s share in the Issuer’s charter capital: none

This entity’s share of the ordinary shares of the Issuer: none

Name: Open Joint-Stock Company “Nizhny Novgorod Dairy”

Location: 603309, Nizhny Novgorod, ul. Larina, d. 19

Issuer’s share in the charter capital of the legal entity: 44.59%

Issuer’s share in the total amount of ordinary shares of the entity: 44.59%

Share of this legal entity in the Issuer’s charter capital: 0%

Share of this legal entity in the total amount of Issuer’s ordinary shares: 0%

Name: Closed Joint Stock Company “Karasuk Milk”

Location: Russia, Novosibirskaya oblasty, Karasuk, Radischeva street, d.16

Issuer’s share in the charter capital of the legal entity: 37.97%

Issuer’s share of the ordinary shares of the subsidiary: 37.97%

This entity’s share in the Issuer’s charter capital: none

This entity’s share of the ordinary shares of the Issuer: none

Name: Open Joint Stock Company “Obninsk Dairy Plant”

Location: Russia, Kalughskaya oblasty, Obninsk, Kurchatova street, d.53

Issuer’s share in the charter capital of the legal entity: 11.61%

Issuer’s share of the ordinary shares of the subsidiary: 11.61%

This entity’s share in the Issuer’s charter capital: none

This entity’s share of the ordinary shares of the Issuer: none

8.1.6. Data on the material transactions, performed by the Issuer.

No material transactions took place in the reporting period

8.1.7. Data on the Issuer’s credit ratings

Object of credit rating – the Issuer;

Credit rating as of the ending date of the last reporting quarter

Ratings awarded by Standart and Poor’s

B+/Negative (Standart and Poor’s International scale rating)

rusA+ (Standart and Poor’s Russian scale rating)

The ratings were reviewed and confirmed on March 23, 2004

Ratings awarded by Moody’s

B1 (as per Moody’s  International scale rating)

The said credit rating was reviewed and confirmed on April 29, 2004

Object of credit rating – US$ 150,000,000 Loan participation Notes issued by UBS (Luxembourg) S.A. for the sole purpose of financing a loan to the Issuer.

Credit rating as of the ending date of the last reporting quarter

B+ (Standart and Poor’s International scale rating)

RusA+ (Standart and Poor’s Russian scale rating)

The ratings were reviewed and confirmed on March 23, 2004

B3 (Moody’s International scale rating)

The said credit rating was reviewed and confirmed on April 29, 2004

Full and abbreviated corporate names (for non-commercial organizations – name), location of the organization awarding the credit rating;

Moscow Office

Standart and Poor’s International Services, Inc.

Address: 7th Floor, 4/7 bld. 2, Vozdvizhenka St., Moscow 125009

Moody’s Investors Service Ltd

Address: 2 Minster Court, Micing Lane, London, EC 3R 7XB, UK

Short description of the credit rating methodology;

Moody’s Investors Service

For awarding of the credit rating, Moody’s Investors Service uses the following methodology: evaluation of both quantitative and qualitative performance of the company; review of the fundamental performance having a long-term impact on the company’s operations; research work with evaluation of the company by international parameters adjusted for the national specifics, including accounting standards, legal base, etc., as well as the industry specifics.

Standard & Poor’s

Depending on the Issuer category and type of rating, Standard & Poor’s uses different methods of credit rating awards. In case of companies, they review business characteristics (market, competitive position, management and strategy), financial profile (financial policy, margins, capital structure, cash flows, financial flexibility). To award credit ratings, Standard & Poor’s experts use the methods of evaluating each company on the basis of the scale from one (the highest rating) to six (the lowest rating) points for each reviewed category compared against all other companies (irrespective of whether they are rated). There is no exact formula for aggregating the points thus defined into a single rating. The analysis variables are closely interconnected, and accents may be shifted in case, for example, of a separate review of the credit risk degree for the liabilities of a company denominated in the national or foreign currency.

Other credit rating data provided by the Issuer at its own discretion - None

8.2. Data on each category (type) of Issuer’s shares

Category: Common

Form of Shares: Registered, uncertificated

Nominal Price of One Issue Share: 20

Number of outstanding shares (number of shares not redeemed or cancelled) - 44,000,000 shares

Number of additional shares in the process of placement (number of shares of an additional issue without state registration of the issue results report) – 0 shares;

Number of announced shares: 44,000,000 shares

Number of shares on the Issuer’s balance sheet – 0 shares;

Number of additional shares that can be placed as a result of conversion of the placed securities convertible in shares, or as a result of fulfillment of obligations on the Issuer’s options – 0 shares;

Data on the State Registration:

Date of Registration: 06.02.2001

Registration Number: 1-01-06005-A

Body of State Registration (which has effected the consolidation of Issuer’s securities (shares) issues): Federal Commission for Security Market of Russia

Holder Rights for Shares of this Category (Type):

According to the Company’s Charter:

“8.1. Each common share of the Company grants the shareholder who owns it an identical amount of rights.

8.2.  Shareholders owning common shares of the Company may in accordance with the Federal Law on Joint Stock Companies and the Company’s charter participate in the General Meeting of Shareholders with the right to vote on all issues within its competence, and are entitled to receive dividends and, in the event of the Company’s liquidation, a part of its property.

8.3. A shareholder also has the right:

8.3.1. To elect and be elected to the management and supervisory bodies of the Company;

8.3.2. To obtain information from the Company’s management bodies in the manner established by current Russian legislation and by this Charter.

8.3.3. To appoint his own representative(s) to exercise his voting right and other rights granted by shares of the Company.

8.4. Shareholders owning common shares also have other rights granted to them by this Charter and by current legislation.

8.5. Conversion of common shares into preferred shares, bonds, or other issued securities is not permitted.

In accordance with the Russian law, shareholders have other rights, including, but not limited to:

1. Shareholder of open joint stock companies may dispose of their shares without the agreement of other shareholders of the company.

2. Shareholder or nominee holder may request that they be entered in the registry of the company’s shareholders no later than three days from the date of submission of documents required by the Russian legislation. A refusal to entry in the registry of the company’s shareholders may be appealed in court.

3. Shareholder or nominee holder may request that the keeper of the registry of the company’s shareholders confirm their right to shares by issuing an abstract from the registry of the company’s shareholders, which is not a security.

4. Shareholder may appeal in court a decision made by the general meeting of shareholders in violation of the provisions of the Act on Joint Stock Companies, other legislation of the Russian Federation, or the company’s Charter, if he/she did not participate in the general meeting of shareholders or voted against such decision, and the decision violates his/her rights and legal interests. The court may, upon considering all circumstances of the case, leave such decision effective if the vote of such shareholder could not affect the outcome of the voting, the violations were immaterial, and the decision did not cause damage to such shareholder.

5. Shareholder(s) owning a total of 2 or more percent of the company’s voting shares may, no later than 30 days from the end of the company’s fiscal year, if the company’s Charter does not stipulate a larger period, suggest no more than two issues for the agenda of the annual general meeting of shareholders and nominate candidates to the company’s Board of Directors and Inspection Commission, the number of them not to exceed the size of these bodies. A decree of the company’s Board of Directors refusing entry of an issue in the agenda of the annual general meeting of shareholders or of a candidacy in the list of candidates to the company’s Board of Directors and Inspection Commission may be appealed in court.

6. Shareholder(s) owning a total of 10 or more percent of the company’s voting shares as of the date of request may request an extraordinary general meeting of the company’s shareholders. A decree of the company’s Board of Directors refusing an extraordinary general meeting of shareholders may be appealed in court. If the company’s Board of Directors does not make a decision on holding an extraordinary general meeting or on refusing an extraordinary general meeting, persons requesting such meeting may hold an extraordinary general meeting of shareholders.

7. Shareholder(s) owning a total of 1 or more percent of the company’s offered equity shares may file a lawsuit against a member of the company’s Board of Directors, company’s individual executive body (President of the Board), or a member of company’s collective executive body (the Board) to cover the damage to the company, as stipulated in Section 71(2) of the Act on Joint Stock Companies.

8. Shareholders owning voting shares may request that the company buy all or part of their shares in the following cases: re-organization of the company or completion of a large-scale deal, decided upon by the general meeting of shareholders in accordance with Section 89(2) of the Act on Joint Stock Companies, if they voted against such deal or did not participate in the voting on these issues; change or amendments to the company’s Charter, or approval of the new edition of the Charter, limiting their rights,  if they voted against such decision or did not participate in the voting.

9. Shareholder(s) owning a total of 10 or more percent of the company’s voting shares, may at any time request an inspection (revision) of the company’s financial and economic activity.

10. Shareholder may request that the company provides him/her with paid copies of documents, listed in Section 89(1) of the Act on Joint Stock Companies, and other company documents, as stipulated in the Russian legislation.

11. Other rights, as stipulated by the current Russian law.

Data on the preferred shares

No preferred shares

Number of announced shares: none

8.3. Information on prior issues of the Issuer’s securities other than the Issuer’s shares

8.3.1. Information on issues, of which all securities have been redeemed (cancelled)

No information available.

8.3.2       Information on the issues, the securities under which still circulate

Data on Issuer’s bonds

Type: interest-bearing

Category: nonconvertible bearer bonds

Form of Securities: Certificated

Nominal Price of One Security of the issue: 1000 rubles

Date of Registration: March 25 2003

Registration Number: 4-01-06005-A

Body of State Registration: Federal Securities Commission of Russia

Date of Report of the Issue Registration: 03.07.2003

Body of State Registration: Federal Securities Commission of Russia

Number of Actually Placed Securities in accordance with the registered report on issue of securities: 1 500 000

Quantity of Issue Securities: 1 500 000

Total Issue Amount (RUR): 1 500 000 000

Limitations on Circulation of Issue Securities (if any):

No limitations.

Market Information on the Issue Securities:

All securities of this issue are traded at MICEX (ZAO).

Circulation Period: from 15.04.2003 to 15.04.2006

Depository of centralised care of Issuer’s securities:

Name: Non-commercial partnership “Natsional’nyj Depozitarnyj Tsentr” (National Depository Centre)

Place: Russia, 125009, Moscow, Srednij Kislovskij per. no.1/13, bld.4

Postal address: Russia, 125009, Moscow, Srednij Kislovskij per. no.1/13

Phone: (095) 956-27-89; 956-27-90

Fax: -

E-mail address: no address

License:

No. of License: 177-03431-000100

Date of issue: 4.12.2000

Period of validity: not established

Entity issued License: Federal Securities Commission of Russia

Date of activities’ start: 11.04.2003

The procedure of determining of income (interest rate) on each bond

The interest rate on the first coupon will be determined according to the results of an auction held at MICEX.

The interest rate on the first coupon will be calculated as the sum of the following two components:

•                  the level of inflation for the respective one-year period, defined as the Consumer Price Index of Russia for the calendar month ending no later than 45 days before the placement start date, as a percentage relative to the same of the preceding year, minus 100%. The CPI is calculated by the RF State Statistics Committee in accordance with a resolution of the RF State Statistics Committee dated March 25, 2002, monthly as a percentage relative to the same month of the preceding year;

•                  an inflation premium.

The CPI will be published on the Troika Dialog Investment Company website (www.troika.ru) no later than 10 days before the placement start date.

On the day of the auction to determine the interest rate on the first coupon, members of the Stock Market Section of MICEX will submit orders for the auction using the MICEX trading system both at their own expense and at the expense and on the instructions of their clients. The time of submission of orders for the auction will be established by MICEX. Orders to buy bonds will be submitted by members of the stock market section of MICEX to the Underwriter with the following significant terms specified:

a.1)         Purchase price: 100% of the face value;

a.2)         Number of bonds that the potential buyer would like to acquire if the Issuer were to set an interest rate on the first coupon greater than or equal to the acceptable first-coupon interest rate specified in the order;

a.3)         Acceptable interest rate on the first coupon. “Acceptable interest rate on the first coupon” means the interest rate at which, if such interest rate on the first coupon were announced by the Issuer, the potential investor would be prepared to buy the number of bonds specified in the order at the price of 100% of the face value. The acceptable interest rate on the first coupon shall be expressed in percent per annum to a precision of 1/100 (one-hundredth) of one percent;

Funds must be reserved in an amount sufficient to make full payment for the bonds specified in the orders, including MICEX’s commission.

Orders in which one or more of the aforesaid significant terms do not conform to the requirements set forth in sections a.1–a.3 and orders not backed by funds as provided in the preceding paragraph will not be accepted for the auction to determine the interest rate on the first coupon.

Upon the end of the submission period for orders for the auction to determine the interest rate on the first coupon, MICEX will prepare a register of the orders received and deliver the register to the Issuer and the Underwriter.

On the basis of an analysis of the orders submitted for the auction, the Issuer will adopt a resolution setting the interest rate on the first coupon and deliver a written copy of the adopted resolution to the Underwriter and MICEX.

 The rate of interest on the second, third, fourth, fifth, and sixth (C2, C3, C4, C5, and C6) shall be calculated from the level of inflation for the corresponding one-year period (as defined below). The level of inflation shall be determined on the basis of the Consumer Price Index for Russia calculated monthly by the RF State Statistics Committee in accordance with RF State Statistics Committee Resolution No. 23 of March 25, 2002, as a percentage relative to the same month of the preceding year. The interest rate on each of the aforesaid coupons shall be calculated using the following formula:

Cj = (C1 - Inflation 12M1) + Inflation 12Mj,

where

Cj = the interest rate for the jth coupon in percent per annum, j = 2, 3, 4, 5, 6;

C1 = interest rate of the first coupon, in percent per annum;

Inflation 12M1 = the CPI calculated by the RF State Statistics Committee for the calendar month ending no later than 45 days before the date of placement of the Bonds, as a percentage relative to the same month of the preceding year, minus 100%;

Inflation 12Mj =  the CPI calculated by the RF State Statistics Committee for the calendar month ending no later than 45 days before the start date of the jth coupon period, as a percentage relative to the same month of the preceding year, minus 100%;

(C1 - Inflation 12M1) = the inflation premium calculated after determination of the interest rate on the first coupon to a precision of 1/100 (one-hundredth) of one percent;

The CPI is provided by the RF State Statistics Committee upon request. The CPI will be published on the website of Troika Dialog Investment Company (www.troika.ru) 10 days before the start of the respective coupon period.

If a negative value for Cj is obtained from the formula specified above, Cj shall be taken as equal to zero; if the obtained value of Cj is greater than 25%, Cj shall be taken as equal to 25%.

If, during the period of circulation of the Bonds, the official procedure for calculating the CPI and the normative act establishing the procedure for calculating the CPI are altered or the CPI is replaced by an index similar in purpose to the CPI, the interest rate for a coupon will be determined using the CPI (or its similar replacement) calculated in accordance with normative acts in force at the time of its calculation.

If information on the CPI is not published by the RF State Statistics Committee and not published on the Internet website of Troika Dialog Investment Company by the date necessary to calculate the interest rate for a coupon (as set forth above), the value of Inflation 12Mj for that coupon shall be taken as equal to the value of Inflation 12Mj for the preceding coupon.

Grounds for early redemption of Bonds

For purposes of defining the grounds for early redemption of Bonds, the following definitions are used:

Issuer Group - all companies, including the Issuer, consolidated for purposes of the Issuer’s Consolidated and Combined Financial Statements, which are prepared in accordance with United States Generally Accepted Accounting Principles (US GAAP). The companies in the Issuer Group as at the end of 2002 are listed in the Issuer’s Consolidated and Combined Financial Statements for 2002.

Issuer Group Company - a company in the Issuer Group;

Issuer’s Consolidated and Combined Financial Statements - the consolidated and combined financial statements of the Issuer, prepared in accordance with US GAAP.

Net Assets - Assets minus liabilities and minority interests, according to the Issuer’s Consolidated and Combined Financial Statement.

EBITDA - earnings before interest, taxes, depreciation, and amortization, adjusted taking into account minority interests, according to the Issuer’s Consolidated and Combined Financial Statements. If the Issuer has made investments in consolidated subsidiary companies during the period for which EBITDA is calculated, EBITDA is calculated as if the investments were made on the first day of that reporting period.

Debt - debt in the form of bank credits, loans, and commodity and commercial credits obtained by Issuer Group Companies, and/or promissory notes and/or bonds issued by Issuer Group Companies, except loans between Issuer Group Companies.

Bond owners are entitled to present Bonds for early redemption upon the occurrence of any of the following events (“Grounds for Redemption”):

1. Delinquency of more than 15 (fifteen) days in performance by Issuer Group Companies of their obligations with respect to payment of principal debt and/or interest on bank credits/loans received by them and/or represented by promissory notes and/or bonds issued by Issuer Group Companies, in cases when:

a) the principal debt represented by an overdue obligation (i.e., the amount of the credit/loan (not including accrued interest), the total face value of promissory notes, or the total face value of a bond issue) is greater than 10,000,000 (ten million) U.S. dollars or the equivalent thereof at the exchange rate of the Central Bank of the Russian Federation (“RF Central Bank”) on the due date of the respective obligation; and

b) the total amount of overdue debt of Issuer Group Companies represented by the overdue obligation specified in subsection a) above is greater than 2,500,000 (two million five hundred thousand) U.S. dollars or the equivalent thereof at the exchange rate of the RF Central Bank on the due date of the respective obligation.

2. A change, within any 12 (twelve) successive months, beginning from the placement date of the Bonds, of more than half of the personnel on the Issuer’s Board of Directors relative to its composition at the start of the 12-month period.

3. A decrease in the value of the Issuer Group’s Net Assets (in the ruble equivalent at the exchange rate of the RF Central Bank on the date of the respective Consolidated and Combined Financial Statements) by more than 25% (twenty-five percent) relative to the value of its Net Assets according to the Issuer’s Consolidated and Combined Financial Statements for 2002.

4. As at any reporting date, according to the Issuer’s Consolidated and Combined Financial Statements, an increase in the Issuer Group’s Debt relative to its Debt as at the preceding reporting date, if the ratio of total debt according to the Issuer’s Consolidated and Combined Financial Statements to its EBITDA for the four quarters ending on the reporting date exceeds 4:1, with the exception of:

a) additional Debt totaling no more than 100,000,000 (one hundred million) U.S. dollars;

b) short-term Debt, in the form of credits obtained for a period of no more than 5 (five) business days in each case;

c) Debt not exceeding 15,000,000 (fifteen million) U.S. dollars (or the equivalent at the exchange rate of the RF Central Bank on the reporting date), arising under derivative financial instruments concluded for the purpose of insuring risks associated with the Issuer Group’s business operations. For purposes of this subsection, “derivative financial instrument” means an agreement, to which an Issuer Group Company is a party, which defines the rights and obligations of the parties thereto in relation to an underlying asset defined in accordance with applicable law. Derivative financial instruments include options and forward contracts, as well as agreements that do not provide for the delivery of the underlying asset, but which define the procedure for settlements between the parties in the future in dependence on a change in some indicator of the underlying asset relative to the value of that indicator determined (or the procedure for determining which is established) by the parties at the time of entry into the transaction;

d) Debt acquired for the purpose of refinancing current Debt of the Issuer Group. For purposes of this subsection, “refinancing” means the acquisition of Debt by an Issuer Group Company exclusively for the purpose of repaying Debt of the Issuer Group existing on the preceding reporting date, provided that (i) the amount of Debt acquired does not exceed the amount of Debt being repaid; (ii) the term of the acquired Debt is not less than the remaining term of the existing portion of Debt being repaid and (iii) all other material conditions of the acquired Debt are not materially less favorable to the debtor than the terms of the Debt being repaid.

Procedure for disclosure by the Issuer of information concerning the occurrence of a Ground for Redemption of Bonds, and of other material information

Immediately upon becoming aware of it, Issuer is obligated to provide the Underwriter with information concerning the occurrence of any Ground for Redemption, as well as information on changes in the list of the companies forming the Issuer Group; changes in the composition of the Issuer’s Board of Directors; and information on actions taken by the Issuer/an Issuer Group Company that result in the elimination of a Ground for Redemption of Bonds.

For the purpose of enabling owners of Bonds to verify the presence/absence of Grounds for Redemption of Bonds, the Underwriter will on a quarterly basis, in the manner specified below, disclose the following information, subject to its receipt from the Issuer:

1)            the Issuer’s Consolidated and Combined Financial Statements;

2)            the composition of the Issuer Group;

3)            the composition of the Issuer’s Board of Directors;

All information received by the Underwriter from the Issuer of the Bonds must be published within 5 (five) business days of its receipt, by placement on the Underwriter’s website (www.troika.ru). When the information concerns the occurrence of a Ground for Redemption and the start date of acceptance of early redemption applications by the Issuer, such information shall also be published in the newspaper Vedomosti.

Early redemption procedure and conditions

The Issuer will perform early bond redemption on the basis of an application from the owner of the Bonds containing a request for early redemption, or on the basis of the presentment of such a request. Therewith, owners of Bonds are entitled to present Bonds for early redemption only after the registration of the Report on Results of the Bond Issue.

If information subject to disclosure in the manner specified above contains information concerning actions taken by an Issuer Group Company that result in the elimination of a Ground for Early Redemption, an owner of Bonds is not entitled to present a demand for early redemption, provided that the owner knew or could have learned about the occurrence of the Ground for Early Redemption from such information.

During the 5 (five) business days following the later of the dates of publication by the Underwriter in the Vedomosti newspaper and on the Underwriter’s site of information concerning the occurrence of any Ground for Early Redemption of Bonds and concerning the start date of acceptance of early redemption applications (“Period for Presentment of Bonds for Early Redemption”), owners of Bonds or nominee holders authorized to present Bond for early redemption are entitled to present Bonds for early redemption by sending a corresponding application in writing to the Underwriter.

An application for early redemption must contain the full name of the owner of the Bonds or, if the application is submitted by a nominee holder, the full name of the nominee holder, and other information prescribed in the information published by the Underwriter. Attached to the application for early redemption must be original copies of documents (extract from a depository account) issued by the Depositary and attesting that the Bonds presented for early redemption have been blocked (restriction on the withdrawal of Bonds from an owner’s depository account, including an account opened by a nominee holder), as well as other documents specified in the information published by the Underwriter. If the applicant is a nominee holder, documents confirming the authority of the nominee holder to present Bonds for early redemption must be attached to the application.

An owner of Bonds is also entitled to send an early redemption application to the Underwriter if information concerning the occurrence of a Ground for Redemption has been received by the owner from third parties, provided, however, that at the time the application is presented the Underwriter has not published information concerning the Ground for Redemption specified in the application. In such case, the application must contain, in addition to the documents and information specified above, the grounds for presentment of such application and references to the source of the information. Within 5 (five) business days of receiving such an application, the Underwriter must publish information concerning the start of acceptance of early redemption applications in the manner specified above or send a reasoned refusal of early redemption to the applicant, including by reason of elimination of the Ground for Redemption.

From the time the Underwriter receives a written early redemption application from an owner or nominee holder, no operations of the owner with the Bonds contemplated by the application will be performed, except operations involved in the redemption of the Bonds and/or payment of income thereon.

No later than 5 (five) business days after the end date of the acceptance of early redemption applications, the Underwriter will provide the Issuer, the Payment Agent, and the Depositary with a list of the owners and/or nominee holders who submitted applications for early redemption of Bonds within the Period for Presentment of Bonds for Early Redemption. The list must include the following information on each person who presented Bonds for early redemption:

•                  the full name of the owner of the Bonds or, if the application is submitted by a nominee holder and the nominee holder has been authorized to receive early redemption payments, the full name of the nominee holder;

•                  the number of Bonds to be redeemed early;

•                  the location and postal address of the owner of the Bonds or, if the application is submitted by a nominee holder and the nominee holder is authorized to receive early redemption payments, the location and postal address of the nominee holder;

•                  the tax status of the person or entity authorized to receive early redemption payments: (resident; nonresident carrying out activity in the Russian Federation through a permanent representative office; nonresident receiving income unassociated with a permanent representative office; individual tax residents of the Russian Federation; individual present in the territory of the Russian Federation for at least 183 days in a calendar year; foreign national; stateless person);

•                  identifying details of the bank account of the person or entity authorized to receive early redemption payments.

Payment of funds associated with early redemption of the Bonds will be made by the Payment Agent, acting on the Issuer’s instructions, within 2 (two) business days following the date of receipt by the Payment Agent of the list of owners and/or nominee holders who sent early redemption applications, subject to the receipt of corresponding funds from the Issuer. The funds required by the Payment Agent to perform early redemption must be transferred by the Issuer to the Payment Agent’s account no later than 2 (two) business days after the date of receipt by the Issuer of the list of owners and/or nominee holders who submitted early redemption applications.

Bonds presented for early redemption will be redeemed at their face value, equal to 1,000 (one thousand) rubles; at the same time, their owners will be paid coupon income on the Bonds for the coupon period during which the Bonds were presented for early redemption, calculated from the start of such period to the date of early redemption.

The entity providing security for purposes of the bond issue:

Vitafrukt Limited Liability Company

Kind of security: guarantee

Amount of provided security (RUR): 1 500 000 000

Income on the bonds of the issue paid in the reporting quarter:

See the data in clause 8.9. of the present report

8.3.3 Information on issues, for the securities of which the Issuer is in default

No information available.

8.4 Information on the person(s) having provided security for the bonds of the issue

Security for the bonds of the issue:

Person providing security: Vitafrukt Limited Liability Company

Type of security: surety

Cash value of security amount (RUR): 1,500,000,000

Location: Room 13, 2nd Floor, 8-10, bld. 2, Bryussov Pereulok, Moscow 103009

Mailing address: 16, Yauzsky Blvd., Moscow 109028, Russian Federation

8.5. Conditions guaranteeing fulfillment of obligations on the bonds of the issue

See clauses 8.3.2. and 8.4. of the present quarterly report

8.6. Data on organizations, keeping record of Issuer’s securities rights.

Registrar:

Name: Open Joint Stock Company “Central Moscow Depositary”

Location: Moscow, Orlikov pereulok, 3, build. B

Postal Address: Moscow, Orlikov pereulok, 3, build. B

Tel.: (095) 264-4267,  264-4290.   Fax:  (095) 264-4267, 265-4336

E-mail:  dr@mcd.ru

License:

License number: 10-000-1-00255

Date of issue of license: September 13, 2002

Period of validity: not established

Organization that issued the license: Federal Commission for Securities Market of Russia

Date, from which the register of Issuer’s inscribed / registered securities is kept by the registration body, indicated above:  July 14, 2001

Depository of centralised care of Issuer’s securities:

Name: Non-commercial partnership “Natsional’nyj Depozitarnyj Tsentr” (National Depository Centre)

Place: Russia, 125009, Moscow, Srednij Kislovskij per. no.1/13, bld.4

Postal address: Russia, 125009, Moscow, Srednij Kislovskij per. no.1/13

Phone: (095) 956-27-89; 956-27-90

Fax: -

E-mail address: no address

License:

No. of License: 177-03431-000100

Date of issue: 4.12.2000

Period of validity: not established

Entity issued License: FCSM RF

Date of activities’ start: 11.04.2003

8.7. Information on legislative acts regulating capital import and export issues, which can affect payment of dividends, interest and other amounts to non-residents

RF Tax Code Part 1 of 31.07.98 No.146-FZ and Part 2 of 05.08.2000 No.117-FZ

Federal Law “On Currency Regulation and Currency Control” of 10.12.2003 No. 173-FZ.

8.8. Procedure for taxation of revenues from the Issuer’s securities placed and in the process of placement

The procedure for taxation of revenues from shares described herein is based on the legislation of the Russian Federation applicable at the time of filing with the FCSM of Russia. In case of any changes in the taxation legislation, taxation of share revenues will be performed in accordance with the regulatory acts applicable at the time of revenues receipt. Tax from dividend incomes received by a Russian shareholder which is a legal entity or an individual resident shareholder from an organization on the shares owned by such shareholder shall be withheld at the source of the said incomes. The tax shall be withheld at the rate of 9%.

Tax from dividend incomes received by non-residents: a foreign shareholder being a legal entity or an individual shareholder from an organization on the shares owned by such shareholder shall be withheld at the source of the said incomes at the following rates: 30% from dividend income of individual non-residents, 15% from dividend income of foreign legal entities.

The income paying organization shall be responsible for withholding and remittance of the tax to the budget.

Payment of income tax to the budget will be made in case of withholding tax from dividend income in the following terms:

For legal entities (residents and non-residents) – within ten days of the income payment.

For individuals (residents and non-residents) – at the time of income payment. The tax amounts will be remitted to the budget.

8.9. Information on announced (accrued) and paid dividends on the Issuer’s shares, as well as on income on the Issuer’s bonds.

Within the period from 2001 until the end of reporting period no decision to pay (announce) a dividend on the Issuer’s shares was adopted (see also Section 8.2. of current report).

Income on Issuer’s bonds

Issue Number: -

Type: interest-bearing

Category: nonconvertible bearer bonds

Form of Securities: Certificated

Nominal Price of One Security of the issue: 1000 rubles

Quantity of Issue Securities: 1 500 000

Total Issue Amount (RUR): 1 500 000 000

Data on the Issue State Registration:

Date of Registration: March 25 2003

Registration Number: 4 01 06005 A

Body of State Registration: Federal Securities Commission of Russia

Data on State Registration of the Report of the Issue:

Date of Registration: 03.07.2003

Body of State Registration: Federal Securities Commission of Russia

Type of proceeds paid in respect of issued bonds – coupon yield;

Time limit established for the payment of proceeds on issued bonds: coupon yield is paid every 6 months (182 days).

Date of payment in respect of the 1st coupon -  October 14, 2003;

Amount of proceeds (coupon yield) paid in respect of one bond - 64 rubles 32 kopecks

Amount of proceeds paid on all bonds (in respect of the 1st coupon) – 96,480,000 rubles.

Date of payment in respect of the 2nd coupon -  April 13, 2004;

Amount of proceeds (coupon yield) paid in respect of one bond - 59 rubles 74 kopecks

Amount of proceeds paid on all bonds (in respect of the 2nd coupon) – 89,610,000 rubles.

Date of payment in respect of the 3d coupon -  October 12, 2004;

Amount of proceeds (coupon yield) paid in respect of one bond - 46 rubles 77 kopecks

Amount of proceeds paid on all bonds (in respect of the 3d coupon) – 70,155,000 rubles.

Date of payment in respect of the 4th coupon -  April 12, 2005;

Amount of proceeds (coupon yield) paid in respect of one bond - 42 rubles 28 kopecks

Amount of proceeds paid on all bonds (in respect of the 3d coupon) – 63,420,000 rubles.

Form and other terms of payment of proceeds on issued bonds – coupon yield is payable in a monetary form;

Accounting period (year, quarter) for which proceeds on issued bonds were paid:

1st coupon – April 15 – October 14, 2003;

2nd coupon – October 14, 2003 – April 13, 2004;

3d coupon – April 13 – October 12, 2004;

4th coupon – October 12, 2004 – April 12, 2005.

Total amount of proceeds paid on all issued bonds in each accounting period in respect of which such proceeds were paid:

1st coupon – 96,480,000 rubles;

2nd coupon – 89,610,000 rubles;

3d coupon – 70,155,000 rubles.

4th coupon – 63,420,000 rubles.

8.10. Other information

No other information

Attachment 1

BALANCE SHEET

at July 1 2005

		CODES
	Form No 1 OKUD	0710001
	Date (year, month, day)
Organization Wimm-Bill-Dann Foods OJSC	OKPO	57024227
Taxpayer identification number (TIN)	TIN	7709342399
Type of activity services	OKVED	15.98 15.32 74.14
Organizational-legal form/form of ownership
Open Joint Stock Company	OKOPF/OKFS
Unit of measure: thousand rubles	OKEI	384/385
Location (address) 16/15, Yauzsky bulvar, room 306, Moscow

Date approved
Date sent (accepted)

		At start of	At end of
ASSETS	Item code	reporting year	reporting period
1	2	3	4
I. NON-CURRENT ASSETS
Intangible assets	110	22,570	22,459
Fixed assets	120	22,202	18,925
Construction in progress	130	8,638	6,286
Income-bearing investments in tangible assets	135
Long-term financial investments	140	5,137,504	5,153,145
Deferred tax assets	145	911	36,238
Other non-current assets	150
TOTAL for Section I	190	5,191,825	5,237,053
II. CURRENT ASSETS
Inventories	210	52,177	67,898
including:
raw materials, consumables, and other material assets	211	281	537
livestock in breeding and feeding	212
work in progress (distribution costs)	213
finished products and goods for resale	214
shipped goods	215
deferred expenses	216	51,896	67,361
other reserves and expenses	217

Value-added tax on purchased assets	220	5,184	5,339

Accounts receivable (payment expected more than 12 months after reporting date)	230
of which: buyers and customers
Accounts receivable (payments expected within 12 months of reporting date), including:	240	453,061	619,569
Buyers and customers	241	99,263	116,578
advances made	246	26,667	18,834
other debtors	248	327,132	484,157
Short-term financial investments	250	6,220,567	5,560,215
Cash	260	215,851	619,531
Other current assets	270
TOTAL for Section II	290	6,946,840	6,872,552
BALANCE	300	12,138,665	12,109,605

Form 0710001 p. 2

		At start of	At end of
LIABILITIES	Line code	reporting year	reporting period
1	2	3	4
III. CAPITAL AND RESERVES
Charter capital	410	880,000	880,000
Own shares redeemed from shareholders	411
Capital surplus	420	4,958,622	4,958,622
Reserve capital	430	17,334	17,334
including:
statutory reserves	431
reserves formed in accordance with organizational documents	432	17,334	17,334
Retained earnings (uncovered losses)	470	445,693	288,910
TOTAL for Section III	490	6,301,649	6,144,866
IV. LONG-TERM LIABILITIES
Loans and credits	510	5,662,305	5,816,815
Deferred tax liabilities	515	83	143
Other long-term liabilities	520
TOTAL for Section IV	590	5,918,700	5,816,958
V. SHORT-TERM LIABILITIES
Loans and credits	610	68,669	76,731
Accounts payable	620	91,710	56,285
including:
suppliers and contractors	621	20,875	19,317
amounts owed to organization’s employees	622	17,462	26,078
amounts owed to state extrabudgetary funds	623	1,134	2,072
amounts owed in respect of taxes and levies	624	51,794	7,925
other creditors	625	445	893

Income payable to participants (founders)	630
Unearned revenues	640
Provisions for expenses	650	14,248	14,766
Other short-term liabilities	660
TOTAL for Section V	690	174,627	147,782
BALANCE	700	12,138,665	12,109,605

Statement of assets on off-balance accounts
Rented fixed assets	910	282,094	279,044
including leased assets	911

Valuables in custody	920
Consigned goods	930

Bad debts written off as losses	940
Security received for liabilities and payments	950
Security given for obligations and payments	960	501,643	190,017
Housing depreciation	970

Depreciation of amenities and similar facilities	980
Intangible assets received for use	990
Registered high security forms	1000		317
Leased assets	1010	781	781

Chief Executive Officer		D. A. Anisimov	Chief Accountant		I. V. Plekhanova
	(signature)			(signature)	(name)

July 28 2005

INCOME STATEMENT

for 1st half 2005

CODES
OKUD Form No 2	0710002
Date (year, month, day)
Organization Wimm-Bill-Dann Foods OJSC	OKPO	57024227
Taxpayer identification number	TIN	7709342399
Type of activity services	OKVED	15.98 15.32 74.14
Organizational-legal form/form of ownership
Open Joint Stock Company	OKOPF/OKFS	47	34
Unit of measure: thousand rubles	OKEI	384/385

Item			For same period of
Name	Code	For reporting period	preceding year
1	2	3	4
Income and expenses for usual activities
Revenue (net) from sale of goods, products, work, services (less VAT, excises, and similar obligatory payments)	010	233,889	209,106
Cost price of goods, products, work, and services sold	020	4,718	3,311
Gross profit	029	229,171	205,795
Commercial expenses	030	0
Administrative expenses	040	332,429	307,283
Profit (loss) from sales	050	(103,258)	(101,489)
Other income and expenses
Interest receivable	060	347,451	394,037
Interest payable	070	251,051	264,447
Income from participation in other organizations	080
Other operating income	090	220,406	455,575
Other operating expenses	100	226,912	456,566
Non-operating income	120	57,456	151,889
Non-operating expenses	130	236,141	249,990
Profit (loss) before taxes	140	(192,049)	(70,991)
Deferred tax assets	141	35,326	10,160
Deferred tax liabilities	142	60	(244)
Current tax on profits	150	0
	180
Net profit (loss) for the reporting period	190	-156,783	-60,587
FOR REFERENCE
Standing tax liabilities (assets)	200	10,824	28,214
Gross profit (loss) per share	210
Diluted profit (loss) per share	220

Form 0710002 p. 2

INDIVIDUAL PROFIT AND LOSS ITEMS

Item		For reporting period		For same period of preceding year
name	code	profit	loss	profit	loss
1	2	3	4	5	6

Fines, penalties, and charges acknowledged by payer or payable pursuant to a court decision or arbitral award	310		18

Profit (loss) of previous years	320		10

Compensation of losses caused by nonperformance or improper performance of obligations	330

Exchange-rate differences in foreign exchange operations	340	57,199	196,430	150,797	96,550

Allocations for allowances	350	X	X

Receivables and payables written off upon expiration of limitations period	360

Chief Executive Officer		D. A. Anisimov	Chief Accountant		I. V. Plekhanova
	(signature)			(signature)	(name)

July 28 2005

Attachment 2

Wimm-Bill-Dann Foods

Consolidated Financial Statements

Year ended December 31, 2004

with Report of Independent Registered Accounting Firm

Wimm-Bill-Dann Foods

Consolidated Financial Statements

Year ended December 31, 2004

Report of Independent Registered Accounting Firm

The Board of Directors and Shareholders

Wimm-Bill-Dann Foods

We have audited the accompanying consolidated balance sheets of Wimm-Bill-Dann Foods, a Russian Open Joint Stock Company (“the Company”), as of December 31, 2004 and 2003, and the related consolidated statements of income and comprehensive income, shareholders’ equity, and cash flows for each of the three years ended December 31, 2004. These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  We were not engaged to perform an audit of the Company’s internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Wimm-Bill-Dann Foods as of December 31, 2004 and 2003 and the consolidated results of its operations and its cash flows for each of the three years ended December 31, 2004 in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLC

March 21, 2005

Moscow, Russia

Wimm-Bill-Dann Foods

Consolidated Balance Sheets

(Amounts in thousands of U.S. dollars)

		December 31,
	Notes	2004	2003

ASSETS
Current assets:
Cash and cash equivalents	5	$23,791	$40,264
Trade receivables, net	6	62,210	57,424
Inventory	7	102,039	88,243
Taxes receivable		85,578	92,624
Advances paid		19,494	19,690
Net investment in direct financing leases	8	2,109	1,551
Deferred tax asset	18	6,265	5,210
Other current assets		7,145	3,648
Total current assets		308,631	308,654

Non-current assets:
Property, plant and equipment, net	10	440,096	394,477
Intangible assets, net	9	2,251	2,297
Goodwill	11	26,291	24,695
Net investment in direct financing leases – long-term portion	8	3,895	4,391
Long-term investments	12	2,417	2,931
Deferred tax asset – long-term portion	18	7,001	1,893
Other non-current assets	13	5,506	4,547
Total non-current assets		487,457	435,231

Total assets		$796,088	$743,885

The accompanying notes are an integral part of these statements.

2

		December 31,
	Notes	2004	2003
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Trade accounts payable		$62,400	$51,487
Advances received		3,492	2,586
Short-term loans	15	17,554	493
Long-term loans, current portion	15	936	1,769
Notes payable	16	—	6,032
Taxes payable		13,281	9,272
Accrued liabilities	14	14,691	10,983
Government grants – current portion	19	2,329	2,194
Other payables	17	29,615	36,033
Total current liabilities		144,298	120,849

Long-term liabilities:
Long-term loans	15	7,120	7,882
Long-term notes payable	16	201,709	200,926
Other long-term payables	17	39,294	49,020
Government grants – long-term portion	19	5,156	7,052
Deferred taxes – long-term portion	18	10,268	12,370

Total long-term liabilities		263,547	277,250
Total liabilities		407,845	398,099

Commitments and contingencies	29	—	—

Minority interest	21	17,327	21,168

Shareholders’ equity :	20
Common stock: 44,000,000 shares authorized, issued and outstanding with a par value of 20 rubles at December 31, 2004 and 2003		29,908	29,908
Share premium account		164,132	164,132
Accumulated other comprehensive income:
Currency translation adjustment		43,905	20,581
Retained earnings		132,971	109,997
Total shareholders’ equity		$370,916	$324,618

Total liabilities and shareholders’ equity		$796,088	$743,885

The accompanying notes are an integral part of these statements.

3

Wimm-Bill-Dann Foods

Consolidated Statements of Income and Comprehensive Income

(Amounts in thousands of U.S. dollars, except share and per share data)

	2004	2003	2002

Sales (Note 27)	$1,189,291	$938,459	$824,734

Cost of sales (Note 22)	(861,661)	(665,104)	(579,707)

Gross profit	327,630	273,355	245,027

Selling and distribution expenses (Note 23)	(173,433)	(140,746)	(109,527)
General and administrative expenses (Note 24)	(92,816)	(75,973)	(62,955)
Other operating expenses	(8,458)	(7,481)	(6,497)

Operating income	52,923	49,155	66,048

Financial income and expenses, net (Note 25)	(14,618)	(15,273)	(14,131)

Income before provision for income taxes and minority interest	38,305	33,882	51,917

Provision for income taxes (Note 18)	(12,170)	(10,717)	(14,249)

Minority interest (Note 21)	(3,161)	(2,012)	(1,922)

Net income	$22,974	$21,153	$35,746

Other comprehensive income, net of tax
Currency translation adjustment	23,324	20,581	—

Comprehensive income	$46,298	$41,734	$35,746

Earnings per share - basic and diluted:
Net income	$0.52	$0.48	$0.83
Income from currency translation adjustment	$0.53	$0.47	$—

Comprehensive income	$1.05	$0.95	$0.83

Weighted average number of shares outstanding, basic and diluted	44,000,000	44,000,000	43,063,014

The accompanying notes are an integral part of these statements.

4

Wimm-Bill-Dann Foods

Consolidated Statements of Cash Flows

(Amounts in thousands of U.S. dollars)

	2004	2003	2002
Cash flows from operating activities:

Net Income	$22,974	$21,153	$35,746

Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Minority interest	3,161	2,012	1,922
Depreciation and amortisation	44,003	30,780	18,611
Currency remeasurement gain relating to bonds payable and long-term payables	(9,938)	(8,245)	(1,295)
Obsolescence and net realizable value expense	3,482	2,100	1,154
Provision for doubtful accounts	1,784	8,230	1,970
Loss (gain) on disposal of property, plant and equipment	1,013	(358)	606
Earned income on net investment in direct financing leases	(639)	(483)	(395)
Deferred tax (benefit) expense	(6,019)	(4,149)	38
Currency remeasurement loss relating to cash and cash equivalents	—	—	639
Non-cash rental received	1,957	2,095	1,606
Gain from securities	—	(1,903)	(742)
Write off of net investment in direct finance leases	—	—	162
Write off of long-term investments	190	—	—
Write off of trade receivables	1,938	1,361	1,262
Amortisation of bonds issue expenses	1,025	613	—
Changes in operating assets and liabilities:
(Increase) decrease in inventories	(9,208)	2,394	5,194
Increase in trade accounts receivable	(4,883)	(2,356)	(34,893)
Decrease (increase) in advances paid	1,356	(7,681)	3,189
Decrease (increase) in taxes receivable	13,979	(30,723)	(32,880)
(Increase) decrease in other current assets	(3,346)	1,068	2,782
Increase (decrease) in trade accounts payable	7,000	6,363	(13,279)
Increase (decrease) in advances received	719	(1,565)	1,390
Increase in taxes payable	1,526	5,492	1,028
Increase (decrease) in accrued liabilities	2,785	1,898	(1,081)
(Decrease) increase in other current payables	(3,148)	2,071	619
Increase (decrease) in other long-term payables	9	(227)	(216)
Total cash provided by (used in) operating activities	71,720	29,940	(6,863)

5

	2004	2003	2002
Cash flows from investing activities:
Cash paid for acquisition of subsidiaries, net of cash acquired	$(6,697)	$(7,002)	$(39,571)
Cash paid for property, plant and equipment	(67,804)	(91,974)	(78,505)
Cash paid for acquisition of investments	—	(753)	(285)
Proceeds from disposal of investments	675	4,196	—
Proceeds from disposal of property, plant and equipment	2,081	2,437	—
Cash paid for net investments in direct financing leases	(1,764)	(2,046)	(1,843)
Cash paid for other long-term assets	(299)	—	(2,473)
Net cash used in investing activities	(73,808)	(95,142)	(122,677)
Cash flows from financing activities:
Proceeds from long-term notes payable, net of debt issuance expenses	—	194,476	559
Short-term loans and notes, net	7,967	(107,820)	771
Repayment of long-term loans	(2,481)	(3,024)	(9,930)
Proceeds from long-term loans	343	5,138	4,226
Repayment of long-term payables	(19,727)	(15,371)	(5,058)
Proceeds from issuance of capital stock, net of direct expenses	—	—	162,127
Repayment of long-term notes payable	(2,261)	—	—
Repayment of obligations under finance leases	—	—	(95)
Total cash (used in) provided by financing activities	(16,159)	73,399	152,600
Total cash (used in) provided by operating, investing and financing activities	(18,247)	8,197	23,060
Impact of exchange rate differences on cash and cash equivalents	1,774	2,727	(639)
Net (decrease) increase in cash and cash equivalents	(16,473)	10,924	22,421
Cash and cash equivalents, at beginning of period	40,264	29,340	6,919
Cash and cash equivalents, at the end of period	$23,791	$40,264	$29,340
SUPPLEMENTAL INFORMATION:
Income taxes paid	$20,523	$12,280	$13,081
Interest paid	14,615	17,223	14,261
Income taxes offset with VAT receivables	1,842	775	2,437
Taxes other than income taxes offset with VAT receivables	6,390	671	1,601
Vendor financed acquisitions of property, plant and equipment	8,829	12,899	51,597

The accompanying notes are an integral part of these statements.

6

Wimm-Bill-Dann Foods

Consolidated Statements of Shareholders’ Equity

(Amounts in thousands of U.S. dollars, except share amounts)

					Accumulated
			Share		Other
	Common Stock		Premium	Retained	Comprehensive
	Shares	Amount	Account	Earnings	Income	Total
Balances at January 1, 2002	35,000,000	$24,063	$7,850	$53,098	$—	$85,011

Issue of shares (Note 20)	9,000,000	5,845	156,282	—	—	162,127

Net income	—	—	—	35,746	—	35,746

Balances at December 31, 2002	44,000,000	$29,908	$164,132	$88,844	$—	$282,884

Net income	—	—	—	21,153	—	21,153

Currency translation adjustment	—	—	—	—	20,581	20,581

Balances at December 31, 2003	44,000,000	$29,908	$164,132	$109,997	$20,581	$324,618

Net income	—	—	—	22,974	—	$22,974

Currency translation adjustment	—	—	—	—	23,324	$23,324

Balances at December 31, 2004	44,000,000	$29,908	$164,132	$132,971	$43,905	$370,916

Wimm-Bill-Dann Foods has not paid any dividends for any of the periods presented.

The accompanying notes are an integral part of these statements.

7

Wimm-Bill-Dann Foods

Notes to Consolidated Financial Statements

Year ended December 31, 2004

(Amounts in thousands of U.S. dollars, except share and per share data)

1.                          The Company

Wimm-Bill-Dann Foods (“WBD Foods” or “the Company”) is an open joint stock company registered in Russia. It is a holding company which, as at December 31, 2004, owned controlling interests in 25 manufacturing facilities in 21 locations in Russia and other parts of the Commonwealth of Independent States. WBD Foods also has distribution centers in 26 cities in Russia and abroad.  WBD Foods has a strong and diversified brand portfolio with over 1,100 types of dairy products, over 150 types of juice, nectars and still drinks and a mineral water brand.

2.                          Russian Environment and Current Economic Situation

The Russian economy, while deemed to be of market status beginning in 2002, continues to display certain traits consistent with that of a market in transition.  These characteristics have in the past included higher than normal historic inflation, lack of liquidity in the capital markets, and the existence of currency controls which cause the national currency to be illiquid outside of Russia.  The continued success and stability of the Russian economy will be significantly impacted by the government’s continued actions with regard to supervisory, legal, and economic reforms.

3.                          Summary of Significant Accounting Policies

Accounting Principles

The Company and its subsidiaries maintain their accounting books and records in domestic currency based on domestic accounting regulations. The consolidated financial statements have been prepared in order to present WBD Foods’ consolidated financial position, results of operations, and cash flows in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and expressed in terms of U.S. dollars (see paragraph “Translation Methodology” below).

Principles of Consolidation

The consolidated financial statements of the Company include the accounts of WBD Foods and its subsidiaries.  Control is determined when the Company owns, either directly or indirectly, more than 50% of the voting rights of a company’s share capital and are able to govern the financial and operating policies of an enterprise so as to benefit from its activities. The purchase method of accounting is used for acquired businesses.  Companies acquired or disposed of during the year are included in the consolidated financial statements from the date of acquisition or to the date of disposal.

8

All significant intercompany balances and transactions have been eliminated on consolidation. Minority interests in the net assets and net results of companies within the Company are shown under “Minority interests” in the accompanying consolidated balance sheets and consolidated statements of income.

Comprehensive Income

Comprehensive income is defined as the change in equity of a company during a period from non-owner sources. Comprehensive income of WBD Foods for the year ended December 31, 2004 and 2003 consists of net income and a currency translation adjustment in the amount of $23,324 and $20,581. For the year ended December 31, 2002 comprehensive income equaled net income.

Translation Methodology

Starting from January 1, 2003, Russia is no longer considered a hyperinflationary economy, therefore, the U.S. GAAP financial statements are prepared using the local currency, the Russian ruble, as the functional currency for WBD Foods’ Russian subsidiaries. Subsequent translation to the reporting currency, the U.S. dollar, is made in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 52. All assets and liabilities of the Company and its subsidiaries with functional currencies other than the U.S. dollar are translated into U.S. dollar equivalents at exchange rates as follows: (1) asset and liability accounts at the rate of exchange in effect on the balance sheet date, (2) revenues and expenses at the weighted average exchange rates for the year, and (3) shareholders’ equity accounts at historical exchange rates. Translation gains or losses are recorded as a separate component of shareholders’ equity, and transaction gains and losses are reflected in net income.  For the year ended December 31, 2002 the consolidated financial statements have been prepared using a stable currency, the U.S. dollar, as the majority of the Company’s operations were in hyperinflationary economies.

For the Russian entities in 2002 and prior, monetary assets and liabilities have been translated at the period-end exchange rate.  Non-monetary assets and liabilities have been translated at historical rates.  Share capital has been translated at the date of registration of WBD Foods and on the dates of additional share issues (see Note 1). Revenues, expenses and cash flows have been translated at the dates of respective transactions. Remeasurement differences resulting from the use of these rates have been accounted for as currency remeasurement gains and losses in the accompanying consolidated statements of income.

9

In respect of Wimm-Bill-Dann Netherlands B.V. and Wimm Bill Dann (Israel) Limited, the U.S. dollar has been used to prepare the financial statements as this is their functional currency. The financial statements of Ukrainian and Kyrgyz subsidiaries have been prepared using the Ukrainian grivna and Kyrgyz som, correspondingly, as the functional currency. Translation (remeasurement) of domestic currency denominated financial statements into U.S. dollars has been performed in accordance with the provisions of SFAS No. 52, “Foreign currency translation”. The objective of this remeasurement process was to produce the same results that would have been reported if the accounting records had been kept in U.S. dollars.

The ruble is not a fully convertible currency outside the territory of the Russian Federation. Within the Russian Federation, official exchange rates are determined daily by the Central Bank of Russia (“CBR”).  Market rates may differ from the official rates but the differences are, generally, within narrow parameters monitored by the CBR.  As of December 31, 2004 and 2003, the official rates of exchange were 27.75 rubles = 1 U.S. dollar and 29.45 rubles = 1 U.S. dollar, respectively.  The translation of ruble denominated assets and liabilities into US dollars for the purposes of these financial statements does not indicate that the Company could realize or settle, in U.S. dollars, the reported values of these assets and liabilities.  Likewise, it does not indicate that the Company could return or distribute the reported U.S. dollar value of capital to its shareholders.

Management Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Examples include estimates of provisions for bad and doubtful accounts, obsolete inventory, and valuation allowance for deferred tax assets. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents represent cash on hand and in the Company’s bank accounts and short-term investments having original maturities of less than three months.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are stated at their net realizable value which approximates their fair value. The Company provides an allowance for doubtful accounts based on management’s periodic review of accounts, including the delinquency of account balances. Delinquency status is based on contractual terms. The Company evaluates the collectibility of its receivables at least quarterly, based upon various factors, including the financial condition and payment history of major customers, an overall review of collections experience of other accounts and economic factors or events expected to affect the Company’s future collections. Trade receivables are written-off when evidence exists that they will not be collectible. The Company generally does not require collateral from its credit customers.

10

Inventory

Inventories, including work-in-process, are valued at the lower of cost or market. Cost is the price paid or the consideration given to acquire the asset. Cost is determined on the basis of weighted average cost. For processed inventories, cost is the sum of the expenditures and charges, direct and indirect, in bringing goods to their existing condition or location. It includes the applicable allocation of production fixed and variable overhead costs. Market is the current replacement cost, whether by purchase or by reproduction, limited to the estimated selling price less any costs of completion and disposal (net realizable value) at the maximum level, and net realizable value, less an allowance for normal profit at the minimum level. Net realizable value is the selling price in the ordinary course of business, less the costs of completion, marketing, and distribution. Unrealizable inventory is fully provided for in the accompanying consolidated financial statements.

Value-Added Taxes

Value-added taxes (“VAT”) related to sales are payable based upon invoices issued to the customer or collection of respective receivables. VAT incurred for purchases may be reclaimed, subject to certain restrictions, against VAT related to sales.

VAT related to purchase transactions that are subject to offset against VAT payable after the balance sheet dates are recognized in the balance sheets on a gross basis.

Property, Plant and Equipment

Property, plant and equipment are stated at historic acquisition cost, less accumulated depreciation.

The acquisition cost of property, plant and equipment comprises its purchase price, including import duties and non-refundable purchase taxes and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Expenditures incurred after the assets have been put into operation, such as repairs and maintenance costs, are normally expensed in the period the costs are incurred. In situations where it can be clearly demonstrated that the expenditures have resulted in an increase in the future economic benefits expected to be obtained from the use of an item of property, plant and equipment beyond its originally assessed standard of performance, the expenditures are capitalized as an additional cost of property, plant and equipment. When assets are sold or retired, their cost and accumulated depreciation are eliminated from the accounts and any gain or loss resulting from their disposal is included in other operating expenses of the consolidated statement of income.

11

The carrying value of property, plant and equipment, as determined above, less expected residual value, is depreciated on a straight-line basis over the estimated useful lives of the related assets. The following estimated useful lives have been applied:

Buildings	20-50 years
Machinery and equipment	8-20 years
Computer hardware and software	3-10 years
Other	5-10 years

Construction in progress comprises costs directly related to construction of property, plant and equipment plus an appropriate allocation of variable and fixed overheads that are incurred in construction. Construction in progress is depreciated once the property, plant and equipment are put into operation.

The Company capitalizes interest costs with respect to qualifying construction projects.

Impairment of Long-Lived Assets

When events and circumstances occur indicating that the carrying amount of a long-lived asset (group) may not be recoverable, the Company estimates the future undiscounted cash flows expected to derive from the use and eventual disposition of the asset (group). If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the long-lived asset (group), the Company would then calculate the impairment as the excess of the carrying value of the asset (group) over the estimate of its fair market value.

Capital Leases – Lessor Accounting

The Company presents assets leased as a receivable equal to the net investment in the lease. Finance income is based on a pattern reflecting a constant periodic rate of return on the net investment outstanding and included in other operating expenses. Initial direct costs are deferred and expensed over the period in which the related revenue is recognized.

Intangible Assets

Intangible assets with determinable useful lives are amortized using the straight-line method over their estimated period of benefit, ranging from two to fifteen years. Indefinite-lived intangibles are evaluated annually for impairment or when indicators exist indicating such assets may be impaired, such determination of fair value being based on a valuation model that incorporates expected future cash flows and profitability projections.

Goodwill

Goodwill represents the purchase price for businesses acquired in excess of the fair value of identifiable net assets acquired. Goodwill is not amortized, but instead tested for impairment at least annually or whenever indicators of impairment arise.

12

In cases where the fair value of the net assets acquired exceed the purchase price, that excess (negative goodwill) is allocated as a pro rata reduction of the amounts that otherwise would have been assigned to all of the acquired assets, excluding financial assets other than investments accounted for by the equity method, assets to be disposed of by sale, deferred tax assets and any other current assets. If any excess remains after reducing to zero the amounts that otherwise would have been assigned to those assets, that remaining excess is recognized as an extraordinary gain in the period in which the business combination is completed.

In December 2004, 2003 and 2002, the Company performed the required annual impairment tests for goodwill and concluded that no impairment existed.

Investments

WBD Foods holds interests in several Russian legal entities which are valued at cost and are not readily marketable securities (see Note 12). Management periodically assesses the realizability of the carrying values of the investments and provides valuation reserves, if required.

Revenue Recognition

Sales are recognized, net of VAT and discounts, when goods are shipped to customers.  At the time of shipment, in accordance with the Company’s standard sales agreements, the title is transferred and the customer assumes the risk and rewards of ownership. This policy is consistent with the Russian Civil Code, which states that legal title transfers when a product is shipped to a customer unless specifically overridden by the sales agreement.

The Company offers sales volume discounts based on individual customer volumes acquired in a previous month. An accrual for such discounts is made at the end of each accounting period and is recognized as a reduction of revenue in the consolidated statements of income.

Shipping and Handling Costs

Shipping and handling costs incurred by the Company are reflected in sales and distribution expenses in the accompanying consolidated statements of income.

Government Grants

Government grants are recognized when the related cash or assets are received. Government grants are deferred and amortized over the period necessary to match them with the related costs that they are intended to compensate. Grants received are treated as deferred income in the accompanying consolidated financial statements. The amortization of government grants related to acquisition of property, plant and equipment is recognized as a reduction of cost of sales when depreciation expense of the related long-term assets is recognized. Interest expense incurred in government grant loan programs is recognized in financial income and expenses, net.

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Debt Issuance Expenses

Debt issuance expenses are capitalized and amortized using the straight line method over the lives of the related debt.

Taxation

Deferred tax assets and liabilities are recognized for the expected future tax consequences of existing differences between financial reporting and tax reporting bases of assets and liabilities, and loss or tax credit carryforwards using enacted tax rates expected to be in effect at the time these differences are realized. Valuation allowances are recorded for deferred tax assets where it is more likely than not that such assets will not be realized.

Before January 1, 2003, in accordance with SFAS No. 109, “Accounting for income taxes”, the Company did not recognize deferred taxes for differences between the domestic currency equivalent of U.S. dollar cost and domestic tax basis of nonmonetary assets and for the difference that results from indexing of nonmonetary assets for tax purposes as the U.S. dollar is the functional currency. Starting from January 1, 2003, the Company uses the Russian ruble as the functional currency and, therefore, there are no such differences for deferred tax purposes. Deferred tax expenses associated with the temporary differences that arise from a change in functional currency on January 1, 2003 in the amount of $2,616 was included in the currency translation adjustment component of other comprehensive income in shareholders’ equity.

Advertising and Marketing Costs

Advertising and marketing costs are expensed as incurred. Advertising costs for the years ended December 31, 2004, 2003 and 2002 were $46,106, $40,518 and $32,355, respectively, and are reflected as a component of selling and distribution expenses in the accompanying consolidated statements of income (see Note 23).

Earnings per Share

Earnings per common share have been determined based upon the weighted average number of shares outstanding during these periods. There are no potentially dilutive securities.

Concentration of Credit Risk

Financial instruments which potentially expose the Company to concentrations of credit risk consist primarily of cash in banks and trade accounts receivable. The Company deposits available cash with several financial institutions. The credit risk associated with trade accounts receivable is limited due to the Company’s large domestic customer base. At December 31, 2004, 2003 and 2002, the Company had no other significant concentrations of credit risk.  The Company does not usually require a collateral from its customers.

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Fair Value of Financial Instruments

The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable and short-term loans reported in the consolidated balance sheets approximate fair values due to the short maturity of those instruments. Management is of the opinion that the carrying value of the Company’s long-term loans approximates fair value.

The fair value of cost method investments was not estimated as there were no identified events or changes in circumstances that may have a significant adverse effect on the fair value of the investments and management believes that it is not practicable considering their materiality and the fact that they are not readily marketable securities.

Segment Reporting

SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information”, requires that a business enterprise reports financial and descriptive information about its reportable operating segments. WBD Foods currently manages its business as three major operating segments – dairy, juice and bottled water production and distribution, and accordingly, reports segment information on this basis.

Reclassifications

Where necessary, corresponding figures have been adjusted to conform with changes in the presentation of the current period.

New Accounting Pronouncements

Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity

In May 2003, the Financial Accounting Standards Board (“the FASB”) issued SFAS No.150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”. This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity.  It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances).  SFAS No.150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003.  The adoption of the provisions of SFAS No.150 did not have a material impact on the Company’s results of operations, financial position, or cash flows.

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Consolidation of Variable Interest Entities

In December 2003, the FASB issued Interpretation No. 46R, “Consolidation of Variable Interest Entities”, an Interpretation of ARB No. 51 (“the Interpretation”), which revised Interpretation No. 46, issued in January 2003. The Interpretation addresses the consolidation of business enterprises (variable interest entities) to which the usual condition (ownership of a majority voting interest) of consolidation does not apply. This Interpretation focuses on financial interests that indicate control. It concludes that in the absence of clear control through voting interests, a company’s exposure (variable interest) to the economic risks and potential rewards from the variable interest entity’s assets and activities are the best evidence of control. Variable interests are rights and obligations that convey economic gains or losses from changes in the value of the variable interest entity’s assets and liabilities. Variable interests may arise from financial instruments, service contracts, and other arrangements. If an enterprise holds a majority of the variable interests of an entity, it would be considered the primary beneficiary. The primary beneficiary would be required to include assets, liabilities, and the results of operations of the variable interest entity in its financial statements.

An enterprise with a variable interest in an entity to which the provisions of the original Interpretation have not been applied shall apply the provisions of the revised Interpretation as follows: a public enterprise that is not a small business issuer shall apply the Interpretation to all variable interests held (other than special-purpose entities) no later than the end of the first reporting period ending after March 15, 2004; a public enterprise that is a small business issuer shall apply the Interpretation to all variable interests held (other than special-purpose entities) no later than the end of the first reporting period ending after December 15, 2004; and a nonpublic enterprise with a variable interest in an entity that is created after December 31, 2003 shall apply the Interpretation to that entity immediately, and to all variable interests held by the beginning of the first annual reporting period beginning after December 15, 2004.

The adoption of Interpretation No. 46R did not have an impact on the Company’s results of operations, financial position, or cash flows.

Inventory Costs

In November 2004, the FASB recently issued FASB Statement No. 151, “Inventory Costs”, an amendment of the Accounting Research Bulletin No. 43, Chapter 4. The amendments made by Statement 151 clarify that abnormal amounts of idle facility expense, freight, handling costs, and wasted materials (spoilage) should be recognized as current-period charges and require the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities.

The guidance is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. Earlier application is permitted for inventory costs incurred during fiscal years beginning after November 23, 2004. Management believes that the adoption of the provisions of SFAS No.151 will not have a material impact on the Company’s results of operations, financial position, or cash flows.

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Accounting for Exchanges of Nonmonetary Assets

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets”. SFAS No. 153 addresses the measurement of exchanges of nonmonetary assets. The guidance in APB Opinion No. 29, “Accounting for Nonmonetary Transactions” (“APB No. 29”), is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. The guidance in APB No. 29, however, included certain exceptions to that principle. SFAS No. 153 amends APB No. 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. These provisions of SFAS No. 153 are effective for financial statements for fiscal years beginning after June 15, 2005. Earlier application is permitted for nonmonetary asset exchanges incurred during fiscal years beginning after the date SFAS No. 153 was issued. The adoption of the provisions of SFAS No. 153 is not expected to have a material impact on the Company’s results of operations or financial position.

4.                          Businesses Acquired

Acquisition of Minority Interests

In March and April 2004, WBD Foods acquired 6.2% of Tsaritsino Dairy Plant (“TsMK”), a subsidiary, from shareholders of WBD Foods for cash consideration of $3,406. The fair value of net assets acquired in excess of purchase price of $939 was recorded as a reduction of the value of property, plant and equipment.  The change in minority interest related to this acquisition is presented as “Acquisitions by the Company of minority interests in subsidiaries” in Note 21.

In September 2003, WBD Foods acquired 47.7% of Ufamolagroprom, a subsidiary, from minority shareholder for cash consideration of $3,138. The fair value of net assets acquired in excess of purchase price of $827 was recorded as reduction of the value of property, plant and equipment. The change in minority interest related to this acquisition is presented as “Acquisitions by the Company of minority interests in subsidiaries” in Note 21.

In June 2002, WBD Foods acquired 25.0% of Moscow Baby Food Plant (“ZDMP”), a subsidiary, from one of its shareholders for cash consideration of $5,000. The fair value of net assets acquired in excess of purchase price of $3,461 was subsequently recorded as a reduction of the value of intangible assets and property, plant and equipment.  The change in minority interest related to this acquisition is presented as “Acquisitions by the Company of minority interests in subsidiaries” in Note 21.

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The Company made a number of other acquisitions of minority interests in certain subsidiaries during the years ended December 31, 2004, 2003 and 2002. The total cash consideration paid for these acquisitions was $663, $54 and $1,536 respectively. The acquisitions made during 2004, 2003 and 2002 resulted in fair value of net assets acquired in excess of purchase price of $0, $0 and $602, respectively, which was recorded as a reduction of the value of property, plant and equipment. Certain acquisitions of minority interests made during the year ended December 31, 2004 and 2002 resulted in goodwill of $78 and $402. The changes in minority interests related to these acquisitions are presented as “Acquisitions by the Company of minority interests in subsidiaries” in Note 21.

These acquisitions are included in WBD Foods’ operating results from their respective dates of acquisition. Pro forma results of operations reflecting these acquisitions have not been presented because the results of operations of the acquired companies, either individually or collectively, are not material to consolidated results of operations.

Business Combinations

2004

In December 2004, the Company acquired 88.4% of Atamanskoe farm for cash consideration of $904. Atamanskoe farm produces raw milk. The acquisition of Atamanskoe allows the Company to save on raw material expenses and become less dependable on raw milk suppliers, as well as ensure a steady supply of raw milk to keep up with anticipated growth in production driven by anticipated increase in market demand. The fair value of net assets acquired in excess of purchase price of $1,768 was subsequently recorded as a reduction of the value of property, plant and equipment.

In December 2004, the Company acquired 100% of two other companies for cash considerations of $344.

2003

In January 2003, the Company acquired 100.0% of Syberian Syr for cash consideration of $2,633. Syberian Syr owns warehousing facilities easily accessible by road and rail. The acquisition of Syberian Syr allows the Company to save on rental expenses associated with warehousing and office space in Syberia and provide the Company with a solid base to keep up with anticipated growth in the key Syberian marketplace. The cash consideration paid for this acquisition was allocated to property, plant and equipment ($1,453), goodwill ($1,411), less liabilities ($231).

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In August 2003, the Company acquired 100% interest in two legal entities – Geyser and Curative Spring - involved in production of mineral water under the brand name Essentuki for cash consideration of $4,118. Essentuki is one of Russia’s best known mineral water brand. With the acquisition of Essentuki, the Company acquired natural water wells, healing springs and bottling facilities. The cash consideration paid for these acquisitions was allocated to property, plant and equipment ($3,957), goodwill ($1,702), other current assets ($328) less liabilities ($1,869).

2002

In June 2002, the Company acquired 82.3% of Kharkov Dairy Plant for cash consideration of $5,136. Kharkov Dairy Plant is a strong player on the Ukranian market with a stable supply of raw materials.

In July 2002, a 100.0% interest in Roska, a St. Petersburg dairy company, was acquired by the Company for cash consideration of $11,634. Roska is one of St. Petersburg’s most modern and best equipped dairy plants with excellent location and access roads. Through this major acquisition in St. Petersburg, WBD Foods established substantial dairy production capacity in the North-West region of Russia.

In October 2002, the Company acquired 100.0% of Ruselectrocenter for cash consideration of $6,000. The acquisition of this warehouse complex will allow WBD Foods to optimize the juice distribution network in the key Moscow city and Moscow regional markets. The complex is equipped with the latest technology in automated control systems, and provides a comprehensive range of services from storage to direct delivery to clients.

In October 2002, the Company acquired 95.4% of Depsona for $3,458. Depsona is a strong player in the South region of Russia. The factory has access to large reserves of high-quality local raw materials, which will allow the Company to reduce its dependence on imported juice concentrates.

The Company also acquired an interest in a number of other companies during 2002 for cash consideration of $6,807.

The total cash consideration paid for all new acquisitions made in 2002 was $33,035 attributable to property, plant and equipment ($26,641), goodwill ($8,304), other intangible assets ($1,783) and other current assets ($7,208) less liabilities ($10,901).

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All acquisitions discussed above have been accounted for using the purchase method of accounting and, accordingly, the assets acquired and liabilities assumed have been recorded at their fair values as of the dates of the acquisitions. For the acquisitions that resulted in excess of fair value of the assets acquired and liabilities assumed over the purchase price the difference has been deducted proportionately from non-current assets acquired (excluding long-term investments in marketable securities). For acquisitions that resulted in excess of purchase price over the fair value of the assets acquired and liabilities assumed such excess was recorded as goodwill.

These acquisitions are included in WBD Foods’ operating results from their respective dates of acquisition. Pro forma results of operations reflecting these acquisitions have not been presented because the results of operations of the acquired companies, either individually or collectively, are not material to consolidated results of operations.

5.                          Cash and Cash Equivalents

Cash and cash equivalents as of December 31, 2004 and 2003 were comprised as follows:

	2004	2003
Rubles	$21,042	$38,740
Hard currencies	2,732	1,502
Cash equivalents	17	22
Total cash and cash equivalents	$23,791	$40,264

6.                          Trade Receivables, net

Trade receivables as of December 31, 2004 and 2003 were comprised as follows:

	2004	2003
Trade receivables	$76,141	$68,879
Allowance for doubtful accounts	(13,931)	(11,455)
Total trade receivables, net	$62,210	$57,424

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The movement in the allowance for doubtful accounts for the years ended December 31, 2004, 2003 and 2002 was as follows:

	2004	2003	2002
Balance, beginning of period	$11,455	$2,737	$581
Allowance for doubtful accounts acquired in business combinations	—	—	495
Provision for doubtful accounts	3,722	9,591	1,970
Write off of trade receivables	(1,938)	(1,361)	(309)
Currency translation adjustment	692	488	—
Balance, end of period	$13,931	$11,455	$2,737

7.                          Inventory

Inventory as of December 31, 2004 and 2003 was comprised as follows:

	2004	2003
Raw materials	$68,921	$56,842
Work in progress	4,846	3,082
Finished goods	28,272	28,319
Total inventory	$102,039	$88,243

Obsolescence and net realizable value expense during 2004, 2003 and 2002 amounted to $3,482, $2,100 and $1,154, respectively, and was included in cost of sales in the accompanying consolidated statements of income.

8.                          Net Investment in Direct Financing Leases

Commencing from 1999, the Company announced a program called “Dairy Rivers of Russia” with the purpose of ensuring a steady and reliable source of milk. Under this program the Company acquired agricultural equipment and leased such equipment to several farms. These transactions were classified as direct financing leases. The lease agreements vary from three to eight years and provide a free of charge equipment transfer option at the end of the lease term. The lease receivables are denominated in U.S. dollars and Russian rubles. The lessees have the option to settle the receivable through the delivery of milk supplies to the Company based on a predetermined schedule. The settlement is based on milk prices which are variable dependent upon prevailing market prices.

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The following lists the components of the net investment in direct financing leases at December 31, 2004 and 2003:

	2004	2003
Total future minimum lease payments	$6,458	$6,748
Less: Unearned income	(454)	(806)
Net investment in direct finance leases	$6,004	$5,942
Current portion	2,109	1,551
Long-term portion	3,895	4,391

At December 31, 2004, total future minimum lease payments to be received for each of the five succeeding fiscal years are as follows:

Years ended December 31,

2004	$2,230
2005	2,164
2006	1,645
2007	412
2008	$7

9.                          Intangible Assets

Identifiable intangible assets as of December 31, 2004 and 2003 were comprised as follows:

	2004		2003
	Gross carrying	Accumulated	Gross carrying	Accumulated
	amount	amortization	amount	amortization
Intangible assets with determinable lives:
Supplier contracts	$1,626	$(794)	$1,531	$(433)
Trademarks	248	(184)	234	(171)
Customer relationships	116	(116)	110	(67)
Others	661	(98)	550	(203)
Intangible assets with indefinite lives:
Trademarks	792	—	746	—
Total intangible assets	$3,443	$(1,192)	$3,171	$(874)

Supplier contracts have a weighted average useful life of five years, customer relationship and trademarks have a useful life of two years.

Amortization expense during the years ended December 31, 2004, 2003 and 2002 amounted to $445, $570 and $164, respectively.

Amortization expense relating to the net carrying amount of intangible assets at December 31, 2004 is estimated to be $448 in 2005, $448 in 2006, $322 in 2007, $119 in 2008 and $119 in 2009.

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10.                   Property, Plant and Equipment

The net book value of property, plant and equipment at December 31, 2004 and 2003 was comprised as follows:

	2004	2003
Buildings	$117,095	$90,227
Freehold machinery and equipment	406,246	324,207
Computer hardware and software	14,531	11,939
Other	39,367	30,597
Gross book value of property, plant and equipment	577,239	456,970
Accumulated depreciation	(180,506)	(132,556)
Advances paid for property, plant and equipment	11,903	5,706
Construction in progress and equipment for installation	31,460	64,357
Total property, plant and equipment, net	$440,096	$394,477

The Company capitalized interest costs of $996, $1,741, and $2,131 during the years ended December 31, 2004, 2003 and 2002, respectively, with respect to qualified construction projects.

Depreciation expense during the years ended December 31, 2004, 2003 and 2002 amounted to $43,558, $30,209, and $18,447, respectively.

11.                   Goodwill

The movement of goodwill for the years ended December 31, 2004 and 2003 comprised:

Balance at December 31, 2001	$11,179
Acquisitions	8,706
Currency translation adjustment	—
Balance at December 31, 2002	$19,885
Acquisitions	3,113
Currency translation adjustment	1,697
Balance at December 31, 2003	$24,695
Acquisitions	78
Currency translation adjustment	1,518
Balance at December 31, 2004	$26,291

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12.                   Long-term Investments

At December 31, 2004 and 2003 the Company had the following direct investments in Russian companies:

	2004		2003
	Ownership	Amount	Ownership	Amount
Albumin	40.6%	$1,433	40.6%	$1,350
Samara Lakto	—	—	4.0%	320
Tsar’-Grad	—	—	19.9%	340
Other	various	984	various	921
Total long-term investments		$2,417		$2,931

The investment in Albumin, an open joint-stock company, is carried on the cost method as no significant influence is exercised by the Company as of December 31, 2004 and 2003, as evidenced by the Company not having significant influence over financial or operating policies of Albumin and having no representation on the Board of Directors. Investments in Samara Lakto and Tsar’-Grad were disposed of in 2004.

13.                   Other Non-current Assets

Other non-current assets at December 31, 2004 and 2003 were comprised as follows:

	2004	2003
Notes issuance expenses, net of amortisation	$3,069	$3,894
Advance for further step acquisition of minority interest in Sibirskoye moloko dairy plant	1,057	—
Advance for acquisition of farms	376	—
Other	1,004	653
Total other assets	$5,506	$4,547

14.                   Accrued Liabilities

Accrued liabilities at December 31, 2004 and 2003 were comprised as follows:

	2004	2003
Payroll related accruals	$9,604	$5,238
Interest accruals	2,737	3,382
Other accruals	2,350	2,363
Total accrued liabilities	$14,691	$10,983

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15.                   Short-term and Long-term Loans

Short-term loans at December 31, 2004 and 2003 comprised the following:

	2004			2003
			Weighted			Weighted
			average			average
	No. of		interest	No. of		interest
	loans	Amount	rate	loans	Amount	rate
EURO denominated	3	$739	4.23%	—	$—	—

Ruble denominated,	12	16,815	10.68%	2	479	4.06%
Other currency denominated,	—	—	—	1	14	20.00%

Total short-term loans		$17,554			$493

Long-term loans at December 31, 2004 and 2003 comprised the following:

	2004			2003
			Weighted			Weighted
			average			average
	No. of		interest	No. of		interest
	loans	Amount	rate	loans	Amount	rate
U.S.$ denominated	3	$1,809	4.11%	3	$2,623	2.82%

EURO denominated	2	6,201	5.63%	3	6,941	5.37%

Ruble denominated	1	46	10.00%	1	87	10.00%

Total amount of long-term borrowings		8,056			9,651
Less current portion of long-term loans		(936)			(1,769)

Total long-term loans		$7,120			$7,882

Guarantees

Certain of the Company’s loans are guaranteed by other parties as follows:

•                  ING-Bank (Eurasia) line of credit, in the amount of $1,255, was guaranteed by a supplier of property, plant and equipment and ING Bank N.V.;

•                  Moscow City Government short-term loan, in the amount of $5,783, was guaranteed by Bank of Moscow.

At December 31, 2004 and 2003, WBD Foods and certain other major subsidiaries guaranteed certain short-term and long-term bank loans received by other subsidiaries of WBD Foods. The aggregate amount of such guarantees equaled to the carrying amount of the respective short-term and long-term loans.

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Unused lines of credit

At December 31, 2004 the Company had $32,960 of unused borrowings under its long-term lines of credit.

Maturity of long-term loans

Aggregate maturity of long-term loans outstanding at December 31, 2004 was as follows:

Years ended December 31,
2005	$936
2006	7,120
Total long-term loans	$8,056

Collateral

Certain of the Company’s inventory, property, plant and equipment served as collateral for the short-term and long-term loans from International Moscow Bank, Moscow City Government, Bank Aval and Sberbank.

At December 31, 2004 and 2003 the assets that served as collateral consisted of the following:

•                  Inventory in the amounts of $7,133 and $6,157, respectively;

•                  Property, plant and equipment with a net book value of $50,585 and $189, respectively.

16. Short-term and Long-term Notes Payable

Notes payable at December 31, 2004 and 2003 comprised the following:

Issuer	Currency	2004	2003

LMK	Ruble	$—	$6,032
Total short-term notes		$—	$6,032
WBD Foods	U.S.$	$150,000	$150,000
WBD Foods	Ruble	51,709	50,926
Total long-term notes		$201,709	$200,926

WBD Foods U.S.$ Notes

On May 21, 2003, UBS (Luxembourg) S.A. issued 8.5% Loan Participation Notes due 2008 for the sole purpose of funding a $150,000 loan (the “Loan”) to WBD Foods. The Loan will mature on May 21, 2008 and bears interest at an annual rate of 8.5%, payable semi-annually in arrears on May 21 and November 21 of each year.

Nine of WBD Foods’ subsidiaries unconditionally, irrevocably, jointly and severally guarantee its obligation under the Loan.   The loan agreement contains a number of covenants including requirements to maintain certain financial ratios.

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WBD Foods Ruble Notes

On April 15, 2003, WBD Foods issued 1,500,000 non-convertible ruble denominated notes at a face value of 1,000 rubles each. The offering raised a total of 1,500,000  thousand rubles  ($54,057 at the exchange rate as of December 31, 2004 of which $2,348 have been repaid as at December 31, 2004). The notes are redeemable by WBD Foods on April 11, 2006. The interest rate of the first coupon period was 12.9%, for the second coupon period was 12.0%, for the third coupon period was 9.4%, for the third coupon period was 8.5% interest rates for subsequent coupon periods are subject to change due to changes in the Consumer Price Index, published by the State Statistical Committee of the Russian Federation, in comparison with the appropriate period of the prior year. Interest is payable semi-annually in arrears commencing on October 14, 2003. In accordance with the notes issuance terms, there are a number of covenants including requirements to maintain certain financial ratios.

LMK Ruble Notes

On November 1, 2001 LMK issued unsecured ruble denominated notes amounting to 500,000,000 rubles. The notes were unconditionally guaranteed by WBD Foods and matured on November 1, 2004. On October 31, 2004 the notes were redeemed by LMK. Interest was payable quarterly. For the first year, interest was fixed at 22.8% and was subsequently adjusted depending upon market conditions and market rates of interest. For the period from November 1, 2003 to January 31, 2004 interest was fixed at 12.5%. For the period from February 1, 2004 to April 29, 2004 interest was fixed at 10.9%. For the period from April 30, 2004 to October 29, 2004 interest was fixed at 10.2%.

17. Other Payables

Other payables primarily represent payables for property, plant and equipment and were comprised as follows as of December 31, 2004 and 2003:

	2004	2003
Other payables for property, plant and equipment:
Current payables	$7,028	$9,528
Vendors financing obligations, including
• current portion	16,598	17,328
• long-term portion	39,251	49,012
	62,877	75,868
Other payables:
Current payables	5,989	9,177
Long-term payables, including
• current portion	—	—
• long-term portion	43	8
	6,032	9,185
Total other payables	68,909	85,053
Less current liabilities	(29,615)	(36,033)
Total other long-term payables	$39,294	$49,020

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The Company has agreements with suppliers of equipment, which provide financing for the periods ranging from 1 to 9 years. At December 31, 2004 and 2003, vendor financing obligations were $40,378 and $48,786, respectively, 10,657 thousand EURO and  13,166 thousand EURO (equivalent to $14,521 and $16,460 as of December 31, 2004 and 2003, respectively) and 26,346 thousand rubles and 32,211 thousand rubles (equivalent to $950 and $1,094 as of December 31, 2004 and 2003, respectively). This financing is provided at interest rates of LIBOR plus 1.5%, EURIBOR plus 1.5% and 16.0% for U.S. dollar, EURO and ruble denominated contracts, respectively. The majority of equipment financing is provided by one supplier. At December 31, 2004 and 2003, property, plant and equipment amounting to $59,681 and $53,877, respectively, served as collateral under these financing agreements.

Aggregate maturity of other long-term payables outstanding at December 31, 2004 was as follows:

Years ended December 31,
2005	$16,598
2006	15,990
2007	11,431
2008	6,454
2009	4,882
Thereafter	537
Total maturity of other long-term payables	55,892
Less current portion of other long-term payables	(16,598)
Total other long-term payables	$39,294

18. Income Tax

WBD Foods’ provision for income taxes for the years ended December 31, 2004, 2003 and 2002 was as follows:

	2004	2003	2002
Current income tax provision	$18,189	$14,866	$14,211
Deferred income tax (benefit) charge	(6,019)	(4,149)	38
Total provision for income taxes	$12,170	$10,717	$14,249

WBD Foods’ statutory income tax rate was 24% for the periods presented above.

Foreign current income tax provisions for the years ended December 31, 2004, 2003 and 2002 were $534, $568 and $141, respectively. Foreign deferred income tax benefit for the years ended December 31, 2004, 2003 and 2002 were $1,255, $1,137 and $205, respectively.

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The actual provision for income taxes reconciled to WBD Foods’ theoretical tax provision at statutory rate was as follows for the respective periods ended:

	2004	2003	2002

Income before provision for income taxes	$38,305	$33,882	$51,917
Russian statutory tax rate	24%	24%	24%
Theoretical tax provision at statutory rate	9,193	8,132	12,460
Tax effect of expenses not deductible for national statutory taxation purposes	6,232	3,345	3,483
Tax effect of income not taxable for national statutory taxation purposes	(248)	(304)	(799)
Tax effect of income tax privileges relating to small business enterprises benefit	(1,278)	(2,981)	(4,855)
Tax effect of U.S. GAAP remeasurement loss not deductible for domestic statutory taxation purposes	—	—	686
Decrease (increase) in valuation allowance	(2,258)	2,481	2,147
Tax effect of other	529	44	1,127
Actual provision for income taxes	$12,170	$10,717	$14,249

The income tax benefit for small enterprises was abolished as of January 1, 2002, except that the benefit will continue to be available to enterprises that were established before July 1, 2001. Such enterprises are exempt from income taxes for the first two years of operations and in the third and forth years income taxes are levied at a rate of 25% and 50% of the income tax rate, respectively. Starting from January 1, 2002 the Group’s juice production primarily concentrated in two small enterprises, Fruit Rivers and Nectarin, which were registered in March and April 2001, respectively.

Unused credits, such as profit tax privileges, may not usually be carried forward under Russian tax legislation. Accordingly, tax credits are reflected in the Group’s consolidated financial statements only to the extent and in the year in which the credits are utilized.

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Temporary differences between the tax bases of assets and liabilities and the respective carrying amounts in these consolidated financial statements give rise to the following deferred tax assets and liabilities at December 31, 2004 and 2003:

	2004	2003
Deferred tax assets/(liabilities) arising from tax effect of:
Losses carried forward	$10,066	$5,933
Property, plant and equipment	6,265	5,193
Allowance for doubtful accounts	3,437	2,657
Obsolescence and net realizable value inventory write off and other accrued liabilities	1,362	1,566
Payroll related accruals	217	1,144
Other	387	942
Gross deferred tax asset	21,734	17,435
Less valuation allowance for deferred tax asset	(7,869)	(10,127)
Deferred tax asset net of valuation allowance	13,865	7,308

Property, plant and equipment	(9,448)	(10,627)
Bonds issuance costs	(737)	(948)
Other	(682)	(1,000)
Gross deferred tax liability	(10,867)	(12,575)

Net deferred tax asset (liability)	$2,998	$(5,267)
Analyzed as to:
Current deferred tax asset	6,265	5,210
Long-term deferred tax asset	7,001	1,893
Long-term deferred tax liability	10,268	12,370

For statutory income tax purposes, WBD Foods and its subsidiaries had accumulated tax losses of $39,870 which may be carried forward for use against future income, of which $9,104, $10,248 and $13,921 expire in 2012, 2013 and 2014, respectively, and $6,597 can be carried forward indefinitely. Their use is restricted to a maximum of 30% of taxable income per annum.

For financial reporting purposes, a valuation allowance has been recognized to reflect management’s estimate of the realization of deferred tax assets. A valuation allowance is provided when it is more likely than not that some or all of the deferred tax assets will not be realized in the future. These evaluations are based on expectations of future taxable income and reversals of various taxable temporary differences.

During 2004 the Company reversed the valuation allowance for deferred tax assets relating to property, plant and equipment and losses carried forward in Fruktopak, one of its subsidiaries, amounting to $4,520 thousand as management believes that these deferred tax assets will be fully recoverable based on its analysis of positive and negative evidence such as cumulative profits in recent years and strong expectations of profitability in the future.

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19.   Government Grants

In 1993-1999 ZDMP received capital grants from the Russian and Moscow Governments.  These grants related to the acquisition of property, plant and equipment for baby food production and are recognized in the consolidated and combined statements of income in the period in which the depreciation expense on the related property, plant and equipment is incurred. The conditions of the grants are that ZDMP must continue to use the related property, plant and equipment for baby food production. Management believes that it has complied with this condition and will continue to comply in the future.

The movement in capital government grants during the years ended December 31, 2004 and 2004 comprised:

Balance at December 31, 2002	$10,601
Amortization	(2,106)
Currency translation adjustment	751
Balance at December 31, 2003	$9,246
Amortization	(2,243)
Currency translation adjustment	482
Balance at December 31, 2004	$7,485

Grants are amortized once the related property, plant and equipment are put into operation. Amortization is reported as a reduction in the depreciation expense of the related property, plant and equipment.

During the year ended December 31, 2004 and 2003, WBD Foods received operating grants from the Russian Government and Moscow City Government in the amount of $687 and $835. These grants related to interest rates on loans used for acquisition of milk and other raw materials, and are recognized in the consolidated statements of income in the period in which the related interest expense is incurred. The grants were provided at one half of the Central Bank of Russia interest rate (equating to 13% at December 31, 2004) or in a fixed amount approximating to half of the interest expense. The conditions of the grants are that WBD Foods must use the related loans received from Russian banks for the acquisition of milk and other raw materials.

20. Shareholders’ Equity

On February 8, 2002, WBD Foods issued and sold 9,000,000 new ordinary shares (ADSs) registered with the United States Securities and Exchange Commission at an initial offering price of $19.50 per share for total consideration, net of underwriting discount, of $166,725. Net direct expenses related to the issue of shares amounted to $4,598. Nominal value of shares issued was 20 rubles per share.

In accordance with Russian corporate laws, earnings available for dividends are limited to profits, denominated in domestic currency, after certain deductions. At December 31, 2004 retained earnings of WBD Foods which are distributable under statutory legislation totaled 446 million rubles ($16,062 at the exchange rate as at December 31, 2004).

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21. Minority Interest

The movement in minority interest during the years ended December 31, 2004 and 2003 comprised:

Balance at December 31, 2002	$21,549
Acquisitions by the Company of minority interests in subsidiaries	(4,019)
Minority interest share in net income	2,012
Currency translation adjustment	1,626
Balance at December 31, 2003	$21,168
Acquisitions by the Company of minority interests in subsidiaries	(8,452)
Acquisition of subsidiaries	342
Minority interest share in net income	3,161
Currency translation adjustment	1,108
Balance at December 31, 2004	$17,327

22. Cost of Sales

Cost of sales for 2004, 2003, and 2002 were comprised of the following:

	2004	2003	2002

Raw materials	$736,229	$566,512	$506,086
Personnel	44,293	33,040	26,548
Depreciation and amortization	35,865	24,753	14,983
Utilities	18,593	15,646	10,971
Goods for resale	6,675	13,640	13,770
Other	20,006	11,513	7,349
Total cost of sales	$861,661	$665,104	$579,707

23. Selling and Distribution Expenses

Selling and distribution expenses for 2004, 2003, and 2002 were comprised of the following:

	2004	2003	2002

Advertising and marketing	$54,298	$43,777	$34,857
Personnel	43,831	36,562	30,620
Transportation	45,938	31,364	24,700
Bad debt expense	3,722	10,220	3,232
Materials and supplies	8,447	7,446	6,311
Warehouse	8,937	4,978	5,228
Other	8,260	6,399	4,579
Total selling and distribution expenses	$173,433	$140,746	$109,527

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24. General and Administrative Expenses

General and administrative expenses for 2004, 2003, and 2002 were comprised of the following:

	2004	2003	2002

Personnel	$53,250	$45,281	$33,800
Audit, consulting and legal fees	4,655	7,307	2,613
Taxes other than income tax	11,782	5,465	11,872
Depreciation	4,576	3,674	2,075
Materials and supplies	3,226	3,206	2,399
Communication costs	2,331	2,105	1,800
Rent	2,268	1,898	1,531
Security expenses	469	293	559
Other	10,259	6,744	6,306

Total general and administrative expenses	$92,816	$75,973	$62,955

25. Financial Income and Expenses, net

Financial income and expense, net for 2004, 2003, and 2002 were comprised of the following:

	2004	2003	2002

Interest expense	$22,348	$20,903	$12,818
Interest income	(1,421)	(2,921)	(2,928)
Currency remeasurement (gains) losses	(7,673)	(4,834)	2,860
Bank charges	1,857	1,971	2,207
Other financial (income)/expense	(493)	154	(826)
Total financial income and expense, net	$14,618	$15,273	$14,131

26. Pension Costs

Starting from January 1, 2002 all social contributions (including contributions to the Pension fund) were substituted with a unified social tax (“UST”) calculated by the application of a regressive rate from 35.6% to 2% to the annual gross remuneration of each employee. WBD Foods allocates UST to three social funds (including the Pension Fund) where the rate of contributions to the Pension fund vary from 28% to 2% depending on the annual gross salary of each employee. The Russian Federation state pension fund contributions are expensed as incurred. Pension costs amounted to $20,557, $17,498 and $13,505 in 2004, 2003 and 2002, respectively. WBD Foods has no other pension obligations.

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27. Segment Information

The Company’s major reportable business segments are dairy, juice and the water segments. These segments are strategic business units that produce and offer distinctive products, i.e. sterilized and pasteurized milk, yogurts, dairy desserts, and other dairy products in the dairy segment; fruit juices, nectars, and juice based drinks in the juice segment; and bottled mineral water in the water segment.

WBD Foods’ accounting policy for segments is the same as those described in the summary of significant accounting policies. Management evaluates segment performance based on segment profit or loss before minority interests and deferred taxes. Transfers between segments are made at values that approximate market values.

Operating Segment – year ended December 31, 2004

				Common and
				corporate
				assets/	Intersegment
	Dairy	Juice	Water	expenses	receivables	Consolidated

Total sales	$890,348	$297,895	$3,806	$27	$—	$1,192,076
Intersegment sales	(2,785)	—	—	—	—	(2,785)
Sales to external customers	887,563	297,895	3,806	27	—	1,189,291
Cost of sales	(661,829)	(196,997)	(2,829)	(6)	—	(861,661)
Gross profit	225,734	100,898	977	21	—	327,630
Operating expenses	(161,216)	(80,190)	(6,786)	(26,515)	—	(274,707)
Operating income (loss)	64,518	20,708	(5,809)	(26,494)	—	52,923
Financial income and expense, net and current provision for income taxes	(18,334)	(3,319)	(29)	(11,125)	—	(32,807)
Net segment profit (loss)	$46,184	$17,389	$(5,838)	$(37,619)	$—	$20,116
Deferred tax benefit						6,019
Minority interest						(3,161)
Net income						$22,974

Segment total assets	$600,822	$202,664	$23,420	$24,671	$(55,489)	$796,088
Expenditure for segment property, plant and equipment	$62,253	$7,371	$1,446	$1,569	$—	$72,639
Depreciation and amortization	$32,090	$9,839	$1,170	$904	$—	$44,003

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Operating Segment – year ended December 31, 2003

				Common
				and
				corporate
				assets/	Intersegment
	Dairy	Juice	Water	expenses	receivables	Consolidated

Total sales	$665,869	$274,455	$1,570	$131	$—	$942,025
Intersegment sales	(3,566)	—	—	—	—	(3,566)
Sales to external customers	662,303	274,455	1,570	131	—	938,459
Cost of sales	(482,855)	(180,594)	(1,056)	(599)	—	(665,104)
Gross profit	179,448	93,861	514	(468)	—	273,355
Operating expenses	(117,342)	(73,448)	(6,747)	(26,663)	—	(224,200)
Operating income	62,106	20,413	(6,233)	(27,131)	—	49,155
Financial income and expense, net and current provision for income taxes	(22,649)	(2,082)	(70)	(5,338)	—	(30,139)
Net segment profit (loss)	$39,457	$18,331	$(6,303)	$(32,469)	$—	19,016
Deferred tax benefit						4,149
Minority interest						(2,012)
Net income						$21,153

Segment total assets	$496,799	$213,267	$17,606	$61,376	$(45,163)	$743,885
Expenditure for segment property, plant and equipment	$70,481	$31,678	$1,934	$3,093	$—	$107,186
Depreciation and amortization	$23,590	$5,472	$407	$1,311	$—	$30,780

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Continuing Operating Segment – year ended December 31, 2002

				Common
				and
				corporate
				assets/	Intersegment
	Dairy	Juice	Water	expenses	receivables	Consolidated

Total sales	$569,034	$263,309	$—	$—	$—	$832,343
Intersegment sales	(6,052)	(1,557)	—	—	—	(7,609)
Sales to external customers	562,982	261,752	—	—	—	824,734

Cost of sales	(398,068)	(180,609)	—	(1,030)	—	(579,707)

Gross profit	164,914	81,143	—	(1,030)	—	245,027
Operating expenses	(98,678)	(62,792)	—	(17,509)	—	(178,979)
Operating income (loss)	66,236	18,351	—	(18,539)	—	66,048
Financial income and expense, net and current provision for income taxes	(21,659)	(5,636)	—	(1,047)	—	(28,342)
Net segment profit (loss)	$44,577	$12,715	$—	$(19,586)	$—	$37,706
Deferred tax charge						(38)
Minority interest						(1,922)
Net income						$35,746

Segment total assets	$384,018	$183,442	$7,093	$39,447	$(35,525)	$578,475
Expenditure for segment property, plant and equipment	$99,734	$26,538	$5,645	$4,163	$—	$136,080
Depreciation and amortization	$13,777	$—	$—	$1,253	$—	$18,611

The changes in the carrying amount of goodwill for each segment for the years ended December 31, 2004, 2003 and 2002 were as follows:

	Dairy	Juice	Water	Total

Balance at December 31, 2002	$18,194	$1,214	$477	$19,885
Acquisitions	1,411	—	1,702	3,113
Currency translation adjustment	1,495	96	106	1,697
Balance at December 31, 2003	$21,100	$1,310	$2,285	$24,695
Acquisitions	—	78	—	78
Currency translation adjustment	1,298	81	139	1,518

Balance at December 31, 2004	$22,398	$1,469	$2,424	$26,291

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As of December 31, 2004, and 2003, segment total assets equaled consolidated total assets.

For the years ended December 31, 2004, 2003, and 2002, approximately 94%, 94%, and 95% of sales were generated in and sold to customers in Russia. As of December 31, 2004, 2003 and 2002, the long-lived assets of the Company were primarily located in Russia.

The financial data above does not reflect information by WBD Foods’ separate products and sales as it is impracticable to produce this information.

The majority of the Company’s packaging materials is purchased from one supplier. There can be no assurance that, in the event of a loss of this supplier or unfavourable developments in the business practices of this supplier, substantially all of the current levels of packaging materials could be purchased at comparable, or nearly comparable, prices on the international market.

28. Related Parties

Trinity-Negus

During 2002 the Company engaged in transactions with Trinity-Negus (“Trinity”), a private security company, which is owned by members of the control group of shareholders. Trinity provided the Company with security services in 2002 amounting to approximately $221. During 2003 and 2004 the Company had no material transactions with Trinity.

Wimm-Bill-Dann Trans

During 2004, 2003 and 2002 the Company received transportation services from Wimm-Bill-Dann Trans (“WBD Trans”), a closed joint stock company, which is a WBD Foods’ investee, amounting to approximately $11,149, $8,616 and $5,909, respectively. As of December 31, 2004 and 2003 advances paid to WBD Trans in respect of transportation services amounted to $247 and $18, respectively.

Perekriostok

Through 2003 one of the members of WBD Foods’ Board of Directors was also a member of the Board of Directors in Trade House Perekriostok (“TH”), a closed joint stock company, which buys dairy and juice products from WBD Foods. Sales to TH 2003 and 2002 were $9,066 and $6,804, respectively. Amounts due from TH as of December 31, 2003 were $156.

Adonis

During 2004, 2003 and 2002, the Company paid for construction of an administrative building amounting to $127, $810 and $2,278, respectively, to Adonis, a limited liability company, which is controlled by members of the control group of shareholders.

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Milk suppliers

During 2004, 2003 and 2002 the Company purchased milk from certain milk supplying companies, which are controlled by members of the control group of shareholders, amounting to $2,614, $900 and $291, respectively. As of December 31, 2004 and 2003 accounts payable to these milk supplying companies in respect of milk received amounted to $109 and $27, respectively.

Auto-40

During 2003, the Company sold vehicles to the transportation company Auto-40, which is controlled by members of the control group of shareholders. The sales amounted to $566.

Shareholders

During 2004, WBD Foods acquired 6.2% interest in TsMK from shareholders of WBD Foods for $3,406 (see Note 4).

During 2004 and 2003 the Company paid for legal services, in the amount of $507 and $2,086 respectively, on behalf of certain shareholders. As of December 31, 2004 all these amounts were fully repaid by the shareholders.

During 2002, WBD Foods acquired 25.1% interest in ZDMP from one of its shareholders for $5,000 (see Note 4).

29. Commitments and Contingencies

Property, plant and equipment purchase commitments

As of December 31, 2004, contracted expenditures for the purchase of property, plant and equipment in the period subsequent to December 31, 2004 were $12,329, payable in 2005.

Insurance

As of December 31, 2004, the Company had insurance coverage of $321 million in respect of property, plant and equipment at 18 major factories. The Company had insurance for business interruption at 5 major facilities with total coverage of $55 million. At 17 facilities the Company had product liability insurance with $1 million liability coverage per facility. Until the Company obtains insurance coverage for an amount exceeding the carrying value of property, plant and equipment, there is a risk that the loss or destruction of certain assets could have a material adverse effect on the Company’s operations and financial position.

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Taxation

In the period prior to January 1, 2003, WBD Foods used certain tax optimization initiatives. The Russian tax authorities may challenge these initiatives. Management believes that the tax savings to the Company in respect of these initiatives amounted to approximately $3.8 million. Should the Russian tax authorities question these initiatives and prove successful in their claim, they would be entitled to recover these amounts, together with penalties amounting to 20% of such amounts and interest at the rate of 1/300 of the Central Bank of Russia rate, equating to 0.043% at December 31, 2004, for each day of delay for late payment of such amounts. Management will vigorously defend any claims that these initiatives are contrary to Russian tax law. Starting from January 2003, WBD Foods discontinued using these tax optimization initiatives.

During the period 2001 to 2004 certain subsidiaries of WBD Foods utilized small business enterprises income tax benefit which were available under Russian income tax legislation being in force before January 1, 2002 (see Note 18). The Company believes that the tax savings to the Group for the period 2001 to 2004 in respect of these income tax benefits amounted to approximately $17.8 million. In 2004, the Russian tax authorities have questioned the use of some of these benefits by WBD Foods’ subsidiaries for the year 2001. Should the Russian tax authorities decide to issue a claim and prove successful in the court, and/or expand the period of this claim to 2002, 2003 and 2004, they would be entitled to recover the amount claimed, together with penalties amounting to 20% of such amount and interest at the rate of 1/300 of the Central Bank of Russia rate for each day of delay for late payment of such amounts. In any case, WBD Foods’ management believes that is has strong grounds on which to oppose any such claim and will vigorously defend its position.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WIMM-BILL-DANN FOODS OJSC

		By:	/s/ Dmitry A. Anisimov
		Name:	Dmitry A. Anisimov
		Title:	Chief Financial Officer
Wimm-Bill-Dann Foods OJSC

Date:	September 29, 2005

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